



NOTICE OF 2023 ANNUAL MEETING
OF SHAREHOLDERS AND PROXY STATEMENT

June 21, 2023

May 1, 2023

DEAR FELLOW SHAREHOLDERS:

For more than three decades, our people have been transforming the gaming industry through their creativity, curiosity, and commitment to excellence. In our quest to connect the world through epic entertainment, we've made our games accessible to the broadest audiences through mobile and free-to-play options, and helped players find joy, connection, and a sense of accomplishment through our games.

We are incredibly grateful to our talented and hardworking employees around the world for their vision and execution: Their efforts have delighted our players and generated outsized value for our shareholders for more than three decades.

Activision Blizzard's total shareholder return (TSR) was 16% for 2022, well ahead of the S&P 500's total decline of -18%. More importantly, during the 10 years ended December 31, 2022, Activision Blizzard delivered an annualized compound return of 23%, significantly ahead of the annualized compound return for the S&P 500 of 13%.

Over the 20 years ended December 31, 2022, Activision Blizzard delivered an annualized compound return of 21%, well ahead of the annualized compound return for the S&P 500 of 10%. During that same period, our market capitalization grew from under $1 billion to approximately $60 billion.

As a company that began when it was on the verge of insolvency, we're gratified to have delivered such significant value creation to our shareholders by delivering consistently great games for hundreds of millions of players.

Proposed Microsoft Transaction

In January 2022, we entered into an agreement and plan of merger with Microsoft Corporation that reflects Microsoft's agreement to acquire all outstanding shares of Activision Blizzard for $95 per share in cash[1]. At the time we entered our merger agreement, this purchase price reflected a premium of approximately 45% over Activision Blizzard's unaffected share price.

Shareholders overwhelmingly approved the proposed transaction with Microsoft at a special meeting in April 2022. The Board and our management team continue to believe this is the right transaction with the right partner at the right time, and we are engaged in ongoing discussions with regulators around the world as we work toward completion of the proposed transaction with Microsoft.

A combined Microsoft-Activision Blizzard will support our mission to deliver the world's best interactive entertainment, benefiting players, employees, and shareholders, and enabling us to more successfully participate in an increasingly competitive industry. Our talented people will gain access to bigger audiences and more resources to continue connecting the world through epic entertainment.

Last week, the Competition and Markets Authority (CMA) in the United Kingdom issued a decision prohibiting our proposed transaction with Microsoft. While this was not the outcome we were hoping for, we believe the decision is fundamentally and deeply flawed. Microsoft has announced that it will appeal, a step we fully support.

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(1) For additional information related to the Agreement and Plan of Merger, dated as of January 18, 2022, by and among Activision Blizzard, Microsoft Corporation, and Anchorage Merger Sub Inc., a wholly owned subsidiary of Microsoft Corporation, please refer to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 21, 2022, and other relevant materials in connection with the proposed transaction with Microsoft that we may file with the SEC containing important information about Activision Blizzard and the merger.

Strong Governance and Transparency

Over the last year, even with the backdrop of the proposed transaction with Microsoft, we continued our commitment to an active dialogue with stakeholders. We offer proactive transparency and solicit regular stakeholder feedback to inform our decision-making.

As we continued our dialogue with shareholders throughout 2022, investors consistently shared their approval of the changes we implemented in our executive pay practices to ensure industry leading alignment of interests with our shareholders. We continue to focus on financial performance and measurable and relevant ESG objectives in our short-term incentive plan. We prioritized performance-based equity incentive awards and increased disclosure around executive pay decision-making for executives. In 2021, our CEO, Bobby Kotick, asked for and received a reduction in compensation to affirm our focus on workplace excellence and our goal of providing our industry's most welcoming, inclusive culture.

Our continued success is tied to our ability to recruit, retain, and develop exceptional talent and to create opportunities for individuals from diverse backgrounds to enter and succeed in our industry. Driven by our determination to be a model for workplace excellence in gaming, in 2022 we advanced a number of key initiatives to ensure a supportive and diverse working environment.

Those initiatives, along with an unprecedented level of detail regarding our workplace data, will be shared in our first Transparency Report, a thorough and expansive look into Activision Blizzard's workplace practices including workplace conduct, manager feedback, DE&I efforts, initiatives around veterans' employment and sustainability, and more.

Here are some of the key takeaways we will discuss in further detail in that report, which we intend to release this quarter:

- We have always been focused on the best governance and compliance practices.

- Where we've found instances of misconduct, we took appropriate action.

- Our work with the EEOC and commitments to our employees and shareholders have further strengthened our policies and procedures to help us become a model workplace.

- The report, unique in its level of transparency and detail, also shares specifics of our work in 2022:

  - All business units saw an increase in the combined representation of women and non-binary employees as of November 30, 2022 compared to November 30, 2021.

  - We launched an enhanced global Workplace Integrity Policy that details our prohibition on discrimination, harassment, and retaliation, and highlights what employees can expect from an investigation process.

  - We completed "live" Workplace Integrity Training for our entire population of eligible U.S. employees and will expand the training to non-U.S.-based employees in 2023.

  - We expanded our Ethics and Compliance team, adding 26 professionals and promoted one of our most talented leaders to the role of Chief Ethics and Compliance Officer.

  - To help our employees understand their reporting options, encourage speaking up, and provide workplace feedback, we grew our Ethics Ambassador Program to include more than 140 "Way2Play Heroes"—employees who volunteer to serve as Ethics Ambassadors.

  - We launched <u>Level Up U</u>, a three-month paid training program with a talented class of over 100 students, with an overall diversity rate of 73%.

While the milestones and recognitions are meaningful validation of our teams' dedication and hard work, we will always be focused on what more we can do to provide every single employee the best experience and working environment.

The games we have crafted over the past 32 years would not have been possible without a thriving culture of creativity, collaboration, and excellence.

This is a very exciting time for Activision Blizzard. Our mission to connect and engage the world through epic entertainment has never been more important. We will continue to deliver excellence with integrity for our employees, players, shareholders, and partners.

Sincerely,

Robert A. Kotick

Brian Kelly



MEETING INFORMATION	
 **WHEN** Wednesday, June 21, 2023, 9:00 a.m., Pacific Time	 **WHERE** Live audio webcast at: https://viewproxy.com/ATVI/2023

WAYS TO VOTE		
 **BY INTERNET** www.proxyvote.com	 **BY TELEPHONE** Call (800) 690-6903 or the number on your proxy card.	 **BY MAIL** Sign, date, and return your proxy card.

NOTICE OF 2023 ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Activision Blizzard, Inc. will be held via live audio webcast, on Wednesday, June 21, 2023, at 9:00 a.m., Pacific Time.

To attend the meeting, visit https://viewproxy.com/ATVI/2023. Certain materials customarily made available at shareholder meetings (including the proxy materials and our shareholder list) will be available during the virtual meeting. Additional details regarding the logistics of the meeting can be found in the accompanying proxy statement, on the Investor Relations section of our website (https://investor.activision.com), and at https://materials.proxyvote.com/00507V.

Our Board of Directors (our "Board") set April 25, 2023 as the record date for determining the shareholders entitled to receive notice of, and to vote at, the Annual Meeting.

We will be mailing to shareholders on or about May 1, 2023 a notice regarding the Internet availability of these proxy materials that contains instructions on how to access the proxy materials and vote shares electronically.

Shareholders are being asked to vote on the following matters at the 2023 annual meeting of shareholders.

	OUR BOARD'S RECOMMENDATION
Proposal 1. Election of Directors (page 19) Our Board and its Nominating and Corporate Governance Committee believe our nine director nominees are well-qualified to provide oversight of the Company's business for the benefit of all of the Company's shareholders	**FOR**
Proposal 2. Advisory vote to approve our executive compensation (page 56) Our Board and its Compensation Committee believe our compensation policies and practices enable us to deliver superior returns to our shareholders and to motivate, attract, and retain the key executive talent necessary for our long-term success	**FOR**
Proposal 3. Advisory vote on frequency of future advisory votes to approve our executive compensation (page 134) Our Board and its Compensation Committee believe that an annual advisory vote on our executive compensation is consistent with our practice of regularly seeking input and engaging in dialogue with our shareholders about our executive compensation philosophy, policies and practices	**ONE YEAR**
Proposal 4. Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm (page 139) Our Board and its Audit Committee believe that continuing to retain Pricewaterhouse-Coopers LLP as the Company's independent registered public accounting firm is in the best interests of the Company and our shareholders	**FOR**
Proposal 5. Shareholder proposal regarding ratification of termination pay (page 141) Our Board unanimously recommends that you vote AGAINST this shareholder proposal	**AGAINST**
Proposal 6. Shareholder proposal regarding adoption of a freedom of association and collective bargaining policy (page 145) Our Board unanimously recommends that you vote AGAINST this shareholder proposal	**AGAINST**
Proposal 7. Shareholder proposal regarding preparation of a report about the Company's efforts to prevent abuse, harassment, and discrimination (page 149) Our Board unanimously recommends that you vote AGAINST this shareholder proposal	**AGAINST**

Your vote is important. Even if you plan to attend the virtual meeting, we urge you to promptly submit a proxy to vote your shares by following the instructions at the beginning of this Notice. If you attend the meeting and wish to vote in person, you may withdraw your proxy at that time.

By Order of the Board of Directors

Luci Altman
Corporate Secretary
May 1, 2023

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on Wednesday, June 21, 2023.
The proxy statement and our 2022 annual report to shareholders are both available at:
https://materials.proxyvote.com/00507V

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TABLE OF CONTENTS

PROXY SUMMARY — 8

PROPOSAL 1 ELECTION OF DIRECTORS — 19

CORPORATE GOVERNANCE MATTERS — 27

DIRECTOR COMPENSATION — 52

PROPOSAL 2 ADVISORY VOTE TO APPROVE THE COMPANY'S EXECUTIVE COMPENSATION — 56

COMPENSATION COMMITTEE LETTER — 57

COMPENSATION DISCUSSION AND ANALYSIS — 59

COMPENSATION COMMITTEE REPORT — 90

EXECUTIVE COMPENSATION TABLES — 91

PROPOSAL 3 ADVISORY VOTE ON FREQUENCY OF FUTURE ADVISORY VOTES TO APPROVE THE COMPANY'S EXECUTIVE COMPENSATION — 134

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS — 135

AUDIT-RELATED MATTERS — 137

PROPOSAL 4 RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM — 139

PROPOSAL 5 SHAREHOLDER PROPOSAL REGARDING RATIFICATION OF TERMINATION PAY — 141

PROPOSAL 6 SHAREHOLDER PROPOSAL REGARDING ADOPTION OF A FREEDOM OF ASSOCIATION AND COLLECTIVE BARGAINING POLICY — 145

PROPOSAL 7 SHAREHOLDER PROPOSAL REGARDING PREPARATION OF A REPORT ABOUT THE COMPANY'S EFFORTS TO PREVENT ABUSE, HARASSMENT, AND DISCRIMINATION — 149

BENEFICIAL OWNERSHIP MATTERS — 154

EQUITY COMPENSATION PLAN INFORMATION — 156

INFORMATION ABOUT THE 2023 ANNUAL MEETING — 157

DIRECTOR NOMINATIONS AND OTHER SHAREHOLDER PROPOSALS FOR OUR 2024 ANNUAL MEETING — 161

AVAILABILITY OF PROXY MATERIALS ON THE INTERNET; DELIVERY OF DOCUMENTS TO SECURITY HOLDERS SHARING AN ADDRESS; FINANCIAL AND OTHER INFORMATION — 163

OTHER MATTERS — 164

HELPFUL RESOURCES — 165

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement for the 2023 annual meeting of shareholders of Activision Blizzard, Inc., a Delaware corporation ("Activision Blizzard" or the "Company"). This summary does not contain all the information that you should consider, and you should read the entire proxy statement before voting. For more complete information regarding the Company's 2022 performance, please review our 2022 annual report, which is being provided to our shareholders at the same time as this proxy statement.

2022 PERFORMANCE – SETTING THE STAGE FOR FUTURE GROWTH

In 2022, Activision Blizzard's expanded development teams delivered a broad slate of content across our established intellectual properties. Amid an uncertain macro environment, we expanded our intellectual properties across platforms, geographies, and business models, positioning the business for further growth. Our robust product pipeline, live game opportunity, and ongoing focus on operational discipline create a foundation for strong financial performance ahead. Key results for 2022 included:

- Net revenues — $7.53 billion
- Operating income — $1.67 billion
- Earnings per diluted share ("EPS") — $1.92

- Operating cash flow — $2.22 billion
- Net bookings[1] — $8.51 billion
- In-game net bookings[2] — $5.38 billion

We did not reach all the targets we set for ourselves in 2022; our full-year net revenues, operating income, and EPS ended below our 2021 results. Nonetheless, the Company returned to very strong year-over-year growth in the fourth quarter, with each of our business units breaking records, positioning the business for further growth in 2023. Key highlights from our business units included:

- Following its October launch, *Call of Duty®: Modern Warfare® II* delivered the highest opening-quarter sell-through in franchise history. The game crossed $1 billion in worldwide sell-through just 10 days after its release, well ahead of the previous franchise record of 15 days set in 2012. The November release of *Warzone™ 2.0*, the all-new free-to-play Call of Duty experience on PC and console, and a record quarter for *Call of Duty: Mobile* also contributed to record quarterly player investment for the franchise in the fourth quarter.

- At Blizzard, the June launch of *Diablo® Immortal™*, a deep and authentic Diablo experience designed for the mobile platform, marked the start of a rollout of substantial content across Blizzard's key intellectual properties. October saw the global launch of *Overwatch® 2*, with a free-to-play model designed to allow more people than ever before to experience the acclaimed team-based action game. Over 35 million people played the game in its first month, including many who were new to Overwatch. World of Warcraft® delivered significant year-over-year growth in reach, engagement, and net bookings[1] in the fourth quarter following the September release of *Wrath of the Lich King® Classic* and the November launch of *Dragonflight™*.

- At King, *Candy Crush Saga™*, the largest title in the Candy Crush™ franchise, celebrated its 10-year anniversary in November. In-game net bookings[2] for the title grew approximately 20% year-over-year for every quarter of 2022, driven by continuous live operations improvements and highly-effective user acquisition. In June, King acquired software company Peltarion to accelerate the use of artificial intelligence ("AI") and machine learning technology to serve its community even more engaging content.

- Net bookings[1] on the mobile platform grew strongly in 2022, increasing 15% year-over-year to represent 43% of total net bookings.

- Overall Monthly Active Users ("MAUs")[3] for the fourth quarter of 2022 were 389 million, up 5% year-over-year.

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(1) Net bookings is an operating metric that is defined as the net amount of products and services sold digitally or sold-in physically in the period. Net bookings includes license fees, merchandise, and publisher incentives, among other things, and is equal to net revenues excluding the impact from deferrals.

(2) In-game net bookings primarily includes the net amount of microtransactions and downloadable content sold during the period, and is equal to in-game net revenues excluding the impact from deferrals.

(3) We monitor MAUs as a key measure of the overall size of our user base. MAUs are the number of individuals who accessed a particular game in a given month. We calculate average MAUs in a given period by adding the total number of MAUs in each of the months in that period and dividing that total by the number of months in the period. An individual who accesses two of our games would be counted as two users. In addition, due to technical limitations, for Activision and King, an individual who accesses the same game on two platforms or devices in the relevant period would be counted as two users. For Blizzard, an individual who accesses the same game on two platforms or devices in the relevant period would generally be counted as a single user. In certain instances, we rely on third parties to publish our games. In these instances, MAU data is based on information provided to us by those third parties, or, if final data is not available, reasonable estimates of MAUs for these third-party published games.

EXECUTIVE COMPENSATION HIGHLIGHTS

Our executive compensation program is designed to motivate and reward exceptional performance, while holding executives accountable for driving future growth, which aligns executive performance and compensation with the interests of our shareholders. In addition to a strong focus on financial performance, particularly through the use of performance-based equity incentive awards, our executive compensation program includes environmental, social, and governance ("ESG") objectives in our short-term incentive plan. We also provide meaningful disclosure around executive pay decision-making. A majority of the shareholders who voted at our 2022 annual meeting, representing approximately 88% of the total votes cast, voted in support of our say-on-pay proposal.

Compensation Aligns Pay with Performance

In recent years, the Company has continued to deliver financial success, including through launching free-to-play and mobile offerings in the multi-billion-dollar Call of Duty franchise, creating new experiences for World of Warcraft, and driving growth in in-game spending and advertising for Candy Crush.

Although we performed well on our operating metrics for 2022, we did not reach all the financial targets that management established and our Board approved. As discussed in detail in the Compensation Discussion and Analysis section of this proxy statement, this performance was directly reflected in our executive compensation. For example, payouts under our annual incentive plan ranged from 86% to 94% of target for our named executive officers (other than Mr. Kotick, who received no payout), and the weighted average payout on our performance-based stock awards was 89% of target based in whole or in part on 2022 performance.

For a further discussion of how our 2022 performance impacted executive compensation, please see "Executive Compensation—Compensation Discussion and Analysis," which begins on page 59 of this proxy statement.

Dramatically Reduced CEO Compensation

In October 2021, our founder and CEO, Mr. Kotick, asked that his compensation, excluding the value of benefits, be reduced to the lowest amount permitted to be paid to exempt employees under California law. More importantly, he requested that the Board tie any future changes in his salary to the achievement of the Transformational Goals (as defined below under "Corporate Governance Matters—Workplace and Culture—Actions to Enhance Our Workplace Experience"). Consequently, Mr. Kotick's annual base salary was reduced effective as of October 28, 2021, and he did not receive any awards of equity incentive compensation or non-equity incentive compensation during 2021 or 2022.

We believe this decision signals to both employees and external stakeholders that the leader of the Company prioritizes these matters and treats them with the utmost seriousness. We believe the data in our 2022 Transparency Report, which we plan to publish in the second quarter of 2023 and is described below, and our achievement of workplace-related initiatives, as discussed in "Corporate Governance Matters—Workplace and Culture—Actions to Enhance Our Workplace Experience," should be considered by stakeholders in evaluating executive and Company performance.

Specifically, our CEO received the following compensation for 2022:

- Base salary – $62,500 (the lowest amount permitted to be paid to exempt employees under California law, rounded to the nearest $500)

- Bonus / non-equity incentive compensation – $0

- Equity incentive compensation – $0

- Benefits – participation in our medical, vision, and dental insurance programs on the same terms as our broader employee population, as well as (i) $2,344 in "matching" contributions to his account under our 401(k) retirement plan that is available to all employees in the U.S and (ii) $114,038 in premiums under our life and disability insurance programs paid for his benefit, which together totaled $116,382 of "All Other Compensation" to him for 2022.

Accordingly, our CEO's total compensation for 2022 was $178,882, as reflected in the Summary Compensation Table on page 91 of this proxy statement.

In addition, our CEO is not entitled to any special bonus or other special equity or non-equity incentive compensation as a result of entering into or closing the proposed transaction between Activision Blizzard and Microsoft Corporation ("Microsoft") pursuant to the Microsoft Merger Agreement (such transaction, "the proposed transaction with Microsoft," and such agreement, as defined below). Effective with the 2021 amendment to our CEO's employment agreement, we eliminated the applicability of the "shareholder value creation incentive" to future long-term incentive awards (which created the potential for increased levels of vesting on certain performance-based awards if the Company achieved significant stock price appreciation) and of the "transformative transaction award" (which created the potential for an additional payment in the event of a transformative transaction). Upon closing the proposed transaction with Microsoft, our CEO would be entitled to receive the per share merger consideration in respect of his outstanding shares of our common stock, as would any other shareholder, his outstanding vested stock options would be cancelled and converted into the right to receive the per share merger consideration for each share of our common stock that would have been issuable upon exercise of such option immediately prior to closing, less the applicable option exercise price for each such share, and in the case of his involuntary termination without cause or termination by him with good reason, he would receive severance consistent with the terms of his employment agreement, the terms of which pre-dated the Microsoft Merger Agreement.

For a further discussion about Mr. Kotick's compensation, please see "Executive Compensation—Compensation Discussion and Analysis," which begins on page 59 of this proxy statement.

HOW WE ENSURE A WELCOMING, INCLUSIVE, AND DIVERSE WORKING ENVIRONMENT

We believe that a diverse, inclusive culture committed to excellence and measured by performance enables us to capitalize on the strengths of our workforce to exceed players' and fans' expectations and meet our business objectives. We remain committed to building and sustaining a welcoming, inclusive culture through Diversity, Equity, and Inclusion ("DE&I") practices and programs throughout the employee experience.

The Company regularly introduces new initiatives to enhance our culture and ensure a welcoming, inclusive, and diverse workplace committed to excellence. On October 28, 2021, Mr. Kotick announced transformational workplace excellence goals and practices. As part of our workplace excellence goals, we have accomplished the following:

- *Increasing the combined percentage of women and non-binary employees by 50% over five years* – We have made meaningful progress. As of November 30, 2022, approximately 26% of our global employee population identified as women or non-binary people, up from approximately 24% as of November 30, 2021. All business units saw an increase in the combined representation of women and non-binary employees as of November 30, 2022 compared to November 30, 2021, achieving Company records, including:

  - Activision Blizzard corporate functions achieved 48% representation in 2022, up from 47%;

  - King achieved 35% representation in 2022, up from 34%;

  - Blizzard achieved 25% representation in 2022, up from 22%; and

  - Activision Publishing achieved 20% representation in 2022, up from 17%.

- *Investing $250 million over ten years to accelerate opportunities for diverse talent* – As part of this commitment, in 2022 we invested approximately $19 million to launch Level Up U, a three-month training program for engineers starting out in the gaming industry. Women and non-binary people made up 45% of the class of over 100 Level Up U engineers, and the overall diversity of the class was 73%.

- *Expanding our zero tolerance practice and resources with respect to certain types of workplace conduct* – We expanded our Ethics and Compliance team and tools to conduct faster, more thorough, and more uniform investigations across the Company. In 2022 alone, after hiring 3,000 new employees over the last five years, we added 26 Ethics and Compliance professionals to our world-class team.

- *Increasing visibility on pay equity* – Since the announcement of this commitment, we have shared the results of our U.S. Pay Equity Review for 2020 and Global Pay Equity Reviews for 2021 and 2022. Our U.S. Pay Equity Review for 2020 showed that U.S.-based women at the Company earned slightly more on average than men for comparable work in 2020, after accounting for factors that impact pay like role, location, tenure, and job classification. (Specifically, U.S.-based women received approximately US$1.01 for every US$1.00 received by men.) Our Global Pay Equity Reviews for 2021 and 2022 showed that globally, in both years, employees at the Company who did not identify as men earned US$1.00 for every US$1.00 received by those who did identify as men, on average. We also conducted a median pay gap analysis for 2021 and 2022.

- *Providing upward feedback to managers and measuring employee engagement through surveys* – In our ABK Upward survey for 2022, 90% of eligible managers received a personalized feedback report, and we saw positive ratings increases across the Company and within each business unit in our engagement surveys, compared to the prior year.

- *Sharing our DE&I progress* – On March 23, 2023, we released our first annual DE&I Look-Back, which details how our Company is prioritizing its commitment to diversity, equity, and inclusion, and provides additional data on diverse representation within our employee population.

- *Prepared our "2022 Transparency Report"* – We plan to publish, in the second quarter of 2023, a report that includes detailed information about our workplace, including detailed data about our efforts to prevent misconduct, harassment, and discrimination, and to foster a culture of diversity, equity, and inclusion. We believe this report will validate that we have always made a safe workplace a priority and demonstrate that we foster a culture of diversity, equity, and inclusion. Our Board considered the extensive feedback we received throughout our ESG engagement outreach following last year's annual meeting of shareholders, at which a non-binding shareholder proposal regarding workplace disclosures received majority support. For a discussion of the feedback received during this process, please see "Shareholder Engagement Update," which begins on page 38 of this proxy statement.

For further discussion of steps we have taken toward creating a model workplace, please see "Corporate Governance—Workplace and Culture," which begins on page 44 of this proxy statement.

OUR DIRECTOR NOMINEES

Set forth below is information about the nominees for election to our Board for a one-year term and until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation, or removal. Each nominee currently serves on the Board.

Name/ Principal Occupation	Age	Director Since	Independent	Committee Memberships			
				Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Workplace Responsibility Committee
Reveta Bowers Former Interim Head of School of the Center for Early Education	74	2018	✓		◯		◯
Kerry Carr Senior Vice President Global Performance Management, Revenue Growth Management and Shared Services of Bacardi	60	2022	✓	◯ 🖩			
Robert Corti Retired CFO of Avon Products	73	2003	✓	Ⓒ 🖩		◯	
Brian Kelly *(Chairman)* Chairman of the Board of Activision Blizzard	60	1995	—				
Robert Kotick CEO of Activision Blizzard	60	1991	—				
Barry Meyer Retired Chairman and CEO of Warner Bros. Entertainment	79	2014	✓			◯	
Robert Morgado *(Lead Independent Director)* Retired Chairman and CEO of Warner Music Group	80	1997	✓		Ⓒ	Ⓒ	
Peter Nolan Senior Advisor to Leonard Green & Partners	64	2013	✓	◯ 🖩			
Dawn Ostroff Former Chief Content and Advertising Business Officer of Spotify	63	2020	✓		◯		Ⓒ

◯ Member

Ⓒ Chairperson

🖩 Financial Expert

Lulu Meservey, who served as a director of the Company during part of 2022, is not a director nominee. In October 2022, Ms. Meservey resigned as a director and assumed a newly-created role as the Company's Executive Vice President, Corporate Affairs and Chief Communications Officer.



INDEPENDENCE

2 Not independent

7 Independent

TENURE

3 0-5 years

4 15+ years

2 6-15 years

GENDER

3 Female

6 Male

REPRESENTATION

2 Diverse*

7 Not Diverse

* Diverse based on self-identification as African American or Black, Alaskan or Native American, Asian, Hispanic or Latinx, Native Hawaiian or Pacific Islander, of two or more races or ethnicities, and/or as LGBTQ+.

Summary of Director Nominee Experience, Skills, and Expertise

Below is a summary of some of the experience, skills, and expertise our Board believes are most relevant in light of the Company's business and strategy. While these were among the attributes considered by the Board in connection with this year's director nomination process, the following matrix does not encompass all experience, skills, expertise, qualifications or attributes of our director nominees.

	Gaming Industry	Entertainment Industry	Tech./Digital Industry	Audit/ Accounting	Financial/ Capital Allocation	Public Company Executive	Public Company Board	International Operations	Education
Reveta Bowers		✓	✓				✓		✓
Kerry Carr		✓		✓	✓	✓		✓	
Robert Corti				✓	✓	✓		✓	
Brian Kelly	✓	✓	✓		✓	✓	✓		
Robert Kotick	✓		✓		✓	✓	✓	✓	✓
Barry Meyer		✓	✓		✓	✓	✓	✓	✓
Robert Morgado	✓	✓	✓		✓	✓	✓	✓	✓
Peter Nolan	✓			✓	✓	✓	✓	✓	
Dawn Ostroff		✓	✓				✓	✓	
Total	4	6	6	3	7	7	7	7	4

For a further discussion about our director nominees, please see "Proposal 1—Election of Directors—Information About Our Director Nominees," which begins on page 21 of this proxy statement.

CORPORATE GOVERNANCE HIGHLIGHTS

We follow best practices in corporate governance—not just among our peer group, but in the market generally. Highlights of our corporate governance program are shown below.

Accountability to Shareholders	• Our common stock is our only outstanding class of stock, with one vote per share. • Shareholders elect directors every year, for one-year terms, with a majority vote standard for uncontested elections. • All shareholder voting matters are decided by a simple majority vote. • The proxy access provision in our Bylaws permits certain shareholders to include director nominees in our proxy statements. • We have not adopted a "poison pill" or similar anti-takeover provision. • Our shareholders have the right to act by written consent. • Extensive shareholder engagement program to maintain responsiveness to shareholder perspectives
Board Oversight of Workplace Initiatives	• Our Board's Workplace Responsibility Committee oversees our progress in successfully implementing new and updated workplace policies, procedures, and commitments. • The Workplace Responsibility Committee receives progress reports from executive management, including as to progress relative to key performance indicators, and briefs the full Board.
Board Independence	• Seven of our nine director nominees are independent. • The roles of Chairman, Chief Executive Officer, and Lead Independent Director are held by three different people. • Our independent directors regularly meet in executive sessions. • All members of our Board committees—Audit, Compensation, Nominating and Corporate Governance, and Workplace Responsibility—are independent.
Board Diversity	• We codified our longstanding commitment to including qualified women and racially/ethnically diverse candidates in the pool from which any new independent director nominee is chosen and publicly committed to apply this practice for all future Board searches. • Three of our nine director nominees are women, and two of our nine director nominees self-identify as having a diverse demographic background.
Board Policies and Practices	• Our Board formally reviews its performance, as well as the performance of its committees, on an annual basis, including to ensure the Board has the appropriate mix of skills and experience to align with our corporate strategy. • Our Board and its committees maintain a dialogue in executive session throughout the year focused on strengthening our Board's performance. • Our Board actively engages in chief executive officer succession planning, and regularly reviews succession plans for other executives. • Our Compensation Committee annually evaluates our Chief Executive Officer's performance and determines the most appropriate metrics by which to measure that executive's performance.
Active Board Oversight of Risk Strategy	• Our Board regularly reviews management's conclusions and recommendations regarding current and future potential strategic enterprise-level risks, as well as the strategies proposed to mitigate such risks. • Our Board assumes an active role in overseeing risk management and in providing strategic guidance for the Company, while delegating certain risk management oversight functions to its committees, each of which regularly reports to our Board. • Our Nominating and Corporate Governance Committee actively oversees risks associated with overall governance and Board succession planning, as well as ESG-related matters. • Our Audit Committee actively oversees cybersecurity risk. • Our Compensation Committee actively oversees risks relating to human capital management. • Our Workplace Responsibility Committee actively oversees management's progress in implementing new and updated workplace policies, procedures, and commitments.

Risk Mitigation and Alignment of Interests	• Our executive officers and directors are expected to comply with robust stock ownership guidelines, including, in the case of our CEO, a requirement to own shares of our common stock worth at least 50 times his then-current annual base salary. • In the event of an earnings restatement due to the misconduct of an officer, we have a policy that enables us to "claw back" certain performance-based compensation (both cash and equity) paid or awarded to such officer. • We prohibit our employees (including executives) and directors from "shorting" Company stock, engaging in "puts," "calls," or other hedging transactions involving Company stock, or using margin accounts with Company stock. • We prohibit our directors, named executive officers and other Section 16 officers, and the President of each of Activision Publishing, Blizzard, and King from pledging Company securities as collateral for any type of loan.

PROXY STATEMENT

GENERAL

PURPOSE OF THIS PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation by our Board of proxies from holders of issued and outstanding shares of the Company's common stock ("Common Stock"). The proxies being solicited will be used at the annual meeting of shareholders to be held via live audio webcast at https://viewproxy.com/ATVI/2023 on Wednesday, June 21, 2023, at 9:00 a.m., Pacific Time, and at any adjournment or postponement of the meeting (the "Annual Meeting"). All references in this proxy statement to "the Company," "we," "us," "our," and "Activision Blizzard" refer to Activision Blizzard, Inc.

FINANCIAL MEASURES USED IN THIS PROXY STATEMENT

Use of Non-GAAP Financial Measures

All financial measures used in this proxy statement are presented in accordance with generally accepted accounting principles ("GAAP"), unless explicitly identified as non-GAAP. Internally, as a supplement to our GAAP financial measures, management uses certain non-GAAP financial measures to assess our operating results, as well as for planning and forecasting. Management believes these measures help in comparing operating performance between periods and better understanding Activision Blizzard's operating results by excluding certain items that may not be indicative of the Company's core business, operating results, or future outlook. These non-GAAP measures are not intended to be considered in isolation from, as a substitute for, or as more important than financial information prepared and presented in accordance with GAAP. In addition, non-GAAP measures have limitations in that they do not reflect all of the items associated with the Company's results of operations as determined in accordance with GAAP. In the future, Activision Blizzard may consider whether other significant non-recurring items should also be excluded in calculating the non-GAAP measures used by the Company.

Our non-GAAP measures are not based on a comprehensive set of accounting rules or principles, and such measures do not have a standardized meaning across companies. Therefore, other companies may use the same or similarly named measures, but exclude different items, which may not give investors an accurate way to compare Activision Blizzard's performance to the performance of other companies.

Financial Metrics Used to Measure 2022 Compensation-Related Performance

Consistent with past years, the financial objectives used by management and our Compensation Committee to assess our employees' 2022 performance were based on adjusted non-GAAP measures rather than the non-GAAP measures we use when reporting our financial results. Unlike our non-GAAP measures, adjusted non-GAAP measures exclude the impact of deferrals from our revenue accounting treatment on certain of our online-enabled products. Internally, management uses these adjusted non-GAAP measures in assessing our operating results, and they inform our planning and forecasting. Management believes this is appropriate because these adjusted non-GAAP measures enable management to analyze performance based on the timing of actual transactions with our customers and can provide a more timely indication of trends in our operating results. Since management and our Compensation Committee continue to believe these adjusted non-GAAP measures are an effective way to internally assess our operating performance, the Company expects to continue using them when defining compensation-related performance objectives in the future.

The Compensation Committee used the following adjusted non-GAAP measures to assess the 2022 performance of one or more of our named executive officers (our "named executive officers" or "NEOs").

- **"AB Adjusted EPS"** is calculated by dividing the AB Adjusted Net Income by the weighted average diluted shares outstanding, where "AB Adjusted Net Income" means Activision Blizzard's GAAP net income, excluding the impacts from the items noted below under "AB Adjusted OI," along with the associated tax impacts of those items.

- **"AB Adjusted Free Cash Flow"** means Activision Blizzard's GAAP cash flows from operating activities, less capital expenditures, and excluding certain unplanned one-time items or other adjustments related to impacts identified as being excluded from AB Adjusted OI.

- **"AB Adjusted OI"** means Activision Blizzard's GAAP operating income, excluding the impacts from: expenses related to share-based compensation; amortization of intangibles from purchase price accounting; merger and acquisition-related fees and other expenses; restructuring and related charges; expenses related to the wind-down of our partnership with NetEase in Mainland China in regards to licenses covering the publication of several Blizzard titles that expired in January 2023; and the deferral of revenues and recognition of deferred revenues, along with related cost of revenues, on certain of our online-enabled products.

Consistent with past years, at the time it established the measures to be used to assess 2022 financial performance for compensation purposes, the Compensation Committee reserved the discretion, when measuring performance, to exclude the impact of any extraordinary transaction (i.e., a non-recurring corporate transaction or legal expense matter that results in expenses exceeding $10 million for the year). For 2022, $87 million in legal and other related expenses were excluded from both AB Adjusted OI and AB Adjusted EPS and $50 million of related cash payments were excluded from AB Adjusted Free Cash Flow.

Further, when a financial measure is used to assess performance underlying a bonus opportunity under our Corporate Annual Incentive Plan (the "CAIP") or an equity award the performance of which is determined by reference to an annual operating plan approved by our Board (such plan for any given year, the "AOP") or long-range strategic plan, constant foreign exchange rates are assumed, which means we convert current period results into dollars using the average exchange rate at the time we established the targets (e.g., at the time the relevant AOP was established), rather than the actual exchange rates during the relevant period.

References to U.S. Dollars

All dollar amounts referred to in or contemplated by this proxy statement refer to United States ("U.S.") dollars.

Cautionary Statement with Respect to Forward-Looking Statements

This proxy statement contains, or incorporates by reference, statements reflecting our views about our future performance that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements consist of any statement other than a recitation of historical facts and include, but are not limited to: (1) projections of revenues, expenses, income or loss, earnings or loss per share, cash flow, or other financial items; (2) statements of our plans and objectives, including those related to releases of products or services and to our workplace, diversity, and sustainability policies, plans, and commitments; (3) statements of future financial or operating performance, including the impact of tax items thereon; (4) expectations concerning vesting and satisfaction of performance conditions with respect to equity awards; (5) statements regarding the proposed transaction with Microsoft, including any statements regarding the expected timetable for completing the proposed transaction with Microsoft, the ability to complete the proposed transaction with Microsoft, and the expected benefits of the proposed transaction with Microsoft; and (6) statements of assumptions underlying such statements. Activision Blizzard generally uses words such as "outlook," "forecast," "will," "could," "should," "would," "to be," "plan," "aims," "believes," "may," "might," "expects," "intends," "seeks," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and the negative version of these words and other similar words and expressions to help identify forward-looking statements. Forward-looking statements are subject to business and economic risks, reflect management's current expectations, estimates, and projections about our business, and are inherently uncertain and difficult to predict.

We caution that a number of important factors, many of which are beyond our control, could cause our actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements. Such factors include, but are not limited to: the risk that the proposed transaction with Microsoft may not be completed in a timely manner or at all, which may adversely affect our business and the price of our common stock; the failure to satisfy the conditions to the consummation of the proposed transaction with Microsoft, including the receipt of certain governmental and regulatory approvals (which may or may not be received on a timely basis or at all); the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement and Plan of Merger, dated as of January 18, 2022, by and among Activision Blizzard, Microsoft, and Anchorage Merger Sub Inc., a wholly owned subsidiary of Microsoft (the "Microsoft Merger Agreement"); the effect of the announcement or pendency of the proposed transaction with Microsoft on our business relationships, operating results, and business generally; risks that the proposed transaction with Microsoft disrupts our current plans and operations and potential difficulties in employee retention and recruitment as a result of the proposed transaction with Microsoft; risks related to diverting management's attention from ongoing business operations; the outcome of any legal proceedings that have been or may be instituted against us related to the Microsoft Merger Agreement or the transactions contemplated thereby; restrictions during the pendency of the proposed transaction with Microsoft that may impact our ability to pursue certain business opportunities or strategic transactions; uncertainty about current and future economic conditions and other adverse changes in general political conditions in any of the major countries in which we do business; decline in demand for our products and services if general economic conditions decline; fluctuations in currency exchange rates; our ability to deliver popular, high-quality content in a timely manner; negative impacts on our business resulting from concerns regarding our workplace, including associated legal proceedings; our ability to attract, retain, and motivate skilled personnel; future impacts from COVID-19; the level of demand for our games and products; our ability to meet customer expectations with respect to our brands, games, services, and/or business practices; competition; our reliance on a relatively small number of franchises for a significant portion of our revenues and profits; negative impacts from the results of collective bargaining, legal proceedings related to unionization, or campaigns by unions directed at our workforce; our ability to adapt to rapid technological change and allocate our resources accordingly; the increasing importance of digital sales and the risks of that business model; our ability to effectively manage the scope and complexity of our business, including risks related to our professional esports business model; our reliance on third-party platforms, which are also our competitors, for the distribution of products; our dependence on the success and availability of video game consoles manufactured by third parties and our ability to develop commercially successful products for these consoles; the increasing importance of free-to-play games and the risks of that business model; the risks and uncertainties of conducting business outside the U.S., including the need for regulatory approval to operate, the relatively weaker protection for our intellectual property rights, and the impact of cultural differences on consumer preferences; insolvency or business failure of any of our business partners; the importance of retail sales to our business and the risks of that business model; any difficulties in integrating acquired businesses or realizing the anticipated benefits of strategic transactions; seasonality in the sale of our products; fluctuation in our recurring business; the risk of distributors, retailers, development, and licensing partners or other third parties being unable to honor their commitments or otherwise putting our brand at risk; our reliance on tools and technologies owned by third parties; our use of open source software; risks associated with undisclosed content or features in our games; impact of objectionable consumer- or other third-party-created content on our operating results or reputation; outages, disruptions, or degradations in our services, products, and/or technological infrastructure; cybersecurity-related attacks, significant data breaches, fraudulent activity, or disruption of our information technology systems or networks; significant disruption during our live events; catastrophic events; climate change; provisions in our corporate documents and Delaware state law that could delay or prevent a change of control; other legal proceedings; increasing regulation in key territories over our business, products, and distribution; changes in government regulation relating to the Internet; our compliance with evolving data privacy laws and regulations; scrutiny regarding the appropriateness of the content in our games and our ability to receive target ratings for certain titles; changes in tax rates and/or tax laws and exposure to additional tax liabilities; changes in financial accounting standards or the application of existing or future standards as our business evolves; and the other factors included in Part I, Item 1A "Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2022 (our "2022 10-K"), filed with the U.S. Securities and Exchange Commission (the "SEC").

PROPOSAL 1   ELECTION OF DIRECTORS

GENERAL

Our shareholders are being asked to re-elect nine incumbent directors at the Annual Meeting. Those elected will serve for a one-year term and until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation, or removal. Unless shareholders instruct otherwise, proxies solicited by this proxy statement will be voted for the election of all nine nominees. However, if any nominee becomes unable or unwilling to serve as a director at the Annual Meeting, the proxy may be voted for a substitute designated by our Board.

HOW WE IDENTIFY CANDIDATES FOR OUR BOARD

Nominating and Corporate Governance Committee Process

The Nominating and Corporate Governance Committee identifies and evaluates potential candidates to serve on our Board. The Committee may consider candidates suggested by its members, other directors, senior management, and, as described immediately below, our shareholders. In addition, the Nominating and Corporate Governance Committee may, at the Company's expense, retain search firms, consultants, and other advisors to identify, screen, or evaluate candidates.

How Shareholders Can Recommend Director Candidates

Our shareholders may recommend independent director nominees directly to the Nominating and Corporate Governance Committee. Shareholders should submit their recommendations in writing and include the following information:

- the name, address, phone number, and email address of the shareholder and evidence of the shareholder's ownership of our Common Stock, including the number of shares beneficially owned by such person and the duration of such ownership;

- the name of the director candidate; the candidate's address, phone number, and email address; the candidate's resume or a list of the individual's qualifications to be a director of Activision Blizzard; and the candidate's consent to be named a director, if nominated, and to serve as a director, if elected; and

- a description of any agreements, arrangements, understandings, or relationships between the shareholder and the director candidate and any other individuals or entities (by name), pursuant to which the recommendation is made.

In addition, shareholders may submit nominees directly to our shareholders for election at an annual meeting. For more information, please see "Director Nominations and Other Shareholder Proposals for Our 2024 Annual Meeting" below.

Candidates recommended by shareholders are evaluated using the same criteria as are applied for all other candidates.

Characteristics of Our Director Nominees

Experience, Skills, and Expertise

We believe an effective board of directors has members with a diverse set of perspectives, backgrounds, and experience that provide the collective skills, expertise, and independence necessary to promote independent oversight. As a company with a global customer base in the interactive entertainment industry, we consider leadership abilities gained from senior roles as executive officers or board members of large, global corporations in the media, entertainment, or technology fields to be particularly relevant to our business. Typically, the experience, skills and expertise we consider critical are the following:

Experience, Skills, and Expertise

✓ Gaming Industry	✓ Education	✓ Audit/Accounting
✓ Technology/Digital Industry	✓ International Operations	✓ Public Company Board
✓ Financial/Capital Allocation	✓ Entertainment Industry	✓ Public Company Executive

The Nominating and Corporate Governance Committee also considers the following attributes: personal and professional integrity; character; business judgment; time availability in light of other commitments; and independence. The Committee evaluates all nominees individually to ensure their experience, skills, and other attributes are consistent with the interests of our shareholders and complement our Board's composition and needs.

Personal Diversity

The Nominating and Corporate Governance Committee also takes diversity into account and, to that end, has committed that the pool from which new independent director nominees are chosen will include qualified women and racially/ethnically diverse candidates. The following chart provides self-identified diversity information with respect to our director nominees.

Board Diversity Matrix
as of May 1, 2023

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	3	6	—	—
Part II: Demographic Background				
African American or Black	1	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	5	—	—
Two or More Races or Ethnicities	—	1*	—	—
LGBTQ+	—	—	—	—
Did Not Disclose Demographic Background	—	—	—	—

*   One male director self-identified as Hispanic or Latinx; Native Hawaiian or Pacific Islander; and White

INFORMATION ABOUT OUR DIRECTOR NOMINEES

We believe all of our director nominees bring to our Board the practical wisdom and strong professional characteristics, judgment, and leadership abilities necessary to keep our Company performing competitively in the market. The following biographies of our director nominees describe their noteworthy experience, individual qualifications, and skills that we believe contribute, or will contribute, to our Board's effectiveness and success.

REVETA BOWERS



Independent

Former Interim Head of School of the Center for Early Education

Director since: 2018

Committee(s):

- **Compensation**
- **Workplace Responsibility**

Age: 74

Ms. Bowers has served as an independent governance and organizational consultant for nonprofit organizations since 2016. From 1972 to 2016, she served as a teacher and administrator at The Center for Early Education, an independent school for children, and she returned as Interim Head of School from 2020 to 2022. From 1993 to 2003, she served on the Board of Directors of The Walt Disney Company, a global entertainment company.

Key Experience/Qualifications:

- Extensive public board experience, with ten years as an outside director of The Walt Disney Company and as a member of four committees of Disney's board
- Chair of Common Sense Media, a non-profit organization dedicated to helping children use technology responsibly, safely, and effectively (2016 - 2020; now Chair Emeritus)
- Serves as an advocate for the use of gaming and technology to enhance childhood education

Other Affiliation(s):

- California Partners Project, Gender Equity Advisory Council (member)
- California Teacher Development Collaborative (seminar faculty member)
- Edward E. Ford Foundation (member of Board of Advisors)
- FEDCO Charitable Foundation (former member of Board of Directors)
- L.A. Philharmonic (Vice Chair of Board of Directors)
- Rossier School of Education, University of Southern California (former Chair of Board of Councilors)
- Stepping Stones Fund of California Community Foundation (member of Advisory Board)
- WorkingNation, Executive Committee (former member)

Education:

- B.A. in humanities from University of Southern California
- M.A. in developmental psychology from College of Developmental Studies

KERRY CARR



Independent

Senior Vice President Global Performance Management, Revenue Growth Management and Shared Services of Bacardi

Director since: 2022

Committee(s):

- **Audit**

Age: 60

Ms. Carr has held the role of Senior Vice President Global Performance Management, Revenue Growth Management and Shared Services at Bacardi Limited, a privately-held spirits company, and has served on the CEO's Global Leadership Team since April 2021. Prior to that, she was Senior Vice President Global Performance Management from April 2020 to April 2021 and Global Senior Vice President—Continuous Improvement and Special Projects from 2014 until 2020. Ms. Carr held a number of positions in finance, operations, supply chain and organizational design before joining Bacardi, including serving as Executive Vice President, Chief Operating Officer, and Chief Financial Officer at Kid Brands, Inc. from 2012 to 2014 (Kid Brands, Inc. filed a voluntary petition for Chapter 11 bankruptcy in 2014); in positions of increasing responsibility in finance and operations at Avon Products, Inc. from 2003 to 2012; as Vice President of Internal Audit and Corporate Security at AT&T Inc. from 2001 to 2003; as Senior Vice President & Chief Financial Officer at ABC Television Stations and Radio Group from 1999 to 2001; as Vice President Worldwide Management Audit and International Labor Standards Compliance at The Walt Disney Company from 1996 to 1999; as Vice President of Internal Audit at Capital Cities/ABC, Inc. from 1991 to 1996; and in various financial management and audit roles at Deloitte & Touche from 1985 to 1991.

Key Experience/Qualifications:

- Finance, operations, supply chain and organizational design expertise through, among others, her roles at Bacardi, The Walt Disney Company, and Avon Products
- Experience leading global organizations in strategic business planning and driving and overseeing business performance, including in the entertainment and consumer products industries
- Certified public accountant

Other Affiliation(s):

- Junior Achievement (member of Board of Directors)
- Literacy Volunteers of America (volunteer)
- Sanctuary for Families Domestic Violence Agency (member of Board of Directors, Audit Committee and Development Committee)
- Brooklyn Coalition Against Domestic Violence (member of Board of Directors)

Education:

- B.B.A. in public accounting from Hofstra University

ROBERT CORTI



Independent

Retired Chief Financial Officer of Avon Products

Director since: 2003

Committee(s):

- **Audit (Chair)**
- **Nominating and Corporate Governance**

Age: 73

Mr. Corti worked at Avon Products, a global manufacturer and marketer of beauty and related products, for more than 25 years. He joined Avon Products as a tax associate in 1976 and held positions of increasing responsibility in the company's finance department throughout his tenure there, including serving as Executive Vice President and Chief Financial Officer from 1998 until he retired from the Chief Financial Officer role in 2005 and from the Executive Vice President role in 2006.

Key Experience/Qualifications:

- Financial expertise, particularly accounting and tax experience, from his long tenure in Avon's finance department
- Unique perspective of having helped to guide a large public company with international operations through the changing economic and competitive landscape, gained from having served Avon for more than 25 years and working his way up to increasingly senior roles within that organization
- Consumer products industry experience from his tenure at Avon
- Certified public accountant

Private Company Directorship(s):

- Bacardi Limited (since 2006)

Other Affiliation(s):

- Manhattan Chapter of the Cystic Fibrosis Foundation (Co-Chair of Board of Directors)

Education:

- B.A. in accounting from Queens College
- M.B.A. in taxation from St. John's University

BRIAN KELLY



Chairman of the Board of Activision Blizzard (since 2013)

Director since: 1995

Age: 60

Mr. Kelly has been a director of the Company since 1995. He has served as Chairman of our Board of Directors since 2013, and previously served as the Co-Chairman of our Board from 1998 to 2013. Prior to that, he served in several executive roles for the Company, including as President from 1997 to 1998, as Chief Operating Officer from 1995 to 1998, as Chief Financial Officer from 1991 until 1997, and as Secretary from 1991 until 1997.

Key Experience/Qualifications:
- Depth of institutional knowledge and understanding of our organization, by virtue of his service for over 20 years as a senior executive of the Company and as a director of the Company
- Superior leadership skills, devotion to the Company, and commitment to helping to ensure our ongoing success

Other Affiliation(s):
- Call of Duty Endowment (Co-Founder)
- Juvenile Diabetes Cure Alliance (Founder and Chairman)
- New York-Presbyterian Hospital (Trustee)

Education:
- B.A. in accounting from Rutgers University
- J.D. from Fordham University School of Law

ROBERT KOTICK



Chief Executive Officer of Activision Blizzard

Director since: 1991

Age: 60

Mr. Kotick, our founder and Chief Executive Officer, has been a director of Activision Blizzard since 1991, when he purchased a significant interest in the Company, which was then on the verge of insolvency. Mr. Kotick was our Chairman and Chief Executive Officer from 1991 until 2008, when he became our President and Chief Executive Officer. He served as President from 2008 until 2017.

Key Experience/Qualifications:
- Depth of institutional knowledge and understanding of our organization, as well as practical experience in a chief executive officer role, by virtue of his 30 years of service to the Company, including as our Chief Executive Officer and, previously, as our President and the Chairman of our Board
- Perspective as a board member at a variety of other organizations and experience helping those organizations achieve their diverse goals and overcome a wide range of challenges through changing economic and social times

Other Public Company Directorship(s):
- The Coca-Cola Company (2012-2022)

Other Affiliation(s):
- Call of Duty Endowment (Co-Founder and Co-Chairman)
- Los Angeles County Museum of Art (Vice Chairman of Board and Chairman of Committee of Trustees)
- Harvard-Westlake School (member of Board of Trustees)

BARRY MEYER



Independent

Retired Chairman and Chief Executive Officer of Warner Bros. Entertainment

Director since: 2014

Committee(s):

- **Nominating and Corporate Governance**

Age: 79

Mr. Meyer retired as the Chairman of Warner Bros. Entertainment Inc., an American producer of film, television, and music, at the end of 2013. He joined Warner Bros. as a director of business affairs in 1971 and held positions of increasing responsibility throughout his tenure there, eventually serving as Warner Bros.' Chief Executive Officer and Chairman from 1999 until 2013. Mr. Meyer founded the consulting firm North Ten Mile Associates following his retirement from Warner Bros., and currently serves as the Manager and Co-Chief Executive Officer of that firm.

Key Experience/Qualifications:

- Over 40 years of leadership and managerial experience in one of the largest entertainment production companies in the world, including serving as its chief executive officer
- In-depth knowledge of both the business and creative aspects of the entertainment industry from his years at Warner Bros. and the leadership positions he holds in various cultural institutions dedicated to visual and cinematic arts
- Wealth of experience in nearly every facet of the entertainment industry
- Deep understanding of the unique challenges faced by large, multinational public companies

Other Affiliation(s):

- Federal Reserve Bank of San Francisco (former Chairman)
- Academy of Motion Picture Arts & Sciences (member)
- Academy of Television Arts & Sciences (member and former Governor)
- Hollywood Radio and Television Society (member)
- Human Rights Watch (Director Emeritus)
- Smithsonian National Museum of American History (former Vice Chairman of Advisory Board)
- USC School of Cinematic Arts (former member of Board of Councilors)

Education:

- B.A. in English from the University of Rochester
- J.D. from Case Western Reserve University School of Law

ROBERT MORGADO



Lead Independent Director

Retired Chairman and Chief Executive Officer of Warner Music Group

Director since: 1997

Committee(s):

- **Compensation (Chair)**
- **Nominating and Corporate Governance (Chair)**

Age: 80

Mr. Morgado, our Lead Independent Director, is Chairman of Maroley Media Group, a media entertainment investment company he established in 1995. He previously served as Chairman and Chief Executive Officer of Warner Music Group, a music content company made up of recorded music and music publishing businesses, from 1985 to 1995.

Since joining our Board in 1997, Mr. Morgado has helped oversee the transformational growth of the Company. As the former Chairman and CEO of Warner Music Group and founder and Chairman of Maroley Media Group, Mr. Morgado brings extensive experience leading a variety of media and entertainment companies and offers important perspectives necessary to ensure the Company remains competitive in an increasingly expanding industry. In key leadership positions on our Board, and throughout his tenure, Mr. Morgado has relentlessly focused on shareholder value creation and operational excellence.

Key Experience/Qualifications:

- Extensive experience as a chief executive officer and a director at a variety of media and entertainment companies
- Perspective as the founder and chair of a media entertainment investment company

Private Company Directorship(s):

- Kaanapali Kai (Chairman) (since 2006)
- Nest Top (controlling shareholder of Nest Family and Nest Learning Systems) (since 1997)

Other Affiliation(s):

- Maui Arts & Cultural Center (Member of Board of Directors)

Education:

- B.A. in history and philosophy from Chaminade University of Honolulu
- M.P.A. from The State University of New York

PETER NOLAN



Independent

Senior Advisor to Leonard Green & Partners

Director since: 2013 (and from 2003 to 2008)

Committee(s):

- Audit

Age: 64

Mr. Nolan has served as the Chairman of Nolan Capital, a private investment company, since 2014 and also is a senior advisor to Leonard Green & Partners, L.P., a private equity firm. He was previously the Managing Partner of Leonard Green & Partners. Before becoming Managing Partner at Leonard Green & Partners in 1997, Mr. Nolan served as a Managing Director and the Co-Head of Donaldson, Lufkin and Jenrette's Los Angeles Investment Banking Division from 1990 to 1997, as a First Vice President in corporate finance at Drexel Burnham Lambert from 1986 to 1990, and as a Vice President at Prudential Securities, Inc. from 1982 to 1986. Prior to 1982, Mr. Nolan was an Associate at Manufacturers Hanover Trust Company.

Key Experience/Qualifications:

- Extensive experience in corporate finance and investment banking, including leadership roles at large international corporations with worldwide operations
- Extensive and wide-ranging experience, demonstrated by directorships in other companies operating in various industries
- Depth of institutional knowledge about the Company from his service on our Board

Other Public Company Directorship(s):

- AerSale Corporation (a company in which Leonard Green & Partners, L.P. has an ownership interest) (since 2020)

Private Company Directorship(s):

- Board member of companies in which Nolan Capital has a controlling ownership interest:
  - Coastal Farm Supply (since 2021)
  - Diamond Wipes International, Inc. (since 2016)
  - ExplorUS (since 2019)
  - Golden Road Food Services, LLC (since 2015)
  - Water Engineering, Inc. (since 2021)

Education:

- B.S. in agricultural economics and finance from Cornell University
- M.B.A. from Cornell University

DAWN OSTROFF



Independent

Former Chief Content and Advertising Business Officer of Spotify

Director since: 2020

Committee(s):

- **Compensation**
- **Workplace Responsibility (Chair)**

Age: 63

Ms. Ostroff served as the Chief Content and Advertising Business Officer of Spotify Technology S.A., an international media services provider, from January 2020 to January 2023. She became Chief Content Officer in 2018 and became Chief Content and Advertising Business Officer in January 2020. Before joining Spotify, Ms. Ostroff co-founded Condé Nast Entertainment, a studio and distribution network for film, television, premium digital video, social media, and virtual reality, where she served as President from 2011 to 2018. Ms. Ostroff held a number of positions in the media and entertainment industry before founding Condé Nast Entertainment, including serving as President of Entertainment for The CW Television Network from 2006 to 2011; President of United Paramount Network from 2002 to 2006; Executive Vice President of Entertainment at Lifetime Television from 1999 to 2002; Senior Vice President of Programming and Production at Lifetime Television from 1996 to 1999; Division Senior Vice President, Creative Affairs of Twentieth Century Fox Film from 1993 to 1996; President of Michael Jacobs Productions at The Walt Disney Company from 1989 to 1993; and Vice President of Business Development at The Kushner-Locke Company from 1984 to 1989.

Key Experience/Qualifications:

- Wealth of experience in media, entertainment, and advertising, stemming from over 35 years at a variety of media and entertainment companies
- Strong leadership skills, gained through numerous positions of responsibility throughout her career, including as an executive of an international media services provider and founder of a studio and distribution network

Other Public Company Directorship(s):

- Westfield Corporation (2016 to 2018)

Private Company Directorship(s):

- Anonymous Content (2019 to 2020)

Other Affiliation(s):

- New York University Faculty of Arts and Science (member of Board of Overseers)
- The Paley Center for Media (member of Board of Governors)
- Autograph (member of Advisory Board)

Education:

- B.S. in journalism from Florida International University

REQUIRED VOTE AND BOARD RECOMMENDATION

In accordance with our Bylaws, a director nominee will be elected in an uncontested election only if the number of shares voted "for" that nominee exceeds the number of shares voted "against" that nominee. For more information, see "Information About the 2023 Annual Meeting—What are my voting options with respect to each proposal and how many votes are required to approve each proposal" and "Corporate Governance Matters—Mandatory Offers to Resign from Our Board" below.

 **YOUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH NOMINEE FOR DIRECTOR.**

CORPORATE GOVERNANCE MATTERS

OVERVIEW

Our Board is responsible for overseeing management and providing strategic guidance for the Company. Consequently, our Board strives to remain well-informed about the issues, risks, and opportunities facing the Company. Our Corporate Governance Principles and Policies, which are available from the Investor Relations section of our website, are designed to ensure the

Board's continued vitality and excellence. Our Board regularly reviews the specific elements of our corporate governance framework and updates them when doing so would be in the best interests of the Company and our shareholders.

BOARD LEADERSHIP STRUCTURE

Our Board believes it is appropriate to divide the roles of Chief Executive Officer and Chair of the Board. The primary responsibility of the Board is to oversee the affairs of the Company for the benefit of shareholders. Our Chief Executive Officer is responsible for the day-to-day management of the Company, while the Board is responsible for overseeing how the Chief Executive Officer performs that function. Having different individuals serve as the Chief Executive Officer and the Chair allows the Chief Executive Officer to focus on operational responsibilities and keeps a measure of independence between operating decisions and the Board's oversight function. Separating these roles also is consistent with the division of our risk management oversight between management and our Board, as described below in "—Our Board's Role in Risk Oversight."

Our independent directors also have appointed a Lead Independent Director, whose duties include:

- coordinating the activities of the independent directors, and serving as a liaison between them and the Chief Executive Officer, the Chair, and senior management;

- presiding at Board meetings in the Chair's absence;

- presiding at executive sessions of the independent directors, with the authority to call additional executive sessions or meetings of the independent directors;

- being available for consultation and direct communication with major shareholders;

- assisting the Board, the Chief Executive Officer, and other members of management in promoting implementation of and compliance with the Company's Corporate Governance Principles and Policies; and

- monitoring and evaluating the performance of the Chief Executive Officer, along with the members of the Compensation Committee, and the other independent directors.

DIRECTOR INDEPENDENCE

Every year, our Board reviews and discusses all relevant information regarding each director's relationships, transactions, or arrangements, as required by the rules for companies listed on The Nasdaq Stock Market (the "Nasdaq Rules"). This review includes current and prior relationships that each director or any of their family members has with the Company, our executive management, and our independent accounting firm. To help our Board make independence determinations, each director and director nominee completes a detailed annual questionnaire.

Based on information provided concerning our directors' background, employment, and affiliations, our Board affirmatively determined that each of Messrs. Corti, Meyer, Morgado, and Nolan and Mses. Bowers, Carr, and Ostroff is an independent director within the meaning of the Nasdaq Rules. Specifically, our Board determined there are no relationships or activities between the Company and any of these directors that require further review by our Board or that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In determining that Ms. Ostroff is independent, the Board considered the Company's relationship with Spotify, where Ms. Ostroff was the Chief Content and Advertising Business Officer until January 2023. The Company purchases advertising on Spotify's platform. The Board determined that the relationship was not material and did not impair Ms. Ostroff's independence, because (1) the revenues Spotify received from the Company were immaterial to either company (less than 0.01% of either company's 2022 revenues); (2) the advertising sales were conducted in the ordinary course of business, on terms consistent with business done by Spotify with other companies; and (3) Ms. Ostroff has no special interest in the business done between Spotify and the Company.

BOARD EFFECTIVENESS

How the Board Oversees Our Business

Our Board and its committees are focused on effectively overseeing our business for the benefit of our shareholders.



BOARD EFFECTIVENESS

Board Structure

- Separate Chairman and CEO
- Lead Independent Director
- Four board committees made up entirely of independent directors:
  - Audit
  - Compensation
  - Nominating and Corporate Governance
  - Workplace Responsibility

Governance Practices

- Candid annual Board and committee self-evaluations
- Oversight of CEO / management performance
- Board / management succession planning

Board Composition

- Broad range of skills and experience
- 78% Independent

Working Dynamics

- Candid discussions
- Open access to management and information

Annual Board, Committee, and Director Self-Evaluations

We recognize the critical role that Board and committee evaluations play in ensuring the effective functioning of our Board. Accordingly, the Chairman of our Board annually leads an evaluation of the Board's performance to identify opportunities, if any, for improvement. These evaluations follow a process overseen by our Nominating and Corporate Governance Committee, as described below.

Guided Discussions

The Chair of each Board committee leads a discussion, held in executive session, during a meeting of that committee. The Chairman then leads a discussion with the full Board, also held in executive session. During the full Board discussion, the chair of each committee has the opportunity to report on the committee's discussion.

These discussions are guided by open-ended questions, provided to each director in advance, that address multiple aspects of Board and committee performance, along the lines of the following:

(1) What should the Board's priorities be?

(2) What should the Board continue doing or stop doing?

(3) Is the Board effective at overseeing the Company's business and management?

(4) Does the Board receive sufficient information to understand the Company's strategic objectives, strategic risks, competitive factors, financial performance, and industry trends?

(5) Does the Company have effective controls for identifying material risks?

(6) Does the Board have sufficient access to management?

(7) Is the Board the appropriate size, and does it have the appropriate mix of skills and personal characteristics?

(8) What are the strengths and contributions of each individual director?

(9) Does the Board effectively recruit new members with an appropriate array of skills and insights necessary to support the Company's strategy?

(10) Are Board meetings conducted in a productive manner?

(11) How effective are the Board's committees at performing their respective responsibilities?

(12) Is the Audit Committee effective at overseeing the Company's accounting and financial reporting processes?

(13) Is the Compensation Committee effective in reviewing and approving compensation programs for executive officers and directors?

(14) Is the Nominating and Corporate Governance Committee effective at advising the Board with respect to Board composition, committees, and procedures?

(15) Is the Workplace Responsibility Committee effective in overseeing the Company's progress in successfully implementing its workplace policies, procedures, and commitments?

Responsive Actions

The Board acts responsively to address potential areas of improvement identified through the evaluation process. Where appropriate, the Board may update its policies or practices or implement changes with respect to the composition of the Board or its committees. For example, in response to the needs of the Company recently identified, our Board formed the Workplace Responsibility Committee.

While this self-evaluation is done formally through the process discussed above on an annual basis, the Board and its committees evaluate their performance throughout the year in numerous one-on-one discussions between the Chairman or the Lead Independent Director and individual board members.

OUR BOARD'S ROLE IN RISK OVERSIGHT

General Risk Oversight

Senior management is responsible for developing and implementing the Company's financial and strategic plans, and identifying, evaluating, managing, and mitigating the risks inherent in those plans. Our Board is responsible for understanding and overseeing those plans, the associated risks, and the steps that senior management is taking to manage and mitigate risk. Our Board, its committees, and senior management exercise this risk oversight function in a variety of ways, as shown below.



BOARD OF DIRECTORS

- Oversees the overall risk management process, including through the oversight of our enterprise risk assessment
- Regularly reviews management's conclusions and recommendations regarding current and future potential strategic enterprise-level risks, as well as the strategies proposed to mitigate such risks
- Regularly reviews succession plans for our senior management
- Communicates regularly with management about risk oversight
- Delegates certain risk-management oversight functions to its committees, each of which has full access to management, the ability to engage independent advisors, and regularly reports to our Board on the matters within its purview

Audit Committee
- Plays the primary role in overseeing risk mitigation on behalf of our Board
- Oversees compliance with legal and regulatory requirements
- Monitors our ethics & compliance program, which includes our Code of Conduct and anti-bribery, and whistleblower programs
- Oversees our financial reporting process and internal controls
- Regularly receives reports from senior management with respect to potential areas of significant risk and our internal controls and mitigation plans with respect to those risks
- Oversees the appointment, compensation, and performance of our independent registered accounting firm and receives regular guidance and feedback from representatives of that firm
- Oversees our data privacy and cybersecurity risks and risk management programs
- Meets privately on a regular basis with our chief internal audit executive

Compensation Committee
- Annually reviews the risks that may be created by our compensation programs and policies and determines if disclosure of potential compensation risk is necessary in our proxy statement for the annual meeting of shareholders
- Oversees human capital matters, including: attracting, retaining, and developing talent; compensation; and diversity, equity, and inclusion initiatives
- Selects the Company's compensation peer group

Nominating and Corporate Governance Committee
- Oversees the mitigation of risks associated with overall corporate governance, Board composition, and Board succession planning
- Ensures that the pool from which any new independent director nominee is chosen and the pool created in any external search for a new chief executive officer includes qualified women and racially/ethnically diverse candidates
- Oversees our environmental, social and governance strategies, practices, policies, and reporting

Workplace Responsibility Committee
- Oversees the Company's progress in implementing our new and updated workplace policies, procedures, and commitments

RISK OVERSIGHT

MANAGEMENT

- Oversees our day-to-day risk management processes
- Regularly communicates with our Board and relevant Board committees on specific risk-related topics
- Conducts risk assessments identifying key financial and strategic risks and presents those results to our Board

Cybersecurity Risk Oversight

Our Audit Committee oversees the identification and mitigation of potential cybersecurity risk, with the goals of protecting our intellectual property, maintaining consumer confidence, preserving employee data confidentiality, and minimizing information security threats to the Company and the users of our products and services. As part of this oversight, the Audit Committee receives updates at least quarterly from members of management with information security responsibilities with respect to the threats we face, and our risk mitigation plans to address those threats.

These updates include results of information security maturity assessments and recommendations that are informed, in part, by third-party independent reviews of our information security control environment and operating effectiveness. As part of the Audit Committee's oversight, the Chair also previously met with external cybersecurity risk experts to better understand the cybersecurity risk environment, leading board governance practices, strategic cyber reporting, and cyber resiliency.

Compensation Risk Management

The Compensation Committee, together with its independent compensation consultant, its legal counsel, and members of our Human Resources team, reviews the Company's incentive compensation plans and practices annually to determine whether they encourage employees to take risks that are reasonably likely to have a material adverse effect on the Company. For 2022, as in previous years, this review consisted of an analysis of each of our incentive compensation programs for our executives and other employees, including eligibility, performance measures, payment targets and maximum payments, payment timing, and governance (including the applicable approval process). The Compensation Committee concluded that our compensation programs do not incentivize employees to take such risks. The Compensation Committee considered the requirements under the Microsoft Merger Agreement, which include a restriction on granting performance-based equity awards, and the Compensation Committee and its advisors determined that these also did not result in excessive risk-taking. Another notable item considered in the 2022 assessment was the tax impact mitigation actions for certain NEOs and the related agreements, as described in "Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements" below, which the Compensation Committee and its advisors determined did not result in excessive risk-taking since the actions did not constitute any changes in plan design.

The Compensation Committee continually reviews the Company's overall compensation structure and philosophy. As a result, we modified our approach to annual performance plan payouts for fiscal year 2021, specifically settling in 2022 a significant portion of amounts not yet paid as of December 31, 2021 in short-term vesting restricted share units ("RSUs"), primarily to enhance employee equity ownership and better align our employee equity compensation with industry practice. For fiscal year 2022, we continued

this approach and settled in 2023 a portion of amounts not yet paid as of December 31, 2022 under our annual performance plans in short-term vesting RSUs as well, which the Compensation Committee and its advisors determined did not result in excessive risk-taking since the actions did not constitute any changes in plan design.

The incentive compensation plans for our employees are designed to encourage achievement of challenging targets aligned with shareholder interests and our overall corporate strategy. These plans provide upside opportunity for higher levels of performance, while the following features help mitigate risk:

- performance objectives underlying awards generally focus on long-term shareholder value creation and include an appropriate mix of financial and strategic targets and short- and long-term time horizons;

- cash bonuses represent just one element of our employees' total compensation;

- cash bonuses are paid only if established performance metrics are achieved and/or the underlying business unit is profitable;

- our shareholder-approved incentive plan limits the size and value of the short- and long-term incentive awards that any individual may receive for a given year;

- equity awards, which represent a meaningful portion of the compensation paid to our executive officers, generally are subject to multi-year vesting schedules, and awards are capped, even if the Company exceeds the underlying performance goals; and

- incentive awards for our executive officers are tied to an array of performance metrics, which reduces the incentive to place undue focus on any individual performance goal.

We also follow a number of governance policies that mitigate compensation-related risks, including:

- cash-based incentive awards for executive officers generally require two levels of approval—from the Compensation Committee and, except for awards to the Chief Executive Officer, from the Chief Executive Officer;

- all equity-based awards to any employee require Compensation Committee approval, in addition to management-level approval;

- we require written documentation of the terms and conditions underlying the cash-based incentive programs for our principal business units;

- our Compensation Committee annually reviews and approves the equity award guidelines for all eligible employees;

- we have a "clawback policy," pursuant to which performance-based compensation to an executive officer may be recovered in the event of an earnings restatement attributable to the executive's misconduct to the extent the amount paid exceeded the amount that would have been paid based on the correct numbers;

- our equity award agreements provide that the Company may recover certain realized gains from any employee who breaches their employment agreement with the Company, including post-termination obligations;

- we have stock ownership guidelines for our executive officers and the Presidents of each of Activision Publishing, Inc. ("Activision Publishing"), Blizzard Entertainment, Inc. ("Blizzard"), and King Digital Entertainment Limited ("King");

- our insider trading policies prohibit "shorting" our securities, engaging in "puts," "calls," or other hedging transactions involving our securities, or using margin accounts with our securities, and our anti-pledging policy prohibits directors, NEOs, other Section 16 officers, and the President of each of Activision Publishing, Blizzard, and King from otherwise pledging Company securities as collateral for any type of loan; and

- every employee—whether full-time, part-time or temporary, and including our CEO—must acknowledge our Code of Conduct on an annual basis.

For more information, see "Executive Compensation—Compensation Discussion and Analysis—How We Make Decisions About Executive Compensation—Compensation Policies That Mitigate Risk."

EXECUTIVE SUCCESSION PLANNING

Our Board's goals are to have a process for effective executive development and succession and to be prepared for both the unexpected loss of a key leader and planned changes to our management team. As a part of various sessions during the year, our Board focuses on human capital, including by engaging in succession planning for our chief executive officer and our other most senior officers. In these sessions, among other things, our Board has:

- reviewed the assumptions, processes, and strategy for expected and unexpected events that may necessitate changes to our executive team;

- evaluated the Company's organizational and operational needs and the overall qualifications, tenure, and experience of our executive team;

- considered the experience, performance, and skills of, and development opportunities for, possible internal successors to our chief executive officer and other executives; and

- discussed potential external successors to our Chief Executive Officer and other executives.

BOARD MEETINGS

Our Board generally meets at least quarterly, as well as in conjunction with the annual meeting of shareholders. Our Board had 13 meetings during 2022. All incumbent directors who served on our Board during 2022 attended at least 90% of the aggregate of (1) the total number of meetings held by the Board during the time they served, and (2) the total number of meetings held by each committee on which they served during the time they served.

All directors are expected to attend annual meetings of our shareholders. All ten directors who were then serving on the Board attended the 2022 annual meeting.

The independent directors meet in executive session outside the presence of management at least twice each year. Two such executive sessions took place during 2022.

BOARD COMMITTEES

Standing Committees

Our Board has three standing committees—the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee—each of which operates under a written charter approved by our Board. The charters for each of the three standing committees are available on our website at http://investor.activision.com/corporate-governance.cfm. From time to time, our Board also forms special or ad hoc committees, typically to address discrete issues. For

example, in 2021, the Board formed the Workplace Responsibility Committee, which is described below.

Set forth below is a summary of the purpose and key responsibilities of the four Board committees. Each current committee member served in the role shown below through 2022 and continues to serve in that role.

AUDIT COMMITTEE

Current Members: Robert Corti (Chair), Kerry Carr, Peter Nolan   **Meetings in 2022: Six, including at least once per quarter**

Purposes & Key Responsibilities

- Selecting, evaluating, and overseeing our independent registered public accounting firm, including determining that firm's compensation, evaluating that firm's independence, and otherwise monitoring that firm's compliance with rules and regulations promulgated by the SEC
  - Our independent registered public accounting firm reports directly to the Audit Committee
  - Before we or any of our subsidiaries engage our independent registered public accounting firm to render audit or non-audit services, the Audit Committee must pre-approve the engagement (see "Audit-Related Matters—Pre-Approval Policies and Procedures" below)
- Overseeing the annual audits and quarterly reviews of our financial statements and our internal control over financial reporting by our independent registered public accounting firm
- Overseeing our financial reporting process and internal control, including:
  - reviewing and evaluating the adequacy and effectiveness of our internal control over financial reporting and management's assessment of the same
  - reviewing, and discussing with the independent registered public accounting firm, the results of the annual audit of our financial statements, including that firm's comments or recommendations, and recommending to our Board whether those financial statements should be included in our Annual Reports on Form 10-K
  - reviewing and discussing with management our internal audit projects and the performance of our internal audit function
  - discussing with management the Company's process for assessing and managing our exposure to risk, including overall enterprise risk and insurance
  - discussing our earnings, press releases (including the use of "pro forma" or "adjusted" information), and the financial information and earnings guidance we provide to analysts and rating agencies
  - meeting periodically with management, including our Chief Financial Officer, our Chief Accounting Officer, and our chief internal audit executive, and with our independent registered public accounting firm, in separate executive sessions to discuss any matters that the Audit Committee or any of the above persons or firms believe warrant Audit Committee attention
- Overseeing policies regarding hiring employees from our independent registered public accounting firm
- Establishing procedures to receive and retain accounting-related complaints and concerns
- Monitoring the adequacy of the Company's ethics & compliance program, including compliance with the Company's Code of Conduct, and receiving periodic updates from management regarding ongoing projects, training programs, compliance issues, and other matters managed by the Chief Compliance Officer
- Overseeing our policies relating to the ethical handling of conflicts of interest, including related party transactions (see "Certain Relationships and Related Person Transactions—Policies and Procedures Regarding Transactions with Related Parties" below)
- Overseeing our cybersecurity risk management programs and receiving periodic updates from management regarding cybersecurity, data privacy, data security, and other risks relevant to the Company's information technology (see "—Our Board's Role in Risk Oversight—Cybersecurity Risk Oversight" above)

Membership

All Audit Committee members satisfy the independence and additional requirements for audit committee membership prescribed by the Nasdaq Rules and SEC rules. In particular, our Board has determined that each Audit Committee member is an "audit committee financial expert" as defined in the SEC rules and that each is "financially sophisticated" within the meaning of the Nasdaq Rules

Meetings

Must meet at least quarterly

Engagement of Outside Consultants

The Audit Committee's charter authorizes it to engage independent counsel or other consultants or advisors, as it deems appropriate

COMPENSATION COMMITTEE

Current Members: Robert Morgado (Chair), Reveta Bowers, Dawn Ostroff   **Meetings in 2022: Eight**

Purposes & Key Responsibilities

- Discharging our Board's responsibilities relating to compensation paid to our directors and executive officers and overseeing employee compensation, including equity, incentive, and other compensation policies, programs, agreements, and arrangements
- Reviewing, and discussing with management, the compensation-related disclosure included in our proxy statements and Annual Reports on Form 10-K
- Reviewing and overseeing matters related to human capital management, including how the Company attracts, retains, and develops talent
- Overseeing any proposals we submit to our shareholders on matters relating to executive compensation, including advisory votes on compensation and the frequency of such votes and approval of compensatory plans and any amendments to such plans

Engagement of Outside Consultants

- Our Compensation Committee's charter authorizes it to engage independent counsel or other consultants or advisors, including compensation consultants, to advise the Compensation Committee with respect to compensation and benefits for our directors and our executive officers and other employees
  - Since October 2013, the Compensation Committee has engaged Exequity LLP ("Exequity") to act as its independent compensation consultant and to advise on issues related to executive compensation and benefits
  - Exequity reports directly to the Compensation Committee and does not provide any services to us other than the services provided to the Compensation Committee
- Our Compensation Committee assessed its engagement of each of Exequity and the Committee's outside legal counsel, including on the basis of information provided by the two firms, and does not believe the services of either firm to the Compensation Committee raise any conflicts of interest
- For additional information regarding the Compensation Committee, including its use of consultants, see "Executive Compensation—Compensation Discussion and Analysis" below

Membership

- The Board has determined that all members of the Compensation Committee satisfy the independence and other requirements for compensation committee members prescribed by the Nasdaq Rules and SEC rules, and are "outside directors" as defined under Section 162(m) of the Internal Revenue Code, as amended (the "Code")
- Our Board has also determined that no member of the Compensation Committee has a relationship to the Company that is material to such director's ability to be independent of management in connection with the duties of a Compensation Committee member

Meetings

Must meet at least four times annually

Compensation Committee Interlocks and Insider Participation

During 2022, Robert Morgado, Reveta Bowers, and Dawn Ostroff served as members of our Compensation Committee. No member of our Compensation Committee is or ever was an executive officer or other employee of the Company. Additionally, in 2022, none of our executive officers served on the board of directors or compensation committee (or other committee serving an equivalent function) of any entity that had an executive officer serving on our Board or Compensation Committee

Please see "Executive Compensation—Compensation Discussion and Analysis—How We Make Decisions About Executive Compensation—Key Participants in the Executive Compensation Decision-Making Process" below and "—Our Board's Role in Risk Oversight—Compensation Risk Management" above for a further description of our Board's responsibilities relating to compensation paid to our directors and executive officers and to overseeing the Company's employee compensation policies, programs, agreements, and arrangements generally.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Current Members: Robert Morgado (Chair), Robert Corti, Barry Meyer　　　　**Meetings in 2022: Three**

Purposes & Key Responsibilities
- Assisting in identifying and recruiting director nominees, and ensuring that the pool from which any new independent director nominee is chosen and the pool created in any external search for a new chief executive officer include qualified women and racially/ethnically diverse candidates
- Periodically evaluating the size of our Board and recommending any appropriate increase or decrease
- Making recommendations regarding the size and composition of the Board's committees
- Overseeing the evaluation of our Board and its committees
- Overseeing our corporate governance affairs and the structure, policies, and practices of our Board
- In consultation with the Board and each of the other Board committees, as needed, overseeing the Company's ESG strategy, practices, and policies, including the Company's reporting on ESG matters
- Determining the appropriate engagement with shareholder groups and proxy advisory firms (which, for matters relating to executive compensation, is done in conjunction with the Compensation Committee)
- Evaluating any shareholder proposals submitted for inclusion in any proxy statement for, and for consideration at, any meeting of shareholders (which, for shareholder proposals relating to the compensation of our directors or employees, is done in conjunction with the Compensation Committee)

Membership
Our Board has determined that each member of the Nominating and Corporate Governance Committee is an independent director under the Nasdaq Rules

Meetings
Must meet at least two times annually

Engagement of Outside Consultants
The Nominating and Corporate Governance Committee's charter authorizes it to engage independent counsel or other consultants or advisors as it deems appropriate, including a search firm to assist in identifying director candidates

WORKPLACE RESPONSIBILITY COMMITTEE

Current Members: Dawn Ostroff (Chair), Reveta Bowers　　　　**Meetings in 2022: Ten**

Purposes & Key Responsibilities
- Overseeing the Company's progress in successfully implementing new and updated workplace policies, procedures and commitments, including commitments made to appropriate regulatory agencies, and working with management to develop such additional enhancements or best practices as the Committee deems appropriate
- In consultation with management, developing key performance indicators or other means to measure progress and ensure accountability
- Receiving progress reports from the Company's Chief Executive Officer, Chief People Officer, and Chief Compliance Officer

The independent EEO consultant engaged pursuant to the consent decree between the EEOC and the Company and the Company's internal EEO coordinator will have regular access to the Workplace Responsibility Committee

Membership
Our Board has determined that each member of the Workplace Responsibility Committee is an independent director under the Nasdaq Rules

Meetings
No specified number of meetings required, but must report to the Board on at least a quarterly basis

The Workplace Responsibility Committee is an ad hoc committee formed in November 2021 by our Board. Its duration is at the discretion of the Board and will be reviewed annually.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

Board Orientation

New directors receive a director orientation manual that provides them with important information about the Company, our Board, and the general roles and responsibilities of directors of publicly traded companies. Each new director also is invited to attend an "onboarding day," during which they meet with our executives and other key members of senior management.

Continuing Education

We recognize the benefit of continuing education for our directors. Our executives and other key members of senior management routinely speak at Board and committee meetings on topics impacting the Company, including emerging risks, industry trends, technological developments, economic forecasts, and competitive challenges. In addition, we may engage third parties to provide in-boardroom education. We also encourage our directors to attend external educational programs and provide financial and administrative support for that purpose.

LIMITS ON OTHER DIRECTORSHIPS

Directors must obtain the approval of the Nominating and Corporate Governance Committee before accepting a board membership at another publicly held company. No director may serve on the boards of more than four other publicly held companies. In addition, no director who serves on our Audit Committee may serve on the audit committees of more than two other public companies, unless our Board determines that the simultaneous service would not impair the ability of the director to effectively serve on our Audit Committee.

MANDATORY OFFERS TO RESIGN FROM OUR BOARD

Directors Who Fail to Receive a Majority of "For" Votes

A director nominee will be elected in an uncontested election only if the number of shares voted "for" that nominee exceeds the number of shares voted "against" that nominee, in each case by the holders of shares present in person or by proxy at the meeting and entitled to vote on the election of directors. If an incumbent director is not re-elected, Delaware law and our Bylaws provide that the director continues to serve on our Board as a "holdover director" (i.e., until a successor has been duly elected and qualified, or until the director's earlier death, resignation, or removal). However, our Corporate Governance Principles and Policies require a director who fails to receive the required number of votes for re-election to offer to resign from our Board.

In such an instance, our Board or, at the Board's discretion, the Nominating and Corporate Governance Committee, without the participation of the holdover director, will consider whether the continued service of the director offering to resign is appropriate, based on any factors it deems relevant (e.g., the underlying reasons for the "against" votes, the director's length of service and qualifications, the director's contributions to our Company, and the director's skills and characteristics). If our Board or the Nominating and Corporate Governance Committee, as the case may be, determines that the director continues to contribute significantly to the Company, the holdover director's membership on our Board may continue.

Directors Who Change Their Professional Role

An independent director who retires, changes employment, or otherwise has a significant change in professional role or responsibilities that may reasonably be seen to affect the director's ability to serve must offer to resign from our Board. Similarly, unless our Board or the Nominating and Corporate Governance Committee determines otherwise, or the director has an agreement with us to the contrary, if a director who is employed by Activision Blizzard retires, resigns, or otherwise has a significant change in professional role or responsibilities, that director must offer to resign from our Board.

In any such instance, our Board or, at our Board's discretion, the Nominating and Corporate Governance Committee, without the participation of the director offering to resign, will consider whether the continued service of such director is appropriate in light of such professional change. If our Board or the Nominating and Corporate Governance Committee, as the case may be, determines that the director continues to contribute significantly to the Company, the director's membership on our Board may continue.

SHAREHOLDER ENGAGEMENT UPDATE

We regularly engage with our shareholders throughout the year as part of an ongoing effort to understand and consider their perspectives regarding our human capital management, corporate governance practices, executive compensation, and other matters they consider important. This outreach enhances the ongoing communications we have with our shareholders regarding our financial and operational performance.

SHAREHOLDER ENGAGEMENT SINCE LAST ANNUAL MEETING



JUNE 2022 – DECEMBER 2022

Board and management review proxy season, including annual meeting voting results and shareholder feedback leading up to annual meeting
—
Engage with shareholders, understand shareholder perspectives, and share feedback with management and Board
—
Consider changes taking into account shareholder feedback

JANUARY 2023 – MARCH 2023

Continue shareholder engagement ahead of annual meeting to further understand shareholders' preferences for enhanced disclosures and policies
—
Share feedback with Board and implement appropriate changes
—
Ensure that each of our 50 largest institutional shareholders has the opportunity to engage with us

APRIL 2023 – JUNE 2023

Publish Annual Report and Proxy Statement
—
Conduct in-season outreach to discuss recently filed Annual Report and Proxy Statement
—
Hold Annual Shareholders Meeting in June

Following our 2022 annual meeting, we continued our focus on shareholder outreach and extended invitations to engage with us to shareholders owning approximately 65% of our outstanding shares, including each of our 50 largest institutional shareholders. We also scheduled meetings as requested with shareholders outside of our top 50 shareholders. We found that fewer institutions accepted meeting invitations compared with previous years, which we believe is, in part, attributable to the pendency of our proposed transaction with Microsoft. Ultimately, we met with 35 institutions owning approximately 32% of our outstanding shares. Those meetings included engaging with many of the large institutional investors that voted in opposition to management's recommendations on certain proposals at our 2022 annual meeting, as well as with proxy advisor, Glass Lewis. The participants from Activision Blizzard included members of our Investor Relations, Corporate Governance (including our Corporate Secretary), and ESG teams. Our Executive Vice President, Corporate Affairs and Chief Communications Officer, who is a former member of our Board, also participated in a number of these meetings. The institutional investor participants typically included several individuals involved in making proxy voting and investment decisions, including investment stewardship team leads, ESG specialists, analysts, and portfolio managers.

SHAREHOLDER ENGAGEMENT SINCE LAST AGM



65%	32%	88%
Total contacted	Total engaged	Percentage of Meetings Discussing Workplace Disclosures

SHAREHOLDER ENGAGEMENT MEETING INVITATIONS ACCEPTED PRIOR TO FILING PROXY STATEMENT



INSTITUTIONS



SHARES OUTSTANDING

At these meetings, which for the most part continued to be conducted virtually for the safety and convenience of all participants, the parties discussed our workplace disclosures and policies; corporate governance and human capital management oversight (including the work of the Workplace Responsibility Committee); the impact of the proposed transaction with Microsoft on our workplace initiatives; product safety; executive compensation; Board succession; and ESG matters more broadly. Shareholders also provided details of their voting policies and votes from our 2022 annual meeting.

The following chart reflects the percentage of meetings at which key topics were discussed:



Topics Discussed Across Meetings

Engagement on Workplace Excellence Commitments

Following our 2022 annual meeting, our corporate governance team, at the direction of our Board, conducted extensive shareholder outreach in order to ensure that our reporting includes the information our shareholders feel is most useful to evaluate our workplace excellence commitments. The topic of workplace disclosures and policies was discussed in approximately 88% of our ESG engagement meetings, and in more than half of our ESG engagement meetings, we received specific shareholder feedback communicating their preferences for disclosures in response to the non-binding shareholder proposal that was approved at our 2022 annual meeting.

The following chart reflects the preferences expressed by shareholders for key types of working environment disclosures:

Workplace Disclosure Preferences


Data on Complaints, Investigations, and Resolutions
Employee Engagement Survey Data
Recruitment / Retention Data
Pay Equity Data
Workforce Demographics
Some Subset of the Data Outlined in 2022 Shareholder Proposal
Preference Not to Stray Far From Peers
0
2
4
6
8
10
12
14
16
Number of Comments Received

This extensive feedback was quantified and reported to the Nominating and Corporate Governance Committee of our Board, and our Lead Independent Director shared this with the full Board. This feedback further informed the content of our 2022 Transparency Report, which we plan to publish in the second quarter of 2023. Shareholder feedback continues to be instrumental in shaping our decisions and priorities relating to our human capital management initiatives, corporate governance, executive compensation, and ESG disclosures.

As a result of this ongoing feedback process over the past several years, we have implemented changes that we believe are simultaneously responsive to shareholder concerns and appropriate for the Company. We expect to continue to incorporate such feedback into our decision-making processes.

GOVERNANCE DOCUMENTS

Many of our corporate governance documents, including our Corporate Governance Principles and Policies, charters for our Board's standing committees, Code of Conduct, and "clawback" policy (i.e., Policy on Recoupment of Performance-Based Compensation Related to Certain Financial Restatements), can be found on our website at http://investor.activision.com/corporate-governance.cfm. Please see "Helpful Resources" on the inside back cover of this proxy statement for more information.

Corporate Governance Principles and Policies

Our Corporate Governance Principles and Policies establish a framework for the Board's exercise of its duties and responsibilities in service of the best interests of the Company and our shareholders. They address, among other things, the role of our Board, the composition of our Board and that of its standing committees, meetings of the Board and its committees, and director stock ownership requirements.

Code of Conduct

We have a code of ethics—our Code of Conduct—that was refreshed in 2022 and applies to all of our directors, executives, and other employees worldwide. Our Code of Conduct is the ethical foundation for everything we do at Activision Blizzard and outlines our expectations for all of our people. It affirms our values of responsibility, creativity, and integrity, and it is the basis for how we treat each other and our community. The members of our Board and all employees are required to review and acknowledge our Code of Conduct on an annual basis. We will post any amendments to, or waivers of, the Code of Conduct that apply to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, or any person performing similar functions, and any other related information, on our website. Our Chief Compliance Officer administers our ethics & compliance program.

Forum Selection Bylaws

On January 17, 2022, in connection with entering into the Microsoft Merger Agreement, we amended our Bylaws to implement a forum selection provision stating that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain legal actions involving the Company will be the Court of Chancery of the State of Delaware. If the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, the forum for any such action will be another state or federal court located within the State of Delaware or, if no court of the State of Delaware has jurisdiction, the United States District Court for the District of Delaware. The provision further provides that U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. Forum selection provisions are commonly adopted so duplicative shareholder lawsuits cannot be filed in multiple forums, which can be costly to the Company and produce inconsistent results, while at the same time ensuring there is an appropriate court available in which shareholders may pursue claims.

HOW TO COMMUNICATE WITH OUR BOARD

We believe that communication with our shareholders is very important. All feedback sent to us from any shareholder, no matter the size of their holdings, is reviewed. Our Corporate Secretary reviews all communications addressed to our Board, any of its committees, or one or more individual directors. Generally, communications that are advertising materials, promotions of a product or service, employment solicitations, or patently offensive will not be forwarded. Communications that relate to our accounting practices, internal accounting controls, or auditing matters will be forwarded promptly to the Chair of the Audit Committee. Communications that relate to any other matter that our Corporate Secretary considers appropriate will be forwarded promptly to the addressee(s).

By Mail
mail to
Activision Blizzard, Inc.
c/o Corporate Secretary
2701 Olympic Boulevard,
Building B,
Santa Monica,
California 90404

Email
send email to
ir@activision.com

Phone
Investor
Relations
(310) 255-2000

OUR EXECUTIVE OFFICERS

Biographical summaries for our executive officers can be found in Item 1 of our 2022 10-K. Biographical information about Mr. Kotick can also be found under "Proposal 1—Election of Directors" above.

POLITICAL ACTIVITIES

Activision Blizzard does not make direct political contributions to individual candidates, parties, committees, or IRS Section 527 entities or to influence the outcome of campaigns or ballot measures, nor do we directly pay for any independent expenditure or electioneering communication (as those are defined by law). Activision Blizzard also does not make payments to 501(c)(4) tax-exempt organizations that the recipient may use for political purposes, and we do not have a political action committee. If we decide, on an exception basis and with the prior approval of our Chief Executive Officer, to make a direct political contribution, we will disclose that contribution in our ESG report.

Pursuant to our Code of Conduct, our resources may not be used for employees' personal political activities, and lobbying activities are permitted only in compliance with applicable law and by individuals designated to represent the Company in such capacity.

Activision Blizzard engages with government officials and policymakers at the federal, state, and local levels on legislation, regulations, and policies that affect our business and operations. We also occasionally retain outside consultants to support our engagement with government officials and policymakers. Activision Blizzard complies with all federal, state and local lobbying regulations that require entities and individuals who engage in public policy advocacy to register and disclose relevant expenditures.

We belong to several trade associations, including the Entertainment Software Association (the "ESA") in the United States. These bodies have taken stances on legislative matters and engaged in lobbying on issues affecting the video game industry. Trade associations are independent organizations representing a variety of members; we may not share their political or policy positions. The Company's membership and participation in these associations is reported annually to the Nominating and Corporate Governance Committee.

According to the ESA, during the ESA's 2022 fiscal year, $41,229 of the Company's membership dues were used for political contributions or expenditure and $674,973 of the Company's membership dues were used for Section 162 lobbying expenses. No other dues paid by the Company to any other United States trade association or similar tax-exempt organization that received at least $25,000 in dues from us during 2022 were used for political contributions or expenditures. No portion of the Company's membership dues were used for payments to tax-exempt organizations, such as 501(c)(4)s, that the recipient may use for political purposes.

You can find more information about how Activision Blizzard participates in public debate in the U.S. through direct and indirect advocacy by accessing the Political Activities Disclosures on our website at http://investor.activision.com/corporate-governance.cfm.

WORKPLACE AND CULTURE

Talent is the lifeblood of our business. We are fortunate to have what we believe is one of the most talented employee workforces in our industry. Growing our developer base remains one of our strategic priorities. We added hundreds of talented professionals in 2022, growing our game development teams by 25% year-over-year. We must attract and retain the best talent in order to deliver on our mission to connect and engage the world through epic entertainment, and we are deeply committed to ensuring that Activision Blizzard is a place where everyone feels safe, heard, included, and empowered. We have made significant investments and substantial changes with the goal of creating the most welcoming and inclusive workplace in the industry.

Actions to Enhance Our Workplace Experience

The Company regularly introduces new initiatives to enhance our culture and ensure a welcoming, inclusive, and diverse workplace committed to excellence. Continuing to provide a model workplace in our industry remains one of our highest priorities.

On October 28, 2021, Mr. Kotick announced transformational workplace excellence goals and practices (collectively, the "Transformational Goals"). As part of our workplace excellence goals, we have accomplished important workplace milestones, including the following:

- *Increasing the combined percentage of women and non-binary employees by 50% over five years* – We have made meaningful progress. As of November 30, 2022, approximately 26% of our global employee population identified as women or non-binary people, up from approximately 24% as of November 30, 2021. All business units saw an increase in the combined representation of women and non-binary employees as of November 30, 2022 compared to November 30, 2021, achieving Company records, including:

  – Activision Blizzard corporate functions achieved 48% representation in 2022, up from 47%;

  – King achieved 35% representation in 2022, up from 34%;

  – Blizzard achieved 25% representation in 2022, up from 22%; and

  – Activision Publishing achieved 20% representation in 2022, up from 17%.

- *Investing $250 million over ten years to accelerate opportunities for diverse talent* – As part of this commitment, in 2022 we invested approximately $19 million to launch Level Up U, a three-month training program for engineers starting out in the gaming industry. Women and non-binary people made up 45% of the class of over 100 Level Up U engineers, and the overall diversity of the class was 73%.

- *Expanding our zero tolerance practice and resources with respect to certain types of workplace conduct* – We expanded our Ethics and Compliance team and tools to conduct faster, more thorough, and more uniform investigations across the Company. In 2022 alone, after hiring 3,000 new employees over the last five years, we added 26 Ethics and Compliance professionals to our world-class team.

- *Increasing visibility on pay equity* – Since the announcement of this commitment, we have shared the results of our U.S. Pay Equity Review for 2020 and Global Pay Equity Reviews for 2021 and 2022. Our U.S. Pay Equity Review for 2020 showed that U.S.-based women at the Company earned slightly more on average than men for comparable work in 2020, after accounting for factors that impact pay like role, location, tenure, and job classification. (Specifically, U.S.-based women received approximately US$1.01 for every US$1.00 received by men.) Our Global Pay Equity Reviews for 2021 and 2022 showed that globally, in both years, employees at the Company who did not identify as men earned US$1.00 for every US$1.00 received by those who did identify as men, on average. We also conducted a median pay gap analysis for 2021 and 2022.

- *Providing upward feedback to managers and measuring employee engagement through surveys* – In our ABK Upward survey for 2022, 90% of eligible managers received a personalized feedback report, and we saw positive ratings increases across the Company and within each business unit in our engagement surveys, compared to the prior year.

In connection with the announcement of the Transformational Goals, in October 2021, Mr. Kotick requested that his compensation be reduced to the lowest amount permitted to be paid to exempt employees under California law. Consistent with this request, Mr. Kotick's base salary for 2022 was $62,500 and he did not receive any equity awards or bonus payments.

We believe this decision signals to both employees and external stakeholders that the leader of the Company prioritizes these matters and treats them with the utmost seriousness.

Our Board's Workplace Responsibility Committee, formed in November 2021, monitors the Company's workplace excellence policies, procedures, and commitments. The Workplace Responsibility Committee requires management to develop and achieve key performance indicators or other means to ensure accountability for workplace goals and initiatives.

For further discussion of steps we have taken in 2022 toward creating a model workplace, please see "—Enhanced Transparency Regarding Our Workforce" and "—Additional Initiatives to Ensure a Welcoming, Inclusive, and Diverse Working Environment" below.

Comprehensive Agreement With the Equal Employment Opportunity Commission ("EEOC")

In September 2021, after a thorough investigation and as part of the Title VII conciliation process, Activision Blizzard and the EEOC agreed to resolve certain claims through a consent decree, with no admission of liability. The consent decree was approved by the United States District Court in March 2022 and created an US$18 million fund to satisfy any claims from eligible participants through a claims process administered by the EEOC. A federal court ruled that this settlement was adequate, fair, and reasonable and that approving the consent decree advanced the public interest. The EEOC agreed that we would donate excess, undistributed funds to charitable organizations focused on advancing women in the video game and technology industries or promoting awareness around gender equality issues, or to support our diversity and inclusion efforts.

A third-party claims administrator oversaw the claims administration process and a thorough process for claimants was provided. As part of our agreement with the EEOC, an internal Equal Employment Opportunity coordinator was hired, and the Company engaged a third-party consultant to provide ongoing, independent oversight and ensure compliance with the consent decree terms. The independent consultant's periodic reports called for by the consent decree are made directly to the EEOC.

This independent process has provided more than 15,000 current and former colleagues an opportunity to confidentially share their workplace experiences with the EEOC. The claims administrator has already settled claims and sent funds to those current and former employees the EEOC determined were eligible to participate in the settlement fund and who have agreed to the settlement offered to them. We have been notified by the EEOC that, after distributing funds for all eligible claims, there will be unused funds from the settlement. We have suggested to the EEOC that, pursuant to the consent decree, these excess funds be donated to Reboot Representation, which is helping close the gap for Black, Latina, and Native American women in technology industries.

Enhanced Transparency Regarding Our Workforce

Transparency on Pay Equity

In response to employee requests for further transparency, the Company shared the results of our U.S. Pay Equity Review for 2020 and Global Pay Equity Reviews for 2021 and 2022. Our U.S. Pay Equity Review for 2020 showed that U.S.-based women at the Company earned slightly more on average than men for comparable work in 2020, after accounting for factors that impact pay like role, location, tenure, and job classification. (Specifically, U.S.-based women received approximately US$1.01 for every US$1.00 received by men.) Our Global Pay Equity Reviews for 2021 and 2022 showed that globally, in both years, employees at the Company who did not identify as men earned US$1.00 for every US$1.00 received by those who did identify as men, on average. We also conducted a median pay gap analysis for 2021 and 2022.

Transparency on Our Employee Diversity

Beginning in 2022, we have disclosed periodic updates to our Representation Data, which quantifies our progress toward our goal of increasing the percentage of women and non-binary employees by 50% over five years. Additionally, in May 2022, we published our consolidated 2021 EEO-1 report alongside our 2021 ESG Report. And on March 23 2023, we released our first annual DE&I Look-Back, which details how our Company is prioritizing its commitment to diversity, equity, and inclusion, and provides additional data on diverse representation within our employee population,

including hiring and retention statistics broken down by gender, race, and ethnicity.

Transparency on Our Workplace Excellence Commitments

We plan to publish, in the second quarter of 2023, our 2022 Transparency Report, which will include detailed information about our workplace, including detailed data about our efforts to prevent misconduct, harassment, and discrimination, and to foster a culture of diversity, equity, and inclusion. We believe this report will validate that we have always made a safe workplace a priority and demonstrate that we foster a culture of diversity, equity, and inclusion. Our Board considered the extensive feedback we received throughout our ESG engagement outreach following last year's annual meeting of shareholders. For a discussion of the feedback received during this process, please see "Shareholder Engagement Update," which begins on page 38 of this proxy statement.

Additional Initiatives to Ensure a Welcoming, Inclusive, and Diverse Working Environment

We are continuously working to provide our employees the most welcoming and inclusive workplace in our industry. In addition to the Transformational Goals described above, we took the following additional steps in 2022 to further enhance our workplace:

- *Launched a new global Workplace Integrity Policy.* Our Workplace Integrity Policy includes our reporting, non-retaliation, harassment, and discrimination policies. It includes information about our investigations process, and it explains how we address any misconduct that detracts from a respectful and inclusive workplace or negatively affects the Company's reputation. It covers the type of misconduct that can and should be reported, how and when employees can report such misconduct, and what can be expected once a report has been filed. In addition, the policy includes information about the responsibilities and obligations of managers, the consequences of various types of misconduct, and how members of our workplace are protected from retaliation when involved in reporting misconduct or participating in investigations. It also empowers employees by providing tools for and examples of Bystander Intervention, a topic also covered in depth through live training. All employees are required to complete annual, live training on this policy as discussed in the next bullet below.

- *Completed live Workplace Integrity Training.* All employees are required to complete our robust and interactive training sessions, which take place both in-person and online. These training sessions cover a wide range of topics including harassment, discrimination, and reporting. In addition to completing our Code of Conduct training, our employees are required to participate and complete our live, interactive Workplace Integrity Training. It helps all our stakeholders—from employees to Board members—recognize situations of harassment or discrimination, and it explains how employees can report harassment and discrimination without fear of retaliation. Workplace Integrity Training takes place annually, with a minimum of 1.5 hours of training for employees and 2.5 hours for managers. In addition, employees in our HR and Ethics & Compliance teams are required to complete a minimum of 5.5 hours of live training. For years, U.S.-based employees have been required to complete our live training. This year, we will also require our international employees to complete live, interactive training, in addition to our other required trainings. In 2022, every one of our eligible U.S. employees participated in live Workplace Integrity Training. Of those who participated, ninety-seven percent agreed with the statement, "I know what I need to do to report misconduct." Further, 95 percent of participants agreed with the statement, "I understand bystander intervention techniques." The Company regularly assesses its workforce management and Company-wide training and programs, and we make improvements and adjustments as needed.

- *Ensured organization-wide DE&I expertise.* Our first Chief Diversity, Equity & Inclusion Officer joined Activision Blizzard in April 2022. We also have DE&I directors embedded across the business, helping foster inclusive business practices and greater awareness of how DE&I efforts strengthen our business operations.

- *Speak-Up Campaign.* At least once a year, our Ethics and Compliance team partners with Employee Communications to formally promote our ongoing "Speak Up" campaign. Speak Up aims to empower every employee to escalate their concerns if they encounter unethical behavior, and to do so without fear of retaliation. During this annual campaign, our Ethics and Compliance team shares a variety of employee resources across all of our internal channels. This campaign helps to embed a basic guiding philosophy into our culture: that everyone associated with the Company must do business with integrity and sound judgment.

- *Launched a refreshed Code of Conduct.* To ensure our employees understand and adhere to our Code of Conduct, we require all employees to review and

acknowledge it annually. We continuously review and, when needed, amend and enhance our Code of Conduct to incorporate employee feedback and reaffirm our commitment to a fair, inclusive, respectful, and safe workplace.

- *Broadened the Employee Relations team.* We added resources to the Employee Relations team to provide additional support to employees on all sides of the investigation process and to provide early intervention support.

- *Grew the Ethics Ambassador Program.* We are proud that more than 140 employees across Activision Blizzard currently serve as Ethics Ambassadors. Also known as "Way2Play Heroes," these peer leaders help other employees understand their reporting options, champion speaking up, and provide feedback and advice on how to strengthen Activision Blizzard's Ethics and Compliance program.

We are committed to making additional investments and continuous improvements to our workplace. Where we can, while respecting privacy and other limitations, we expect to share more information with our employees and shareholders as to the outcome of our efforts relating to our working environment.

Unionization

Our employees in the U.S. are not covered by collective bargaining agreements. However, in May 2022, a small group of quality assurance workers at our Raven Software studio in Wisconsin voted in favor of forming a union with the Communication Workers of America (the "CWA"). In December 2022, a small group of quality assurance workers for Blizzard in New York also voted in favor of forming a union with the CWA. On December 27, 2022, our Proletariat studio in Boston, which was recently acquired by Blizzard, announced the formation of a union and the CWA filed a petition for union representation with the U.S. National Labor Relations Board (the "NLRB"). The NLRB announced that the mail ballot election would be scheduled to begin January 24, 2023, but the CWA withdrew its petition on January 24, 2023. We deeply respect the

rights of all employees to make their own decisions about whether or not to join a union and exercise all other National Labor Relations Act rights. Across the Company, we believe that a direct relationship between managers and team members allows us to quickly respond and deliver the strongest results and the greatest opportunities and incentives for employees. Pursuant to the Microsoft Merger Agreement, we are also subject to certain interim covenants with respect to various matters (including, among other things, with respect to collective bargaining agreements and employee benefit plans) concerning the operation of our business during the pendency of the proposed transaction with Microsoft.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE HIGHLIGHTS

Our Board and its Nominating and Corporate Governance Committee oversee matters related to our ESG practices, performance, and disclosure and provide management with feedback and guidance on the Company's ESG efforts. Our management has established an ESG Steering Committee, which is currently chaired by our Chief Administrative Officer and includes several other senior leaders. We also established task-specific cross-functional, enterprise-wide ESG working groups, which include members of our executive management team and employees from across our business units and corporate functions. These working groups support the steering committee by identifying the ESG matters that are most relevant to our business. As part of our long-term strategy, we will continue to expand our internal ESG expertise and advance our reporting activities.


ESG STEERING COMMITTEE
• Manages ESG strategy, practices, and policies
• Ensures accountability to our ESG commitments
ESG WORKING GROUPS
• Identify relevant ESG factors
• Cross-functional, enterprise-wide subject-matter experts
ESG
• Chief Administrative Officer, Chair
• Chief People Officer
• Chief Legal Officer
• Chief Financial Officer
• Chief Operating Officer
• Chief Communications Officer
• Chief Diversity, Equity & Inclusion Officer
• SVP, Corporate Governance & Corporate Secretary
• SVP, Investor Relations
• VP, Corporate Social Responsibility and ESG
• Environmental Sustainability Working Groups
• Disclosure Working Group
• Content Working Group

Our ESG efforts in 2022 remained focused on three key areas: championing our people, advancing diverse and inclusive communities, and protecting the planet.

Championing Our People

Our goal is to create epic entertainment, and we know that depends on epic talent. We are committed to becoming the most welcoming, inclusive company in our industry so we can continue to attract and retain the very best talent.

Developing Our Diverse Talent

We see diversity and inclusion as foundational to our games, policies, and workforce, so we have embedded DE&I practices and programs in the full employee lifecycle to enhance our ability to attract, recruit, enable, retain, and develop diverse world-class talent. As part of our $250 million commitment to accelerate opportunities for diverse talent over the next decade, we launched Level Up U to prepare non-industry professionals to become full-time game developers.

Since 2016, the number of women in Activision Blizzard game development leadership roles has more than quadrupled. We saw the most progress between 2021 and 2022, when the percentage of women in game development leadership roles increased by 58%.

Competitive Pay and Benefits

We believe in linking compensation to overall Company and business unit/franchise performance and each individual's contribution to those results. The emphasis on overall Company performance is intended to align our employees' financial interests with the interests of our shareholders. We are committed to providing comprehensive benefit options including benefits that allow our employees and their families to live healthier and more secure lives. We frequently upgrade our benefits portfolio by seeking out pioneer partners that can give our employees modern benefit experiences.

Our Diverse Talent Pipeline

Our overall goal in hiring is to provide an objective and equitable process that helps us recruit the very best creative and technical talent in the world. To meet that goal, we have identified an array of resources to promote and sustain diversity throughout our workforce. Beyond being an equal opportunity employer, we are committed to building and sustaining a culture of DE&I, beginning with the tone set by management and extending throughout the organization.

Our Employee Network Groups

Our ten global Employee Network Groups ("ENGs") sit at the heart of our organization and provide safe spaces for connection, growth, learning, and leadership. They also create opportunities for cultural awareness, professional development, networking, community involvement, and player connections. In 2022, we refreshed our ENGs' network governance and operating model to improve efficiency and increase participation and membership across the Company. We now have over 4,000 members across our ENGs. We encourage participation and continue to expand opportunities for involvement, including through the creation of new ENGs and by inviting existing groups to evolve or rebrand to best reflect their identities. The hard work of many employees who have joined or otherwise engaged with one of our ten employee network groups is an important force behind our Company's DE&I progress. Our networks foster a sense of belonging and provide a space for employees to engage, educate, and show up to work as their authentic selves.

In 2022, our ENGs had opportunities to:

- participate in our Together@ABK mentorship program, which launched globally this year;

- support diversity hiring fairs for college students as part of our Company's dedicated diversity sourcing efforts;

- lead the celebration of events across the global diversity calendar by hosting community events, speakers, and learning opportunities;

- continue to provide game development insights and feedback that help us create more inclusive representation, character depictions, and in-game experiences (including emblems, character skins, and cultural pieces); and

- hold events that celebrate inclusivity, increase understanding, and build cultural knowledge.

More information about our ENGs is available in our latest ESG Report.

Advancing Diverse and Inclusive Communities

We have prioritized and taken meaningful action on a broad portfolio of initiatives, including expanding opportunities in the gaming and technology space for diverse talent through mentorship, education, and career access programs.

We launched our Inclusive Game Design ("IGD") program to ensure a world-class standard for game inclusion and accessibility. IGD is focused on ensuring the widest possible audience can enjoy our games, by encouraging characters and narratives that are both diverse and welcoming, while promoting positive gaming community interactions. In 2022, over 100 game developers were certified as Accessible Player Experience ("APX") Practitioners through AbleGamers. Equipping our game developers with new capabilities has led to more intentional and precise ways to deliver diverse and accessible games.

Our In-Game Communities

Given the nearly 400 million global players who engage with our games for an average of over an hour per day when they play, we recognize our responsibility to create a safe gaming environment for all players. While the task is complex and requires constant vigilance, we take additional steps each year to further reduce inappropriate behaviors such as cheating, disruptive conduct, hate speech, discrimination, and harassment of every kind in our gaming communities. We believe our continued efforts result in year-over-year improvements.

Communities in Which We Live and Work

From Company-sponsored programs to grassroots voluntary involvement, our employees love to give back and support programs and charities that are meaningful to them and our communities more broadly.

Call of Duty Endowment

The flagship of our corporate social responsibility efforts is the Call of Duty Endowment (the "Endowment"), which helps veterans find high-quality careers by supporting groups that prepare them for the job market and by raising awareness of the value that veterans bring to the workforce.

Since its inception in 2009, the Endowment has made more than $72 million in grants and last year hit its long-term goal of getting 100,000 veterans back to work—two years ahead of our 2024 goal. The Endowment's next goal is to place 150,000 veterans by 2027.

Despite a challenging job market in 2022, the Endowment had another successful year, with almost 16,000 veterans placed in high-quality jobs. We are proud that 19% of those veterans were women and 21% were Black, even though those who identify as women and Black compose just 10% and 13%, respectively, of the U.S. veteran community.


VETERAN PLACEMENTS IN 2022:
15,987
HIGHEST QUALITY PLACEMENTS
OUR HIGHEST AVERAGE STARTING SALARY FOR VETERANS YET
$65,144
% OF VETERANS PLACED INTO FULL-TIME WORK:
93%
ECONOMIC VALUE* CREATED IN 2022:
+$1,000,000,000
ECONOMIC VALUE* CREATED CUMULATIVELY:
$6.6B
*VALUE OF FIRST YEAR SALARIES WE'VE HELPED VETERANS CAPTURE

Please see the Endowment's most recent annual report, which may be viewed at https://www.callofdutyendowment.org, for more information.

Giving Back to the Community

There are a number of ways Activision Blizzard empowers its employees to support their communities. For example, on our Veterans Day of Service, more than 1,000 Activision Blizzard employees volunteer during the workday, helping charities focused on creating a positive impact for veterans across the globe. Additionally, in December 2021, the Company launched ABK Gives Back, a program that matches eligible employee contributions, dollar-for-dollar, up to $1,000 (or local equivalent) annually. In 2022, ABK Gives Back supported 5,294 charities in 73 countries. Activision Blizzard also supports various community programs that promote STEAM learning and foster career opportunities for diverse talent in STEAM fields.

In 2022, we invested $250 million in money market funds selected for their support of diverse and inclusive communities. A large portion of the investment manager fees associated with these funds is reallocated to minority-led, women-owned, or disabled-veteran-owned firms that use the earned profits to generate positive impacts in their underserved communities. As of December 31, 2022, our combined $1.50 billion of outstanding diversity financial impact investments represents 12% of our aggregate cash, cash equivalents, and short-term investments.

To further support bringing diverse talent into the gaming and tech industries, we made a $2 million donation to Reboot Representation, an organization working to double the number of Black, Latina, and Native American women receiving computing degrees by 2025.

Additionally, in 2022, we made impact grants addressing needs such as relief for Ukraine refugees and fleeing Afghani students.

PROTECTING THE PLANET

We are committed to doing our part to protect the planet for current and future generations. That is why we think about our environmental impact across our operations, both directly and throughout our value chain. We are actively working to identify and address opportunities to decarbonize the way we work, partner, produce, and market games.

Converting to a more digital business enables us to set and achieve important sustainability goals. Through this transition, we reduced our packaging waste by 70%, compared to a 2019 baseline, and surpassed our original goal of a 50% reduction by 2024.

Please see our latest ESG Report for additional information about our environmental sustainability progress.

DIRECTOR COMPENSATION

OVERVIEW OF OUR DIRECTOR COMPENSATION PROGRAM

Our non-employee directors receive a mix of cash and equity awards, with most of the compensation in the form of equity. The amount of compensation varies with each director's role and responsibilities. Mr. Kotick, our Chief Executive Officer and the only employee director, does not receive any additional compensation for his service on our Board.

The Compensation Committee annually reviews the total compensation paid to our non-employee directors and each element of our director compensation program and makes recommendations to our Board regarding the program as needed. In doing so, our Compensation Committee considers various factors, including our directors' responsibilities, their experience and skills, and whether the form and amount of our director compensation is competitive as compared to the peer group against which the Compensation Committee benchmarks our executive compensation. (Please see "Executive Compensation—Compensation Discussion and Analysis—How We Make Decisions About Executive Compensation—How We Use Peer Company Data and Compensation Surveys" below for information about our

peer group.) The Compensation Committee engages Exequity, an independent compensation consultant, to assist in this review. Our executive officers may assist the Compensation Committee in obtaining benchmarking and other information relevant to determining director compensation, but management has no role in recommending or determining the amount or form of director compensation.

Although the structure of the director compensation program and the amounts payable thereunder are reviewed annually, the annual cash retainer and the value of the equity granted to our non-employee directors have remained unchanged for almost ten years.

The director compensation program was most recently amended as of November 22, 2021, to provide for compensation for service on our then-new Workplace Responsibility Committee.

CASH COMPENSATION

The following table summarizes the cash elements of our non-employee director compensation program. Directors do not receive any additional payments for attending Board or committee meetings.

Annual Retainer	$ 90,000
Add'l for Serving as Chairperson of the Board of Directors	$ 150,000
Add'l for Serving as Lead Independent Director	$ 50,000
Add'l for Serving as Chairperson of the Audit Committee	$ 40,000
Add'l for Serving as Chairperson of the Compensation Committee	$ 40,000
Add'l for Serving as Chairperson of the Nominating and Corporate Governance Committee	$ 30,000
Add'l for Serving as Chairperson of the Workplace Responsibility Committee	$ 40,000
Add'l for Serving as an Audit Committee or Workplace Responsibility Committee Member (other than as the Chairperson)	$ 11,000
Add'l for Serving as a Compensation Committee or Nominating and Corporate Governance Committee Member (other than as the Chairperson)	$ 5,500
Per Day for Special Assignments in connection with Board duties	$ 5,500

EQUITY COMPENSATION

Our Board believes that directors more effectively represent our shareholders if they are shareholders themselves. Each non-employee director is entitled, upon election or appointment to our Board and upon each subsequent re-election, to receive RSUs representing the right to receive shares of our Common Stock. The grant date fair value of those RSUs is $250,000. The value of the grant to any director who is elected or appointed to our Board at any time other than at the annual meeting of shareholders will be pro-rated based on the amount of time from the date of such election or appointment until the then-expected date of our next annual meeting of shareholders. The actual number of shares underlying any such grant of RSUs is determined by dividing the grant date fair value of the award by the closing price of our Common Stock

on The Nasdaq Stock Market on the date of grant. Each award vests in four equal installments, on a quarterly basis during the year following the grant date, subject to continued service on our Board.

On January 18, 2022, we announced that we had entered into the Microsoft Merger Agreement. For details regarding the impact that the closing of the proposed transaction with Microsoft would have on the unvested equity awards then held by our non-employee directors, please see the Definitive Proxy Statement on Schedule 14A filed with the SEC on March 21, 2022 (the "Merger Proxy Statement").

STOCK OWNERSHIP GUIDELINES

Non-employee directors are expected, within four years following their initial election to our Board, to beneficially own shares of our Common Stock (including any RSUs representing the right to receive shares of our Common Stock) having an aggregate value at least equal to five times the amount of the annual cash retainer we then pay directors for regular service on our Board. Currently, this equates to beneficially owning shares of our Common Stock with a value of $450,000. The value of shares owned by each non-employee director is calculated as of January 2 of each year (or, if that date is not a trading date, the next trading date), based on the higher of: (a) the closing

price of our Common Stock on The Nasdaq Stock Market on that day; and (b) the closing price of our Common Stock on The Nasdaq Stock Market on the date of grant (or, if that date is not a trading date, the next trading date), for any shares we awarded the director, and the actual cost to the director for any other shares (including shares acquired upon exercise of a stock option). As of January 3, 2023, each non-employee director who, as of that date, had been a member of our Board for four or more years was in compliance with these guidelines.

INDEMNIFICATION

We maintain a directors and officers insurance policy that covers all our directors with respect to claims arising out of an alleged wrongful act by them in their capacity as directors of Activision Blizzard. Further, our Certificate of Incorporation and our Bylaws require us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

In addition, we have entered into indemnification agreements with certain of our non-employee directors that require us, among other things, to indemnify those

directors against certain liabilities that may arise by reason of their status or service as directors, provided they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the Company's best interests (and, with respect to any criminal action, suit, or proceeding, provided they had no reasonable cause to believe their conduct was unlawful). The indemnification agreements also require us to advance expenses incurred by our non-employee directors as a result of any proceeding against them as to which they could be indemnified.

REIMBURSEMENT OF EXPENSES AND LIMITED BENEFITS

We reimburse our directors for expenses incurred in connection with their service on our Board. We also reimburse our directors' spouses for travel, lodging, and related expenses they incur in attending business-related meetings or events at our request, though such occurrences are uncommon. Our Board may provide our directors with other benefits. For example, on rare occasions, if a director's spouse joins a business trip other than at our request, that person may receive travel and lodging at our expense when the incremental cost is negligible.

DIRECTOR COMPENSATION FOR 2022

The following table summarizes information regarding the compensation of our directors for 2022, other than Mr. Kotick. The compensation Mr. Kotick received as an employee of the Company is included in the "Summary Compensation Table" that follows the Compensation Discussion and Analysis section below, and he does not receive any additional compensation for his Board service. Messrs. Hartong and Wasserman served as directors of the Company during 2022 until the Annual Meeting of Shareholders on June 21, 2022. Ms. Meservey served as a director of the Company from April 16, 2022 until her resignation effective October 6, 2022, which occurred because she assumed a newly-created role as the Company's Executive Vice President, Corporate Affairs and Chief Communications Officer.

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1][2] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Reveta Bowers	106,500	250,032	—	—	—	356,532
Kerry Carr	53,306	250,032	—	—	—	303,337
Robert Corti	132,903	250,032	—	—	—	382,934
Hendrik Hartong III	47,694	—	—	—	—	47,694
Brian Kelly	240,000	250,032	—	—	—	490,032
Lulu Meservey[3]	234,010	2,295,278	—	202,603	1,072,593	3,804,483
Barry Meyer	95,500	250,032	—	—	—	345,532
Robert Morgado	210,000	250,032	—	—	—	460,032
Peter Nolan	101,000	250,032	—	—	—	351,032
Dawn Ostroff	135,500	250,032	—	—	—	385,532
Casey Wasserman	45,097	—	—	—	—	45,097

(1) Each person who served on our Board during 2022 following the Company's Annual Meeting of Shareholders on June 21, 2022, other than Mr. Kotick, received an award of 3,208 RSUs in 2022. Ms. Meservey also received a pro-rated award of 574 RSUs in connection with her election as a director on April 16, 2022 for her service until the Company's Annual Meeting of Shareholders on June 21, 2022. In addition, Ms. Meservey received an award of 27,042 RSUs pursuant to her employment agreement, as described below in footnote (3) to this table. The amounts in the Stock Awards column represent the aggregate grant date fair value of all those awards of RSUs (computed in accordance with ASC Topic 718). Assumptions and key variables used in the calculation of these grant date fair values are discussed in Note 16 of the notes to our audited consolidated financial statements included in Part II, Item 8 of our 2022 10-K.

(2) The following table presents, as of December 31, 2022, the number of shares underlying outstanding stock options and stock awards (which consist of RSUs) held by each director who served in 2022, other than Mr. Kotick.

Name	Number of Shares Underlying Options as of December 31, 2022 (#)	Number of Shares Underlying Unvested Stock Awards as of December 31, 2022 (#)
Reveta Bowers	—	1,604[a]
Kerry Carr	—	1,604
Robert Corti	—	1,604[b]
Hendrik Hartong III	—	—
Brian Kelly	80,676	1,604
Lulu Meservey	—	15,410
Barry Meyer	—	1,604[c]
Robert Morgado	—	1,604
Peter Nolan	—	1,604[d]
Dawn Ostroff	—	1,604
Casey Wasserman	—	—

(a) RSUs held in the Bowers Family Trust of 2004.

(b) RSUs held in the Robert J Corti Revocable Trust.

(c) RSUs held in trust—one-half in the Barry Meyer Separate Property Trust and one-half in the Barry and Wendy Meyer Trust.

(d) RSUs held in the Nolan Family Trust.

(3) Ms. Meservey is party to an employment agreement with us, dated as of October 6, 2022, pursuant to which she serves as our Executive Vice President, Corporate Affairs and Chief Communications Officer (a non-executive officer position), with an annual base salary of $850,000. For Ms. Meservey, the "Fees Earned in Cash" column reflects $47,664 in respect of her service as a director for 2022 and $186,346 in respect of her service as an executive. As an inducement to enter into the employment agreement, Ms. Meservey received a $500,000 sign-on bonus (which is included in the amount reported in the "All Other Compensation" column) and an award of 27,042 RSUs (the grant date fair value of which is included in the amount reported in the "Stock Awards" column, as described above in footnote (1) to this table). Pursuant to the employment agreement, Ms. Meservey also is eligible to participate in our Corporate Annual Incentive Plan ("CAIP"), as well as all benefit plans generally available to our executives, and to receive reimbursement for legal fees she incurred in connection with the negotiation of her employment agreement. For a discussion of the CAIP, see "—Compensation Discussion and Analysis—Elements of Our Executive Compensation Program for 2022—Corporate Annual Incentive Plan (CAIP) Bonuses" below. Similar to certain other of our employees, including certain named executive officers and other executives, Ms. Meservey also is party to an Acceleration and Clawback Agreement with us, dated as of December 20, 2022, which was entered into in connection with the Compensation Committee's approval of the acceleration into December 2022 of the vesting and payments of certain cash-based awards, equity awards, and other compensation, as applicable, that otherwise would have been payable to the affected employees on or prior to closing of the proposed transaction with Microsoft, in order to mitigate the potential impact of Section 280G and Section 4999 of the Code on the Company and the affected employees. Pursuant to her Acceleration and Clawback Agreement, the accelerated vesting and payments of equity awards for Ms. Meservey consisted of the vesting and settlement in shares of our common stock of 13,522 RSUs that otherwise would have vested and been settled in 2023. This was a portion of her award of 27,042 RSUs noted above, the grant date fair value of which is reflected in the amount included in the "Stock Awards" column, as described above in footnote (1) to this table.

The amount in the "Non-Equity Incentive Plan Compensation" column represents the cash incentive paid to Ms. Meservey for 2022 under the CAIP, which consisted of (i) an accelerated cash payment of $175,165 in December 2022 based on the Compensation Committee's preliminary determination of 2022 financial performance pursuant to the terms of her Acceleration and Clawback Agreement and (ii) $27,438 based on the Compensation Committee's certification in March 2023 of 2022 financial performance, which was settled on March 6, 2023 in RSUs that vested on March 9, 2023.

The amount in the "All Other Compensation" column consists of (i) $500,000 for Ms. Meservey's sign-on bonus (as noted above); (ii) $523,680, which represents an amount equal to two-thirds (2/3) of Ms. Meservey's 2023 annual base salary, minus an amount equal to the annualized minimum salary requirement mandated under California law, which was paid to Ms. Meservey in December 2022 pursuant to her Acceleration and Clawback Agreement; (iii) $5,125 in "matching" contributions by us to her account under our 401(k) plan; (iv) $760 in insurance premiums paid by us with respect to life and long-term disability insurance for her benefit and $250 in contributions by us to her health savings account; and (v) $42,777 for reimbursement of legal fees and associated taxes Ms. Meservey incurred in connection with the negotiation of her employment agreement.

For more information on the Acceleration and Clawback Agreements, see "—Compensation Discussion and Analysis—Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements" below.

PROPOSAL 2   ADVISORY VOTE TO APPROVE THE COMPANY'S EXECUTIVE COMPENSATION

GENERAL

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our shareholders have an opportunity to cast a non-binding, advisory vote (commonly known as a "say-on-pay") on the compensation of the NEOs in the "Summary Compensation Table" that follows the Compensation Discussion and Analysis section below.

We are asking our shareholders to approve the following resolution at the Annual Meeting:

> "Resolved, that the shareholders APPROVE, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the Company's 2023 proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion."

Before you cast your vote, we encourage you to read the "Compensation Discussion and Analysis" section of this proxy statement, which describes our executive compensation policies and practices, including a number of important changes made to them. You should also review the Summary Compensation Table and other compensation tables and related narrative discussions and pay versus performance disclosure, which provide detailed information on the compensation of our NEOs. Our Compensation Committee and Board believe our compensation policies and practices align with shareholder interests by emphasizing pay for performance and enabling us to attract, retain, and motivate the key executive talent necessary to achieve our financial and strategic goals.

REQUIRED VOTE AND BOARD RECOMMENDATION

This proposal will be approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares present in person or by proxy and entitled to vote on the matter at the Annual Meeting. As an advisory vote, the proposal is non-binding on the Company, our Board, and our Compensation Committee. However, our Board and its Compensation Committee value the opinions expressed by our shareholders and will carefully consider the outcome of the vote when making future executive compensation decisions. Our Board ultimately has a duty to act in what it believes to be the best interests of the Company and all of our shareholders.

The Board has adopted a policy of providing for annual say-on-pay advisory votes. As such, we expect that the next say-on-pay vote will be held at our 2024 annual meeting (unless the proposed transaction with Microsoft closes before we would otherwise convene that meeting, in which case the meeting will not occur).

Shareholders also have an opportunity at the Annual Meeting to cast a non-binding, advisory vote on the frequency of future say-on-pay votes pursuant to proposal 3 below.

 **YOUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION, AS DISCLOSED IN THIS PROXY STATEMENT.**

COMPENSATION COMMITTEE LETTER

Dear Fellow Shareholders,

Last year, we announced that we had entered into the Microsoft Merger Agreement with Microsoft Corporation. We continue to believe the proposed transaction with Microsoft is the ideal opportunity for us to further connect and engage the world through epic entertainment.

In 2022, amid an uncertain macroeconomic environment, we focused on expanding key intellectual properties across platforms, geographies, and business models, to position the business for further growth. While 2022 financial performance was below the levels achieved in 2021, we closed the year with strong year-over-year growth in the fourth quarter, with each of our business units breaking records. From a workplace perspective, we increased our representation of women and non-binary employees to 26%, up from 24% as of November 30, 2021; we added hundreds of talented development professionals to our teams; and we increased transparency around pay equity, workforce diversity, and our numerous efforts to enhance our culture.

2022 Pay for Performance Alignment

The Compensation Committee has been focused upon ensuring strong pay for performance alignment, with incentive compensation payouts directly tied to financial performance and shareholder value creation. Given our lower-than-expected financial performance in 2022, payouts under our incentive plans generally resulted in below target payouts. Specifically, our NEOs, other than our CEO, each received an annual bonus payout for 2022 between 86% and 94% of target, and our NEOs' performance-based restricted share units, which were settled in early 2023, resulted in a weighted average delivery of 89% of the shares that would have been delivered at target.

Shareholder Engagement and Recent Enhancements to our Compensation Programs

In recent years, we made significant changes to our CEO compensation in response to shareholder feedback. We continued our dialogue with shareholders since implementing these changes and since the 2022 annual meeting, we reached out to shareholders representing 65% of our outstanding shares and met with 35 institutions representing 32% of our outstanding shares. Many of our investors approved of these enhancements in our executive pay practices, particularly the substantial reductions to our CEO's compensation and elimination of certain provisions in his employment agreement. In addition, in our NEOs' annual bonus plan, we maintained the 80% weighting of financial performance and increased disclosure around the ESG-based strategic objectives. These adjustments exemplified our responsiveness to our shareholders' concerns.

Further, to reinforce his commitment to our Transformational Goals, our CEO, Mr. Kotick, requested to reduce his total compensation to the annualized minimum salary requirement mandated under California law (which was approximately $62,500 for 2022) and waived eligibility for incentive programs as of October 2021 and he has not received an annual bonus or equity award since the 2020 performance year. This arrangement has been in effect since October 2021 and will remain in effect until the Workplace Responsibility Committee determines the Company has made appropriate progress toward the Transformational Goals.

Impact of the Proposed Transaction with Microsoft on 2022 Compensation

Consistent with the covenants of the Microsoft Merger Agreement, the Compensation Committee adjusted its pay approach for our NEOs and took a series of actions in consideration of the closing of the proposed transaction with Microsoft. While we are committed to performance-based long-term incentives, we were restricted from awarding performance-based equity awards under the Microsoft Merger Agreement. As a result, annual equity awards were granted to our NEOs in the form of time-vesting RSUs. Although these awards were not permitted to be performance-based under the Microsoft Merger Agreement, each of our continuing NEOs, other than our CEO, who voluntarily waived his incentive eligibility, have outstanding equity awards which will be measured against performance in 2023 and beyond. The Compensation Committee believes these actions were in the best interests of our shareholders and ensured retention of our NEOs during a pivotal time for Activision Blizzard.

We believe the above changes to our executive compensation program illustrate not only our continuing commitment to responding to the input of our shareholders, but also our focus on ensuring our players continue to have the very best games and on maintaining the best workplace for our colleagues.

We are truly excited by the future prospects for Activision Blizzard and remain committed to ensuring we follow the best practices in both compensation and governance.

Sincerely,

Your Compensation Committee

Robert Morgado (Chair), Reveta Bowers, and Dawn Ostroff

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes the compensation program for the named executive officers ("NEOs") introduced below. As previously announced, Mr. Alegre left the Company for an external opportunity upon completion of his three-year term of employment under his agreement with the Company on March 31, 2023.

Name	Position with Activision Blizzard
Robert Kotick	Chief Executive Officer
Armin Zerza	Chief Financial Officer
Daniel Alegre	President and Chief Operating Officer
Brian Bulatao	Chief Administrative Officer
Grant Dixton	Chief Legal Officer

This CD&A includes a description of the material elements of our compensation and the rationale for our compensation decisions. In particular, we:

- describe the complex business environment in which we operate and our rigorous requirements for talent;

- describe the review of, and adjustments to, our executive compensation program as a direct result of conversations with our shareholders;

- summarize our performance-focused compensation principles and objectives;

- outline our decision-making approach related to performance-focused executive compensation;

- describe the elements and rationale behind our performance-focused compensation programs and awards for 2022; and

- describe the impact the proposed transaction with Microsoft would have on our executive compensation program.

This CD&A includes:

Executive Summary **60**

Long-Term Company Performance 60

Our Corporate Strategy 61

2022 Performance 62

2022 Pay-for-Performance Alignment 63

Responsiveness to Shareholder Feedback and Compensation Program Highlights **63**

How the Board Addresses Shareholder Feedback About our Compensation Program 63

Compensation Program Highlights 64

Compensation Program **66**

Compensation Arrangements in Connection with Proposed Transaction with Microsoft **67**

Enhanced Severance Plan 67

Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements 67

Certain NEOs Entitled to Terminate Employment for "Good Reason" 70

Requirement to Grant RSUs Due to Restriction on Granting PSUs 70

How We Make Decisions About Executive Compensation **70**

Factors Influencing Compensation Decisions 70

How the Competitive Business Environment Affects Our Talent Requirements 71

Why We Use Employment Agreements 71

How We Use Peer Company Data and Compensation Surveys 72

Key Participants in the Executive Compensation Decision-Making Process 74

Compensation Policies that Mitigate Risk 76

Elements of Our Executive Compensation Program for 2022 **77**

Base Salary 77

Corporate Annual Incentive Plan (CAIP) Bonuses 78

Other Cash Programs or Awards 83

Equity Awards 84

Change-of-Control Arrangements 88

Limited Retirement Benefits 88

Standard Health and Welfare Benefits 88

Additional Information **89**

Equity Award Granting Policy 89

Impact of Tax and Accounting Considerations 89

EXECUTIVE SUMMARY
Long-Term Company Performance

Under the leadership and strategic vision of our founder and long-time CEO, Mr. Kotick, Activision Blizzard has consistently navigated the dynamics of our constantly evolving industry to harness growth opportunities and create exceptional value for our shareholders.

The Company has created substantial value for our shareholders over the long term, outperforming both our peer group median and the S&P 500 over 10 and 20 years. Over the 10 years ended December 31, 2022, we delivered an average annual total shareholder return ("TSR") of 23%, ahead of the peer group median of 18% and significantly ahead of the average annual TSR for the S&P 500 of 13%. Over the 20 years ended December 31, 2022, the Company's average annual TSR was 21%, ahead of the peer group median of 11% and significantly ahead of the average annual TSR for the S&P 500 of 10%.



Total Shareholder Returns

Activision Blizzard — 23% (10 year), 21% (20 year)
Peer Group Median — 18% (10 year), 11% (20 year)
S&P 500 — 13% (10 year), 10% (20 year)

■ 10 year   ■ 20 year

We believe this long-term sustained performance reflects the Company's track record of disciplined capital allocation, focus on our largest opportunities, operational excellence, and our commitment to hiring and retaining top talent. This, coupled with our robust pay-for-performance mindset, demonstrates our ability to further enhance the Company's earnings profile. These have been core tenets for Mr. Kotick and his leadership team for 30 years.

Our Corporate Strategy

Our long-term performance continues to be enabled by our evolving strategy, which is focused on expanding reach, engagement, and player investment for our portfolio of fully-owned intellectual properties as we execute against four key strategic growth initiatives:



STRONG CADENCE OF CONTENT RELEASES:
We are investing in our game development teams to deliver more frequent and innovative content across our portfolio.

GROWING STREAM OF LIVE OPERATIONS:
We continue to grow our "live operations" capabilities, delivering year-round content, services, features, and events, to drive engagement and recurring revenues.

CORPORATE STRATEGY

EXPANSION OF OUR BRANDS TO MOBILE:
We are building on our mobile leadership by extending our console and PC games to the largest and fastest-growing gaming platform.

NEW ENGAGEMENT MODELS:
We are investing in new business models, such as advertising and free-to-play, to create new opportunities for players to engage with our intellectual property, further enhancing the scale and financial performance of our games.

2022 Performance

In 2022, Activision Blizzard's expanded development teams delivered a broad slate of content across our established intellectual properties. Amid an uncertain macro environment, we expanded our intellectual properties across platforms, geographies and business models, positioning the business for further growth. Our robust product pipeline, live game opportunity, and ongoing focus on operational discipline create a foundation for strong financial performance ahead.

Key results for 2022 included:

- Net revenues – $7.53 billion

- Operating income – $1.67 billion

- EPS – $1.92

- Operating cash flow – $2.22 billion

- Net bookings[4] – $8.51 billion

- In-game net bookings[5] – $5.38 billion

We did not reach all the targets we set for ourselves in 2022; our full year net revenues, operating income and EPS ended below our FY 2021 results. Nonetheless, the Company returned to very strong year-over-year growth in the fourth quarter, with each of our business units breaking records, positioning the business for further growth in 2023. Key highlights from our business units included:

- Following its October Launch, *Call of Duty®: Modern Warfare® II* delivered the highest opening-quarter sell-through in franchise history. The game crossed $1 billion in worldwide sell-through just 10 days after its release, well ahead of the previous franchise record of 15 days set in 2012. The November release of *Warzone™ 2.0*, the all-new free-to-play Call of Duty experience on PC and console, and a record quarter for *Call of Duty: Mobile* also contributed to record quarterly player investment for the franchise in the fourth quarter.

- At Blizzard, the June launch of *Diablo® Immortal™*, a deep and authentic Diablo experience designed for the mobile platform, marked the start of a rollout of substantial content across Blizzard's key intellectual properties. October saw the global launch of *Overwatch® 2*, with a free-to-play model designed to allow more people than ever before to experience the acclaimed team-based action game. Over 35 million people played the game in its first month, including many who were new to Overwatch. World of Warcraft® delivered significant year-over-year growth in reach, engagement and net bookings[4] in the fourth quarter following the September release of *Wrath of the Lich King® Classic* and the November launch *of Dragonflight™*.

- At King, *Candy Crush Saga™*, the largest title in the Candy Crush™ franchise, celebrated its 10-year anniversary in November. In-game net bookings[5] for the title grew approximately 20% year-over-year for every quarter of 2022, driven by continuous live operations improvements and highly-effective user acquisition. In June, King acquired software company Peltarion to accelerate the use of AI and machine learning technology to serve its community even more engaging content.

- Net bookings[4] on the mobile platform grew strongly in 2022, increasing 15% year-over-year to represent 43% of total net bookings.

- Overall Monthly Active Users (MAUs[6]) for the fourth quarter of 2022 were 389 million, up 5% year-over-year.

In addition, with respect to each NEO's 2022 objective for a targeted representation level of women and non-binary employees, we also increased our representation for those who identify as women or non-binary people to 26% globally versus 24% a year earlier. Please see "—Workplace and Culture" for more details on our workplace accomplishments.

(4) Net bookings is an operating metric that is defined as the net amount of products and services sold digitally or sold-in physically in the period. Net bookings includes license fees, merchandise, and publisher incentives, among other things, and is equal to net revenues excluding the impact from deferrals.

(5) In-game net bookings primarily includes the net amount of microtransactions and downloadable content sold during the period, and is equal to in-game net revenues excluding the impact from deferrals.

(6) We monitor MAUs as a key measure of the overall size of our user base. MAUs are the number of individuals who accessed a particular game in a given month. We calculate average MAUs in a given period by adding the total number of MAUs in each of the months in that period and dividing that total by the number of months in the period. An individual who accesses two of our games would be counted as two users. In addition, due to technical limitations, for Activision and King, an individual who accesses the same game on two platforms or devices in the relevant period would be counted as two users. For Blizzard, an individual who accesses the same game on two platforms or devices in the relevant period would generally be counted as a single user. In certain instances, we rely on third parties to publish our games. In these instances, MAU data is based on information provided to us by those third parties, or, if final data is not available, reasonable estimates of MAUs for these third-party published games.

2022 Pay-for-Performance Alignment

The performance targets for our 2022 incentive plans were aligned with our Annual Operating Plan (i.e., our AOP), and we regarded these goals as ambitious, but achievable. We also made it more difficult than many of our peers do for executives to earn a payout. For example, in our annual bonus plan (the CAIP), the threshold payout is set at 90% achievement of our AOP, whereas, for a number of our peer companies, the minimum achievement level required for any payout is 85% or less.

Given our lower-than-expected financial performance in 2022, payouts under our incentive plans generally resulted in below target payouts. As discussed in detail in this CD&A, this performance was directly reflected in our NEO compensation as follows:

- The financial portion of our annual incentive plan paid out at 87.5%, which, when calculated to include the achievement of strategic objectives, resulted in payouts between 86% and 94% of target.

- Performance-Vesting Restricted Share Units ("PSUs") which vested, at least in part, based on 2022 performance based on various measures, including AB Adjusted OI, AB Adjusted EPS, and relative TSR, paid out between 0% and 125% of target, with a weighted average payout of 89% of target.

- Performance Stock Options had a binary performance target based on 2022 AB Adjusted OI, which was achieved, resulting in 100% vesting.

RESPONSIVENESS TO SHAREHOLDER FEEDBACK AND COMPENSATION PROGRAM HIGHLIGHTS

How the Board Addresses Shareholder Feedback About our Compensation Program

The Compensation Committee considers shareholder input essential and continues to focus on integrating shareholder viewpoints into our executive compensation program. We regularly engage with our shareholders throughout the year as part of this ongoing effort. In response to investor feedback in recent years, we implemented a series of enhancements that ensure our compensation programs are aligned with our shareholders' interests. As a result of these enhancements, the focus of shareholder comments and questions has largely shifted away from executive compensation to other topics.

Following our 2022 annual meeting, we continued our focus on shareholder outreach and extended invitations to engage with us to shareholders owning approximately 65% of our outstanding shares, including each of our 50 largest institutional shareholders. We also scheduled meetings as requested with shareholders outside of our top 50 shareholders. Ultimately, we met with 35 institutions owning approximately 32% of our outstanding shares. The topic of executive compensation was raised by shareholders in only a small percentage of meetings, and shareholder feedback regarding our pay program was largely positive. This feedback primarily related to shareholder preferences for pay program disclosure and the inclusion of ESG metrics in executive pay. Investor feedback from these meetings was shared with our Board. For further discussion of our shareholder engagement program, please see "Shareholder Engagement Update," which begins on page 38 of this proxy statement.

The below section provides a summary of our current positioning on key topics that we have discussed with our shareholders during our engagements, as well as adjustments we and our CEO viewed as necessary to further enhance our executive compensation practices and to incentivize achievement of the Transformational Goals.

Compensation Program Highlights

Value of CEO Compensation:

- At the request of our CEO, since October 28, 2021, Mr. Kotick's only form of compensation, excluding the value of certain benefits, is a salary which represents the minimum required salary under California law ($62,500 for 2022, rounded to the nearest $500) and is over $500,000 less than the lowest CEO base salary in our peer group. This arrangement will remain in effect until the Workplace Responsibility Committee determines the Company has made appropriate progress toward achievement of the Transformational Goals.

- In 2021, prior to our CEO's voluntary reduction in compensation described above, which remains in effect as of the date of this proxy statement, our CEO's base salary was positioned below the 25th percentile of our peer group, his bonus target was below the 25th percentile of our peer group (with a maximum payout of 2x salary – effectively capped at target), and the target value of any future annual long-term incentive award could not have exceeded the median of our peer group.

FOR 2022, OUR CEO VOLUNTARILY REDUCED HIS SALARY TO $62,500 AND WAIVED HIS ELIGIBILITY TO RECEIVE ANY SHORT- OR LONG-TERM INCENTIVES UNTIL THE WORKPLACE RESPONSIBILITY COMMITTEE DETERMINES THE COMPANY HAS MADE APPROPRIATE PROGRESS TOWARD ACHIEVEMENT OF THE TRANSFORMATIONAL GOALS

Pay for Performance Alignment:

- 80% of our NEOs' annual incentives are based upon financial metrics, with the remaining 20% based upon achievement of measurable ESG-based strategic talent objectives.

- Any future long-term incentive grants in any year made to our CEO would be in PSUs tied to the Company's TSR relative to the applicable peer group of companies, subject to provisions in the Microsoft Merger Agreement requiring us to grant only RSUs.

- Certain provisions have been removed from the CEO's employment agreement to ensure no single metric has an outsized impact on actual CEO compensation.

Compensation Program Disclosure:

- Enhanced disclosure of target-setting to provide context for the targets.

- Enhanced disclosure related to strategic objectives and performance for annual incentive awards.

- Enhanced disclosure of peer group analysis process.

We believe our current executive compensation programs and disclosure are aligned with shareholder interests. A majority of the shareholders who voted at our 2022 annual meeting, representing approximately 88% of the total votes cast, voted in support of our say-on-pay proposal.

In addition to the topics raised by shareholders and actions taken by management, the following chart illustrates additional features of our compensation programs:

What We Do	What We Don't Do
PAY FOR EXCEPTIONAL PERFORMANCE	
✓ Compensation mix designed to reward executives for actions that create sustainable shareholder value	✗ No guaranteed salary increases or bonuses
✓ Metrics underpinning performance incentives align with our strategic and financial objectives	✗ No repricing of stock options without shareholder approval
✓ Annual and multi-year performance periods ensure focus on short- and long-term performance	✗ No dividends paid on unearned awards
✓ Significant majority of equity granted to our executives is performance-based, specifically as PSUs that vest based on performance against preset goals	
✓ Emphasis on multi-year growth metrics ensures continuous focus on driving incremental shareholder value	
ALIGNMENT OF SHAREHOLDER AND EXECUTIVE INTERESTS	
✓ Stock ownership guidelines (including CEO requirement of 50x base salary) encourage ownership mentality	✗ No excise tax gross-up on payments following a change in control termination
✓ "Clawback" policy enables recoupment of certain performance-based compensation (both cash and equity) from an executive in the event of an earnings restatement due to that executive's misconduct	
COMPENSATION RISK MITIGATION	
✓ Formal risk management, governance, and review structures, including at least two levels of approval for incentive award payouts	✗ No hedging of Company stock, or using margin accounts to trade Company stock
✓ Formal caps on our incentive programs (both cash and equity) prevent outsized payments	✗ No pledging of Company stock by directors, NEOs and other Section 16 officers, or the President of any of Activision Publishing, Blizzard, or King as collateral for any type of loan
✓ Careful management of shareholders' equity, with dilution in the bottom quartile of our peers over the last three years	

COMPENSATION PROGRAM

We offer competitive total compensation to attract, retain, and motivate key executives who have the characteristics needed to operate in our industry most effectively. Annual and long-term incentive awards are linked to the Company's financial performance and stock price, incentivizing executives to drive corporate performance. In addition, our executive officers are rewarded based on the extent to which they achieve the predetermined strategic objectives our Compensation Committee sets for each of them. This approach is designed to hold our executive officers accountable for our performance and thereby align their interests with those of our shareholders.

The following table illustrates certain elements of our executive compensation program, with a focus on the performance-based incentives we use or have used.[1][2]

Name	Program	Service Period	Performance Linkage
Annual incentive	Corporate Annual Incentive Plan (CAIP)	Generally, 1.2 years from beginning of performance period	80% financial: • 48% AB Adjusted OI • 16% AB Adjusted EPS • 16% AB Adjusted FCF 20% key annual strategic priorities, described in detail below (see "—Elements of our Executive Compensation Program for 2022")
Long-term incentive	PSUs (AOP)	Generally, during 3 ½ years from grant, based on three one-year performance periods	AB Adjusted OI, AB Adjusted EPS, stock price
	PSUs (Three-Year Strategic Plan)	Generally, 3 ½ years after grant	
	Performance-Vesting Stock Options (AOP)[3]	Generally, during 3 ½ years from grant, based on three one-year performance periods (10-year option term)	AB Adjusted OI, stock price
	Stock Options[3]	Generally, during 3 years following grant (10-year option term)	Stock price

(1)   This table is not intended to be exhaustive. For example, long-term incentives granted to certain of our NEOs were also subject to an assessment of 2022 performance with respect to TSR.

(2)   Pursuant to the Microsoft Merger Agreement, we are restricted from granting new PSU or stock option awards to employees unless we were contractually obligated to do so as of January 18, 2022. We remain focused upon performance-based compensation and any outstanding performance-based awards, including the 2023 CAIP, will be assessed against achievement of both financial and strategic goals.

(3)   During 2021, we reduced the prevalence of performance-vesting and time-vesting stock options and increased usage of PSUs in our equity programs.

COMPENSATION ARRANGEMENTS IN CONNECTION WITH PROPOSED TRANSACTION WITH MICROSOFT

As previously disclosed, we announced on January 18, 2022 that we had entered into the Microsoft Merger Agreement. As a result of and in accordance with the Microsoft Merger Agreement, the Company implemented a series of actions aimed at ensuring retention of our employees, including certain NEOs. The Company believes these actions are in the best interests of our shareholders, and they were approved by our shareholders on an advisory basis at the April 28, 2022 special shareholder meeting held to vote on merger-related proposals.

Enhanced Severance Plan

Pursuant to the terms of the Microsoft Merger Agreement, the Compensation Committee in November 2022 approved and adopted the Activision Blizzard, Inc. Enhanced Severance Plan ("Enhanced Severance Plan"), which covered certain executives and certain other employees of the Company, but no NEOs. The Compensation Committee in December 2022 approved certain of the Company's NEOs, namely Messrs. Zerza, Bulatao and Dixton (the "Covered NEOs"), also to be covered under the Enhanced Severance Plan. The Enhanced Severance Plan provides the Covered NEOs and certain other employees of the Company with the following severance benefits in the event their employment is terminated by Microsoft, the Company or their respective subsidiaries and affiliates without "cause" or by the covered employee for "good reason" (as such terms are defined in the Enhanced Severance Plan, as agreed between Microsoft and the Company), in either case, within 18 months after closing of the proposed transaction with Microsoft: (1) the greater of (a) two times the sum of the covered employee's base salary and target annual cash incentive bonus (excluding any milestone or special bonus payments) and (b) the severance payable under the covered employee's employment agreement, if any; (2) a pro-rated target annual cash incentive bonus payment based on the percentage of the year completed as of the termination date; and (3) cash payments for COBRA premiums for twenty-four (24) months. Receipt of these benefits is subject to the covered employee's execution of the Company's customary release of claims. See "—Potential Payments Upon Termination or Change of Control" below for a description of the severance payable under the NEOs' employment agreements.

Covered employees who are not entitled to the benefits described above would be entitled to the following severance benefits under the Enhanced Severance Plan in the event of such terminations of employment: (1) the greater of (a) the sum of such other covered employee's base salary and target annual cash incentive bonus (excluding any milestone or special bonus payments) and (b) the severance payable under such other covered employee's employment agreement (if any); (2) a pro-rated target annual cash incentive bonus payment based on the percentage of the year completed as of the termination date; and (3) cash payments for COBRA premiums for twelve (12) months.

For details regarding the impact the closing of the proposed transaction with Microsoft would have on the unvested equity awards then held by our NEOs and any amounts otherwise payable to them, please see the Merger Proxy Statement and the "—Potential Payments Upon Termination or Change of Control" section below .

Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements

Accelerated Vesting and Payments of Certain Awards and Other Compensation

If the proposed transaction with Microsoft closes, certain of our employees (including certain NEOs and other executives) may become entitled to payments and benefits that may be treated as "excess parachute payments" within the meaning of Section 280G of the Code ("Section 280G"). To mitigate the potential impact of Section 280G and Section 4999 of the Code on the Company and the Covered NEOs, the Compensation Committee, on December 18, 2022, approved the acceleration into December 2022 of the vesting and payments of certain equity awards, cash-based awards, and other compensation, as applicable, that otherwise would have been payable to the Covered NEOs in connection with or prior to closing of the proposed transaction with Microsoft, as described further below, subject to execution by each of the Covered NEOs of an Acceleration and Clawback Agreement. These actions are intended to benefit the Company by preserving compensation-related corporate income tax deductions for the Company that otherwise might be disallowed through the operation of Section 280G, and to mitigate or eliminate the amount of excise tax that may be payable by the Covered NEOs pursuant to Section 4999 of the Code.

In approving the accelerated vesting and payments of awards and other compensation, the Compensation Committee considered, among other things, the projected value of the compensation-related corporate income tax deductions that otherwise might be lost as a result of the effect of Section 280G and the benefits to the Company of reducing the potential tax burden on the Covered NEOs.

The approved accelerated vesting and payments took one or more of the following forms, to the extent applicable to each Covered NEO:

- payment of the Covered NEO's fiscal year 2022 annual incentive that otherwise would be payable in 2023 ("FY22 CAIP Payout") with performance for this purpose deemed to be 68% of target ("Accelerated CAIP Payout");

- payment of an amount equal to two-thirds (2/3) of the Covered NEO's 2023 annual base salary, minus an amount equal to the annualized minimum salary requirement mandated under California law ("Accelerated Salary");

- vesting and settlement in shares of Common Stock of certain RSUs held by the Covered NEO that otherwise would have vested and been settled in 2023 ("Accelerated RSUs");

- vesting and settlement in shares of Common Stock of certain PSUs held by the Covered NEO that otherwise would have vested and been settled in 2023, assuming for this purpose various performance achievement levels ranging between 50.000% and 113.307%, as estimated to be applicable to the specific award criteria of each such PSU ("Accelerated PSUs"); and

- payment of cash severance that the Covered NEO would be entitled to receive under the terms of the Enhanced Severance Plan pursuant to a termination of employment with "good reason" ("Accelerated Severance").

The Accelerated CAIP Payout, Accelerated Salary, Accelerated RSUs, Accelerated PSUs and Accelerated Severance (collectively, the "Accelerated Amounts"), as applicable, offset the corresponding payments or amounts the Covered NEO otherwise would have been entitled to receive upon closing of the proposed transaction with Microsoft or otherwise in 2023, thereby precluding duplication of payments. All Accelerated Amounts were reduced by applicable tax withholdings and are subject to the terms of the Acceleration and Clawback Agreement, as described below.

Specifically, the Compensation Committee approved for each Covered NEO the following accelerated vesting and payments:

- For Mr. Zerza, a total of $5,306,346 and 58,013 shares of Common Stock, consisting of:

  – an Accelerated CAIP Payout in the amount of $816,000;

  – Accelerated Salary in the amount of $490,346;

  – 19,156 Accelerated RSUs, which were scheduled to vest in March 2023;

  – 38,857 Accelerated PSUs, which were scheduled to vest in March 2023; and

  – Accelerated Severance in the amount of $4,000,000.

- For Mr. Bulatao, a total of $5,303,680 and 9,910 shares of Common Stock, consisting of:

  – an Accelerated CAIP Payout in the amount of $680,000;

  – Accelerated Salary in the amount of $623,680;

  – 9,910 Accelerated PSUs, which were scheduled to vest in March 2023; and

  – Accelerated Severance in the amount of $4,000,000.

- For Mr. Dixton, a total of $839,513 and 12,450 shares of Common Stock, consisting of:

  – an Accelerated CAIP Payout in the amount of $382,500;

  – Accelerated Salary in the amount of $457,013; and

  – 12,450 Accelerated PSUs, which were scheduled to vest in June 2023.

The above accelerated vestings and payments were approved to mitigate the potential impact of Section 280G and Section 4999 of the Code on an as-needed basis. No accelerated vesting or payments were made to Mr. Kotick or Mr. Alegre in 2022.

Acceleration and Clawback Agreements

In connection with the accelerated vesting and payments described above, each Covered NEO signed an Acceleration and Clawback Agreement providing that his Accelerated Amounts would be subject to certain repayment and true-up conditions, as described below.

Termination for "cause" or voluntary resignation other than for "good reason." If a Covered NEO's employment with the Company is terminated for "cause" or voluntarily by the Covered NEO other than for "good reason" (as such terms are defined in the Enhanced Severance Plan, as agreed between Microsoft and the Company) before the proposed transaction with Microsoft closes and prior to the date on which the applicable payment would have been made in the ordinary course but for the payment of the relevant Accelerated Amount, and such termination otherwise would result in forfeiture of any portion of the Accelerated Amounts, then the Covered NEO would be required to repay to the Company either the (1) applicable number of shares of Common Stock or (2) cash value equivalent underlying Accelerated RSUs and Accelerated PSUs and the applicable cash amounts underlying the Accelerated CAIP Payout, Accelerated Salary and Accelerated Severance that would have been so forfeited. If the Microsoft Merger Agreement is terminated, or the Covered NEO's employment continues past the eligible time period to receive severance benefits under the Enhanced Severance Plan, then the Covered NEO also would be required to repay the applicable cash amount underlying the Accelerated Severance within 60 days of such termination.

Actual performance under the CAIP. If the FY22 CAIP Payout performance multiplier ultimately determined to be applicable for fiscal year 2022 annual incentive plan participants generally ("Actual Performance Multiplier") exceeded 68% of target performance (the deemed performance for purposes of determining the Accelerated CAIP Payout), then the Company was required to pay the Covered NEO at the time the FY22 CAIP Payout was generally paid to fiscal year 2022 annual incentive plan participants an amount equal to the difference between the Actual Performance Multiplier and 68% with respect to the Covered NEO's fiscal year 2022 annual incentive ("FY22 CAIP Payout Differential"), less applicable taxes and withholdings. However, if the Actual Performance Multiplier was less than 68%, then the Covered NEO would have been

required to repay the Company at the time the FY22 CAIP Payout was generally paid to fiscal year 2022 annual incentive plan participants the Covered NEO's FY22 CAIP Payout Differential on a net after-tax basis.

Actual performance for PSU awards. If the PSU performance multiplier ultimately determined to be applicable to a PSU generally for which a Covered NEO has received an Accelerated PSU ("Actual PSU Performance Multiplier") exceeded the applicable estimated performance achievement level assumed for purposes of determining such Accelerated PSU, then the Company was required to issue to the Covered NEO at the time of the original settlement date for such PSU an amount, in shares of Common Stock, equal to the difference between the Actual PSU Performance Multiplier and such applicable estimated performance achievement level ("PSU Differential"), less applicable taxes and withholdings. However, if the Actual PSU Performance Multiplier had been less than such applicable estimated performance achievement level, then the Covered NEO would have been required to repay the Company at the time of the original settlement date for such PSU either the (1) number of shares of Common Stock underlying the PSU Differential or (2) proceeds received by the Covered NEO from the sale of the shares of Common Stock underlying the PSU Differential on an after-tax basis.

The Compensation Committee determined in March 2023 that the Actual Performance Multiplier for the Covered NEOs equaled 94%, and the Company accordingly paid the Covered NEOs their respective FY22 CAIP Payout Differential (which the Company elected to pay in shares of Common Stock in lieu of cash), less applicable taxes and withholdings. The Compensation Committee also determined in March 2023 that the Actual PSU Performance Multiplier, in all cases, equaled or exceeded the preliminary certified levels, and the Company accordingly has issued or will issue to each Covered NEO an amount, in shares, equal to the PSU Differential in respect of each applicable Accelerated PSU, less applicable taxes and withholdings.

If a Covered NEO is required to make any of the foregoing repayments and fails to repay such amounts in a timely manner, the Covered NEO will be required to reimburse the Company for any reasonable fees (including reasonable attorney's fees) or costs incurred in connection with seeking repayment. At the time of filing this proxy statement, the Covered NEOs were not required to repay any Accelerated Amounts.

Certain NEOs Entitled to Terminate Employment for "Good Reason"

Pursuant to the Microsoft Merger Agreement, Activision Blizzard and Microsoft have agreed that certain of our executives, including the Covered NEOs, will be entitled to terminate their employment with "good reason" within 60 days following the six-month anniversary of closing of the proposed transaction with Microsoft. Any such termination with "good reason" would entitle the executive to the severance benefits under the executive's individual arrangements or, if greater, the Enhanced Severance Plan, as well as the equity acceleration benefits described in the Merger Proxy Statement.

Requirement to Grant RSUs Due to Restriction on Granting PSUs

Pursuant to the Microsoft Merger Agreement, we are permitted to grant new PSU awards to employees only if we were contractually obligated to do so as of January 18, 2022, and we otherwise must make new grants to employees in the form of RSU awards. We do not believe this restriction will materially limit our ability to motivate our employees, since our outstanding PSUs and annual incentives will continue to be measured based on actual performance for all performance periods completed before the proposed transaction with Microsoft closes. Given our past practice of aligning incentives with financial performance, each NEO with outstanding equity awards, other than Mr. Alegre, who is no longer employed by the Company, has annual and long-term incentive compensation tied to financial performance in 2023 and future years. For further details regarding our ability to grant equity awards under the Microsoft Merger Agreement, please see the Merger Proxy Statement.

HOW WE MAKE DECISIONS ABOUT EXECUTIVE COMPENSATION

Factors Influencing Compensation Decisions

Our Compensation Committee believes that executive pay should be determined using a comprehensive approach, involving an evaluation of a wide variety of relevant factors, including:

COMPETITIVE MARKET FOR EXECUTIVE TALENT	We assess the competitive market to determine compensation packages that will allow us to attract, retain, and motivate the key executive talent necessary for our long-term success. For example, we may review current executive compensation trends and best practices, and compensation data from our comparator group or published surveys.
INDIVIDUAL SKILLS AND EXPERIENCE	We evaluate each executive's individual skill set and experience, historical performance, and expected future contributions to the Company, as well as the potential impact of the executive's departure from the Company.
COMPANY PERFORMANCE	We review our recent and historical financial and operating performance, as well as future strategic initiatives, and the executive's role in helping drive that performance.
INTERNAL PAY EQUITY	We consider whether compensation levels are internally fair and equitable relative to each executive's role, responsibilities, and working or reporting relationships.
SHAREHOLDER FEEDBACK	We consider feedback the Compensation Committee has received from shareholders with respect to our executive compensation practices

The Compensation Committee does not use a predefined framework to weigh the relative importance of these factors, and the emphasis placed on specific factors may vary from executive to executive. Ultimately, the terms on which any given executive officer is employed reflect the Compensation Committee's independent judgment regarding the amount and form of compensation necessary to attract, retain, and motivate that individual. An example of how we reference market data but make our own decisions is the fact that, although many of our compensation peers include RSUs either as part of the long-term compensation mix or as the sole equity vehicle, prior to entering into the Microsoft Merger Agreement, we primarily used PSUs that promote pay-for-performance and better align our programs with the interests of our shareholders. For 2022, the Compensation Committee also considered potential impacts and other factors related to the proposed transaction with Microsoft, which resulted in our use of RSUs instead of PSUs, as well as our actions to mitigate the potential impact of certain tax provisions and our related use of the Acceleration and Clawback Agreements with the Covered NEOs, as described above.

How the Competitive Business Environment Affects Our Talent Requirements

We operate in the interactive entertainment industry, which exists at the nexus of the gaming, media, entertainment, and technology sectors. Compiling a team of top executives with the necessary characteristics requires us to recruit from those and other sectors—often from companies that are larger and more mature than ours.

Our industry is intensely competitive and constantly evolving. It features a number of unique characteristics, including:

- dependence on a relatively small number of titles for a disproportionate level of revenues and profits;

- high priority on building and growing franchises with sustained game quality and ongoing content releases;

- rising costs of development, partially due to increasingly complex technological requirements; and

- a global consumer base that expects entertainment content delivered at an increasingly rapid pace and through a varied range of channels.

We believe that, in order to succeed in this fast-changing business environment, we require executive talent with specialized qualifications, including:

- significant global experience managing complex brands and franchises;

- in-depth knowledge of sophisticated strategies and operational models in the digital and entertainment segments; and

- aptitude for, and experience in, managing entertainment and technology products and talent in a rapidly-changing, high-risk environment.

Why We Use Employment Agreements

Our employment agreements with executives specify the minimum amounts of base salary, incentive opportunities, and certain terms and conditions of the executive's equity awards, and include provisions regarding the consequences of termination of employment, as well as restrictive covenants, such as non-competition and non-solicitation provisions. The terms of the employment agreements with each of our executives have been ratified by the Compensation Committee, which used its judgment to determine the appropriate amount and form of compensation and other employment terms necessary to recruit, retain, and motivate the executive, based in part on specific negotiations with the executive.

Employment agreements are common in the broader, highly competitive entertainment industry from which we recruit talent. We believe that multi-year employment agreements are critical in enabling us to attract and retain our executives. Using multi-year contracts also allows us to create compensation arrangements with a mix of incentive opportunities designed to reward executives for achieving both short- and long-term goals. For example, under the terms of their respective employment agreements, each of our NEOs has received, or is eligible to receive, incentive awards based on financial metrics or shareholder returns over a variety of performance and service periods. For more information on the NEOs' employment agreements with the Company, see "—Employment Agreements" below.

How We Use Peer Company Data and Compensation Surveys

In selecting a peer group, the Compensation Committee thoughtfully considers a range of factors to ensure that the companies are, individually and in aggregate, relevant. While we use six factors to assess relevance, not all companies will meet all criteria; the Compensation Committee's judgment is required in ultimately assessing direct relevance to Activision Blizzard.

Talent competitors, including, but not limited to, companies with which we have competed or may reasonably expect to compete for senior talent	**Industry peers** that, beyond their industry classification, are also relevant in other ways	**Adjacent industry peers** that, beyond their industry classification, are relevant in other ways
Comparable business models in terms of **diversified media**, world-class **content creation** and **digital innovation**	Comparable **geographic footprints**, operating globally	Within a **defined size range** with respect to revenue and/or market capitalization

The peer group is reviewed periodically to ensure continued relevance from the perspectives of talent, industry, business model, and operational scale, and to address M&A activity.

The Compensation Committee in 2022 reviewed the peer group and determined no changes were necessary (other than to reflect name changes following corporate actions involving two companies in the 2021 peer group, as described in the table below).

The 2022 peer group consisted of the following 15 companies:

	Talent Competitor	Industry Peer	Adjacent Industry Peer	Comparable Business Model	Within 0.4x-2.5x revenue (2021)	Within 0.25x-4x market cap (March 31, 2022)
Adobe Inc.	✓		✓	✓	✓	✓
eBay Inc.			✓		✓	✓
Electronic Arts Inc.	✓	✓		✓	✓	✓
Fox Corporation	✓	✓			✓	✓
Intuit Inc.	✓		✓	✓	✓	
Liberty Media Corporation	✓	✓			✓	✓
Live Nation Entertainment, Inc.	✓	✓			✓	✓
Netflix, Inc.	✓	✓		✓		✓
Paramount Global[1]		✓		✓		✓
PayPal Holdings, Inc.			✓			✓
salesforce.com, inc.	✓		✓			✓
ServiceNow, Inc.	✓		✓		✓	✓
Sirius XM Holdings Inc.			✓		✓	✓
The Walt Disney Company	✓	✓		✓		✓
Warner Bros. Discovery Inc.[2]		✓				✓

(1) ViacomCBS Inc. was renamed Paramount Global in 2022.

(2) Discovery, Inc. acquired WarnerMedia and was renamed Warner Bros. Discovery Inc. in 2022. Discovery Inc. was included in the 2021 peer group and the Compensation Committee determined that Warner Bros. Discovery Inc. should continue to be included in the 2022 peer group.

At the time this peer group was approved, Activision Blizzard was positioned at:

- the 33td percentile on revenue;
- the 53rd percentile on market capitalization; and
- the 57th percentile on net income.

Some of our closest competitors for talent are Tencent Holdings Ltd., Meta Platforms, Inc., Alphabet Inc., Amazon.com, Inc., and Apple Inc. However, these companies are not included in our peer group because they all have significantly larger market value capitalizations.

In evaluating our executive compensation program, the Compensation Committee utilizes data obtained from SEC filings made by our peer companies, including NEO target and actual compensation, company-wide equity usage rates, and potential dilution. In addition, the Compensation Committee, with the support of its independent compensation consultant and management, annually consults third-party surveys prepared by compensation specialists with respect to companies with comparable revenues, market capitalization, industry focus, number of employees, and other similar business-related factors in order to discern broader compensation trends in the market.

This compensation data provides an important contextual frame of reference with respect to the markets we compete in. The Compensation Committee also considers other sources to inform compensation structure, including practices of other relevant companies and broader industry trends. The Compensation Committee does not target a specific market percentile for any element of compensation or for total compensation packages. Instead, it assesses pay levels using a comprehensive approach.

Key Participants in the Executive Compensation Decision-Making Process

Compensation Committee

- Establishes our executive compensation principles.

- Reviews and approves all compensation of our executive officers.

- Oversees the Company's long-term strategy for employee compensation.

- Has oversight of the principles underlying the design of our incentive plans.

- Reviews and approves corporate objectives relevant to our Chief Executive Officer's compensation, evaluates performance in light of those objectives, and determines compensation based on that evaluation.

- Selects and monitors the Company's peer group.

- Evaluates compensation-related information and recommendations provided by management and outside advisors.

- Annually reviews the compensation payable to our Board.

- Administers our equity incentive plans, including:

  – approving equity award guidelines;

  – approving all equity awards; and

  – monitoring our equity usage and resulting potential dilution.

- Reviews and approves executive officer employment and severance agreements.

- Evaluates broad industry trends and practices.

- Engages, retains, and, where appropriate, terminates its engagement with its independent compensation consultant.

For additional information regarding the Compensation Committee, see "Corporate Governance Matters—Board Committees—Compensation Committee" above.

Compensation Committee's Independent Compensation Consultant

Role of the Consultant

- Reports directly to the Compensation Committee, regularly engages with the Chair of the Compensation Committee and periodically attends Compensation Committee meetings.

- Consults with the members of the Compensation Committee outside of formal Committee meetings and without the participation of management, when requested by the Committee.

- At the Compensation Committee's direction, interacts with management to obtain the information the consultant deems necessary to form its recommendations to the Committee.

- Provides the Compensation Committee advice on whether our executive and director compensation programs are market-competitive and otherwise appropriate.

- Presents third-party data and provides advice and expertise on director and executive compensation trends, pay programs and pay levels, and emerging "best practices" relating to such compensation.

- Reviews recommendations provided by management to the Compensation Committee to ensure they are consistent with the Company's principles with respect to director and executive compensation and reasonable vis-à-vis the Company's peer group.

- Helps the Compensation Committee determine which companies should be included in the peer group.

Since October 2013, the Compensation Committee has retained Exequity as its independent compensation consultant. Exequity does not provide any services to us other than the services provided to the Compensation Committee. Our Compensation Committee also has retained Paul Hastings as its legal advisor.

Independence Determination

- In accordance with its charter and the Nasdaq Rules, the Compensation Committee assesses the independence of any compensation consultant or advisor it engages using the following factors:

  – whether the consultant or advisor provides other services to the Company;

  – the significance of the fees paid by the Company as a percentage of the consultant's or advisor's total revenues;

  – the consultant's or advisor's policies and procedures designed to prevent conflicts of interest;

  – any business or personal relationships between the professionals engaged to advise our Compensation Committee and any members of our Compensation Committee or our executive officers; and

  – whether any of the professionals engaged to advise the Compensation Committee own any Company stock.

Our Compensation Committee assessed its engagement of each of Exequity and the Committee's outside legal counsel, including on the basis of information provided by the two firms, and does not believe the services of either firm to the Compensation Committee raise any conflicts of interest.

Executive Officers and Management

Our named executive officers and our Chief People Officer:

- Advise the Compensation Committee with respect to our business strategies and operational priorities and plans.

- Make recommendations to the Compensation Committee on the Company's compensation practices, including with respect to incentive awards and the individual performance of our executives, as well as pay equity.

- Monitor the Company's peer group and trends in the market.

- Support the development of the materials for each Compensation Committee meeting.

Our CEO reviews the performance of the Company's executive officers (other than himself) and provides recommendations to the Compensation Committee with respect to compensation of those officers.

No member of management has a direct role in determining his or her own compensation. Further, decisions pertaining to the compensation of our Chief Executive Officer are reviewed and discussed by the Compensation Committee in executive session, without the presence of the Chief Executive Officer or any other member of management.

Compensation Policies that Mitigate Risk

We have adopted policies that are intended either to align our executives' long-term interests with those of our shareholders or to provide the Company with certain protections.

Clawback Policy

Activision Blizzard has maintained a "clawback policy" for over a decade. In the event of an earnings restatement due to the misconduct of an executive officer, the Company may seek to recover performance-based compensation paid or awarded to that executive. The policy covers both short-term compensation under the CAIP and long-term incentive awards (e.g., equity awards), and applies to any Section 16 officer. The full "Policy on Recoupment of Performance-Based Compensation Related to Certain Financial Restatements" can be found on our website at http://investor.activision.com/corporate-governance.cfm.

Executive Stock Ownership Guidelines

We believe that every executive officer should maintain a meaningful ownership stake in the Company. To that end, Activision Blizzard has long imposed stock ownership guidelines to further align the interests of our officers with those of our shareholders. The Executive Stock Ownership Guidelines can be found on our website at http://investor.activision.com/corporate-governance.cfm.

The Chief Executive Officer is required to beneficially own Company stock with a value at least equal to 50 times his then-current base salary. All other executive officers, as well as the President of each of Activision Publishing, Blizzard, and King, are required to beneficially own shares of our Common Stock with a value at least equal to their then-current annual base salary. We do not include restricted stock or RSUs in determining compliance with these requirements.

The individuals subject to these guidelines are expected to accumulate the required stock by the fifth anniversary of the date they became an executive officer. If any such person does not satisfy these guidelines by the end of the five-year period, then, until they satisfy the guidelines, they will be required to hold 50% of the net shares received upon exercise of stock options or upon the vesting of RSU awards received (provided such shares received are under equity awards made after the adoption of the ownership guidelines and that such awards are, per their terms, explicitly subject to them).

As of April 1, 2023, each person who, as of that date, had been subject to the guidelines for five or more years, satisfied them.

Anti-Hedging Policy

We prohibit our directors and employees (including executives) from directly or indirectly "shorting" our securities, engaging in "put" or "call" or other "hedging" transactions involving our stock, or establishing or using a margin account with a broker-dealer to trade our securities. This restriction extends to any entity over which any employee or immediate family member sharing the same household of any employee has or shares voting or investment control.

Anti-Pledging Policy

We prohibit our directors, NEOs and other Section 16 officers, and the President of each of Activision Publishing, Blizzard, and King from pledging Company securities as collateral for any type of loan.

Incentive Design

See "Corporate Governance Matters—Our Board's Role in Risk Oversight—Compensation Risk Management" for the features of our incentive compensation plans that help mitigate risk.

ELEMENTS OF OUR EXECUTIVE COMPENSATION PROGRAM FOR 2022

The primary elements of our executive compensation program and their purposes are described below. Not all elements are applicable to all NEOs. We aim to incentivize our executives to drive corporate financial and operational performance by basing a significant portion of their compensation on the achievement of financial and strategic objectives.

In October 2021, our CEO, Mr. Kotick, asked that his compensation, excluding the value of benefits, be reduced to the lowest amount permitted to be paid to

exempt employees under California law until the Company has made appropriate progress toward the achievement of the Transformational Goals. Consequently, Mr. Kotick's annual base salary was reduced to $62,500 (the lowest amount permitted to be paid to exempt employees under California law, rounded to the nearest $500) effective as of October 28, 2021, and he did not receive any awards of equity incentive compensation or non-equity incentive compensation during 2021 or 2022.

Base Salary

In establishing the annual base salary rate for an executive officer, the Compensation Committee considers the individual's role, performance, and annualized total compensation opportunities; salaries paid to the executive's peers within the Company; and the total compensation opportunities of executives in comparable positions or with similar responsibilities at other companies by reference to data from our peer group and published surveys. For information about our peer group, see "—How We Make Decisions About Executive Compensation—How We Use Peer Company Data and Compensation Surveys" above.

None of our NEOs is contractually entitled to salary increases (see "—Employment Agreements" below). Executive officers generally receive salary increases only:

- when they enter into a new or revised employment agreement with the Company or one of its subsidiaries; or

- in connection with our annual review of executive base salaries.

The table below reflects the annual base salary for our NEOs during 2022, which remained unchanged throughout 2022.

Name	Salary at beginning of 2022 ($)	Changes during 2022	Salary at end of 2022 ($)
Robert Kotick	62,500	0%	62,500[1]
Armin Zerza	800,000	0%	800,000
Daniel Alegre	1,350,000	0%	1,350,000
Brian Bulatao	1,000,000	0%	1,000,000
Grant Dixton	750,000	0%	750,000

(1) In October 2021, Mr. Kotick requested that his total compensation be reduced to the lowest amount permitted to be paid to exempt employees under California law until the Company has made appropriate progress toward the achievement of the Transformational Goals (see "Corporate Governance Matters—Workplace and Culture—Actions to Enhance Our Workplace Experience"). Mr. Kotick's annual base salary was reduced to $62,500, effective as of October 28, 2021, and he did not receive a bonus, stock award, option award or any non-equity incentive plan compensation during 2021 or 2022.

Corporate Annual Incentive Plan (CAIP) Bonuses

The CAIP is designed to drive our financial results and to incentivize individual contributions toward operational and strategic initiatives. In response to shareholder feedback, the fundamental structure of the CAIP was updated for 2021, with 80% (as compared to 60% for 2020) of an executive officer's opportunity contingent on financial objectives, and the remaining 20% (as compared to 40% for 2020) contingent on individual strategic objectives aligned with our long-term strategic priorities. We made no further changes to the CAIP for 2022.



In addition, for any bonus to be earned, the Company must achieve a threshold level of AB Adjusted OI, set at 90% of the operating income target. If this threshold is not achieved, no executive officer is eligible to receive a bonus under the CAIP.



Regardless of performance in the above areas, if AB Adjusted OI is below 90% of target (AOP), no CAIP bonuses will be earned.

Target CAIP Awards

In establishing the target payout opportunities for the executive officers under the CAIP for 2022, the Compensation Committee considered the bonus targets set forth in their employment agreements, their annualized total compensation opportunities, our desired pay mix, and the total compensation opportunities of their peers within the Company and in comparable positions or with similar responsibilities at other companies by reference to data from our peer group and published surveys. The following target opportunities were approved for 2022:

Executive	Eligible Salary ($)[1]	CAIP Target (% of Salary)	CAIP Target ($)
Robert Kotick	62,500[2]	200[2]	125,000[2]
Armin Zerza	800,000	150	1,200,000
Daniel Alegre	1,350,000	100[3]	1,350,000
Brian Bulatao	1,000,000	100	1,000,000
Grant Dixton	750,000	75	562,500

(1) "Eligible Salary" is the amount actually paid in 2022 excluding any 2023 salary accelerated into 2022.

(2) Mr. Kotick did not receive a CAIP bonus during 2022. If and when the Workplace Responsibility Committee determines that the Company has made appropriate progress toward the achievement of the Transformational Goals, Mr. Kotick will be eligible to receive a CAIP bonus.

(3) Mr. Alegre had an opportunity to receive a bonus with a target amount of 100% of his base salary. This target was eligible to be increased by up to 100% of his base salary for each year in which AB Adjusted EPS was at least 10% greater than the higher of (x) the AB Adjusted EPS AOP objective for the prior year and (y) the prior year's actual AB Adjusted EPS (the higher of the two, the "EPS Objective"). As AB Adjusted EPS for 2022 was less than 10% of the EPS Objective, Mr. Alegre's target bonus for 2022 remained 100% of his base salary. For more information on Mr. Alegre's bonus opportunity under the CAIP, see "—Employment Agreements—Daniel Alegre—Annual Bonus" below.

Financial Performance Score (80%)

The financial metrics underlying the target opportunity for the NEOs under the CAIP for 2022 were AB Adjusted EPS, AB Adjusted OI, and AB Adjusted Free Cash Flow. The Compensation Committee believes these financial measures are robust indicators of our overall performance, capturing fluctuations in sales as well as operating costs, and, as such, provide incentives to our executives to achieve objectives that contribute to increasing shareholder value.

CAIP goals are determined by reference to our AOP, which is set through a rigorous process and includes a detailed review of market trends, a "bottoms-up" build of financial objectives based on each franchise's content plans, and the creation of a detailed budget with respect to all anticipated operating costs. Ranges are established around the AOP "target" to reflect the minimum level of performance that will be rewarded, and a maximum level of performance that reflects potential "stretch" scenarios. While a number of companies in our peer group require achievement at 105% to 125% of the target to earn maximum payouts, our plan requires achievement of 150% to 200% of target performance to earn maximum payouts.

2022 CAIP Financial Objectives

The threshold, target and maximum performance goals shown below were deemed to be appropriate in the context of our AOP.

Financial Performance Measures[1] (dollars in millions, except share-based amounts)	2021 Actual	2022 Financial Performance Objectives		
		2022 Threshold (50% Payout)	2022 Target (100% Payout)	2022 Maximum (200% Payout for OI and EPS and 150% Payout for FCF)
AB Adjusted OI	$ **3,403**	$ 3,105	$ **3,450**	$ 6,900
AB Adjusted EPS	$ **3.62**	$ 3.13	$ **3.48**	$ 6.96
AB Adjusted Free Cash Flow	$ **2,369**	$ 1,890	$ **2,100**	$ 3,150

(1) These are non-GAAP measures. For more information, including how these measures are calculated and why our Compensation Committee believes they are appropriate for assessing our executives' performance, see "General—Financial Measures Used in this Proxy Statement—Financial Metrics Used to Measure 2022 Compensation-Related Performance" above.

2022 CAIP Financial Assessment

Actual performance was measured against our 2022 targets, resulting in a 70% (out of 80%) weighted achievement of our financial goals, with the remaining 20% of each CAIP award to be based on achievement of strategic objectives.

Financial Performance Measures[1] (dollars in millions, except share-based amounts)	Weight	Performance Objectives and Actual Results			
		Target	Actual Results	Actual Achievement	Weighted Achievement
AB Adjusted OI	48%	$ **3,450**	$ **3,270**	94.8%	35.5%
AB Adjusted EPS	16%	$ **3.48**	$ **3.59**	103.2%	16.5%
AB Adjusted Free Cash Flow	16%	$ **2,100**	$ **2,367**	112.7%	18.0%
TOTAL WEIGHT/ACHIEVEMENT	**80%**				**70.0%**

(1) These are non-GAAP measures. For more information, including how these measures are calculated and why our Compensation Committee believes they are appropriate for assessing our executives' performance, see "General—Financial Measures Used in this Proxy Statement—Financial Metrics Used to Measure 2022 Compensation-Related Performance" above.

Individual Strategic Objectives (20%)

For each NEO, 20% of the target opportunity was based on strategic priorities established by the Compensation Committee for the year. Payouts in respect of the strategic objectives can range from 0% to 120% of an executive officer's target opportunity.

The Compensation Committee believes that using strategic objectives, in addition to financial objectives, allows us to incentivize the specific behaviors the Compensation Committee thinks are most critical to the Company's success. As demonstrated by the

Compensation Committee's assessment of each NEO's performance below, unlike in prior years, when strategic objectives reflected a mix of priorities, *all* strategic objectives underlying the NEO's 2022 bonus opportunity are directly related to ESG initiatives. Also, each NEO's objectives included a targeted representation level of women and non-binary employees, with their 2022 target aligned to the step change required to achieve our goal of increasing the percentage of women and non-binary employees by 50% over five years, which goal we announced on October 28, 2021.

Strategic Objectives for Robert Kotick

Overarching Aspiration	Achievement Details	Weighting (as a % of Strategic Objectives)	Below Target	Target	Above Target
Attracting, developing, and retaining the very best creative and technical talent in the world	Filled key positions with individuals that have demonstrated success in their roles	25%			✓
	Exceeded targeted level of hiring plan	25%			✓
	Critical succession planning	25%			✓
	Met the targeted representation goal for women and non-binary employees	25%		✓	

Strategic Objectives for Armin Zerza

Overarching Aspiration	Achievement Details	Weighting (as a % of Strategic Objectives)	Below Target	Target	Above Target
Attracting, developing, and retaining the very best creative and technical talent in the world	Filled key positions with individuals that have demonstrated success in their roles	25%			✓
	Exceeded targeted level of hiring plan	25%			✓
	Critical succession planning	25%			✓
	Exceeded the targeted representation goal for women and non-binary employees	25%			✓

Strategic Objectives for Daniel Alegre

Overarching Aspiration	Achievement Details	Weighting (as a % of Strategic Objectives)	Below Target	Target	Above Target
Attracting, developing, and retaining the very best creative and technical talent in the world	Filled key positions with individuals that have demonstrated success in their roles	33 1/3%			✓
	Critical succession planning	33 1/3%			✓
	Did not meet the targeted representation goal for women and non-binary employees	33 1/3%	✓		

Strategic Objectives for Brian Bulatao

Overarching Aspiration	Achievement Details	Weighting (as a % of Strategic Objectives)	Below Target	Target	Above Target
Attracting, developing, and retaining the very best creative and technical talent in the world	Filled key positions with individuals that have demonstrated success in their roles	25%			✔
	Exceeded targeted level of hiring plan	25%			✔
	Critical succession planning	25%			✔
	Exceeded the targeted representation goal for women and non-binary employees	25%			✔

Strategic Objectives for Grant Dixton

Overarching Aspiration	Achievement Details	Weighting (as a % of Strategic Objectives)	Below Target	Target	Above Target
Attracting, developing, and retaining the very best creative and technical talent in the world	Filled key positions with individuals that have demonstrated success in their roles	25%			✔
	Exceeded targeted level of hiring plan	25%			✔
	Critical succession planning	25%			✔
	Exceeded the targeted representation goal for women and non-binary employees	25%			✔

Actual CAIP Awards for 2022

Since we exceeded the overall threshold of 90% of the AB Adjusted Operating Income objective set forth in our 2022 AOP, each of our named executive officers, with the exception of Mr. Kotick who voluntarily waived his eligibility for a CAIP payment, was eligible to earn a CAIP payout this year. These payouts directly reflected the Compensation Committee's assessment of the NEOs' performance against the financial and strategic objectives, using the formula established at the beginning of the year for each named executive officer, as described above.

		Financial Performance – 80%					
Name	Target Payment ($)	Adjusted Operating Income (48%)	Adjusted Earnings per Share (16%)	Adjusted Free Cash Flow (16%)	Individual Performance Payment (20%)	Total Actual Payment (as % of target)	Actual Payment ($)
Robert Kotick	—	—	—	—	—	—	—
Armin Zerza	1,200,000	94.8%	103.2%	112.7%	120.0%	94.0%	1,128,480
Daniel Alegre[1]	1,350,000	94.8%	103.2%	112.7%	80.0%	86.0%	1,161,540
Brian Bulatao	1,000,000	94.8%	103.2%	112.7%	120.0%	94.0%	940,400
Grant Dixton	562,500	94.8%	103.2%	112.7%	120.0%	94.0%	528,975

(1) Mr. Alegre had the opportunity to receive a bonus with a target amount of 100% of his base salary. In addition, he had an opportunity to receive an increase in his target by 10% to 100% of his base salary for each year in which AB Adjusted EPS is at least 10% greater than the higher of (x) the AB Adjusted EPS AOP objective for the prior year and (y) the prior year's actual AB Adjusted EPS. The objective was not met for 2022, which resulted in a total bonus target of 100% (as reflected in this table). For more information on Mr. Alegre's bonus opportunity under the CAIP, see "—Employment Agreements—Daniel Alegre—Annual Bonus" below.

Other Cash Programs or Awards

Each of Mr. Bulatao and Mr. Dixton received cash inducements and other benefits in connection with joining the Company, some of which were paid during 2022.

Executive	Target Value	Purpose and Details	Effect of Clawback
Brian Bulatao	$500,000	Second half of cash inducement	100% if termination occurred before end of 2022
Grant Dixton	$214,810	Value of relocation benefits and reimbursement of related taxes	100% if termination occurs before the first anniversary of the effective date of his employment agreement

For more information, please see "—Employment Agreements—Brian Bulatao—Contract Inducement" and "—Employment Agreements—Grant Dixton—Contract Inducement" below.

Equity Awards

Why We Grant Equity Awards

Our equity incentive awards are intended to drive long-term shareholder value creation, create alignment with our shareholders' interests, and encourage retention of key executives. We grant the majority of our equity awards in PSUs, using a number of different financial metrics as performance criteria, in order to incentivize our executives to achieve specific performance objectives that align with our multi-year business strategy.

We believe our use of equity awards appropriately balances the various objectives of the equity incentive program, promotes long-term value creation critical to driving TSR, directly aligns executive compensation with shareholder interests through share ownership, and encourages our key executives to remain engaged with our organization through the vesting date of the awards.

In determining the estimated grant value of equity awards to an executive officer, the Compensation Committee considers a number of factors, including the executive's role, the executive's performance and annualized total compensation opportunities, and the total compensation opportunities of the executive's peers within the Company and in comparable positions

or with similar responsibilities at other companies by reference to data from our peer group and published surveys.

Pursuant to the terms of the Microsoft Merger Agreement, we are restricted from granting equity awards other than time-based RSUs.

Disciplined Use of Equity Results in Low Dilution for Shareholders

We believe that equity awards are an important part of our compensation program and, in addition to assessing individual award levels versus the market, we assess our overall equity usage against attainment of our recruiting and retention objectives. In the past three years, we have judiciously used equity at below-median overall levels in comparison to our peers. Our average run rate (the total number of shares and options granted in a year, with full value awards counted at a premium based on stock price volatility, divided by our basic weighted average common shares outstanding for that year) over the last three years was 2.2%, which was in the second quartile of our peer group. The three-year average run rate of the companies in our peer group ranged from 0.4% to 5.5%, with a median of 2.3%.

Use of Equity Awards to Incentivize 2022 Performance

In October 2021, Mr. Kotick asked not to receive any equity awards until the Company has made appropriate progress toward achievement of the Transformational Goals. As such, Mr. Kotick did not receive any equity awards during 2021 or 2022.

A portion of the equity awards granted to our NEOs vest by reference to the achievement of specified performance objectives for 2022.

The following grants of annual equity awards for the NEOs, other than Mr. Kotick and Mr. Alegre, were approved in December 2022. These annual equity awards were granted as RSUs, rather than the mix of PSUs described in the NEOs' employment agreements, as we are restricted from granting PSUs under the Microsoft Merger Agreement:

Executive	Grant Type	Performance Metric	Target Award	Eligible Vesting Dates
Armin Zerza	RSUs	Time-Based	$3,376,000	1/3 on December 20, 2022 1/3 on December 19, 2024 1/3 on December 19, 2025
Brian Bulatao	RSUs	Time-Based	$3,000,000	1/3 on December 20, 2022 1/3 on December 19, 2024 1/3 on December 19, 2025
Grant Dixton	RSUs	Time-Based	$1,600,000	1/3 on December 20, 2022 1/3 on December 19, 2024 1/3 on December 19, 2025

For more information on these awards, see "—Grants of Plan Based Awards" below. In addition, please see the "Grants of Plan Based Awards" table for details on PSUs and options awarded to NEOs in previous years but for which certain performance metrics were established in 2022.

If and when the Workplace Responsibility Committee determines that the Company has made appropriate progress toward achievement of the Transformational Goals, Mr. Kotick will be eligible to receive an equity award as required under the Kotick Employment Agreement. Mr. Kotick was not granted an equity award during 2022. No grant was approved for Mr. Alegre because he already had informed the Company that he would be leaving for another opportunity upon completing the term of employment under his employment agreement with the Company on March 31, 2023.

Earned Values with Respect to Performance-Based Equity Awards That Were Contingent on 2022 Performance

The following table shows the extent to which the portion of the equity awards granted to our NEOs other than our CEO with the potential to vest based on our 2022 performance, cumulative 2020–2022 performance, or TSR performance between the NEO's hire date and year-end, actually vested.

Consistent with our pay-for-performance approach, equity award achievement ranged from 0% to 125% of target because we did not achieve all the applicable goals. Our Compensation Committee makes all determinations as to the level of achievement of a performance metric underlying an equity award by reference, in the case of financial metrics, to auditable financial measures.

Financial Performance Measures (dollars in millions, except share-based amounts)	Performance Objectives and Actual Results		
	Target	Actual Results	Actual Achievement
AB Adjusted OI[1]	$ 3,450	$ 3,270	94.8%
AB Adjusted EPS[1]	$ 3.48	$ 3.59	103.2%
Cumulative 2020–2022 AB Adjusted OI[1]	$ 8,248	$ 9,962	120.8%
TSR performance compared to S&P 500 December 31, 2020, through December 31, 2022[2]	10%	-19.3%	0%
TSR performance compared to S&P 500 - January 1, 2022, through December 31, 2022	10%	37.9%	100%[3] 125%[4]

(1) These are non-GAAP measures. Results for AB Adjusted OI, AB Adjusted EPS, and Cumulative 2020-2022 AB Adjusted OI exclude $87 million, $0.09 and $87 million, respectively, associated with legal and other related expenses for 2022, and Cumulative 2020-2022 AB Adjusted OI includes $160 million associated with share-based compensation expense related to achievement against 2021 performance targets, which were not excluded from the financial objectives used by management and our Compensation Committee to assess the performance of our NEOs. For more information, including how these measures are calculated and why our Compensation Committee believes they are appropriate for assessing our executives' performance, see "General—Financial Measures Used in this Proxy Statement—Financial Metrics Used to Measure 2022 Compensation-Related Performance" above.

(2) This measure underlaid a tranche of an award of PSUs to Mr. Alegre. For more information about that award, see "—Grants of Plan-Based Awards for 2022" and "—Outstanding Equity Awards at December 31, 2022" below and the proxy statement for our 2021 annual meeting of shareholders filed with the SEC on Schedule 14A on May 3, 2021.

(3) This measure underlaid a tranche of an award of PSUs to Mr. Bulatao. For more information about that award, see "—Grants of Plan-Based Awards for 2022, "—Outstanding Equity Awards at December 31, 2022," and "Employment Agreements—Brian Bulatao—Contract Inducement—PSUs (Relative TSR)" below.

(4) This measure underlaid a tranche of an award of PSUs to Mr. Zerza. For more information about that award, see "—Grants of Plan-Based Awards for 2022, "—Outstanding Equity Awards at December 31, 2022," and "Employment Agreements—Armin Zerza—Contract Inducement—PSUs (Relative TSR)" below.

This performance resulted in the following award achievements for our NEOs other than our CEO:

Executive	Grant Type	Performance Metric	Award Achievement (% of Target)	Aggregate Shares		
				Target	Maximum	Achieved
Armin Zerza	PSUs	2022 AB Adjusted OI[1]	89.9%	12,455	15,569	11,202
	PSUs	2020-2022 AB Adjusted OI	120.8%	15,232	19,040	18,398
	PSUs	2022 AB Adjusted EPS	103.2%	4,583	5,729	4,728
	PSUs	TSR Performance	125.0%[2]	2,292	2,865	2,865
Daniel Alegre	PSUs	2022 AB Adjusted EPS	103.2%	18,240	36,480	18,816
	PSUs	2022 AB Adjusted OI	94.8%	31,919	79,798	30,256
	PSUs	TSR Performance	0%[3]	13,680	20,520	0
	Performance-Vesting Stock Options	2022 AB Adjusted OI	100.0%	68,939	68,939	68,939
Brian Bulatao	PSUs	2022 AB Adjusted EPS	103.2%	3,604	7,208	3,718
	PSUs	2022 AB Adjusted OI	94.8%	9,009	18,018	8,540
	PSUs	TSR Performance	100.0%[2]	1,802	1,802	1,802
	Performance-Vesting Stock Options	2022 AB Adjusted OI	100.0%	15,747	15,747	15,747
Grant Dixton	PSUs	2022 AB Adjusted EPS	103.2%	12,450	15,563	12,843
	PSUs	2022 AB Adjusted OI	73.9%	12,450	15,563	9,206

(1) Represents multiple grants.
(2) Our TSR performance compared to the S&P 500 between January 1, 2022, and December 31, 2022.
(3) Our TSR performance compared to the S&P 500 between December 31, 2020, and December 31, 2022.

For more information on these awards, see "—Outstanding Equity Awards" below.

No Dividend Equivalents

None of the outstanding equity awards made to our NEOs is entitled to receive dividend equivalents, and we do not anticipate making time- or performance-based awards with the right to receive dividend equivalents in the future.

Other Award Terms

Stock options have an exercise price equal to the closing price of our Common Stock on The Nasdaq Stock Market on the effective date of the grant.

Equity awards generally will cease to vest if the holder's employment terminates, and vested stock options generally will remain exercisable for a limited period of time (90 days or less) after the termination date. For information about how the termination of an NEO's employment would affect the NEO's outstanding equity awards, please see "—Potential Payments upon Termination or Change of Control" below.

Incentive Plan Limitations on Equity Awards

Under the 2014 Plan—the plan under which all of our equity incentive awards are now granted—there are limits on the number of stock options we can grant to anyone, including our executive officers, in a single year. There are similar restrictions on the number of RSU awards and performance shares we can grant to any participant in a single year.

Change-of-Control Arrangements

Aside from our CEO, none of our executives has any change-of-control protection pursuant to the executive's employment agreement. Our CEO's employment agreement provides for certain protection in the event he is terminated following a change of control (known as a "double trigger"). These benefits are described under "—Potential Payments upon Termination or Change of Control" below.

Pursuant to the Microsoft Merger Agreement, Activision Blizzard and Microsoft agreed that certain of our employees, including named executive officers Grant Dixton, Brian Bulatao and Armin Zerza, will be entitled to terminate their employment within 60 days following the six-month anniversary of the effective time, which will be deemed a termination by the executive for "good reason," entitling the executive to certain equity acceleration benefits and the severance benefits under the executive's individual arrangements or, if greater, the Enhanced Severance Plan, each as described in the Merger Proxy Statement. For the sake of clarity, inclusion in the Enhanced Severance Plan and any equity acceleration benefits are specific to the Microsoft Merger Agreement and would not apply to any other change-of-control transaction.

In addition, please see "—Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements" for a summary of certain named executive officer compensation that was accelerated in 2022 to mitigate the impact of Section 280G and Section 4999 of the Code in connection with the proposed transaction with Microsoft.

Limited Retirement Benefits

We offer a 401(k) plan to all employees in the U.S., including our eligible NEOs, and we match a certain percentage of each employee's contributions to that plan. Please see the "Summary Compensation Table" below for further details. We do not provide any other retirement benefits to our employees, including our NEOs. We believe that retirement arrangements are particular to, and should remain the responsibility of, each individual officer. The emphasis on minimal retirement arrangements ensures that a substantial portion of our NEOs' long-term wealth accumulation depends on the achievement of Activision Blizzard profitability objectives and appreciation in the value of our Common Stock.

Standard Health and Welfare Benefits

Our NEOs are eligible to participate in our medical, vision, and dental insurance programs on the same terms as our broader employee population. Please see the "Summary Compensation Table" below for further details.

ADDITIONAL INFORMATION

Equity Award Granting Policy

All equity awards are approved by our Compensation Committee, other than grants to our non-employee directors, which are approved by the full Board. Pursuant to a policy approved by our Compensation Committee, awards are generally effective on the third trading day following approval unless the Company is in a "trading blackout," as described in our insider trading and pre-clearance policies, in which case the effective date of the awards is, instead, one trading day after the blackout period ends.

Impact of Tax and Accounting Considerations

How We Manage Limits on Compensation Deductibility

Since January 1, 2018, other than any "performance-based" compensation "grandfathered" under the Tax Cuts and Jobs Act transition rules, we are not able to take a U.S. tax deduction for any compensation in excess of $1 million paid to any of our "covered employees," including our NEOs. We have considered, and will continue to consider, how the transition rules apply to our executive compensation. We continue to believe it is important that we retain the flexibility to structure compensation arrangements necessary to attract, retain, and motivate the best executive talent, even if such arrangements result in non-deductible compensation expenses.

How We Manage Limits on Deferral of Compensation

To the extent any compensation paid or committed to any of our NEOs constitutes a deferral of compensation within the meaning of Section 409A of the Code, the Compensation Committee intends to cause that compensation to comply with the requirements of Section 409A and to avoid the imposition of penalty taxes and interest upon the person receiving the compensation.

Accounting Considerations

The Compensation Committee also takes accounting considerations, including the impact of Accounting Standards Codification ("ASC") Topic 718, into account in structuring compensation programs and determining the form and amount of compensation awarded.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included under "Executive Compensation—Compensation Discussion and Analysis" above. Based on that review and discussion, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement and also be incorporated by reference into our Annual Report on Form 10-K for the period ended December 31, 2022.

Members of the Compensation Committee

Robert Morgado (Chair), Reveta Bowers, and Dawn Ostroff

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The table below presents information with respect to each of our NEOs regarding compensation earned during the periods indicated.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	All Other Compensation ($)	Total ($)
Robert Kotick Chief Executive Officer	2022	62,500[3]	—[3]	—[3]	—[3]	—[3]	116,382[4]	178,882
	2021	718,029[3]	—[3]	—[3]	—[3]	—[3]	108,520	826,549
	2020	1,494,231	—	149,856,770[5]	—	3,177,979	84,338	154,613,318
Armin Zerza[6] Chief Financial Officer	2022	800,000	—	5,598,818	—	1,128,480[7]	4,560,688[4]	12,087,986
	2021	762,092	—	8,102,380	3,982,493	362,785	39,980	13,249,730
Daniel Alegre[8] President and Chief Operating Officer	2022	1,350,000	—	3,847,195	864,164	1,161,540	59,887[4]	7,282,786
	2021	1,355,192	—	14,847,676[9]	2,444,577	—	46,525	18,693,971
	2020	1,002,115	2,500,000[10]	5,780,803	1,654,560	1,622,024	40,335	12,599,837
Brian Bulatao[11] Chief Administrative Officer	2022	1,000,000	500,000[12]	4,028,838	89,783	940,400[13]	4,683,341[4]	11,242,362
	2021	923,077	500,000[12]	3,415,122	463,277	—	45,862	5,347,338
Grant Dixton[14] Chief Legal Officer	2022	750,000	—	3,509,799	—	528,975[15]	730,829[4]	5,519,603
	2021	418,269	1,750,000[16]	5,894,664	—	—	169,778	8,232,711

(1) The amounts in the Stock Awards column represent the aggregate grant date fair value of RSUs (which have time-and/or performance-based vesting conditions) awarded in the period, computed in accordance with ASC Topic 718. The amounts in the Option Awards column represent the aggregate grant date fair value of stock options (which have time- and/or performance-based vesting conditions) awarded in the period, computed in accordance with ASC Topic 718. As such, the amounts reflect the full aggregate grant date fair value for the year in which the grant date fair value is determined, rather than the portion expensed for financial statement reporting purposes in that year.

Assumptions and key variables used in the calculation of the grant date fair values for 2022, 2021, and 2020 are discussed in Note 16 of the notes to our audited consolidated financial statements included in Part II, Item 8 of our Annual Reports on Form 10-K for each of those years.

In 2019, Mr. Kotick received PSUs that were subject to performance conditions that included three-year EPS targets which had yet to be established. In 2020, the Compensation Committee set the three-year EPS targets for these PSUs, resulting in an incremental accounting value of $303,782 for the 2019 award, which is included in the value for Mr. Kotick's 2020 awards.

Stock awards and option awards for each fiscal year include awards subject to non-market performance conditions (which were valued based on the probability at grant that performance targets will be achieved) and awards subject to market performance conditions (which were valued using a Monte-Carlo simulation, which assumes the highest level of performance). Assuming the highest level of non-market performance conditions were achieved, the grant date stock award and option award values of our performance-vesting equity awards would have been as follows:

	Robert Kotick ($)	Armin Zerza ($)	Daniel Alegre ($)	Brian Bulatao ($)	Grant Dixton ($)
2022	—	5,925,560[a]	9,782,687[b]	5,086,039[a],[b]	3,987,334
2021	—	13,724,701[a]	24,274,394[b]	5,529,322[a],[b]	6,879,436
2020	173,127,976[c],[d]	—	12,268,735[b],[c]	—	—

(a) Stock awards for Mr. Zerza and Mr. Bulatao in 2021 and 2022 include awards subject to market performance conditions. The above table uses the same grant date fair values shown in the Stock Awards column for Mr. Zerza's 2021 and 2022 market-based awards ($549,239 in 2021 and $915,995 in 2022) and for Mr. Bulatao's 2021 and 2022 market-based awards ($296,115 in 2021 and $61,412 in 2022).

(b) Stock awards for Mr. Alegre include stock options granted in 2020, 2021, and 2022 with performance-based vesting. The above table uses the same grant date fair value shown in the Option Awards column for these options ($1,654,560 in 2020, $2,444,577 in 2021, $864,164 in 2022). Similarly, stock awards for Mr. Bulatao include stock options granted in 2021 and 2022 with performance-based vesting. The above table uses the same grant date fair value of shown in the Option Awards column for these options ($463,277 in 2021 and $89,783 in 2022).

(c) Stock awards for Mr. Kotick and Mr. Alegre in 2020 include awards subject to market performance conditions. The above table uses the same grant date fair values shown in the Stock Awards column for Mr. Kotick's 2020 market-based awards ($73,958,516 and $50,000,189), as well as the maximum estimated amount for the 2021 award granted in 2020 under the 2016 Kotick Employment Agreement for Mr. Kotick ($32,239,444). Similarly, the table uses the same grant date fair values shown in the Stock Awards column for Mr. Alegre's 2020 market-based awards ($993,852 and $1,120,255).

(d) Stock awards for Mr. Kotick include the incremental maximum accounting value of $8,516,869 for the PSUs discussed earlier in this footnote (1).

(2) The amount in this column for each year for each NEO represents cash incentives paid under the CAIP and, for Mr. Zerza, amounts paid to him under the Blizzard Profit Sharing Plan, a program that predates our 2008 combination with Vivendi Games and provides employees of Blizzard the opportunity to share in the earnings generated by Blizzard (the "BPSA"). For 2022, the Company elected to pay the amounts in shares of the Company's common stock in lieu of cash. For a discussion of the CAIP, see "—Compensation Discussion and Analysis—Elements of Our Executive Compensation Program for 2022—Corporate Annual Incentive Plan (CAIP) Bonuses" above. For a discussion of Mr. Zerza's participation in the BPSA, see "—Employment Agreements—Armin Zerza—Prior Zerza Employment Agreement" below.

(3) In October 2021, Mr. Kotick requested that his total compensation be reduced to the lowest amount permitted to be paid to exempt employees under California law until the Company has made appropriate progress toward the achievement of the Transformational Goals (see "Corporate Governance Matters—Workplace and Culture—Actions to Enhance our Workplace Experience"). Mr. Kotick's annual base salary was reduced to $62,500, effective as of October 28, 2021, and he did not receive a bonus, stock award, option award or any non-equity incentive plan compensation for 2021 or 2022.

(4) "All other compensation" for 2022 consists of the following:

Name	Other Perquisites, gifts, and awards ($)	Life and disability insurance premiums ($)	Retirement plan "matching" contributions ($)[a]	Relocation ($)	2023 Base Salary Pre-Payment ($)[b]	Severance Pre-payment ($)[c]	Office rental ($)	Taxable income reimbursement ($)	Total "Other Compensation" ($)
Robert Kotick	—	114,038	2,344	—	—	—	—	—	116,382
Armin Zerza	12,808[d]	39,895	6,750	—	490,346	4,000,000	—	10,889[e]	4,560,688
Daniel Alegre	—	53,137	6,750	—	—	—	—	—	59,887
Brian Bulatao	—	52,911	6,750	—	623,680	4,000,000	—	—	4,683,341
Grant Dixton	11,650[f]	26,414	5,125	133,557[g]	457,013	—	6,125[h]	90,945[i]	730,829

(a) These amounts represent "matching" contributions by us under our 401(k) plan.

(b) The amount set forth in the 2023 Base Salary Pre-Payment column represents the payment of an amount equal to two-thirds (2/3) of the applicable NEO's 2023 annual base salary, minus an amount equal to the annualized minimum salary requirement mandated under the California Labor Code, which was paid to the NEO, as applicable, in 2022 as part of the actions taken by the Compensation Committee to mitigate the potential adverse tax consequences to the Company and the NEO of Section 280G and Section 4999 of the Code in connection with the proposed transaction with Microsoft.

(c) The amount set forth in the Severance Pre-payment column reflects the payment of cash severance that the applicable NEO would be entitled to receive pursuant to termination of the NEO's employment by the NEO with "good reason" or by the Company without "cause" as set forth under the terms of the Enhanced Severance Plan, which amount was paid in December 2022 pursuant to the terms of the Acceleration and Clawback Agreement entered into as part of the actions taken by the Compensation Committee to mitigate the potential adverse tax consequences to the Company and the NEO of Section 280G and Section 4999 of the Code in connection with the proposed transaction with Microsoft.

(d) This amount represents $12,782 in Company-purchased event tickets and $26 for a gift received from the Company.

(e) This amount represents a reimbursement for taxes incurred on the compensation referenced in footnote (d).

(f) This amount represents $11,400 in Company-purchased event tickets and $250 for health savings account contributions received from the Company.

(g) This amount represents expenses Mr. Dixton incurred in connection with his relocation to the Los Angeles area that were paid for by the Company.

(h) This amount represents the rental of an office by the Company for Mr. Dixton near his home prior to his relocation to the Los Angeles area.

(i) This amount represents a reimbursement for taxes incurred on the compensation referenced in footnotes (f) and (g), excluding the $250 for health savings account contributions received from the Company.

We have calculated the incremental cost to Activision Blizzard of the compensation listed above based on the amount of payments made by us to provide such benefits.

(5) These amounts include equity grants made in 2020 for our CEO's performance over the four-year term of the 2016 Kotick Employment Agreement.

(6) Mr. Zerza became our Chief Financial Officer on March 29, 2021. He served as our Chief Commercial Officer from February 2019 until March 2021, as well as Blizzard's Chief Operating Officer from October 2017 until March 2021, and he was Chief Financial Officer of Blizzard from June 2015 until October 2017.

(7) The amount paid to Mr. Zerza consisted of (i) an accelerated cash payment of $816,000 in December 2022 based on the Compensation Committee's preliminary determination of 2022 financial performance pursuant to the terms of the Acceleration and Clawback Agreement and (ii) $312,480 based on the Compensation Committee's certification in March 2023 of 2022 financial performance, which was settled on March 6, 2023 in RSUs that vested on March 9, 2023. For more information on the accelerated cash portion of this award, see "—Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements" above.

(8) Mr. Alegre's employment with us began on April 7, 2020. Mr. Alegre left the Company for another opportunity upon completion of the term of his employment under his employment agreement with the Company on March 31, 2023.

(9) On October 29, 2021, pursuant to the Alegre Employment Agreement, the Compensation Committee awarded Mr. Alegre PSUs. Mr. Alegre renounced those awards when he was notified that they had been granted, and he did not receive any other form of compensation in lieu thereof. As such, these awards are not reflected in this table. The awards consisted of two grants—one for 43,969 PSUs, which would have vested on March 30, 2025, and another for 36,641 PSUs, which would have vested on March 30, 2024, both subject to Mr. Alegre's continued employment through the applicable vesting date and satisfaction of certain performance conditions. For more information on these awards, see "—Employment Agreements—Daniel Alegre—Annual Equity Awards" below.

(10) The amount paid to Mr. Alegre in 2020 consisted of an inducement to enter into his employment agreement with us, dated as of April 7, 2020 (the "Alegre Employment Agreement"), which was paid in cash in April 2020 (see "—Employment Agreements—Daniel Alegre—Contract Inducement" below).

(11) Mr. Bulatao's employment with us began on February 1, 2021.

(12) The amount paid to Mr. Bulatao in 2021 consisted of one-half of an inducement to enter into his employment agreement with us, dated as of February 1, 2021 (the "Bulatao Employment Agreement"), which was paid in cash in February 2021; and the amount paid to Mr. Bulatao in 2022 consisted of the second half of this inducement, which was paid in cash in February 2022 (see "—Employment Agreements—Brian Bulatao—Contract Inducement" below).

(13) The amount paid to Mr. Bulatao consisted of (i) an accelerated cash payment of $680,000 in December 2022 based on the Compensation Committee's preliminary determination of 2022 financial performance pursuant to the terms of the Acceleration and Clawback Agreement and (ii) $260,400 based on the Compensation Committee's certification in March 2023 of 2022 financial performance, which was settled on March 6, 2023 in RSUs that vested on March 9, 2023. For more information on the accelerated cash portion of this award, see "—Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements" above.

(14) Mr. Dixton's employment with us began on June 14, 2021.

(15) The amount paid to Mr. Dixton consisted of (i) an accelerated cash payment of $382,500 in December 2022 based on the Compensation Committee's preliminary determination of 2022 financial performance pursuant to the terms of the Acceleration and Clawback Agreement and (ii) $146,475 based on the Compensation Committee's certification in March 2023 of 2022 financial performance, which was settled on March 6, 2023 in RSUs that vested on March 9, 2023. For more information on the accelerated cash portion of this award, see "—Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements" above.

(16) The amount paid to Mr. Dixton in 2021 consisted of an inducement to enter into his employment agreement with us, dated as of May 17, 2021 (the "Dixton Employment Agreement"), which was paid in cash in June 2021 (see "—Employment Agreements—Grant Dixton—Contract Inducement" below).

GRANTS OF PLAN-BASED AWARDS FOR 2022

The table below provides information regarding the grants of plan-based awards made to each of our NEOs during 2022.

| Name | Grant Type | Grant Date | Approval Date[1] | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | |
				Threshold ($)	Target ($)	Maximum ($)
Robert Kotick	CAIP[3]			—[4]	—[4]	—[4]
Armin Zerza	CAIP[3]			288,000	1,200,000	2,112,000
	2014 Plan/PSUs	4/28/22	4/28/22			
	2014 Plan/PSUs	4/28/22	4/28/22			
	2014 Plan/PSUs	4/28/22	4/28/22			
	2014 Plan/PSUs	1/1/22	5/6/21			
	2014 Plan/PSUs	1/1/22	11/4/21			
	2014 Plan/PSUs	4/28/22	4/28/22			
	2014 Plan/PSUs	4/28/22	4/28/22			
	2014 Plan/PSUs	1/1/22	11/4/21			
	2014 Plan/RSUs	12/19/22	12/18/22			
Daniel Alegre	CAIP[3]			324,000	1,350,000[14]	4,752,000[14]
	2014 Plan/PSUs	4/28/22	4/28/22			
	2014 Plan/PSUs	4/28/22	4/28/22			
	2014 Plan/Options	4/28/22	4/28/22			
Brian Bulatao	CAIP[3]			240,000	1,000,000	1,760,000
	2014 Plan/PSUs	1/1/22	3/4/21			
	2014 Plan/PSUs	4/28/22	4/28/22			
	2014 Plan/PSUs	4/28/22	4/28/22			
	2014 Plan/RSUs	12/19/22	12/18/22			
	2014 Plan/Options	4/28/22	4/28/22			
Grant Dixton	CAIP[3]			135,000	562,500	990,000
	2014 Plan/PSUs	4/28/22	4/28/22			
	2014 Plan/PSUs	4/28/22	4/28/22			
	2014 Plan/RSUs	12/19/22	12/18/22			

Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[2] ($)
Threshold (#)	Target (#)	Maximum (#)				
7,558[5]	8,892[5]	11,115[5]				682,016[5]
566[6]	666[6]	833[6]				51,082[6]
303[7]	605[7]	756[7]				46,404[7]
6,450[8]	12,899[8]	16,124[8]				575,682[8]
2,748[9]	5,496[9]	6,870[9]				245,286[9]
2,292[10]	4,583[10]	5,729[10]				351,516[10]
1,146[11]	2,292[11]	2,865[11]				175,796[11]
1,146[12]	2,292[12]	2,865[12]				95,026[12]
			44,427[13]			3,376,008[13]
15,960[15]	31,919[15]	79,798[15]				2,448,187[15]
9,120[16]	18,240[16]	36,480[16]				1,399,008[16]
—	68,939[17]	—			$73.10[17]	864,164[17]
—	1,802[18]	—				61,412[18]
—	3,604[19]	7,208[19]				276,427[19]
8,108[20]	9,009[20]	18,018[20]				690,990[20]
—	—	—	39,479[21]			3,000,009[21]
—	15,747[22]	—			$92.50[22]	89,783[22]
6,225[23]	12,450[23]	15,563[23]				954,915[23]
6,225[24]	12,450[24]	15,563[24]				954,915[24]
			21,055[25]			1,599,969[25]

(1) Reflects the date on which the Compensation Committee approved the grant of an equity award or, if later in the case of a performance-vesting award, the date on which the Compensation Committee established the performance metric underlying such award or a component thereof.

(2) The grant date fair value of the stock and option awards is computed in accordance with ASC Topic 718. Please see footnote (1) to the Summary Compensation Table for information about the assumptions and key variables used in the calculation of the grant date fair values. All stock options awarded have an exercise price equal to the fair market value of a share of our Common Stock on the date of grant.

(3) Each of our NEOs had an opportunity to earn a CAIP bonus for their 2022 performance. None were entitled to a minimum amount thereunder, and none would have been entitled to any bonus if the 2022 AB Adjusted OI was not at least 90% of the AB Adjusted OI objective set forth in our 2022 AOP. The threshold, target, and maximum bonus opportunity for each NEO participating in the CAIP was based on their base salary in effect at the time the opportunity was approved by our Compensation Committee. The threshold opportunity for each assumes 90% achievement of the AB Adjusting OI objective set forth in the 2022 AOP and 0% achievement on the other financial and strategic objectives established for them under the CAIP. The target bonus for each assumes 100% achievement of the financial and strategic objectives established for them under the CAIP. The maximum bonus opportunity for each assumes either 150% or 200% achievement of their financial objectives, depending on the objective, and 120% achievement of their strategic objectives. Actual payments under the CAIP vary for each participating executive based on their actual base salary, their target opportunity, their financial and strategic objectives (including the relative weighting with respect to each), and the actual level of achievement of those objectives. For more information about the CAIP and the opportunities for each of our participating NEOs thereunder, including the maximum bonus opportunity for each and the actual payouts, please see "—Compensation Discussion and Analysis—Elements of Our Executive Compensation Program for 2022—Corporate Annual Incentive Plan (CAIP) Bonuses" above. As disclosed with respect to Non-Equity Incentive Plan Compensation reported in the Summary Compensation Table above, the Compensation Committee determined, in connection with its certification of 2022 financial performance, to settle on March 6, 2023 a portion of the CAIP bonus for each of Messrs. Zerza, Alegre, Bulatao and Dixton in RSUs that vested on March 9, 2023.

(4) In October 2021, Mr. Kotick requested that his total compensation be reduced to the lowest amount permitted to be paid to exempt employees under California law until the Company has made appropriate progress toward the achievement of the Transformational Goals (see "Corporate Governance Matters—Workplace and Culture—Actions to Enhance our Workplace Experience"). As part of that reduction, Mr. Kotick asked not to receive a bonus under the CAIP for 2022.

(5) On March 14, 2018, pursuant to the Prior Zerza Employment Agreement, the Compensation Committee awarded Mr. Zerza PSUs. In accordance with ASC Topic 718, only the portion of the award for which the performance metrics were established during 2022 (i.e., one-fifth of the award) is reflected in this table. The PSUs reflected in this table were originally scheduled to vest on March 30, 2023, subject to Mr. Zerza's continued employment through that date, by reference to the AB Adjusted OI objective set forth in our 2022 AOP as follows: (a) if actual performance is below 85% of the objective, no PSUs vest; (b) if actual performance falls between 85% and 125% of the objective, the number of PSUs that vest is between 85% and 125% of the target, determined using straight-line interpolation; and (c) if actual performance is 125% or more of the objective, 125% of the target number of PSUs vest. Of the PSUs reflected, as part of the actions taken by the Compensation Committee to mitigate the potential adverse tax consequences to the Company and the NEO of Section 280G and Section 4999 of the Code in connection with the proposed transaction with Microsoft, 8,003 vested on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement, which PSUs are subject to repayment by Mr. Zerza if his employment terminates for certain reasons prior to the original vesting date. For more information on the accelerated portion of this award, see "—Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements" above and "—Option Exercises and Stock Vested for 2022" below. For more information on the outstanding portion of this award, see "—Outstanding Equity Awards" below.

(6) On November 11, 2019, pursuant to the Prior Zerza Employment Agreement, the Compensation Committee awarded Mr. Zerza PSUs. In accordance with ASC Topic 718, only the portion of the award for which the performance metrics were established during 2022 (i.e., one-third of the award) is reflected in this table. The PSUs reflected in this table were originally scheduled to vest on March 30, 2023, subject to Mr. Zerza's continued employment through that date, by reference to the AB Adjusted OI objective set forth in our 2022 AOP as follows: (a) if actual performance is below 85% of the objective, no PSUs vest; (b) if actual performance falls between 85% and 125% of the objective, the number of PSUs that vest is between 85% and 125% of the target, determined using straight-line interpolation; and (c) if actual performance is 125% or more of the objective, 125% of the target number of PSUs vest. Of the PSUs reflected, as part of the actions taken by the Compensation Committee to mitigate the potential adverse tax consequences to the Company and the NEO of Section 280G and Section 4999 of the Code in connection with the proposed transaction with Microsoft, 599 vested on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement, which PSUs are subject to repayment by Mr. Zerza if his employment terminates for certain reasons prior to the original vesting date. For more information on the accelerated portion of this award, see "—Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements" above and "—Option Exercises and Stock Vested for 2022" below. For more information on the outstanding portion of this award, see "—Outstanding Equity Awards" below.

(7) On December 9, 2020, pursuant to the Prior Zerza Employment Agreement, the Compensation Committee awarded Mr. Zerza PSUs. In accordance with ASC Topic 718, only the portion of the award for which the performance metrics were established during 2022 (i.e., one-third of the award) is reflected in this table. The PSUs reflected in this table vest on March 30, 2024, subject to Mr. Zerza's continued employment through that date, by reference to the AB Adjusted OI objective set forth in our 2022 AOP as follows: (a) if actual performance is below 90% of the objective, no PSUs vest; (b) if actual performance falls between 90% and 100% of the objective, the number of PSUs that vest is between 50% and 100% of the target, determined using straight-line interpolation; (c) if actual performance is 100% of the objective, 100% of the target number of PSUs vest; (d) if actual performance falls between 100% and 125% of the objective, the number of PSUs that vest is between 100% and 125% of the target, determined using straight-line interpolation; and (e) if actual performance is 125% or more of the objective, 125% of the target number of PSUs vest. For more information on this award, see "—Outstanding Equity Awards" below.

(8) On May 6, 2021, pursuant to the Zerza Employment Agreement, the Compensation Committee awarded Mr. Zerza PSUs. In accordance with ASC Topic 718, only the portion of the award for which the performance metrics were established during 2022 (i.e., one-half of the award) is reflected in this table. The PSUs vest on March 31, 2025, by reference to our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the period from January 1, 2022, through December 31, 2024. For more information on this award see "—Employment Agreements—Armin Zerza—Contract Inducement—PSUs (Relative TSR)" and "—Outstanding Equity Awards" below.

(9) On November 4, 2021, pursuant to the Zerza Employment Agreement, the Compensation Committee awarded Mr. Zerza PSUs. The PSUs vest on March 30, 2025, by reference to our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the period from January 1, 2022, through December 31, 2024. For more information on this award see "Employment Agreements—Armin Zerza—Annual Equity Awards (Three-Year Performance)" and "—Outstanding Equity Awards" below.

(10) On November 4, 2021, pursuant to the Zerza Employment Agreement, the Compensation Committee awarded Mr. Zerza PSUs. In accordance with ASC Topic 718, only the portion of the award for which the performance metrics were established during 2022 (i.e., one-third of the award) is reflected in this table. The PSUs reflected in this table were originally scheduled to vest on March 30, 2023, based on the level of the Company's performance measured by reference to the AB Adjusted EPS objective set forth in 2022 AOP as follows: (a) if actual performance is below 90% of the objective, no PSUs vest; (b) if actual performance falls between 90% and 100% of the objective, the number of PSUs that vest is between 50% and 100% of the target, determined using straight-line interpolation; (c) if actual performance is 100% of the objective, 100% of the target number of PSUs vest; (d) if actual performance falls between 100% and 125% of the objective, the number of PSUs that vest is between 100% and 125% of the target, determined using straight-line interpolation; and (e) if actual performance is 125% or more of the objective, 125% of the target number of PSUs vest. Of the PSUs reflected, as part of the actions taken by the Compensation Committee to mitigate the potential adverse tax consequences to the Company and the NEO of Section 280G and Section 4999 of the Code in connection with the proposed transaction with Microsoft, 2,292 vested on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement, which PSUs are subject to repayment by Mr. Zerza if his employment terminates for certain reasons prior to the original vesting date. For more information on the accelerated portion of this award, see "—Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements" above and "—Option Exercises and Stock Vested for 2022" below. For more information on the outstanding portion of this award, see "—Employment Agreements—Armin Zerza—Contract Inducement—PSUs (AB Adjusted EPS)" and "—Outstanding Equity Awards" below.

(11) On November 4, 2021, pursuant to the Prior Zerza Employment Agreement, the Compensation Committee awarded Mr. Zerza PSUs. In accordance with ASC Topic 718, only the portion of the award for which the performance metrics were established during 2022 (i.e., one-third of the award) is reflected in this table. The PSUs reflected in this table were originally scheduled to vest on March 30, 2023, subject to Mr. Zerza's continued employment through that date, by reference to the AB Adjusted OI objective set forth in our 2022 AOP as follows: (a) if actual performance is below 90% of the objective, no PSUs vest; (b) if actual performance falls between 90% and 100% of the objective, the number of PSUs that vest is between 50% and 100% of the target, determined using straight-line interpolation; (c) if actual performance is 100% of the objective, 100% of the target number of PSUs vest; (d) if actual performance falls between 100% and 125% of the objective, the number of PSUs that vest is between 100% and 125% of the target, determined using straight-line interpolation; and (e) if actual performance is 125% or more of the objective, 125% of the target number of PSUs vest. Of the PSUs reflected, as part of the actions taken by the Compensation Committee to mitigate the potential adverse tax consequences to the Company and the NEO of Section 280G and Section 4999 of the Code in connection with the proposed transaction with Microsoft, 1,146 vested on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement, which PSUs are subject to repayment by Mr. Zerza if his employment terminates for certain reasons prior to the original vesting date. For more information on the accelerated portion of this award, see "—Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements" above and "—Option Exercises and Stock Vested for 2022" below. For more information on the outstanding portion of this award, see "—Outstanding Equity Awards" below.

(12) On November 4, 2021, pursuant to the Zerza Employment Agreement, the Compensation Committee awarded Mr. Zerza PSUs. In accordance with ASC Topic 718, only the portion of the award for which the performance metrics were established during 2022 (i.e., one-third of the award) is reflected in this table. The PSUs reflected in this table were originally scheduled to vest on March 30, 2023, subject to Mr. Zerza's continued employment through that date, by reference to our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the period from January 1, 2022, through December 31, 2022. Of the PSUs reflected, as part of the actions taken by the Compensation Committee to mitigate the potential adverse tax consequences to the Company and the NEO of Section 280G and Section 4999 of the Code in connection with the proposed transaction with Microsoft, 2,292 vested on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement, which PSUs are subject to repayment by Mr. Zerza if his employment terminates for certain reasons prior to the original vesting date. For more information on the accelerated portion of this award, see "—Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements" above and "—Option Exercises and Stock Vested for 2022" below. For more information on the outstanding portion of this award, see "—Employment Agreements—Armin Zerza—Contract Inducement—PSUs (Relative TSR)" and "—Outstanding Equity Awards" below.

(13) On December 19, 2022, the Compensation Committee awarded Mr. Zerza RSUs, which vest in three equal installments on December 20, 2022, December 19, 2024 and 2025, subject to Mr. Zerza's continued employment through the relevant vesting date. For more information on this award see "—Outstanding Equity Awards" below.

(14) Mr. Alegre has an opportunity to receive a bonus with a target amount of 100% of his base salary (which is reflected in the target column of this table). This target is increased by up to 100% of his base salary for each year in which AB Adjusted EPS is at least 10% greater than the EPS Objective. This additional opportunity is included in the maximum column of this table. For more information on Mr. Alegre's bonus opportunity under the CAIP, see "—Employment Agreements—Daniel Alegre—Annual Bonus" below.

(15) On May 7, 2020, pursuant to the Alegre Employment Agreement, the Compensation Committee awarded Mr. Alegre PSUs. In accordance with ASC Topic 718, only the portion of the award for which the performance metrics were established during 2022 (i.e., one-third of the award) is reflected in this table. The PSUs reflected in this table vest on March 30, 2023, subject to Mr. Alegre's continued employment through that date, by reference to the AB Adjusted OI objective set forth in our 2022 AOP as follows: (a) if actual performance is below 85% of the objective, no PSUs vest; (b) if actual performance falls between 85% and 89.99% of the objective, 50% of the target number of PSUs vest; (c) if actual performance is between 90% and 250% of the target, the number of PSUs that vest is between 90% and 250% of the target, determined using straight-line interpolation; and (d) if actual performance is 250% or more of the objective, 250% of the target number of PSUs vest. For more information on this award see "—Outstanding Equity Awards" below.

(16) On May 7, 2020, pursuant to the Alegre Employment Agreement, the Compensation Committee awarded Mr. Alegre PSUs. In accordance with ASC Topic 718, only the portion of the award for which the performance metrics were established during 2022 (i.e., one-third of the award) is reflected in this table. The PSUs reflected in this table vest on March 30, 2023, subject to Mr. Alegre's continued employment through that date, by reference to the AB Adjusted EPS objective set forth in our 2022 AOP as follows: (a) if actual performance is below 85% of the objective, no PSUs vest; (b) if actual performance falls between 85% and 89.99% of the objective, 50% of the target number of PSUs vest; (c) if actual performance is between 90% and 200% of the target, the number of PSUs that vest is between 90% and 200% of the target, determined using straight-line interpolation; and (d) if actual performance is 200% or more of the objective, 200% of the target number of PSUs vest. For more information on this award see "—Outstanding Equity Awards" below.

(17) On May 7, 2020, pursuant to the Alegre Employment Agreement, the Compensation Committee awarded Mr. Alegre performance-vesting stock options to purchase shares of our Common Stock. In accordance with ASC Topic 718, only the portion of the award for which the performance metrics were established during 2022 (i.e., one-third of the award) is reflected in this table. The options vest on March 30, 2023, subject to Mr. Alegre's continued employment through that date, if AB Adjusted OI for 2022 is at least 50% of target objective set forth in our 2022 AOP. For more information on this award see "—Outstanding Equity Awards" below.

(18) On March 9, 2021, pursuant to the Bulatao Employment Agreement, the Compensation Committee awarded Mr. Bulatao PSUs. In accordance with ASC Topic 718, only the portion of the award for which the performance metrics were established during 2022 (i.e., one-sixth of the award) is reflected in this table. The PSUs reflected in this table were originally scheduled to vest on March 30, 2023, subject to Mr. Bulatao's continued employment through that date, by reference to our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the period from January 1, 2022 through December 31, 2022. Of the PSUs reflected, as part of the actions taken by the Compensation Committee to mitigate the potential adverse tax consequences to the Company and the NEO of Section 280G and Section 4999 of the Code in connection with the proposed transaction with Microsoft, 1,802 vested on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement, which PSUs are subject to repayment by Mr. Bulatao if his employment terminates for certain reasons prior to the original vesting date. For more information on the accelerated portion of this award, see "—Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements" above and "—Option Exercises and Stock Vested for 2022" below. For more information on the outstanding portion of this award, see "—Employment Agreements—Brian Bulatao—Contract Inducement—PSUs (Relative TSR)" and "—Outstanding Equity Awards" below.

(19) On March 9, 2021, pursuant to the Bulatao Employment Agreement, the Compensation Committee awarded Mr. Bulatao PSUs. In accordance with ASC Topic 718, only the portion of the award for which the performance metrics were established during 2022 (i.e., one-third of the award) is reflected in this table. The PSUs reflected in this table vest on March 30, 2023, based on the level of the Company's performance measured by reference to the AB Adjusted EPS objective set forth in 2022 AOP. For more information on this award see "—Employment Agreements—Brian Bulatao—Contract Inducement—PSUs (AB Adjusted EPS)" and "—Outstanding Equity Awards" below.

(20) On March 9, 2021, pursuant to the Bulatao Employment Agreement, the Compensation Committee awarded Mr. Bulatao PSUs. In accordance with ASC Topic 718, only the portion of the award for which the performance metrics were established during 2022 (i.e., one-third of the award) is reflected in this table. The PSUs reflected in this table were originally scheduled to vest on March 30, 2023, subject to Mr. Bulatao's continued employment through that date, by reference to the AB Adjusted OI objective set forth in our 2022 AOP as follows: (a) if actual performance is below 90% of the objective, no PSUs vest; (b) if actual performance falls between 90% and 125% of the objective, the number of PSUs that vest is between 90% and 125% of the target, determined using straight-line interpolation; and (c) if actual performance is 125% or more of the objective, 125% of the target number of PSUs vest. Of the PSUs reflected, as part of the actions taken by the Compensation Committee to mitigate the potential adverse tax consequences to the Company and the NEO of Section 280G and Section 4999 of the Code in connection with the proposed transaction with Microsoft, 8,108 vested on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement, which PSUs are subject to repayment by Mr. Bulatao if his employment terminates for certain reasons prior to the original vesting date. For more information on the accelerated portion of this award, see "—Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements" above and "—Option Exercises and Stock Vested for 2022" below. For more information on the outstanding portion of this award, see "—Employment Agreements—Brian Bulatao—Contract Inducement—PSUs (AB Adjusted OI)" and "—Outstanding Equity Awards" below.

(21) On December 19, 2022, the Compensation Committee awarded Mr. Bulatao RSUs, which vest in three equal installments on December 20, 2022, December 19, 2024 and 2025, subject to Mr. Bulatao's continued employment through the relevant vesting date. For more information on this award see "—Outstanding Equity Awards" below.

(22) On March 9, 2021, pursuant to the Bulatao Employment Agreement, the Compensation Committee awarded Mr. Bulatao performance-vesting stock options to purchase shares of our Common Stock. In accordance with ASC Topic 718, only the portion of the award for which the performance metrics were established during 2022 (i.e., one-third of the award) is reflected in this table. The options vest on March 30, 2023, subject to Mr. Bulatao's continued employment through that date, if AB Adjusted OI for 2022 is at least 50% of target objective set forth in our 2022 AOP. For more information on this award see "—Employment Agreements—Brian Bulatao—Contract Inducement—Performance-Vesting Stock Options" and "—Outstanding Equity Awards" below.

(23) On August 5, 2021, pursuant to the Dixton Employment Agreement, the Compensation Committee awarded Mr. Dixton PSUs. In accordance with ASC Topic 718, only the portion of the award for which the performance metrics were established during 2022 (i.e., one-third of the award) is reflected in this table. The PSUs reflected in this table were originally scheduled to vest on June 29, 2023, subject to Mr. Dixton's continued employment through that date, by reference to the AB Adjusted OI objective set forth in our 2022 AOP as follows: (a) if actual performance is below 90% of the objective, no PSUs vest; (b) if actual performance falls between 90% and 99.99% of the objective, the number of PSUs that vest is between 50% and 99.99% of the target, determined using straight-line interpolation; (c) if actual performance falls between 100% and 125% of the objective, the number of PSUs that vest is between 100% and 125% of the target, determined using straight-line interpolation and (d) if actual performance is 125% or more of the objective, 125% of the target number of PSUs vest. Of the PSUs reflected, as part of the actions taken by the Compensation Committee to mitigate the potential adverse tax consequences to the Company and the NEO of Section 280G and Section 4999 of the Code in connection with the proposed transaction with Microsoft, 6,225 vested on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement, which PSUs are subject to repayment by Mr. Dixton if his employment terminates for certain reasons prior to the original vesting date. For more information on the accelerated portion of this award, see "—Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements" above and "—Option Exercises and Stock Vested for 2022" below. For more information on the outstanding portion of this award, see "—Employment Agreements—Grant Dixton—Contract Inducement—PSUs (AB Adjusted OI)" and "—Outstanding Equity Awards" below.

(24) On August 5, 2021, pursuant to the Dixton Employment Agreement, the Compensation Committee awarded Mr. Dixton PSUs. In accordance with ASC Topic 718, only the portion of the award for which the performance metrics were established during 2022 (i.e., one-third of the award) is reflected in this table. The PSUs reflected in this table were originally scheduled to vest on June 29, 2023, subject to Mr. Dixton's continued employment through that date, by reference to the AB Adjusted EPS objective set forth in our 2022 AOP as follows: (a) if actual performance is below 90% of the objective, no PSUs vest; (b) if actual performance falls between 90% and 99.99% of the objective, the number of PSUs that vest is between 50% and 99.99% of the target, determined using straight-line interpolation; (c) if actual performance falls between 100% and 125% of the objective, the number of PSUs that vest is between 100% and 125% of the target, determined using straight-line interpolation and (d) if actual performance is 125% or more of the objective, 125% of the target number of PSUs vest. Of the PSUs reflected, as part of the actions taken by the Compensation Committee to mitigate the potential adverse tax consequences to the Company and the NEO of Section 280G and Section 4999 of the Code in connection with the proposed transaction with Microsoft, 6,225 vested on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement, which PSUs are subject to repayment by Mr. Dixton if his employment terminates for certain reasons prior to the original vesting date. For more information on the accelerated portion of this award, see "—Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements" above and "—Option Exercises and Stock Vested for 2022" below. For more information on the outstanding portion of this award, see "—Employment Agreements—Grant Dixton—Contract Inducement—PSUs (AB Adjusted EPS)" and "—Outstanding Equity Awards" below.

(25) On December 19, 2022, the Compensation Committee awarded Mr. Dixton RSUs, which vest in three equal installments on December 20, 2022, December 19, 2024 and 2025, subject to Mr. Dixton's continued employment through the relevant vesting date. For more information on this award see "—Outstanding Equity Awards" below.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2022

The table below sets forth the outstanding equity awards for our NEOs as of December 31, 2022.

	Option Awards					Stock Awards[1]			
Name	Number of Securities Underlying Unexercised Options Exercisable[2] (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[3] ($)
Robert Kotick	190,712	—		62.51	8/7/2027				
	925,057	—		50.85	11/21/2028				
	1,086,109	—		47.08	8/12/2029				
Armin Zerza						426[4]	32,610		
						32[5]	2,450		
						3,166[6]	242,357		
								11,126[7]	851,695[8]
						447[9]	34,218	605[10]	46,313[11]
								19,349[12]	1,481,166[13]
								25,798[14]	1,974,873[15]
						573[16]	43,863	5,728[17]	438,478[18]
						549[19]	42,026	4,582[20]	350,752[21]
						2,436[22]	186,476	11,457[23]	877,033[24]
								6,870[25]	525,899[26]
								2,748[27]	210,359[28]
								10,992[29]	841,438[30]
						3,583[31]	274,279		
						29,618[32]	2,267,258		
	49,142	32,760[33]		74.22	3/14/2028				
	1,705	—		53.89	11/12/2028				
	2,620	—		52.52	11/11/2029				
	2,396	1,197[34]		82.58	12/09/2030				
	—	123,853[35]		93.03	5/06/2031				
Daniel Alegre						18,816[36]	1,440,365		
						30,256[37]	2,316,097		
								33,377[38]	2,555,009[39]
	206,818[40]			73.10	5/7/2030				
Brian Bulatao								9,730[41]	744,832[42]
						432[43]	33,070	9,009[44]	689,639[45]
						3,718[46]	284,613	7,206[47]	551,619[48]
								7,207[49]	551,696
								7,328[50]	560,958[51]
						26,319[52]	2,014,719		
	31,494[53]	15,746		92.50	3/9/2031				

	Option Awards					Stock Awards[1]			
Name	Number of Securities Underlying Unexercised Options Exercisable[2] (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[3] ($)
Grant Dixton						6,618[54]	506,608	15,562[55]	1,191,271[56]
						2,981[57]	228,196	12,450[58]	953,048[59]
								6,225[60]	476,524[61]
								7,328[62]	560,958[63]
						24,900[64]	1,906,095		
						14,036[65]	1,074,456		

(1) The table does not include stock awards or values associated with them for awards for which vesting accelerated on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement and as part of the actions taken by the Compensation Committee to mitigate the potential adverse tax consequences to the Company and the applicable NEOs of Section 280G and Section 4999 of the Code in connection with the proposed transaction with Microsoft, which are included in the table in "—Option Exercises and Stock Vested for 2022" below. For more information, see "—Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements" above.

(2) All exercisable stock options were vested as of December 31, 2022.

(3) Calculated using the closing price of our Common Stock on The Nasdaq Stock Market on December 30, 2022, the last trading day of 2022, which was $76.55.

(4) These PSUs vested on March 30, 2023, as follows: 426 vested after the Compensation Committee determined that AB Adjusted OI for 2022 was 94.789% of the target objective set forth in the Company's 2022 AOP. The number of PSUs reflected in the table does not include (i) 8,003 PSUs for which vesting accelerated on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement or (ii) the 463 PSUs that were canceled after the Compensation Committee determined that AB Adjusted OI for 2022 was less than 100% of the target objective set forth in our 2022 AOP. The number of PSUs reflected in the table does not include (i) 7,942 PSUs for which vesting accelerated on December 21, 2022, pursuant to the Acceleration and Clawback Agreement or (ii) 950 PSUs that were canceled after the Compensation Committee determined that AB Adjusted OI for 2021 was less than 100% of the target objective set forth in our 2021 AOP.

(5) These PSUs vested on March 30, 2023, as follows: 32 vested after the Compensation Committee determined that AB Adjusted OI for 2022 was 94.789% of the target objective set forth in the Company's 2022 AOP.; The number of PSUs reflected in the table does not include (i) 1,950 PSUs for which vesting accelerated on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement or (ii) the 35 PSUs that were canceled after the Compensation Committee determined that AB Adjusted OI for 2022 was less than 100% of the target objective set forth in our 2022 AOP.

(6) These PSUs vested on March 30, 2023, as follows: 3,166 vested after the Compensation Committee determined that the cumulative AB Adjusted OI objective for 2022–2024 was 120.782% of the target objective set forth in the Company's 2022 AOP. The number of PSUs reflected in the table does not include 15,232 PSUs for which vesting accelerated on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement.

(7) The number of PSUs reflected in the table is the threshold amount; the target number of PSUs subject to the award is 13,089 and the maximum number of PSUs subject to the award is 16,361. The PSUs are eligible to vest on March 30, 2024, based on the level of the Company's performance measured by reference to the cumulative AB Adjusted OI objective for 2021–2023 established by the Compensation Committee, subject to Mr. Zerza's continued employment through that date.

(8) This value is based on the threshold amount; if the target level of performance is assumed, the market value of the unvested PSUs would be $1,001,963, and if the highest level of performance is assumed, the market value of the unvested PSUs would be $1,252,435, in each case calculated in the manner described in footnote (3).

(9) These PSUs vest on March 30, 2024, subject to Mr. Zerza's continued employment through that date, as follows: 447 PSUs were earned after the Compensation Committee determined that Activision Blizzard's adjusted operating income for 2022 was 94.789% of the target objective set forth in the Company's 2022 AOP. The number of PSUs reflected in the table does not include 606 PSUs that were canceled after the Compensation Committee determined that AB Adjusted OI for 2021 was less than 100% of the target objective set forth in our 2021 AOP.

(10) The number of PSUs reflected in the table is the target amount; the maximum number of PSUs subject to the award is 756. These PSUs are eligible to vest on March 30, 2024, based on the level of the Company's performance measured by reference to the AB Adjusted OI objective set forth in our 2023 AOP, subject to Mr. Zerza's continued employment through that date.

(11) This value is based on the target amount, if the highest level of performance is assumed, the market value of the unvested PSUs would be $57,872, in each case calculated in the manner described in footnote (3).

(12) The number of PSUs reflected in the table is the threshold amount; the target number of PSUs subject to the award is 38,697 and the maximum number of PSUs subject to the award is 48,371. One-half of these PSUs are eligible to vest on each of March 31, 2024, and March 31, 2025, based on the level of the Company's performance measured by reference to the cumulative AB Adjusted OI objective for 2021–2023 established by the Compensation Committee and the cumulative AB Adjusted OI objective for 2022–2024 established by the Compensation Committee, respectively, in each case subject to Mr. Zerza's continued employment through the relevant vesting date.

(13) This value is based on the threshold amount; if the target level of performance is assumed, the market value of the unvested PSUs would be $2,962,255, and if the highest level of performance is assumed, the market value of the unvested PSUs would be $3,702,800, in each case calculated in the manner described in footnote (3).

(14) The number of PSUs reflected in the table is the target amount; the maximum number of PSUs subject to the award is 32,248. One-half of these PSUs are eligible to vest on each of March 31, 2024, and March 31, 2025, by reference to our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the periods from January 1, 2021 through December 31, 2023 and from January 1, 2022, through December 31, 2024, respectively, in each case subject to Mr. Zerza's continued employment through the relevant vesting date.

(15) This value is based on the target amount; if the highest level of performance is assumed, the market value of the unvested PSUs, calculated in the manner described in footnote (3), would be $2,468,584.

(16) These PSUs vested on March 30, 2023, as follows: 573 vested after the Compensation Committee determined that the performance of the Company's performance measured by reference to our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the period from January 1, 2022 through December 31, 2022 was 125.000% of the target objective set forth in the Company's 2022 AOP.; The number of PSUs reflected in the table does not include 2,292 PSUs for which vesting accelerated on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement.

(17) The number of PSUs reflected in the table is the maximum amount. One-half of these PSUs are eligible to vest on each of March 30, 2024, and 2025, based on the level of the Company's performance measured by reference our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the year immediately preceding the vesting date, in each case subject to Mr. Zerza's continued employment through the relevant vesting date.

(18) This value is based on the maximum amount as calculated in the manner described in footnote (3).

(19) These PSUs vested on March 30, 2023, as follows: 549 vested after the Compensation Committee determined that AB Adjusted OI for 2022 was 73.944% of the target objective set forth in the Company's 2022 AOP.; The number of PSUs reflected in the table does not include 1,146 PSUs for which vesting accelerated on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement.

(20) The number of PSUs reflected in the table is the target amount; the maximum number of PSUs subject to the award is 5,728. One-half of these PSUs are eligible to vest on each of March 30, 2024 and 2025, based on the level of the Company's performance measured by reference to the AB Adjusted OI objective set forth in our AOP for the year immediately preceding such vesting date, in each case subject to Mr. Zerza's continued employment through the relevant vesting date.

(21) This value is based on the target amount; if the highest level of performance is assumed, the market value of the unvested PSUs would be $438,478, in each case calculated in the manner described in footnote (3).

(22) These PSUs vested on March 30, 2023, as follows: 2,436 vested after the Compensation Committee determined that AB Adjusted EPS for 2022 was 103.159% of the target objective set forth in the Company's 2022 AOP. The number of PSUs reflected in the table does not include 2,292 PSUs for which vesting accelerated on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement.

(23) The number of PSUs reflected in the table is the maximum amount. One-half of these PSUs are eligible to vest on each of March 30, 2024 and 2025, based on the level of the Company's performance measured by reference to the AB Adjusted EPS objective set forth in our AOP for the year immediately preceding such vesting date, in each case subject to Mr. Zerza's continued employment through the relevant vesting date.

(24) This value is based on the maximum amount as calculated in the manner described in footnote (3).

(25) The number of PSUs reflected in the table is the maximum amount. These PSUs are eligible to vest on March 30, 2025, based on the level of the Company's performance measured by reference to our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the period from January 1, 2022, through December 31, 2024, subject to Mr. Zerza's continued employment through that date.

(26) This value is based on the maximum amount as described in footnote (3).

(27) The number of PSUs reflected in the table is the threshold amount; the target number of PSUs subject to the award is 5,496 and the maximum number of PSUs subject to the award is 6,870. These PSUs are eligible to vest on March 30, 2025, based on the level of the Company's performance measured by reference to the cumulative AB Adjusted OI objective for 2022–2024 established by the Compensation Committee, subject to Mr. Zerza's continued employment through that date.

(28) This value is based on the threshold amount; if the target level of performance is assumed, the market value of the unvested PSUs would be $420,719, and if the highest level of performance is assumed, the market value of the unvested PSUs, calculated in the manner described in footnote (3), would be $525,899.

(29) The number of PSUs reflected in the table is the target amount; the maximum number of PSUs subject to the award is 13,740. These PSUs are eligible to vest on March 30, 2025, based on the level of the Company's performance measured by reference to the cumulative AB EPS for 2022–2024 established by the Compensation Committee, subject to Mr. Zerza's continued employment through that date.

(30) This value is based on the target amount; if the highest level of performance is assumed, the market value of the unvested PSUs, calculated in the manner described in footnote (3), would be $1,051,797.

(31) These RSUs are eligible to vest on March 31, 2024, subject to Mr. Zerza's continued employment through that date. The number of RSUs reflected in the table does not include 19,156 RSUs for which vesting accelerated on December 21, 2022 pursuant to the Acceleration and Clawback Agreement, which RSUs were originally scheduled to vest on March 31, 2023.

(32) One-half of these RSUs are eligible to vest on each of December 19, 2024, and 2025 subject to Mr. Zerza's continued employment through the relevant vesting date.

(33) These options are eligible to vest on March 30, 2023, subject to Mr. Zerza's continued employment through that date.

(34) These options are eligible to vest on December 9, 2023, subject to Mr. Zerza's continued employment through that date.

(35) One-half of these options are eligible to vest on each of March 31, 2024, and 2025, in each case subject to Mr. Zerza's continued employment through the relevant vesting date.

(36) These PSUs vested on March 30, 2023, as follows: 18,816 vested after the Compensation Committee determined that Activision Blizzard's earnings per share for 2022 was 103.159% of the target objective set forth in the Company's 2022 AOP.

(37) These PSUs vested on March 30, 2023, as follows: 30,256 vested after the Compensation Committee determined that Activision Blizzard's adjusted operating income for 2022 was 94.789% of the target objective set forth in the Company's 2022 AOP.

(38) The number of PSUs reflected in the table is the threshold amount; the target number of PSUs subject to the award is 39,267 and the maximum number of PSUs subject to the award is 49,084. The PSUs are eligible to vest on March 30, 2024, based on the level of the Company's performance measured by reference to the cumulative AB Adjusted OI objective for 2021–2023 established by the Compensation Committee, subject to Mr. Alegre's continued employment through that date.

(39) This value is based on the threshold amount; if the target level of performance is assumed, the market value of the unvested PSUs would be $3,005,889, and if the highest level of performance is assumed, the market value of the unvested PSUs would be $3,757,380, in each case calculated in the manner described in footnote (3).

(40) These stock options vested as follows: 137,879 on March 30, 2022, one-half after the Compensation Committee determined that AB Adjusted OI for 2020 was at least 50% of the target objective set forth in our 2020 AOP and the second half after the Compensation Committee determined that AB Adjusted OI for 2021 was at least 50% of the target objective set forth in our 2021 AOP; 68,939 vested on March 30, 2023, after the Compensation Committee determined that AB Adjusted OI for 2022 was at least 50% of the target objective set forth in our 2022 AOP

(41) The number of PSUs reflected in the table is the threshold amount; the target number of PSUs subject to the award is 10,811 and the maximum number of PSUs subject to the award is 13,514. The PSUs are eligible to vest on March 30, 2024, based on the level of the Company's performance measured by reference to the cumulative AB Adjusted OI objective for 2021–2023 established by the Compensation Committee, subject to Mr. Bulatao's continued employment through that date.

(42) This value is based on the threshold amount; if the target level of performance is assumed, the market value of the unvested PSUs would be $827,582 and if the highest level of performance is assumed, the market value of the unvested PSUs would be $1,034,497, in each case calculated in the manner described in footnote (3).

(43) These PSUs vested on March 30, 2023, as follows: 432 vested after the Compensation Committee determined that AB Adjusted OI for 2022 was 94.789% of the target objective set forth in the Company's 2022 AOP. The number of PSUs reflected in the table does not include 8,108 PSUs for which vesting accelerated on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement.

(44) The number of PSUs reflected in the table is the target amount; the maximum number of PSUs subject to the award is 18,018. These PSUs are eligible to vest on March 30, 2024, based on the level of the Company's performance measured by reference to the AB Adjusted OI objective for 2023 established by the Compensation Committee, subject to Mr. Bulatao's continued employment through that date.

(45) This value is based on the target amount; if the highest level of performance is assumed, the market value of the unvested PSUs would be $1,379,278, in each case calculated in the manner described in footnote (3).

(46) These PSUs vested on March 30, 2023, as follows: 3,718 vested after the Compensation Committee determined that Activision Blizzard's earnings per share for 2022 was 103.159% of the target objective set forth in the Company's 2022 AOP. The number of PSUs reflected in the table does not include 3,604 PSUs that were canceled after the Compensation Committee determined that AB Adjusted EPS for 2021 was less than 100% of the target objective set forth in our 2021 AOP.

(47) The number of PSUs reflected in the table is the maximum amount. These PSUs are eligible to vest on March 30, 2024, based on the level of the Company's performance measured by reference to the AB Adjusted EPS objective for 2023 established by the Compensation Committee, subject to Mr. Bulatao's continued employment through that date.

(48) This value is based on the maximum amount as calculated in the manner described in footnote (3).

(49) One-fourth of these PSUs are eligible to vest on March 30, 2024, based on our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the period from January 1, 2023, through December 31, 2023, subject to Mr. Bulatao's continued employment through that date. The remaining three-fourths of these PSUs are eligible to vest on March 30, 2024, based on our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the period from February 1, 2021 through December 31, 2023, subject to Mr. Bulatao's continued employment through that date. The number of PSUs reflected in the table does not include 1,802 PSUs for which vesting accelerated on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement.

(50) The number of PSUs reflected in the table is the threshold amount; the target number of PSUs subject to the award is 14,656 and the maximum number of PSUs subject to the award is 18,320. The PSUs are eligible to vest on March 30, 2025, based on the level of the Company's performance measured by reference to the cumulative AB Adjusted OI objective for 2022–2024 established by the Compensation Committee, subject to Mr. Bulatao's continued employment through that date.

(51) This value is based on the threshold amount; if the target level of performance is assumed, the market value of the unvested PSUs would be $1,121,917, and if the highest level of performance is assumed, the market value of the unvested PSUs, calculated in the manner described in footnote (3), would be $1,402,396.

(52) One-half of these RSUs are eligible to vest on each of December 19, 2024, and 2025 subject to Mr. Bulatao's continued employment through the relevant vesting date.

(53) These options vested as follows: 15,747 vested on March 30, 2022, after the Compensation Committee determined that AB Adjusted OI for 2021 was at least 50% of the target objective set forth in our 2021 AOP; 15,747 vested on March 30, 2023, after the Compensation Committee determined that AB Adjusted OI for 2022 was at least 50% of the target objective set forth in our 2022 AOP.

(54) These PSUs vest on June 29, 2023, subject to Mr. Dixton's continued employment through that date, as follows: 6,618 earned after the Compensation Committee determined that AB Adjusted EPS for 2022 was 103.159% of the target objective set forth in the Company's 2022 AOP. The number of PSUs reflected in the table does not include 6,225 PSUs for which vesting accelerated on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement.

(55) The number of PSUs reflected in the table is the maximum amount. These PSUs are eligible to vest on each of June 29, 2024, and 2025, based on the level of the Company's performance measured by reference to the AB Adjusted EPS objective set forth in our AOP for the year immediately preceding such vesting date, in each case subject to Mr. Dixton's continued employment through the relevant vesting date.

(56) This value is based on the maximum amount as calculated in the manner described in footnote (3).

(57) These PSUs vest on June 29, 2023, subject to Mr. Dixton's continued employment through that date, as follows: 2,981 earned after the Compensation Committee determined that AB Adjusted OI for 2022 was 73.944% of the target objective set forth in the Company's 2022 AOP. The number of PSUs reflected in the table does not include 6,225 PSUs for which vesting accelerated on December 21, 2022 pursuant to the terms of the Acceleration and Clawback Agreement.

(58) The number of PSUs reflected in the table is the target amount; the maximum number of PSUs subject to the award is 15,562. These PSUs are eligible to vest on each of June 29, 2024, and 2025, based on the level of the Company's performance measured by reference to the AB Adjusted OI objective set forth in our AOP for the year immediately preceding such vesting date, in each case subject to Mr. Dixton's continued employment through the relevant vesting date.

(59) This value is based on the target amount; if the highest level of performance is assumed, the market value of the unvested PSUs would be $1,191,271, in each case calculated in the manner described in footnote (3).

(60) The number of PSUs reflected in the table is the threshold amount; the target number of shares subject to the awards is 12,450 and the maximum number of PSUs subject to the award is 15,563. The PSUs are eligible to vest on June 29, 2024, based on the level of the Company's performance measured by reference to the cumulative AB Adjusted OI objective for 2021–2023 established by the Compensation Committee, subject to Mr. Dixton's continued employment through that date.

(61) This value is based on the threshold amount; if the target amount level of performance is assumed, the market value of the unvested PSUs would be $953,048, and if the highest level of performance is assumed, the market value of the unvested PSUs would be $1,191,348, in each case calculated in the manner described in footnote (3).

(62) The number of PSUs reflected in the table is the threshold amount; the target number of PSUs subject to the award is 14,656 and the maximum number of PSUs subject to the award is 18,320. The PSUs are eligible to vest on March 30, 2025, based on the level of the Company's performance measured by reference to the cumulative AB Adjusted OI objective for 2022–2024 established by the Compensation Committee, subject to Mr. Dixton's continued employment through that date.

(63) This value is based on the threshold amount; if the target level of performance is assumed, the market value of the unvested PSUs would be $1,121,917, and if the highest level of performance is assumed, the market value of the unvested PSUs, calculated in the manner described in footnote (3), would be $1,402,396.

(64) These RSUs are eligible to vest in full on June 29, 2024, subject to Mr. Dixton's continued employment through that date.

(65) One-half of these RSUs are eligible to vest on each of December 19, 2024, and 2025 subject to Mr. Dixton's continued employment through the relevant vesting date.

For the impact the termination of the employment of each NEO would have on their equity awards, please see "—Potential Payments upon Termination or Change of Control" below.

OPTION EXERCISES AND STOCK VESTED FOR 2022

The table below provides information about the value realized by our NEOs during 2022 from the exercise of stock options and vesting of RSUs and PSUs:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Robert Kotick	—	—	—	—
Armin Zerza	—	—	95,836	7,374,823[2]
Daniel Alegre	—	—	33,126	2,662,005
Brian Bulatao	—	—	23,070	1,750,651[3]
Grant Dixton	—	—	28,256	2,162,467[4]

(1) The "Value Realized on Vesting" is computed by multiplying the number of shares of stock or units by the closing price of our Common Stock on The Nasdaq Stock Market on the vesting date (or, if that date is not a trading date, the immediately preceding trading date).

(2) Amount includes 58,013 shares with value realized of $4,402,607 which were originally scheduled to vest in 2023 but for which vesting was accelerated into 2022 as part of the actions taken by the Compensation Committee to mitigate the potential adverse tax consequences to the Company and Mr. Zerza of Section 280G and Section 4999 of the Code in connection with the proposed transaction with Microsoft, and are for purposes of 280G as described in "—Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements" above.

(3) Amount includes 9,910 shares with value realized of $752,070 which were originally scheduled to vest in 2023 but for which vesting was accelerated into 2022 as part of the actions taken by the Compensation Committee to mitigate the potential adverse tax consequences to the Company and Mr. Bulatao of Section 280G and Section 4999 of the Code in connection with the proposed transaction with Microsoft, and are for purposes of 280G as described in "—Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements" above.

(4) Amount includes 12,450 shares with value realized of $944,831 which were originally scheduled to vest in 2023 but for which vesting was accelerated into 2022 as part of the actions taken by the Compensation Committee to mitigate the potential adverse tax consequences to the Company and Mr. Dixton of Section 280G and Section 4999 of the Code in connection with the proposed transaction with Microsoft, and are for purposes of 280G as described in "—Actions to Mitigate Potential Impact of Certain Tax Provisions and Related Use of Acceleration and Clawback Agreements" above.

EMPLOYMENT AGREEMENTS

The following is a summary of the material terms of each employment agreement to which Activision Blizzard and an NEO were party during 2022, except for provisions regarding payments and benefits upon termination or a change of control, which are described under "—Potential Payments upon Termination or Change of Control" below. For details regarding any amounts payable to our NEOs if the proposed transaction with Microsoft closes, please see the Merger Proxy Statement. The description of the employment agreements referenced herein are limited in their entirety by the terms of those agreements, as filed as exhibits to our 2022 10-K.

Robert Kotick

Term & Title

Our founder, Robert Kotick, has served as our senior-most executive officer since 1991. Mr. Kotick is party to an employment agreement with us, dated as of October 1, 2016 (the "2016 Kotick Employment Agreement"), and amended on April 28, 2021 (such amendment, the "2021 Kotick Employment Agreement Amendment," and as so amended and clarified in the manner described in Item 5.02 of the Company's Current Report on Form 8-K filed with the SEC on June 21, 2021, and as further amended on April 25, 2023 and effective as of March 30, 2023, to extend the term of his employment agreement by 12 months to March 31, 2024 with no other changes to his agreement (the "Extension Amendment"), collectively, the "Kotick Employment Agreement"). Mr. Kotick's term of employment under the Kotick Employment Agreement began on October 1, 2016, and, pursuant to the Extension Amendment, continues through March 31, 2024.

October 2021 Commitments

In October 2021, Mr. Kotick asked that his total compensation be reduced to the lowest amount permitted to be paid to exempt employees under California law until the Company has made appropriate progress toward the achievement of the Transformational Goals. If and when the Workplace Responsibility Committee determines that the Company has made appropriate progress toward the achievement of the Transformational Goals, the Compensation Committee may increase Mr. Kotick's compensation to the levels provided in the Kotick Employment Agreement. Although Mr. Kotick has voluntarily reduced his total compensation, the Kotick Employment Agreement remains in full force and effect.

Base Salary

Mr. Kotick's annual base salary was $1.75 million as of January 1, 2017, and remained unchanged until 2020. In 2020, Mr. Kotick agreed to reduce his annual base salary for the year to $1.47 million and, in April 2021, pursuant to the 2021 Kotick Employment Agreement Amendment, further reduced it to $875,000, effective as of January 1, 2021. At his request, Mr. Kotick's annual base salary was reduced to $62,500, effective as of October 28, 2021.

> **Mr. Kotick requested that his annual base salary be reduced to the lowest amount permitted for exempt employees under California law until the Company has made appropriate progress toward achievement of the Transformational Goals (see "Corporate Governance Matters—Workplace and Culture—Actions to Enhance our Workplace Experience").**

If the Workplace Responsibility Committee concludes the Company has made appropriate progress toward the achievement of the Transformational Goals, Mr. Kotick's annual base salary will revert to $875,000 (and, pursuant to the terms of the Microsoft Merger Agreement, will not exceed $875,000). The Kotick Employment Agreement does not provide for an increase, or review, of Mr. Kotick's annual base salary.

Annual Bonus

Mr. Kotick is entitled to an annual bonus, with a target amount of 200% of his base salary. The form of such bonus (i.e., whether cash or equity), if any, is subject to the discretion of the Compensation Committee. While Mr. Kotick's annual bonus target, as a percentage of his salary, has remained unchanged during the term of the Kotick Employment Agreement, his actual opportunity has declined because of the reductions in his base salary

over the past two years. In addition, pursuant to the 2021 Kotick Employment Agreement Amendment, his *maximum* potential annual bonus is the target (i.e., 200% of his base salary). The 2021 Kotick Employment Agreement Amendment also increased the percentage of Mr. Kotick's target bonus opportunity for 2021 and 2022 that will be based on financial metrics—from 60% to 80%—and provides that the remaining 20% will be based on objective and measurable strategic ESG initiatives.

> **Notwithstanding the terms of the Kotick Employment Agreement, in October 2021, Mr. Kotick asked not to receive any bonus until the Company has made appropriate progress toward achievement of the Transformational Goals. As such, Mr. Kotick did not receive a bonus during 2021 or 2022.**

If and when the Workplace Responsibility Committee concludes the Company has made appropriate progress toward the achievement of the Transformational Goals, Mr. Kotick will be eligible to receive an annual bonus, as described above.

For more information about Mr. Kotick's annual bonus, see "—Compensation Discussion and Analysis—Elements of Our Executive Compensation Program for 2022—Corporate Annual Incentive Plan (CAIP) Bonuses" above.

Equity Awards

Mr. Kotick was, and is, entitled to equity awards pursuant to the terms of the Kotick Employment Agreement, as described below. The vesting of each of these awards was or will be, as the case may be, subject to Mr. Kotick's continued employment through the relevant vesting date.

2016 PSUs

As an inducement to enter into the 2016 Kotick Employment Agreement, on November 22, 2016, Mr. Kotick received an equity award consisting of PSUs where target performance would result in the vesting of 605,327 PSUs and maximum performance would result in the vesting of 250% of the target, or 1,513,317 PSUs. Please see the proxy statement for our 2021 annual meeting of shareholders filed with the SEC on Schedule 14A on May 3, 2021 for more information about that award.

2017 Equity Awards

On August 7, 2017, Mr. Kotick received equity awards consisting of options and PSUs.

2017 Stock Options

Mr. Kotick was awarded an option to purchase 190,712 shares of our Common Stock. These options were eligible to vest in full on December 31, 2021, or if earlier, following certification of certain performance criteria pursuant to Section 12 of the Kotick Employment Agreement. Pursuant to Section 12 of the Kotick Employment Agreement, these options vested on August 7, 2021. For more information, please see "—Shareholder Value Creation Incentive" below. Please see "—Outstanding Equity Awards at December 31, 2021" in our proxy statement filed on April 29, 2022 for more information about these stock options.

2017 PSUs (Relative TSR)

Mr. Kotick was awarded PSUs where target performance would result in the vesting of 71,988 PSUs and maximum performance would result in the vesting of 200% of the target, or 143,976 PSUs. These PSUs were eligible to vest on March 15, 2021, by reference to our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the period from the date of grant through December 31, 2020. These PSUs were canceled after the Compensation Committee determined that the cumulative TSR was less than the rate of return of the S&P 500 Total Return Index for the performance period.

2017 PSUs (Three-Year Cumulative AB Adjusted OI)

Mr. Kotick was also awarded PSUs where target performance would result in the vesting of 175,972 PSUs and maximum performance would result in the vesting of 250% of the target, or 439,930 PSUs. These PSUs were eligible to vest on March 31, 2021, based on (1) the level of the Company's performance measured by reference to both the cumulative AB Adjusted EPS for the period from July 1, 2017, through December 31, 2018, and the cumulative AB Adjusted OI for 2018-2020, or (2) following certification of certain performance criteria pursuant to Section 12 of the Kotick Employment Agreement. The Company's performance measured by reference to the cumulative AB Adjusted EPS for the period from July 1, 2017, through December 31, 2018, met the objective established by the Compensation Committee, but the Company's performance measured by reference to the cumulative AB Adjusted OI objective for 2018–2020 did not. However, the performance criteria set forth in Section 12 of the Kotick Employment Agreement were satisfied and, on August 7, 2021, 439,930 PSUs vested.

2018 Equity Awards

On November 21, 2018, Mr. Kotick received equity awards consisting of options and, on December 28, 2018, Mr. Kotick received equity awards consisting of PSUs.

2018 Stock Options

Mr. Kotick was awarded an option to purchase 925,057 shares of our Common Stock. These options were eligible to vest in full on December 31, 2022, or if earlier, following certification of certain performance criteria pursuant to Section 12 of the Kotick Employment Agreement. Pursuant to Section 12 of the Kotick Employment Agreement, these options vested on August 7, 2021. Please see "—Outstanding Equity Awards at December 31, 2022" above for more information about these stock options.

2018 PSUs (Relative TSR)

Mr. Kotick was awarded PSUs where target performance would result in the vesting of 54,230 PSUs and maximum performance would result in the vesting of 250% of the target, or 135,575 PSUs. These PSUs were eligible to vest on March 31, 2022, by reference to our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the period from the date of grant through December 31, 2021, or following certification of certain performance criteria pursuant to Section 12 of the Kotick Employment Agreement, at maximum performance. Pursuant to Section 12 of the Kotick Employment Agreement, on August 7, 2021, 135,575 PSUs vested.

2018 PSUs (Three-Year Cumulative AB Adjusted EPS)

Mr. Kotick was also awarded PSUs where target performance would result in the vesting of 106,838 PSUs and maximum performance would result in the vesting of 250% of the target, or 267,095 PSUs. These PSUs were eligible to vest on March 31, 2023, based on the level of the Company's performance measured by reference to the cumulative AB Adjusted EPS objective for 2020–2022 established by the Compensation Committee, or following certification of certain performance criteria pursuant to Section 12 of the Kotick Employment Agreement, at maximum performance. Pursuant to Section 12 of the Kotick Employment Agreement, on August 7, 2021, 267,095 PSUs vested.

2019 Equity Awards

On August 12, 2019, Mr. Kotick received equity awards consisting of options and PSUs.

2019 Stock Options

Mr. Kotick was awarded an option to purchase 1,086,109 shares of our Common Stock. These options were eligible to vest in full on December 31, 2023, or if earlier, following certification of certain performance criteria pursuant to Section 12 of the Kotick Employment Agreement. Pursuant to Section 12 of the

Kotick Employment Agreement, these options vested on August 7, 2021. Please see "—Outstanding Equity Awards at December 31, 2022" above for more information about these stock options.

2019 PSUs (Relative TSR)

Mr. Kotick was awarded PSUs where target performance would result in the vesting of 53,232 PSUs and maximum performance would result in the vesting of 250% of the target, or 133,080 PSUs. These PSUs were eligible to vest on March 31, 2023, by reference to our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the period from the date of grant through December 31, 2022, or following certification of certain performance criteria pursuant to Section 12 of the Kotick Employment Agreement, at maximum performance. Pursuant to Section 12 of the Kotick Employment Agreement, on August 7, 2021, 133,080 PSUs vested.

2019 PSUs (Three-Year Cumulative AB Adjusted EPS)

Mr. Kotick was also awarded PSUs where target performance would result in the vesting of 106,202 PSUs and maximum performance would result in the vesting of 250% of the target, or 265,505 PSUs. These PSUs were eligible to vest on March 31, 2022, based on the level of the Company's performance measured by reference to the cumulative AB Adjusted EPS objective for 2019-2021 established by the Compensation Committee, or following certification of certain performance criteria pursuant to Section 12 of the Kotick Employment Agreement, at maximum performance. Pursuant to Section 12 of the Kotick Employment Agreement, on August 7, 2021, 265,505 PSUs vested.

2020 Equity Awards

2020 Long-Term Performance Incentive

On September 9, 2020, Mr. Kotick received an equity award consisting of PSUs where target performance would result in the vesting of 226,159 PSUs and maximum performance would result in the vesting of 500% of the target, or 1,130,795 PSUs. In addition, on December 31, 2020, Mr. Kotick received an incremental equity award consisting of PSUs where target performance would result in the vesting of 107,701 PSUs and maximum performance would result in the vesting of 500% of the target, or 538,505 PSUs. Together, these equity awards represent the 2020 long-term performance grant contemplated by the 2016 Kotick Employment Agreement.

These PSUs were eligible to vest on March 1, 2021, by reference to our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the period from January 1, 2017, through December 31, 2020. After the Compensation Committee determined that our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the four-year performance period was approximately 27%, an aggregate of 1,669,300 PSUs vested on March 1, 2021.

2021 Long-Term Performance Incentive Granted in 2020

On December 31, 2020, Mr. Kotick received an equity award consisting of PSUs where target performance would result in the vesting of 232,633 PSUs and maximum performance would result in the vesting of 150% of the target, or 348,950 PSUs. Although the 2016 Kotick Employment Agreement contemplated a substantially higher award, Mr. Kotick and the Compensation Committee agreed that this award fully satisfied the expectations with respect to the 2021 long-term performance incentive contemplated by that agreement.

These PSUs were eligible to vest on March 31, 2022, based on the level of the Company's performance measured by reference to the cumulative AB Adjusted OI objective for 2017–2021 to be established by the Compensation Committee, or following certification of certain performance criteria pursuant to Section 12 of the Kotick Employment Agreement, at maximum performance. Pursuant to Section 12 of the Kotick Employment Agreement, on August 7, 2021, 348,950 PSUs vested.

Potential 2021 and 2022 Long-Term Incentive Awards

Pursuant to the 2021 Kotick Employment Agreement Amendment, Mr. Kotick is entitled to receive an award of PSUs in each of 2021 and 2022. If and when granted, the grant date value of any such award is limited to the 50th percentile of the aggregate grant date values of the long-term incentive grants made to the chief executive officers of our then-applicable peer group, as determined by the Compensation Committee. If and when granted, each award will be eligible to vest by reference to a cumulative financial metric for a three-year period to be established by the Compensation Committee, and a portion of each will be tied to a comparison between our TSR and the TSR of that peer group.

Notwithstanding the terms of the Kotick Employment Agreement, in October 2021, Mr. Kotick asked not to receive any equity awards until the Company has made appropriate progress toward achievement of the Transformational Goals. As such, Mr. Kotick did not receive any equity awards during 2021 or 2022.

If and when the Workplace Responsibility Committee concludes the Company has made appropriate progress toward achievement of the Transformational Goals, Mr. Kotick will be eligible to receive an equity award as required under the Kotick Employment Agreement, as described above. Under the terms of the Microsoft Merger Agreement, any such grant may consist only of time-based RSUs and the grant date value of any such award is limited to the lesser of (1) the 50th percentile of the aggregate grant date values of the long-term incentive grants made to the chief executive officers of our then-applicable peer group and (2) $22,000,000.

Shareholder Value Creation Incentive

The "shareholder value creation incentive" will not apply to any long-term incentive awards granted after April 28, 2021—the date of the 2021 Kotick Employment Agreement Amendment—and does not apply to any outstanding awards.

Section 12 of the Kotick Employment Agreement provided that, subject to Mr. Kotick's continued employment, if, at any time before December 31, 2021, the average closing price of our Common Stock on The Nasdaq Stock Market was (a) at least two times the average closing price of our Common Stock on The Nasdaq Stock Market during the period from October 1, 2016, to December 31, 2016 (i.e., the average closing price was at least two times $39.98, or $79.96, per share, subject to adjustments by the Compensation Committee to prevent dilution or enlargement as a result of any dividend, stock split, or substantially similar change in our capital structure), and (b) remained at or above that level for at least 90 consecutive trading days, the equity awards granted to Mr. Kotick during 2017, 2018, 2019, and 2020 that were then outstanding (with the exception of the 2017 and 2020 PSUs that vest by reference to our relative TSR performance) would vest (assuming, for all performance-based awards, maximum performance). On August 7, 2021, the Compensation Committee certified that the closing trading price of a share of our Common Stock had equaled or exceeded $79.96 and remained at or above that level for more than 90 consecutive trading days.

Transformative Transaction Award

The "transformative transaction award" was never triggered and the applicability of it was eliminated from the Kotick Employment Agreement in April 2021 by the 2021 Kotick Employment Agreement Amendment. Please see the proxy statement for our 2021 annual meeting of shareholders filed with the SEC on Schedule 14A on May 3, 2021 (as revised) for further information about this award.

Other Benefits

Mr. Kotick is entitled to participate in all benefit plans generally available to our executive officers. In addition, we are (and have been since March 16, 2022) required to reimburse him for up to $80,000 per year of premiums in respect of life insurance policies until the tenth anniversary of his employment agreement (i.e., October 1, 2026); through March 15, 2022, we were, instead, required to maintain a supplemental term life insurance policy in the amount of $18 million for the benefit of his estate. Further, we have agreed to pay reasonable expenses related to Mr. Kotick's use of non-commercial transportation services for business-related travel, including any such services provided by a Federal Aviation Administration-certified charter operator indirectly owned and managed by him. Please see "Certain Relationships and Related Person Transactions—Relationships and Transactions—Business Use of Aircraft Indirectly Owned by Our Chief Executive Officer" for more information about our arrangement with this charter operator.

Restrictive Covenants

Until the second anniversary of the expiration of the term of his employment under the Kotick Employment Agreement, Mr. Kotick is restricted from soliciting the employment of anyone then employed by the Company or our affiliates (or anyone who was employed by us or them during the then-most recent six-month period). Mr. Kotick is also prohibited from competing with us during the term of his employment under the Kotick Employment Agreement.

In addition, during the term of his employment under the Kotick Employment Agreement, Mr. Kotick is prohibited from disclosing or using our confidential or proprietary information except as required in the course of his employment and, until the second anniversary of the expiration of the term of his employment under the agreement, he cannot use such information to induce any of our, or any of our affiliates', employees or business partners to terminate or alter their relationship with us.

Armin Zerza

Term & Title

Armin Zerza is party to the Zerza Employment Agreement, pursuant to which he serves as our Chief Financial Officer. Mr. Zerza's term of employment under the Zerza Employment Agreement began on April 1, 2021 and continues through March 31, 2024 (subject to our right to extend such term for an additional year and, again, for a second additional year if we determine that, by March 31, 2025, he has received, or will receive, at least twice the value of his target compensation under the Zerza Employment Agreement).

Base Salary

Mr. Zerza's annual base salary was $800,000 as of April 1, 2021 under the Zerza Employment Agreement, which provides that his base salary will be periodically reviewed and may be increased at the Compensation Committee's discretion.

Annual Bonus

Mr. Zerza is eligible for an annual bonus under the CAIP with a target amount of 150% of his base salary. The actual amount of any bonus paid to Mr. Zerza under the CAIP will be determined by the Compensation Committee and may be based on, among other things, his overall performance and the Company's performance. The form of any such bonus (i.e., whether cash, equity, or some combination thereof) is subject to the discretion of the Compensation Committee. For more information about Mr. Zerza's annual bonus, see "—Compensation Discussion and Analysis—Elements of Our Executive Compensation Program for 2022—Corporate Annual Incentive Plan (CAIP) Bonuses" above.

Contract Inducement

As an inducement to enter into the Zerza Employment Agreement, on May 6, 2021, Mr. Zerza received an equity award consisting of stock options, RSUs, and PSUs. The vesting of each of these awards was or is, as the case may be, subject to Mr. Zerza's continued employment through the relevant vesting date.

Stock Options

Mr. Zerza was awarded 123,853 stock options, one-half of which are eligible to vest on each of March 31, 2024, and 2025. Please see "—Outstanding Equity Awards at December 31, 2022" above for more information about these stock options.

RSUs

Mr. Zerza was awarded 10,749 RSUs, one-third of which are eligible to vest on each of March 31, 2022, 2023, and 2024. Please see "—Grants of Plan-Based Awards for 2022" and "—Outstanding Equity Awards at December 31, 2022" above for more information about these RSUs.

PSUs (AB Adjusted OI)

Mr. Zerza was also awarded PSUs where target performance would result in the vesting of 38,697 PSUs. One-half of this award is eligible to vest on each of March 31, 2024, and 2025, in each case based on the level of the Company's performance measured by reference to the AB Adjusted OI objective established by the Compensation Committee for the three-year period immediately preceding such vesting date, as follows:

OI (actual vs. 3YP)	PSUs vesting on each of March 31, 2024, and 2025
<90%	0%
90%	50% of each target of 19,349*
100%	100% of each target of 19,349*
≥125%	125% of each target of 19,349

* If actual performance is between any two points, the number of PSUs that vest will be determined using straight-line interpolation.

Please see "—Outstanding Equity Awards at December 31, 2022" above for more information about these PSUs.

PSUs (Relative TSR)

Mr. Zerza was also awarded PSUs where target performance would result in the vesting of 25,798 PSUs. One-half of this award is eligible to vest on March 31, 2024 by reference to our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the period from January 1, 2021, through December 31, 2023, and the other half of this award is eligible to vest on March 31, 2025, by reference to our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the period from January 1, 2022, through December 31, 2024, as follows:

TSR minus the rate of return of the S&P 500 Total Return Index	PSUs vesting on March 31, 2024, and 2025
<10.8 percentage points	0%
10.8 percentage points	50% of each target of 12,899*
12 percentage points	100% of each target of 12,899*
≥15 percentage points or more	125% of each target of 12,899

* If actual performance is between any two points, the number of PSUs that vest will be determined using straight-line interpolation.

Each tranche of this award vests only if our TSR is positive during the relevant performance period.

Our TSR is measured by reference to the increase or decrease, as the case may be, between the average of the closing price of our Common Stock on The Nasdaq Stock Market for the 30 trading days ended on the first available trading date of the measurement period (i.e., $83.80 for the first tranche of the award and $61.64 for the second) and the average of the closing price of our Common Stock on The Nasdaq Stock Market for the 30 trading days ended on the last date of the measurement period. The rate of return of the S&P 500 Total Return Index is measured by reference to the increase or decrease, as the case may be, between the average of the closing value of the S&P 500 Total Return Index for the thirty trading days ended on the first available trading date of the measurement period (i.e., $7,575.70 for the first tranche of the award and $9,787.82 for the second) and the average of the closing value of the S&P 500 Total Return Index for the 30 trading days ended on the last date of the measurement period.

Please see "—Grants of Plan-Based Awards for 2022" and "—Outstanding Equity Awards at December 31, 2022" above for more information about these PSUs.

Annual Equity Awards

Annual Equity Awards (Annual Performance)

Mr. Zerza is eligible to receive annual equity grants of PSUs (1) with vesting based on the achievement of AB Adjusted OI objectives set forth in our AOP, with a target value of $469,000 per year, (2) with vesting based on the achievement of AB Adjusted EPS objectives set forth in our AOP, with a target value of $938,000 per year, and (3) with vesting based on our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the year following the grant, with a target value of $469,000 per year. The vesting of each of these awards was or is, as the case may be, subject to Mr. Zerza's continued employment through the relevant vesting date.

On November 4, 2021, Mr. Zerza was awarded PSUs where target performance would result in the vesting of 6,874 PSUs. One-third of this award is eligible to vest on each of March 30, 2023, 2024, and 2025, in each case based on the level of the Company's performance measured by reference to the AB Adjusted OI objective set forth in our AOP for the year immediately preceding such vesting date, as follows:

OI (actual vs. AOP)	PSUs vesting on March 30, 2023, 2024, and 2025
<90%	0%
90%	50% of annual target of 2,291*
100%	100% of annual target of 2,291*
≥125%	125% of annual target of 2,291

* If actual performance is between any two points, the number of PSUs that vest will be determined using straight-line interpolation.

Please see "—Outstanding Equity Awards at December 31, 2022" above for more information about these PSUs.

On November 4, 2021, Mr. Zerza was also awarded PSUs where target performance would result in the vesting of 13,748 PSUs. One-third of this award is eligible to vest on each of March 30, 2023, 2024, and 2025, in each case based on the level of the Company's performance measured by reference to the AB Adjusted EPS objective set forth in our AOP for the year immediately preceding such vesting date, as follows:

EPS (actual vs. AOP)	PSUs vesting on March 30, 2023, 2024, and 2025
<90%	0%
90%	50% of annual target of 4,583*
100%	100% of annual target of 4,583*
≥125%	125% of annual target of 4,583

* If actual performance is between any two points, the number of PSUs that vest will be determined using straight-line interpolation.

Please see "—Outstanding Equity Awards at December 31, 2022" above for more information about these PSUs.

On November 4, 2021, Mr. Zerza was also awarded PSUs where target performance would result in the vesting of 6,874 PSUs. One-third of this award is eligible to vest on each of March 30, 2023, 2024, and 2025, in each case by reference to our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the year immediately preceding the vesting date, as follows:

TSR minus the rate of return of the S&P 500 Total Return Index	PSUs vesting on March 30, 2023, 2024, and 2025
<10 percentage points	0%
10 percentage points	100% of annual target of 2,291*
≥12.5 percentage points or more	125% of annual target of 2,291

* If actual performance is between the two points, the number of PSUs that vest will be determined using straight-line interpolation.

Each tranche of this award vests only if our TSR is positive during the relevant performance period.

Our TSR is measured by reference to the increase or decrease, as the case may be, between the average of the closing price of our Common Stock on The Nasdaq Stock Market for the 30 trading days ended on the first available trading date of the measurement period (i.e., $61.64 for the first tranche of the award) and the average of the closing price of our Common Stock on The Nasdaq Stock Market for the 30 trading days ended on the last date of the measurement period. The rate of return of the S&P 500 Total Return Index is measured by reference to the increase or decrease, as the case may be, between the average of the closing value of the S&P 500 Total Return Index for the thirty trading days ended on the first date of the measurement period (i.e., $9,787.82 for the first tranche of the award) and the average of the closing value of the S&P 500 Total Return Index for the 30 trading days ended on the last date of the measurement.

Please see "—Outstanding Equity Awards at December 31, 2022" above for more information about these PSUs.

Annual Equity Awards (Three-Year Performance)

Mr. Zerza is eligible to receive annual equity grants of PSUs (1) with vesting based on the achievement of a cumulative AB Adjusted OI objective for the three years following the grant established by the Compensation Committee, with a target value of $375,000 per year, (2) with vesting based on the achievement of a cumulative AB Adjusted EPS objective for the three

years following the grant established by the Compensation Committee, with a target value of $750,000 per year, and (3) with vesting based on our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the three years following the grant, with a target value of $375,000 per year. The vesting of each of these awards was or is, as the case may be, subject to Mr. Zerza's continued employment through the relevant vesting date.

On November 4, 2021, Mr. Zerza was awarded PSUs where target performance would result in the vesting of 5,496 PSUs. This award is eligible to vest in full on March 30, 2025, based on the level of the Company's performance measured by reference to the cumulative AB Adjusted OI objective established by the Compensation Committee for 2022–2024, as follows:

OI (actual vs. 3YP)	PSUs vesting on March 30, 2025
<90%	0%
90%	50% of target of 5,496*
100%	100% of target of 5,496*
≥125%	125% of target of 5,496

* If actual performance is between any two points, the number of PSUs that vest will be determined using straight-line interpolation.

Please see "—Outstanding Equity Awards at December 31, 2022" above for more information about these PSUs.

On November 4, 2021, Mr. Zerza was also awarded PSUs where target performance would result in the vesting of 10,992 PSUs. This award is eligible to vest in full on March 30, 2025, based on the level of the Company's performance measured by reference to the cumulative AB Adjusted EPS objective established by the Compensation Committee for 2022–2024, as follows:

EPS (actual vs. 3YP)	PSUs vesting on March 30, 2025
<90%	0%
90%	50% of target of 10,992*
100%	100% of target of 10,992*
≥125%	125% of target of 10,992

* If actual performance is between any two points, the number of PSUs that vest will be determined using straight-line interpolation.

Please see "—Outstanding Equity Awards at December 31, 2022" above for more information about these PSUs.

On November 4, 2021, Mr. Zerza was also awarded PSUs where target performance would result in the vesting of 5,496 PSUs. This award is eligible to vest in full on March 30, 2025, by reference to our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the period from January 1, 2022, through December 31, 2024, as follows:

TSR minus the rate of return of the S&P 500 Total Return Index	PSUs vesting on March 30, 2025
<10.8 percentage points	0%
10.8 percentage points	50% of target of 5,496*
12 percentage points	100% of target of 5,496*
≥15 percentage points or more	125% of target of 5,496

* If actual performance is between any two points, the number of PSUs that vest will be determined using straight-line interpolation.

Each tranche of this award vests only if our TSR is positive during the relevant performance period.

Our TSR is measured by reference to the increase or decrease, as the case may be, between the average of the closing price of our Common Stock on The Nasdaq Stock Market for the 30 trading days ended on the first available trading date of the measurement period (i.e., $61.64) and the average of the closing price of our Common Stock on The Nasdaq Stock Market for the 30 trading days ended on the last date of the measurement period. The rate of return of the S&P 500 Total Return Index is measured by reference to the increase or decrease, as the case may be, between the average of the closing value of the S&P 500 Total Return Index for the thirty trading days ended on the first date of the measurement period (i.e., $9,787.82) and the average of the closing value of the S&P 500 Total Return Index for the 30 trading days ended on the last date of the measurement period.

Please see "—Outstanding Equity Awards at December 31, 2022" above for more information about these PSUs.

For 2022, annual equity awards were granted as RSUs, rather than the mix of PSUs described in Mr. Zerza's employment agreement, as we are restricted from granting PSUs under the Microsoft Merger Agreement. Please see "—Grants of Plan-Based Awards for 2022" and "—Outstanding Equity Awards at December 31, 2022" above for information about the RSUs Mr. Zerza was awarded in 2022.

Potential Increases to Total Compensation

If we exercise both of our one-year options and extend Mr. Zerza's term under the Zerza Employment Agreement through March 31, 2026, then, during the final year of his term, Mr. Zerza's annual bonus target and the target value of his annual equity grant will each be increased, as needed, to be at least equal to the median annual target bonus and target value of the annual equity grant awarded to similarly-situated executives of our then-applicable peer group in the prior year, as adjusted by our Chief Executive Officer, at his discretion and with the approval of the Compensation Committee. In addition, if the Compensation Committee determines that our performance is in the top 25th percentile of our then-applicable peer group in 2025 or later, our Chief Executive Officer, at his discretion and with the approval of the Compensation Committee, may increase Mr. Zerza's compensation up to the average compensation awarded to the chief financial officers in that quartile of the companies in the peer group.

Other Benefits

Mr. Zerza is entitled to participate in all benefit plans generally available to our executive officers, and we are required to maintain a $2 million supplemental term life insurance policy for the benefit of his estate throughout the term of Mr. Zerza's employment under the Zerza Employment Agreement.

Restrictive Covenants

Until the second anniversary of the termination of his employment, Mr. Zerza is restricted from soliciting the employment of anyone then employed or otherwise engaged by the Company. In addition, Mr. Zerza is prohibited from disclosing or using our confidential or proprietary information during his employment, except as required in the course of his employment, and at all times following the termination of his employment. Mr. Zerza is also not permitted to seek or negotiate for other employment before the final six months of the term of his employment under the Zerza Employment Agreement. Finally, Mr. Zerza is prohibited from competing with us or any of our subsidiaries during the term of his employment under the Zerza Employment Agreement and is restricted from inducing any of our business partners to terminate or alter their relationship with us while he is our employee.

Prior Zerza Employment Agreement

Prior to entering into the Zerza Employment Agreement in connection with his election as our Chief Financial Officer on April 1, 2021, Mr. Zerza's compensation for 2021 was governed by the Prior Zerza Agreement.

Term & Title

During 2021, Mr. Zerza served as our Chief Commercial Officer and the Chief Operating Officer of Blizzard until his election as our Chief Financial Officer.

Base Salary

During 2021, prior to his election as our Chief Financial Officer, Mr. Zerza's annual base salary under the Prior Zerza Employment Agreement was $633,500.

Annual Bonus

Under the Prior Zerza Employment Agreement, Mr. Zerza was eligible for an annual bonus under the CAIP with a target amount of 75% of his base salary, the actual amount of which, if any, was determined by the Compensation Committee based on, among other things, his overall performance and the Company's performance.

Blizzard Profit Sharing Plan

Under the Prior Zerza Employment Agreement, Mr. Zerza was eligible to participate in the BPSA, a program that predates our 2008 combination with Vivendi Games and provides employees of Blizzard the opportunity to share in the earnings generated by Blizzard. Pursuant to the Prior Zerza Employment Agreement, Mr. Zerza was eligible for an annual portion of the "profit sharing pool" established pursuant to the BPSA, with a target amount of 1.7% of that pool and a maximum of 2.3% of that pool, in each case prorated for any partial year of service. The actual amount of any payment Mr. Zerza was eligible to receive under the BPSA was determined by the Company based on, among other things, the amount of the profit sharing pool, if any, generated pursuant to the terms of the BPSA, Mr. Zerza's overall performance, and the Company's performance. For more information about Mr. Zerza's participation in the BPSA, see "—Summary Compensation Table" above.

Equity Awards

As an inducement to enter into the Prior Zerza Employment Agreement, Mr. Zerza received an equity award consisting of stock options and PSUs and was eligible to receive annual equity awards consisting of PSUs and stock options. For more information about the equity awards to Mr. Zerza granted pursuant to the Prior Zerza Employment Agreement that were outstanding as of December 31, 2021, see "—Outstanding Equity Awards" above.

Daniel Alegre

Term & Title

Daniel Alegre was party to the Alegre Employment Agreement, pursuant to which he served as our President and Chief Operating Officer. Mr. Alegre's term of employment under the Alegre Employment Agreement began on April 7, 2020, and continued through March 31, 2023, after which he left the Company for another opportunity.

Base Salary

Mr. Alegre's annual base salary was $1.35 million as of April 7, 2020 under the Alegre Employment Agreement, which provided that his base salary would be periodically reviewed and was eligible to be increased—but not decreased—at the Compensation Committee's discretion.

Annual Bonus

Mr. Alegre was eligible for an annual bonus under the CAIP with a target amount of 100% of his base salary.

He also had an opportunity to increase his CAIP target each year by up to 100% of his base salary if AB Adjusted EPS was at least 10% greater than the EPS Objective (i.e., the higher of (x) the AB Adjusted EPS objective set forth in our AOP for the immediately preceding year and (y) the immediately preceding year's actual AB Adjusted EPS), such that his total target bonus opportunity under the CAIP for any year could be up to 200% of his base salary, as follows:

EPS (actual vs. EPS Objective)	Change in Mr. Alegre's target bonus
<110%	No change
110%	Increased to 110% of base salary*
≥120%	Increased to 200% of base salary

* If actual performance was between 110% and 120%, the amount by which Mr. Alegre's target bonus would be increased would be determined using straight-line interpolation.

The actual amount of any bonus paid to Mr. Alegre under the CAIP was to be determined by the Compensation Committee and was to be based on, among other things, his overall performance and the Company's performance. The form of any such bonus (i.e., whether cash, equity, or some combination thereof) was subject to the discretion of the Compensation Committee. For more information about Mr. Alegre's annual bonus, see "—Compensation Discussion and Analysis—Elements of Our Executive Compensation Program for 2022—Corporate Annual Incentive Plan (CAIP) Bonuses" above.

Contract Inducement

As an inducement to enter into the Alegre Employment Agreement, on May 7, 2020, Mr. Alegre received an equity award consisting of performance-vesting stock options and PSUs. Please see "—Grants of Plan-Based Awards for 2022" and "—Outstanding Equity Awards at December 31, 2022" above and the proxy statement for our 2021 annual meeting of shareholders filed with the SEC on Schedule 14A on May 3, 2021 for more information about that award.

Mr. Alegre also received a payment of $2.5 million in cash shortly after he commenced employment. If his employment had been terminated before the first anniversary of the effective date of the Alegre Employment Agreement (i.e., before April 7, 2021), Mr. Alegre would have had to repay the bonus in full, unless the termination had been by us without cause, by him for good reason, or due to his death or disability. If his employment had been terminated before April 7, 2022, for any such reason, Mr. Alegre would have had to repay one-half of the bonus payment.

These inducements were directly related to outstanding unvested equity granted to Mr. Alegre by his former employer, which he forfeited by leaving such employment and coming to work for the Company.

Annual Equity Awards

Mr. Alegre was eligible to receive annual equity grants of PSUs with two types of performance conditions: (1) PSUs with vesting based on the achievement of a cumulative AB Adjusted OI objective for the three years following the grant established by the Compensation Committee, with a target value of $3 million per year; and (2) PSUs with vesting based on the achievement of the EPS Objective, with a target value of $2.5 million per year.

Mr. Alegre renounced the PSUs he was awarded on November 4, 2021, when he was notified that they had been approved. He was not provided any other form of compensation in lieu of the renounced awards.

Given his planned departure, Mr. Alegre did not receive an annual equity award in 2022.

Other Benefits

Mr. Alegre was entitled to participate in all benefit plans generally available to our executive officers, and we were required to maintain a $5 million supplemental term life insurance policy for the benefit of his estate. In addition, as an inducement to enter into the Alegre Employment Agreement and to replace a comparable benefit provided by his prior employer, the Alegre Employment Agreement provided that we would maintain a $5 million supplemental term life insurance policy for the benefit of his wife's estate throughout the term of Mr. Alegre's employment under the Alegre Employment Agreement.

He also received certain relocation assistance. He would have had to repay that assistance if his employment had been terminated for any reason other than by us without cause, by him for good reason, or due to his death or disability, before the first anniversary of the effective date of the Alegre Employment Agreement (i.e., before April 7, 2021).

Restrictive Covenants

Until the second anniversary of the termination of his employment, Mr. Alegre is restricted from soliciting the employment of anyone then employed or otherwise engaged by the Company or our subsidiaries. In addition, Mr. Alegre is prohibited from disclosing or using our confidential or proprietary information during his employment, except as required in the course of his employment, and at all times following the termination of his employment. Mr. Alegre also was not permitted to seek or negotiate for other employment before the final six months of the term of his employment under the Alegre Employment Agreement. Finally, Mr. Alegre was prohibited from competing with us or any of our subsidiaries during the term of his employment under the Alegre Employment Agreement and was restricted from inducing any of our, or any of our subsidiaries', business partners to terminate or alter their relationship with us or any of our subsidiaries while he was our employee.

Brian Bulatao

Term & Title

Brian Bulatao is party to the Bulatao Employment Agreement, pursuant to which he serves as our Chief Administrative Officer. Mr. Bulatao's term of employment under the Bulatao Employment Agreement began on February 1, 2021, and continues through March 31, 2024.

Base Salary

Mr. Bulatao's annual base salary was $1 million as of February 1, 2021 under the Bulatao Employment Agreement, which provides that his base salary will be periodically reviewed and may be increased—but not decreased—at the Compensation Committee's discretion.

Annual Bonus

Mr. Bulatao is eligible for an annual bonus under the CAIP with a target amount of 100% of his base salary. The actual amount of any bonus paid to Mr. Bulatao under the CAIP will be determined by the Compensation Committee and may be based on, among other things, his overall performance and the Company's performance. The form of any such bonus (i.e., whether cash, equity, or some combination thereof) is subject to the discretion of the Compensation Committee. For more information about Mr. Bulatao's annual bonus, see "—Compensation Discussion and Analysis—Elements of Our Executive Compensation Program for 2022—Corporate Annual Incentive Plan Bonuses" above.

Contract Inducement

As an inducement to enter into the Bulatao Employment Agreement, on March 9, 2021, Mr. Bulatao received an equity award consisting of performance-vesting stock options and PSUs and a cash payment with a two-year clawback. The vesting of each of these awards was or is, as the case may be, subject to Mr. Bulatao's continued employment through the relevant vesting date.

Performance-Vesting Stock Options

Mr. Bulatao was awarded 47,240 performance-vesting stock options, one-third of which are eligible to vest on each of March 30, 2022, 2023, and 2024, in each case if the AB Adjusted OI for the year immediately preceding such vesting date is 50% or more of the AB Adjusted OI objective set forth in our AOP for that year. Please see "—Grants of Plan-Based Awards for 2022" and "—Outstanding Equity Awards at December 31, 2022" above for more information about these stock options.

PSUs (AB Adjusted OI)

Mr. Bulatao was also awarded PSUs where target performance would result in the vesting of 27,027 PSUs. One-third of this award is eligible to vest on each of March 30, 2022, 2023, and 2024, in each case based on the level of the Company's performance measured by reference to the AB Adjusted OI objective set forth in our AOP for the year immediately preceding such vesting date, as follows:

OI (actual vs. AOP)	PSUs vesting on March 30, 2022, 2023, and 2024
<90%	0%
90%	90% of annual target of 9,009*
≥200%	200% of annual target of 9,009*

* If actual performance is between any the points, the number of PSUs that vest will be determined using straight-line interpolation.

Please see "—Grants of Plan-Based Awards for 2022" and "—Outstanding Equity Awards at December 31, 2022" above for more information about these PSUs.

PSUs (AB Adjusted EPS)

Mr. Bulatao was also awarded PSUs where target performance would result in the vesting of 10,811 PSUs. One-third of this award is eligible to vest on each of March 30, 2022, 2023, and 2024, in each case based on the level of the Company's performance measured by reference to the AB Adjusted EPS objective set forth in our AOP for the year immediately preceding such vesting date, as follows:

EPS (actual vs. AOP)	PSUs vesting on March 30, 2022, 2023, and 2024
<100%	0%
100%	100% of annual target of 3,604*
≥200%	200% of annual target of 3,604*

*   If actual performance is between the two points, the number of PSUs that vest will be determined using straight-line interpolation.

Please see "—Grants of Plan-Based Awards for 2022" and "—Outstanding Equity Awards at December 31, 2022" above for more information about these PSUs.

PSUs (Relative TSR)

Mr. Bulatao was also awarded PSUs where target performance would result in the vesting of 10,811 PSUs.

One half of this award is eligible to vest in three equal tranches on each of March 30, 2022, 2023, and 2024, by reference to our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the period from (1) the date on which Mr. Bulatao's employment under the Bulatao Employment Agreement began (i.e., February 1, 2021) through December 31, 2021, (2) January 1, 2022, through December 31, 2022, and (3) January 1, 2023, through December 31, 2023, respectively, as follows:

TSR minus the rate of return of the S&P 500 Total Return Index	PSUs vesting on March 30, 2022, 2023, and 2024
≥10 percentage points or more	100% of annual target of 1,802

The other half of this award is eligible to vest on March 30, 2024, by reference to our cumulative TSR as compared to the rate of return of the S&P 500 Total Return Index for the period from the date on which Mr. Bulatao's employment under the Bulatao Employment Agreement began (i.e., February 1, 2021) through December 31, 2023, as follows:

TSR minus the rate of return of the S&P 500 Total Return Index	PSUs vesting on March 30, 2024
≥10 percentage points or more	100% of target of 5,405

Each tranche of this award vests only if our TSR is positive during the relevant performance period.

Our TSR is measured by reference to the increase or decrease, as the case may be, between the average of the closing price of our Common Stock on The Nasdaq Stock Market for the 30 trading days ended on the first date of the measurement period (i.e., (1) $91.00 for both the first tranche of the first half of the award and the second half of the award and (2) $61.64 for the second tranche of the first half of the award) and the average of the closing price of our Common Stock on The Nasdaq Stock Market for the 30 trading days ended on the last date of the measurement period (i.e., $61.78 for the first tranche of the first half of the award). The rate of return of the S&P 500 Total Return Index is measured by reference to the increase or decrease, as the case may be, between the average of the closing value of the S&P 500 Total Return Index for the thirty trading days ended on the first date of the measurement period ((1) $7,784.82 for both the first tranche of the first half of the award and the second half of the award and (2) $9,787.82 for the second tranche of the first half of the award) and the average of the closing value of the S&P 500 Total Return Index for the 30 trading days ended on the last date of the measurement period (i.e., $9,780.89 for the first tranche of the first half of the award).

Please see "—Grants of Plan-Based Awards for 2022" and "—Outstanding Equity Awards at December 31, 2022" above for more information about these PSUs.

Long-Term Commitment Bonus

Mr. Bulatao received a payment of $500,000 in cash shortly after he commenced employment and an additional payment of $500,000 in cash shortly after the first anniversary of the effective date of the Bulatao Employment Agreement. If his employment had been terminated before December 31, 2021, Mr. Bulatao would have had to repay the first $500,000 payment unless the termination had been by us without cause, by him for good reason, or due to his death or disability. If his employment had been terminated before December 31, 2022, other than for any such reason, Mr. Bulatao would have had to repay the second $500,000 payment.

Annual Equity Awards

Mr. Bulatao is eligible to receive annual equity grants of PSUs, with vesting based on the achievement of a cumulative AB Adjusted OI objective for the three years following the grant established by the Compensation Committee, with a target value of $1 million per year. The vesting of each of these awards was or is, as the case may be, subject to Mr. Bulatao's continued employment through the relevant vesting date.

On March 9, 2021, Mr. Bulatao was awarded PSUs where target performance would result in the vesting of 10,811 PSUs. This award is eligible to vest in full on March 30, 2024, based on the level of the Company's performance measured by reference to the cumulative AB Adjusted OI objective established by the Compensation Committee for 2021–2023, as follows:

OI (actual vs. 3YP)	PSUs vesting on March 30, 2024
<90%	0%
90%	90% of target of 10,811*
100%	100% of target of 10,811*
≥125%	125% of target of 10,811

* If actual performance is between any two points, the number of PSUs that vest will be determined using straight-line interpolation.

Please see "—Outstanding Equity Awards at December 31, 2022" above for more information about these PSUs.

Additionally, on November 4, 2021, Mr. Bulatao was awarded PSUs where target performance would result in the vesting of 14,656 PSUs. This award is eligible to vest in full on March 30, 2025, based on the level of the Company's performance measured by reference to the cumulative AB Adjusted OI objective established by the Compensation Committee for 2022–2024, as follows:

OI (actual vs. 3YP)	PSUs vesting on March 30, 2025
<90%	0%
90%	50% of target of 14,656*
100%	100% of target of 14,656*
≥125%	125% of target of 14,656

* If actual performance is between any two points, the number of PSUs that vest will be determined using straight-line interpolation.

Please see "—Outstanding Equity Awards at December 31, 2022" above for more information about these PSUs.

For 2022, the annual equity awards were granted as RSUs, rather than the mix of PSUs described in Mr. Bulatao's employment agreement, as we are restricted from granting PSUs under the Microsoft Merger Agreement. Please see "—Grants of Plan-Based Awards for 2022" and "—Outstanding Equity Awards at December 31, 2022" above for information about the RSUs Mr. Bulatao was awarded in 2022.

Other Benefits

Mr. Bulatao is entitled to participate in all benefit plans generally available to our executive officers, and we are required to maintain a $2.5 million supplemental term life insurance policy for the benefit of his estate throughout the term of Mr. Bulatao's employment under the Bulatao Employment Agreement.

Restrictive Covenants

Until the second anniversary of the termination of his employment, Mr. Bulatao is restricted from soliciting the employment of anyone then employed or otherwise engaged by the Company. In addition, Mr. Bulatao is prohibited from disclosing or using our confidential or proprietary information during his employment, except as required in the course of his employment, and at all times following the termination of his employment. Mr. Bulatao is also not permitted to seek or negotiate for other employment before the final six months of the term of his employment under the Bulatao Employment Agreement. Finally, Mr. Bulatao is prohibited from competing with us or any of our subsidiaries during the term of his employment under the Bulatao Employment Agreement and is restricted from inducing any of our business partners to terminate or alter their relationship with us while he is our employee.

Grant Dixton

Term & Title

Grant Dixton is party to the Dixton Employment Agreement, pursuant to which he serves as our Chief Legal Officer. Mr. Dixton's term of employment under the Dixton Employment Agreement began on June 14, 2021, and continues through June 30, 2024 (subject to our right to extend such term for an additional year).

Base Salary

Mr. Dixton's annual base salary was $750,000 as of June 14, 2021 under the Dixton Employment Agreement, which provides that his base salary will be periodically reviewed and may be increased at the Compensation Committee's discretion.

Annual Bonus

Mr. Dixton is eligible for an annual bonus under the CAIP with a target amount of 75% of his base salary. The actual amount of any bonus paid to Mr. Dixton under the CAIP will be determined by the Compensation Committee and may be based on, among other things, his overall performance and the Company's performance. The form of any such bonus (i.e., whether cash, equity, or some combination thereof) is subject to the discretion of the Compensation Committee. For more information about Mr. Dixton's annual bonus, see "—Compensation Discussion and Analysis—Elements of Our Executive Compensation Program for 2022—Corporate Annual Incentive Plan Bonuses" above.

Contract Inducement

As an inducement to enter into the Dixton Employment Agreement, on August 5, 2021, Mr. Dixton received an equity award consisting of RSUs and PSUs and a cash payment with a three-year clawback. The vesting of each of these awards was or is, as the case may be, subject to Mr. Dixton's continued employment through the relevant vesting date.

RSUs

Mr. Dixton was awarded 24,900 RSUs, which vest in full on June 29, 2024. Please see "—Outstanding Equity Awards at December 31, 2022" above for more information about these RSUs.

PSUs (AB Adjusted OI)

Mr. Dixton was awarded PSUs where target performance would result in the vesting of 37,351 PSUs. One-third of this award is eligible to vest on each of June 29, 2022, and 2023, and one-sixth of this award is eligible to vest on each of June 29, 2024, and 2025, in each case based on the level of the Company's performance measured by reference to the AB Adjusted OI objective set forth in our AOP for the year immediately preceding such vesting date, as follows:

OI (actual vs. AOP)	PSUs vesting on each of June 29, 2022, and 2023	PSUs vesting on each of June 29, 2024, and 2025
<90%	0%	0%
90%	50% of annual target of 12,450*	50% of annual target of 6,225*
100%	100% of annual target of 12,450*	100% of annual target of 6,225*
≥125%	125% of target of 12,450	125% of annual target of 6,225

*   If actual performance is between any two points, the number of PSUs that vest will be determined using straight-line interpolation.

Please see "—Grants of Plan-Based Awards for 2022" and "—Outstanding Equity Awards at December 31, 2022" above for more information about these PSUs.

PSUs (AB Adjusted EPS)

Mr. Dixton was also awarded PSUs where target performance would result in the vesting of 37,351 PSUs. One-third of this award is eligible to vest on each of June 29, 2022, and June 29, 2023, and one-sixth of this award is eligible to vest on each of June 29, 2024, and June 29, 2025, in each case based on the level of the Company's performance measured by reference to the AB Adjusted EPS objective set forth in our AOP for the year immediately preceding such vesting date, as follows:

EPS (actual vs. AOP)	PSUs vesting on each of June 29, 2022, and 2023	PSUs vesting on each of June 29, 2024, and 2025
<90%	0%	0%
90%	50% of annual target of 12,450*	50% of annual target of 6,225*
100%	100% of annual target of 12,450*	100% of annual target of 6,225*
≥125%	125% of target of 12,450	125% of annual target of 6,225

* If actual performance is between any two points, the number of PSUs that vest will be determined using straight-line interpolation.

Please see "—Grants of Plan-Based Awards for 2022" and "—Outstanding Equity Awards at December 31, 2022" above for more information about these PSUs.

Long-Term Commitment Bonus

Mr. Dixton received a payment of $1.75 million in cash shortly after he commenced employment. If his employment had been terminated before June 29, 2022 (approximately the first anniversary of the effective date of the Dixton Employment Agreement), Mr. Dixton would have had to repay the payment in its entirety unless the termination is by us without cause, by him for good reason, or due to his death or disability. If his employment is terminated before June 29, 2023 (approximately the second anniversary of the effective date of the Dixton Employment Agreement), other than for any such reason, Mr. Dixton will have to repay two-thirds of such payment. If his employment is terminated before June 29, 2024 (approximately the third anniversary of the effective date of the Dixton Employment Agreement), other than for any such reason, Mr. Dixton will have to repay one-third of such payment.

Annual Equity Awards

Mr. Dixton is eligible to receive annual equity grants of PSUs, with vesting based on the achievement of a cumulative AB Adjusted OI objective for the three years following the grant established by the Compensation Committee, with a target value of $1 million per year.

On August 5, 2021, Mr. Dixton was awarded PSUs where target performance would result in the vesting of 12,450 PSUs. This award is eligible to vest in full on June 29, 2024, based on the level of the Company's performance measured by reference to the cumulative AB Adjusted OI objective for 2021–2023 established by the Compensation Committee, as follows:

OI (actual vs. 3YP)	PSUs vesting on June 29, 2024
<90%	0%
90%	50% of target of 12,450*
100%	100% of target of 12,450*
≥125%	125% of target of 12,450

* If actual performance is between any two points, the number of PSUs that vest will be determined using straight-line interpolation.

Please see "—Outstanding Equity Awards at December 31, 2022" above for more information about these PSUs.

Additionally, on November 4, 2021, Mr. Dixton was awarded PSUs where target performance would result in the vesting of 14,656 PSUs. This award is eligible to vest in full on March 30, 2025, based on the level of the Company's performance measured by reference to the cumulative AB Adjusted OI objective for 2022–2024 established by the Compensation Committee, as follows:

OI (actual vs. 3YP)	PSUs vesting on March 30, 2025
<90%	0%
90%	50% of target of 14,656*
100%	100% of target of 14,656*
≥125%	125% of target of 14,656

* If actual performance

Please see "—Outstanding Equity Awards at December 31, 2022" above for more information about these PSUs.

For 2022, annual equity awards were granted as RSUs, rather than the mix of PSUs described in Mr. Dixton's employment agreement, as we are restricted from granting PSUs under the Microsoft Merger Agreement. Please see "—Grants of Plan-Based Awards for 2022" and "—Outstanding Equity Awards at December 31, 2022" above for information about the RSUs Mr. Dixton was awarded in 2022.

Other Benefits

Mr. Dixton is entitled to participate in all benefit plans generally available to our executive officers, and we are required to maintain a $2 million supplemental term life insurance policy for the benefit of his estate throughout the term of Mr. Dixton's employment under the Dixton Employment Agreement.

He also received certain relocation assistance. He would have to repay that assistance if his employment had terminated for any reason other than by us without cause, by him for good reason, or due to his death or disability, before the first anniversary of the effective date of the Dixton Employment Agreement (i.e., before June 14, 2022).

Restrictive Covenants

Until the second anniversary of the termination of his employment, Mr. Dixton is restricted from soliciting the employment of anyone then employed or otherwise engaged by the Company. In addition, Mr. Dixton is prohibited from disclosing or using our confidential or proprietary information during his employment, except as required in the course of his employment, and at all times following the termination of his employment. Mr. Dixton is also not permitted to seek or negotiate for other employment before the final six months of the term of his employment under the Dixton Employment Agreement. Finally, Mr. Dixton is prohibited from competing with us or any of our subsidiaries during the term of his employment under the Dixton Employment Agreement and is restricted from inducing any of our business partners to terminate or alter their relationship with us while he is our employee.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The tables below outline the potential payments to our NEOs upon the occurrence of certain termination events or a change of control, assuming that each of these events occurred on December 31, 2022. Amounts shown do not include earned but unpaid salary, accrued but unused vacation, unreimbursed business expenses, and any amounts then due under our benefit plans, programs, or policies (collectively, "accrued obligations").

As described above (see "—Enhanced Severance Plan"), in connection with the proposed transaction with Microsoft, in March 2022, the Company approved the key terms of an enhanced severance plan, which provides enhanced severance benefits to some of our NEOs, in the event their employment is terminated under certain circumstances in connection with the proposed transaction with Microsoft.

Potential Payments upon Termination or Change of Control to Robert Kotick

Name and Type of Payment/Benefit	Death[1] ($)	Disability[1] ($)	Termination by Activision Blizzard For Cause[2] ($)	Termination by Activision Blizzard Without Cause or Termination by Employee for Good Reason[3] ($)	Termination by Activision Blizzard Without Cause or Termination by Employee for Good Reason Following a Change of Control[4] ($)	Termination Without Cause or by Employee for Good Reason Following a Change of Control of the Company Involving Microsoft[5] ($)
Robert Kotick						
Salary-based severance[6]	—	62,500	—	125,000	187,500	187,500
Lump-sum bonus-based severance[7]	—	—	—	9,454,420	14,181,630	14,181,630
Benefits continuation[8]	33,025	189,900	156,875	189,900	189,900	189,900
Impact on equity awards[9]	—	—	—	—	—	—
TOTAL	**33,025**	**252,400**	**156,875**	**9,769,320**	**14,559,030**	**14,559,030**

(1) Termination due to Death or Disability

Upon a termination due to death or disability (which termination due to disability is subject to certain advance notice requirements), Mr. Kotick would have received:

- any earned but unpaid bonuses for prior years (of which there were none as of December 31, 2022);

- an amount equal to the bonus he received under the CAIP for the year immediately preceding the year in which the termination occurs, prorated to reflect the number of days worked during the year in which the termination occurs;

- immediate vesting of his stock options (of which there were none that were unvested as of December 31, 2022), which would have remained exercisable for five years or, if earlier, until their original expiration date;

- continued vesting of his unvested PSUs (of which there were none as of December 31, 2022), based on the actual attainment of the underlying performance targets, as if his employment had not been terminated; and

- continuation of health/medical insurance benefits for him and his then-current spouse and minor children, if any, for a period of two years following his termination date.

Upon a termination due to disability, Mr. Kotick would also have received:

- an amount equal to 100% of his annual base salary (at the rate in effect on his termination date), payable in equal installments over the 12-month period following his termination date; and

- continuation of his supplemental life insurance benefits via our reimbursement of the premiums in respect of his existing policy until the tenth anniversary of his employment agreement (i.e., October 1, 2026).

(2) Termination for Cause

Upon a termination for cause, all of Mr. Kotick's unvested equity and vested but unexercised options would have been forfeited. Mr. Kotick would have received:

- any earned but unpaid bonuses for prior years (of which there were none as of December 31, 2022); and

- continuation of his supplemental life insurance benefits via our reimbursement of the premiums in respect of his existing policy until the tenth anniversary of his employment agreement (i.e., October 1, 2026).

Under the Kotick Employment Agreement, "cause" means a determination by our Board that Mr. Kotick: (1) engaged in an act of fraud or embezzlement in respect of us or our funds, properties, or assets; (2) was convicted of, or pled guilty or nolo contendere to, a felony under the laws of the U.S. or any state thereof; (3) engaged in willful misconduct or gross negligence in connection with the performance of his duties that has caused or is highly likely to cause severe harm to us; (4) was intentionally dishonest in the performance of his duties under his employment agreement and such dishonesty had a material adverse effect on us; or (5) materially breached his material obligations under his employment agreement.

(3) Termination Without Cause or for Good Reason

Upon a termination of employment by us without cause or by him for good reason, other than during the 12-month period following a change of control, Mr. Kotick would have received:

- any earned but unpaid bonuses for prior years (of which there were none as of December 31, 2022);

- a bonus under the CAIP for the year in which the termination occurred based on actual performance (of which there was none as of December 31, 2022), prorated to reflect the number of days worked during the year in which the termination occurs;

- an amount equal to 200% of his base salary (at the rate in effect on his termination date);

- an amount equal to 200% of his target annual bonus for 2016, the year in which the term of his employment under the Kotick Employment Agreement began (which was $4,727,210), payable in equal installments over the 12-month period following his termination date;

- immediate vesting of his stock options (of which there were none that were unvested as of December 31, 2022), which would have remained exercisable for five years or, if earlier, until their original expiration date;

- continued vesting of his unvested PSUs (of which there were none as of December 31, 2022), based on the actual attainment of the underlying performance targets, as if his employment had not been terminated;

- continuation of health/medical insurance benefits for him and his then-current spouse and minor children, if any, for a period of two years following his termination date; and

- continuation of his supplemental life insurance benefits via our reimbursement of the premiums in respect of his existing policy until the tenth anniversary of his employment agreement (i.e., October 1, 2026).

Under the Kotick Employment Agreement, subject to certain advance notice requirements and our right to cure, "good reason" means the occurrence of any of the following without Mr. Kotick's consent: (1) a reduction in his base salary or target annual bonus; (2) a material reduction in certain benefits to which he is contractually entitled; (3) the assignment to him of any duties materially inconsistent with his position, duties, responsibilities, authority, or status with us or a material adverse change in his duties, responsibilities, authorities, reporting responsibilities, titles, or offices as in effect before such assignment or change (including his ceasing to have the title of Chief Executive Officer of Activision Blizzard (or, following a change of control, our successor or ultimate parent entity)); (4) his failure to be nominated for election as a member of our Board; (5) our material breach or failure to perform, when due, any of our obligations under his employment agreement; (6) any purported termination of his employment in contravention of the notice provision of his employment agreement; (7) a good faith determination by him that he is not able to discharge his duties effectively by reason of directives from our Board requiring him to perform duties not directly related to our operations; or (8) any purported termination of his employment in violation of our Bylaws.

(4) Termination Without Cause or for Good Reason following a Change of Control

Upon a termination of employment by us without cause or by him for good reason during the 12-month period following a change of control, Mr. Kotick would have received:

- any earned but unpaid bonuses for prior years (of which there were none as of December 31, 2022);

- a bonus under the CAIP for the year in which the termination occurred based on actual performance (of which there was none as of December 31, 2022), prorated to reflect the number of days worked during the year in which the termination occurs;

- an amount equal to 300% of his base salary (at the rate in effect on his termination date);

- an amount equal to 300% of his target annual bonus for 2016, the year in which the term of his employment under the Kotick Employment Agreement began (which was $4,727,210), payable in equal installments over the 12-month period following his termination date;

- immediate vesting of his stock options (of which there were none that were unvested as of December 31, 2022), which would have remained exercisable until their original expiration date;

- continued vesting of his unvested PSUs (of which there were none as of December 31, 2022), based on the actual attainment of the underlying performance targets, as if his employment had not been terminated;

- continuation of health/medical insurance benefits for him and his then-current spouse and minor children, if any, for a period of two years following his termination date; and

- continuation of his supplemental life insurance benefits via our reimbursement of the premiums in respect of his existing policy until the tenth anniversary of his employment agreement (i.e., October 1, 2026).

To the extent that any amount would constitute a "parachute payment" within the meaning of Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, then the payments would be payable either (A) in full, notwithstanding that some or all of such payment may be subject to such excise tax or (B) in such lesser amount that would result in no portion of such payments being subject to such excise tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income or excise taxes (including such excise tax) results in Mr. Kotick receiving the greater amount on an after-tax basis.

Under the Kotick Employment Agreement, "change of control" means: (a) any person or group becomes the beneficial owner of 25% or more of our outstanding voting stock; (b) the failure of the directors who constituted our Board as of the effective date of his employment agreement (i.e., October 1, 2016) (or replacements for such directors who are approved by a majority of such directors) to constitute a majority of our Board, other than as a result of (x) voluntary resignations or removals for good cause or (y) appointments as a result of an actual or threatened proxy contest; or (c) a consolidation, merger, or sale of all or substantially all of our assets in which our shareholders immediately before such transaction do not retain in excess of 65% of the combined voting power of the entity resulting from that transaction in substantially the same proportion as their ownership of the voting securities of Activision Blizzard immediately before the transaction.

(5) Termination Without Cause or for Good Reason Following a Change of Control of the Company Involving Microsoft

Upon a termination of Mr. Kotick's employment without cause or for good reason following a Change of Control of the Company involving Microsoft on or before December 31, 2022, Mr. Kotick would not have received any enhanced payments or benefits beyond what he would have received in the event of such a termination following any other Change of Control of the Company. Instead, he would have received the same payments and benefits described in footnote (4), except his stock options would be treated as provided under the Microsoft Merger Agreement.

However, to the extent that any payments or benefits would have constituted a "parachute payment" within the meaning of Section 280G of the Code and would have been subject to the excise tax imposed by Section 4999 of the Code, then the payments would have been made in the amount that would have resulted in Mr. Kotick receiving the greatest amount on an after-tax basis.

(6) Salary-Based Severance

For purposes of this table, the rate of base salary used was the rate to which Mr. Kotick asked that his salary be reduced in October 2021— $62,500 the lowest amount permitted to be paid to exempt employees under California law. Although Mr. Kotick has voluntarily reduced his total compensation, the Kotick Employment Agreement remains in full force and effect.

(7) Lump-Sum Bonus-Based Severance

The amounts shown in the table represent:

- a multiple of Mr. Kotick's target bonus under the CAIP for a termination without cause or for good reason, as described in footnotes (3) and (4); and

- for all termination scenarios other than a termination for cause, a bonus for the year in which the termination occurred (or in the case of death or disability, the year before the year in which the termination occurred) based on actual performance for that year, prorated to reflect the number of days worked during the year in which the termination occurs.

Amounts shown for the pro rata bonus have already been disclosed in the Summary Compensation Table above.

(8) Continuation of Insurance Benefits

Please see footnotes (1)–(4) for a description of continuation of insurance benefits under the various termination scenarios. The amounts shown in the table represent the estimated cost to us for continuation of health/medical and/or life insurance benefits, as applicable, based on the cost to us of providing those benefits as of December 31, 2022.

(9) Impact on Equity

Please see footnotes (1), (3), (4) and (5) for a description of the impact of a termination of employment under the various termination scenarios on Mr. Kotick's equity awards. Mr. Kotick had no unvested equity outstanding as of December 31, 2022, so there are no amounts attributable to such awards for purposes of this table. For more information on the equity awards made to Mr. Kotick, see "—Employment Agreements—Robert Kotick" above.

Potential Payments upon Termination to Armin Zerza, Daniel Alegre, Brian Bulatao, and Grant Dixton*

Name and Type of Payment/Benefit	Death[1] ($)	Disability[1] ($)	Termination by Activision Blizzard For Cause[2] ($)	Termination by Activision Blizzard Without Cause or Termination by Employee for Good Reason[3] ($)	Termination by Activision Blizzard Without Cause or Termination by Employee for Good Reason Following a Change of Control[4] ($)	Termination Without Cause or by Employee for Good Reason Following a Change of Control of the Company Involving Microsoft[5] ($)
Armin Zerza						
Salary-based severance	1,600,000	1,000,000	—	1,000,000	1,000,000	—
Lump-sum bonus-based severance[6]	1,128,480	1,128,480	—	1,128,480	1,128,480	1,200,000
Additional severance	950,000[7]	950,000[7]	—[7]	950,000[7]	950,000[7]	4,000,000
Benefit continuation	—	—	—	—	—	52,321
Impact on equity awards	—[8]	—[8]	—[8]	—[8]	—[8]	19,606,160
TOTAL	**3,678,480**	**3,078,480**	**—**	**3,078,480**	**3,078,480**	**24,858,481**
Daniel Alegre						
Salary-based severance	2,700,000	337,500	—	337,500	337,500	337,500
Lump-sum bonus-based severance[6]	1,161,540	1,161,540	—	1,161,540	1,161,540	1,350,000
Additional severance	1,666,667[7]	1,666,667[7]	—[7]	1,666,667[7]	1,666,667[7]	1,666,667[7]
Impact on equity awards	—[8]	—[8]	—[8]	—[8]	—[8]	11,304,834
TOTAL	**5,528,207**	**3,165,707**	**—**	**3,165,707**	**3,165,707**	**14,659,001**
Brian Bulatao						
Salary-based severance	2,000,000	1,250,000	—	1,250,000	1,250,000	—
Lump-sum bonus-based severance[6]	940,400	940,400	—	940,400	940,400	1,000,000
Additional severance	950,000[7]	950,000[7]	—[7]	950,000[7]	950,000[7]	4,000,000
Benefit continuation	—	—	—	—	—	52,321
Impact on equity awards	—[8]	—[8]	—[8]	—[8]	—[8]	8,250,633
TOTAL	**3,890,400**	**3,140,400**	**—**	**3,140,400**	**3,140,400**	**13,302,954**
Grant Dixton						
Salary-based severance	1,500,000	1,125,000	—	1,125,000	1,125,000	—
Lump-sum bonus-based severance[6]	528,975	528,975	—	528,975	528,975	562,500
Additional severance	750,000[7]	750,000[7]	—[7]	750,000[7]	750,000[7]	2,625,000
Benefit continuation	—	—	—	—	—	43,265
Impact on equity awards	—[8]	—[8]	—[8]	—[8]	—[8]	11,004,990
TOTAL	**2,778,975**	**2,403,975**	**—**	**2,403,975**	**2,403,975**	**14,235,755**

* Potential payments shown in the table above do not reflect a reduction for, and thus include, certain Accelerated Amounts paid in December 2022 pursuant to the terms of the applicable NEO's Acceleration and Clawback Agreement entered into as part of the actions taken by the Compensation Committee to mitigate the potential adverse tax consequences to the Company and the NEO of Section 280G and Section 4999 of the Code in connection with the proposed transaction with Microsoft, and Accelerated Salary, Accelerated CAIP Payout, and Accelerated Severance, as applicable, are reported in the Summary Compensation Table for 2022 for the applicable NEO. Each Accelerated Amount is subject to repayment to the extent the applicable NEO would not have been entitled to receive the Accelerated Amount as a result of continued employment or upon their termination. Each Accelerated Amount also offsets any corresponding payment or amount the NEO otherwise would have been entitled to receive as a result of continued employment or upon termination, thereby precluding duplication of payment.

(1) Termination due to Death or Disability

In the event of a termination due to death, each of Messrs. Zerza, Alegre, Bulatao, or Dixton or would have received:

- any earned but unpaid bonuses for prior years (of which there were none as of December 31, 2022);

- a bonus under the CAIP for the year in which the termination occurred based on actual performance, prorated to reflect the number of months worked during the year in which the termination occurs;

- a lump-sum payment equal to 200% of their annual base salary (at the rate in effect on their termination date), less any payments received or to which they became entitled under Company-provided life insurance (which payments, for purposes of this table, are assumed to be zero);

- "additional severance," as described in footnote (7); and

- "additional equity amounts" (of which there were none as of December 31, 2022), as described in footnote (8).

In the event of a termination due to disability, each such NEO would have received:

- any earned but unpaid bonuses for prior years (of which there were none as of December 31, 2022);

- a bonus under the CAIP for the year in which the termination occurred based on actual performance, prorated to reflect the number of months worked during the year in which the termination occurs;

- salary continuation through the expiration date of their employment agreement (at the rate in effect on their termination date), less any payments received or to which they became entitled under Company-provided long-term disability insurance (which payments, for purposes of this table, are assumed to be zero);

- "additional severance", as described in footnote (7); and

- "additional equity amounts" (of which there were none as of December 31, 2022), as described in footnote (8).

Notwithstanding the foregoing, the maximum value of the severance that any of Messrs. Zerza, Bulatao, or Dixton would have received in the event of a termination due to death or disability would not have exceeded such NEO's prior year's target compensation, as determined by the Compensation Committee at its discretion, unless the target for AB Adjusted OI in our AOP for the year immediately preceding the year in which the termination occurred (i.e., 2021 for a termination as of December 31, 2022) was greater than or equal to the target for AB Adjusted OI in our AOP for the year in which the termination occurred (i.e., 2022 for a termination as of December 31, 2022), in which case our Chief Executive Officer may, at his discretion, increase this limit on the value of such NEO's severance. The limitation would not have had an impact on the amounts Messrs. Zerza, Bulatao, and Dixton would have received, because the total amount of severance they would have received in the event of a termination due to death or disability on December 31, 2022, did not exceed their 2021 target compensation.

Except as described in footnote (8), all of such NEO's unvested equity would have been forfeited and vested options would continue to be exercisable for one year.

(2) Termination for Cause

None of Messrs. Zerza, Alegre, Bulatao, or Dixton would have received any payment in connection with their termination for cause, and all of their unvested equity and vested but unexercised options would have been forfeited.

Under each of the Zerza Employment Agreement and the Dixton Employment Agreement, "cause" means: our reasonable and good-faith determination that the NEO: (1) engaged in gross negligence in the performance of his duties or willfully and continuously failed or refused to perform any duties reasonably requested in the course of his employment; (2) engaged in fraud, dishonesty, or any other serious misconduct that caused, or has the potential to cause, harm to us or our subsidiaries, including our business or reputation; (3) materially violated any of our lawful directives or policies, any such directives or policies of our subsidiaries, or any applicable laws, rules, or regulations in connection with the performance of his duties; (4) materially breached his employment agreement or any other agreement with us or our subsidiaries; (5) materially breached any proprietary information agreement or confidentiality agreement with us or our subsidiaries; (6) was convicted of, or pled guilty or no contest to, a felony or crime involving dishonesty or moral turpitude; (7) materially breached his fiduciary duties to us or our subsidiaries; or (8) may not lawfully work for us at his assigned principal place of business.

Under the Alegre Employment Agreement, "cause" means: our reasonable and good-faith determination that the NEO: (1) engaged in gross negligence in the performance of his duties or willfully and continuously failed or refused to perform any duties reasonably requested in the course of his employment; (2) engaged in fraud, dishonesty, or any other serious misconduct that caused, or has the potential to cause, harm to us or our subsidiaries, including our business or reputation; (3) materially violated any of our lawful directives or policies, any such directives or policies of our subsidiaries, or any applicable laws, rules, or regulations in connection with the performance of his duties; (4) materially breached his employment agreement; (5) materially breached any proprietary information agreement or confidentiality agreement with us or our subsidiaries; (6) was convicted of, or pled guilty or no contest to, a felony or crime involving dishonesty or moral turpitude; or (7) materially breached his fiduciary duties to us or our subsidiaries.

Under the Bulatao Employment Agreement, "cause" means: our reasonable and good-faith determination that the NEO: (1) engaged in gross negligence in the performance of his duties or willfully and continuously failed or refused to perform any duties reasonably requested in the course of his employment; (2) engaged in fraud, dishonesty, or any other serious misconduct that caused, or has the potential to cause, harm to us, including our business or reputation; (3) materially violated any of our lawful directives or policies, any such directives or policies of our subsidiaries, or any applicable laws, rules, or regulations in connection with the performance of his duties; (4) materially breached his employment agreement; (5) materially breached any proprietary information agreement or confidentiality agreement with us; (6) was convicted of, or pled guilty or no contest to, a felony or crime involving dishonesty or moral turpitude; or (7) materially breached his fiduciary duties to us or our subsidiaries.

(3) Termination Without Cause or for Good Reason

Upon a termination by us without cause or by him for good reason, each of Messrs. Zerza, Alegre, Bulatao, and Dixton would have received:

- any earned but unpaid bonuses for prior years (of which there were none as of December 31, 2022);

- a bonus under the CAIP for the year in which the termination occurred based on actual performance, prorated to reflect the number of months worked during the year in which the termination occurs;

- salary continuation through the expiration date of their employment agreement (at the rate in effect on their termination date);

- "additional severance", as described in footnote (7); and

- "additional equity amounts" (of which there were none as of December 31, 2022), as described in footnote (8).

Notwithstanding the foregoing, the maximum value of the severance that any of Messrs. Zerza, Bulatao, or Dixton would have received in the event of a termination by us without cause or by such NEO for good reason would not have exceeded such NEO's prior year's target compensation, as determined by the Compensation Committee at its discretion, unless the target for AB Adjusted OI in our AOP for the year immediately preceding the year in which the termination occurred (i.e., 2021 for a termination as of December 31, 2022) was greater than or equal to the target for AB Adjusted OI in our AOP for the year in which the termination occurred (i.e., 2021 for a termination as of December 31, 2022), in which case our Chief Executive Officer may, at his discretion, increase this limit on the value of such NEO's severance. The limitation would not have had an impact on the amounts Messrs. Zerza, Bulatao, or Dixton would have received, because the total amount of severance any such NEO would have received in the event of a termination by us without cause or by such NEO for good reason on December 31, 2022, did not exceed such NEO's 2021 target compensation.

Except as described in footnote (8), all of such NEO's unvested equity would have been forfeited and vested options would continue to be exercisable for 90 days.

Under each of the Zerza Employment Agreement, Alegre Employment Agreement, Bulatao Employment Agreement and Dixton Employment Agreement, subject to certain advance notice requirements and our right to cure, "good reason" means a relocation of the NEO's principal place of business to a location more than 50 miles from our current headquarters in Santa Monica, CA that materially and adversely affects the NEO's commute.

Pursuant to the terms of each employment agreement, these payments and benefits would have ceased if the NEO breached the post-termination provisions of their employment agreement. Please see "—Employment Agreements" above for a description of those obligations.

In addition, if Mr. Zerza or Mr. Dixton obtained any subsequent employment, any severance payable to them would have ceased. If Mr. Alegre obtained any subsequent employment, any severance payable to him would have been offset by the amount of his base compensation from his then-current employer (which payments, for the purposes of this table, are assumed to be zero). If Mr. Bulatao obtained any subsequent employment, any severance payable to him would have been offset by the amount of his income from his then-current employer (which payments, for the purposes of this table, are assumed to be zero), if approved by our Chief Executive Officer, or would have ceased completely if not so approved.

(4) Termination Without Cause or for Good Reason following a Change of Control

None of Messrs. Zerza, Alegre, Bulatao, or Dixton would have received any enhanced payments or benefits (compared with the payments and benefits described in footnote (3)) in the event of a change of control on December 31, 2022, regardless of whether they were terminated thereafter. However, to the extent that any payments or benefits would have constituted a "parachute payment" within the meaning of Section 280G of the Code and would have been subject to the excise tax imposed by Section 4999 of the Code, then the payments would have been made in the amount that would have resulted in the NEO receiving the greatest amount on an after-tax basis.

(5) Termination Without Cause or for Good Reason following a Change of Control of the Company Involving Microsoft

Upon a termination of employment of Messrs. Zerza, Bulatao, or Dixton without cause or for good reason following a Change of Control of the Company involving Microsoft, the applicable NEO would have received the benefits as described in the Enhanced Severance Plan above:

- the greater of (a) two times the sum of such NEO's base salary and target annual cash incentive bonus (excluding any milestone or special bonus payments) and (b) the severance payable under such NEO's employment agreement;

- a pro-rated target annual cash incentive bonus payment based on the percentage of the year completed as of the termination date;

- cash payment for COBRA premiums for twenty-four (24) months; and

- accelerated vesting of outstanding equity awards, with PSUs that have open performance periods deemed to be achieved at target.

Mr. Alegre would not have received any enhanced payments or benefits in the event of a change of control on or before December 31, 2022. He would however have received the accelerated vesting of outstanding equity awards with PSUs that have open performance periods deemed to be achieved at target.

For purposes of valuing accelerated equity awards, we used the consideration payable in the proposed transaction with Microsoft of $95 per share in cash rather than the closing stock price on December 31, 2022.

To the extent that any payments or benefits would have constituted a "parachute payment" within the meaning of Section 280G of the Code and would have been subject to the excise tax imposed by Section 4999 of the Code, then the payments would have been made in the amount that would have resulted in the NEO receiving the greatest amount on an after-tax basis.

(6) Lump-Sum Bonus-Based Severance

The amounts shown in the table represent the pro rata bonus for the year in which the termination occurred. These amounts have already been disclosed in the Summary Compensation Table. Such NEOs are not entitled to a bonus with respect to the year of termination of employment in connection with a termination for cause.

(7) Additional Severance

If any of Messrs. Zerza, Alegre, Bulatao, or Dixton had been terminated due to death or disability, by us without cause, or by such NEO for good reason, such NEO would have been eligible for additional severance, payable in a lump sum, as follows:

- Mr. Zerza: If such termination occurs after the end of 2022 (but before March 31, 2023), or after the end of 2023 (but before March 31, 2024), and AB Adjusted OI for the applicable year (i.e., 2022 or 2023) is 90% or more of the target set forth in our AOP for such year, Mr. Zerza would receive a payment of $950,000 (which amounts are not cumulative).

- Mr. Alegre: If such termination occurs after the end of 2022 (but before March 30, 2023), and AB Adjusted OI for 2022 is 90% or more of the target set forth in our AOP for 2022, Mr. Alegre would receive a payment of $1,667,667.

- Mr. Bulatao: If such termination occurs after the end of 2022 (but before March 30, 2023), or after the end of 2023 (but before March 30, 2024), and AB Adjusted OI for the applicable year (i.e., 2022 or 2023) is 90% or more of the target set forth in our AOP for such year, Mr. Bulatao would receive a payment of $950,000 (which amounts are not cumulative).

- Mr. Dixton: If such termination occurs after the end of 2022 (but before June 29, 2023), and AB Adjusted OI for 2022 is 90% or more of the target set forth in our AOP for 2022, Mr. Dixton would receive a payment of $750,000.

AB Adjusted OI for 2022 was higher than 90% of the target set forth in our AOP for 2022.

For purposes of this table, the amounts shown represent only the payments that would have been received if a termination of employment had occurred on December 31, 2022.

(8) Impact on Equity

As described in footnotes (1) – (4), unvested equity generally would have been forfeited upon any termination of employment and vested and unexercised options would have been forfeited upon a termination for cause. However, in the event of a termination due to death, disability, by us without cause, or by the NEO for good reason between the end of a performance period underlying a tranche of certain grants made as an inducement to enter into an employment agreement with us and the vesting date for that tranche, the NEO (or the NEO's heirs or estate) would be eligible to receive "additional equity amounts" in consideration of the termination of the RSUs prior to vesting as follows:

- Mr. Zerza: If such termination occurs between the end of a performance period underlying a tranche of the RSUs granted to him that vest by reference to AB Adjusted OI and the vesting date for that tranche (e.g., between January 1, 2024 and March 31, 2024) and the performance objective under that tranche of

that grant is achieved (e.g., the cumulative AB Adjusted OI objective for 2021–2023), Mr. Zerza would receive a payment equal to the product of (x) the number of shares he would have received upon vesting of that tranche of the award had it not been canceled upon his termination and (y) the Nasdaq Official Closing Price per share of our Common Stock on May 6, 2021 (i.e., $93.03).

- Mr. Alegre: If such termination occurs between the end of a performance period underlying a tranche of any of the RSUs granted to him on May 7, 2020, and the vesting date for that tranche (e.g., between January 1, 2023 and March 30, 2023) and the performance objective under that tranche (e.g., the AB Adjusted EPS objective for 2022) is achieved, Mr. Alegre (or his heirs or estate) would receive a payment equal to the product of (x) the number of shares he would have received upon vesting of that tranche of the award had it not been canceled upon his termination and (y) the closing price of our Common Stock on The Nasdaq Stock Market on May 7, 2020 (i.e., $73.10).

- Mr. Bulatao: If such termination occurs between the end of a performance period underlying a tranche of the RSUs granted to him on March 9, 2021, that vest by reference to AB Adjusted OI and the vesting date for that tranche (e.g., between January 1, 2023 and June 29, 2023) and the performance objective under that tranche of that grant is achieved (e.g., the AB Adjusted OI objective for 2022), Mr. Bulatao would receive a payment equal to the product of (x) the number of shares he would have received upon vesting of that tranche of the award had it not been canceled upon his termination and (y) the closing price of our Common Stock on The Nasdaq Stock Market on March 9, 2021 (i.e., $92.50).

- Mr. Dixton: If such termination occurs between the end of a performance period underlying a tranche of the RSUs granted to him that vest by reference to AB Adjusted OI and the vesting date for that tranche (e.g., between January 1, 2023 and March 30, 2023) and the performance objective under that tranche of that grant is achieved (e.g., the AB Adjusted OI objective for 2022), Mr. Dixton would receive a payment equal to the product of (x) the number of shares he would have received upon vesting of that tranche of the award had it not been canceled upon his termination and (y) the closing price of our Common Stock on The Nasdaq Stock Market on August 5, 2021 (i.e., $80.32).

For purposes of this table, additional equity amounts are assumed to be zero, as the NEOs would not have been entitled to anything in respect thereof for a termination as of December 31, 2022.

CEO PAY RATIO

SEC rules require annual disclosure of a reasonable estimate of the ratio of the annual total compensation of the Company's principal executive officer to the annual total compensation of the Company's median employee.

To identify our median employee for purposes of this disclosure, we first defined a pool of all individuals employed by us (other than our principal executive officer) on a chosen date—November 15, 2020—and then selected our median employee from that pool, all as explained in the proxy statement for our 2021 annual meeting of shareholders filed with the SEC on Schedule 14A on May 3, 2021. As permitted under SEC rules, we are using the same median employee identified for purposes of calculating the CEO pay ratio in 2020. We believe there has been no change in 2022 to our employee population, employee compensation arrangements, or the circumstances of that median employee since he or she was first identified that would result in a significant change to our pay ratio.

Our principal executive officer is our Chief Executive Officer, Mr. Kotick. The form and amount of our Chief Executive Officer's proxy-reported compensation for 2022 reflects, among other things, Mr. Kotick's request that his total compensation be reduced to the lowest amount permitted to be paid to exempt employees under California law until the Company has made appropriate progress toward the achievement of the Transformational Goals (see "Corporate Governance Matters—Workplace and Culture—Actions to Enhance our Workplace Experience").

We calculated annual total compensation for our median employee using the same methodology we use to calculate the compensation for our NEOs set forth in the "Summary Compensation Table" above. For 2022, the annual total compensation of our median employee was $106,974. The reported annual total compensation of our Chief Executive Officer for 2022 was $178,882. Based on this, our estimate of the CEO-to-median employee pay ratio is 1.67 to 1.

Given the different methodologies that various public companies use to estimate their pay ratio, the estimated ratio reported above should not be used as a basis for comparison between companies.

PAY VERSUS PERFORMANCE

The tables below and related narrative disclosure present information summarizing the relationship between compensation actually paid ("Compensation Actually Paid" or "CAP") by us to our NEOs and our financial performance for the periods indicated, calculated in the manner required by Item 402(v) of Regulation S-K under the Exchange Act. The tables and related narrative disclosure should be viewed together for a more complete presentation of such relationship over the periods indicated.

This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Exchange Act and does not necessarily reflect value actually realized by our NEOs or how our Compensation Committee evaluates compensation decisions in light of Company or individual performance. For discussion of how our Compensation Committee seeks to align pay with performance when making compensation decisions, please review "—Compensation Discussion and Analysis—" above beginning on page 59.

| Year | Summary Compensation Table Total for PEO[1] ($) | Compensation Actually Paid to PEO[1][4] ($) | Average Summary Compensation Table Total for Non-PEO Named Executive Officers[2] ($) | Average Compensation Actually Paid to Non-PEO Named Executive Officers[2][4] ($) | Value of Initial Fixed $100 Investment Based on: | | Net Income ($ in millions) | AB Adjusted OI (Company-Selected Measure)[5] (%) |
					Total Shareholder Return[3] ($)	Peer Group Total Shareholder Return[3] ($)		
2022	178,882	178,882	9,031,608	8,246,625	131.07	126.76	1,513	3,270
2021	826,549	2,817,046	9,208,918	4,772,898	113.24	186.53	2,699	3,403
2020	154,613,318	296,938,460	8,173,526	12,417,758	157.27	155.71	2,197	3,392

(1) The Company's PEO for 2022, 2021 and 2020 was its CEO, Robert Kotick.

(2) The Company's non-PEO NEOs were as follows: for 2022 – Daniel Alegre, Brian Bulatao, Grant Dixton and Armin Zerza; for 2021 – Daniel Alegre, Brian Bulatao, Grant Dixton, Dennis Durkin and Armin Zerza; and for 2020 – Daniel Alegre, Dennis Durkin, Claudine Naughton and Chris Walther.

(3) Cumulative total shareholder return for each of the Company's common stock and the RDG Technology Composite Index (the "Peer Index"), in the case of Peer Group Total Shareholder Return, assumes $100 invested on December 31, 2019 with dividends reinvested daily. Such total shareholder return performance is not necessarily indicative of future stock price performance.

(4) The following tables set forth, for the Company's CEO and non-PEO NEOs, the adjustments, as prescribed by SEC rules, to calculate CAP from the applicable Summary Compensation Table amounts, with all fair values of equity awards computed in accordance with ASC 718. The assumptions used in computing such fair values of equity awards did not differ materially from those used in computing grant date fair values of such awards, with the main differences being inherent updates to reflect the revised measurement date. These included updates to reflect (a) the closing stock price on the applicable revaluation date as the current market price; (b) a reduced expected life, due to time elapsed since the grant date; and (c) in the case of performance or market-based equity instruments, an updated assessment of performance achievement based on the Company's actual financial performance during the annual periods or stock price performance, as applicable. The fair value models applied in estimating fair values of equity awards remained consistent throughout the periods and consistent with the disclosure for such equity awards in our Annual Reports on the Form 10-K. No adjustments were made in respect of the value of dividends or other earnings paid during the year on equity awards not otherwise reflected in fair value or total compensation, because the Company does not pay dividends or other earnings on equity awards. No adjustments were made in respect of defined benefit and actuarial pension plans, because the Company does not have such plans.

PEO Equity Award Adjustments

	2022 ($)	2021 ($)	2020 ($)
Summary Compensation Table Total for PEO	178,882	826,549	154,613,318
Minus Amount Reported in "Stock Awards" and "Option Awards" Columns in Summary Compensation Table	—	—	(149,856,770)
Plus Year-End Fair Value of Outstanding and Unvested Equity Awards Granted During Year	—	—	180,588,788
Plus (or minus, if negative) Year-Over-Year Change in Fair Value at Year End of Outstanding and Unvested Equity Awards Granted in Prior Years	—	—	112,560,643
Plus Vesting Date Fair Value of Equity Awards Granted and Vested During Year	—	—	—
Plus (or minus, if negative) Change in Fair Value From Prior Year-End to Vesting Date of Equity Awards Granted in Prior Years That Vested During Year	—	1,990,497	—
Minus Prior Year-End Fair Value of Equity Awards That Failed to Meet Vesting Conditions During Year	—	—	(967,519)
Total Adjustments	—	1,990,497	142,325,142
Compensation Actually Paid to PEO	178,882	2,817,046	296,938,460

Average Non-PEO NEO Equity Award Adjustments

	2022 ($)	2021 ($)	2020 ($)
Average Summary Compensation Table Total for Non-PEO Named Executive Officers	9,031,608	9,208,918	8,173,526
Minus Average Amount Reported in "Stock Awards" and "Option Awards" Columns in Summary Compensation Table	(4,484,649)	(7,830,038)	(5,353,877)
Plus Average Year-End Fair Value of Outstanding and Unvested Equity Awards Granted During Year	3,319,596	3,521,577	7,853,096
Plus (or minus, if negative) Average Year-Over-Year Change in Fair Value at Year End of Outstanding and Unvested Equity Awards Granted in Prior Years	(1,482,071)	(595,715)	1,670,254
Plus Average Vesting Date Fair Value of Equity Awards Granted and Vested During Year	1,251,149	744,384	—
Plus (or minus, if negative) Average Change in Fair Value From Prior Year-End to Vesting Date of Equity Awards Granted in Prior Years That Vested During Year	627,648	(28,756)	74,760
Minus Average Prior Year-End Fair Value of Equity Awards That Failed to Meet Vesting Conditions During Year	(16,655)	(247,472)	—
Total Adjustments	**(784,983)**	**(4,436,020)**	**4,244,233**
Average Compensation Actually Paid to Non-PEO Named Executive Officers	8,246,625	4,772,898	12,417,758

(5) AB Adjusted OI, a non-GAAP measure, is calculated for 2022 as described in "—Financial Measures Used in This Proxy Statement—" above, and for 2021 and 2020 as described in the similarly titled section of the proxy statements for the Company's annual meetings of shareholders filed with the SEC on Schedule 14A on April 29, 2022 and May 3, 2021 (as revised).

Unranked List of Most Important Financial Performance Measures for 2022 Used to Link Compensation Actually Paid to NEOs to Company Performance

The following list reflects the unranked financial performance measures that we believe are most important for 2022 to link CAP for our NEOs to our performance:

- AB Adjusted EPS

- AB Adjusted Free Cash Flow

- AB Adjusted OI

- TSR

AB Adjusted OI is described in note (5) above in this section, and each other financial performance measure

and AB Adjusted OI are described in more detail under the "Corporate Annual Incentive Plan (CAIP) Bonuses" and "Equity Awards" headings in the "—Compensation Discussion and Analysis—" section above.

However, CAP for our CEO for 2022 was not related to our performance for 2022, and as noted above, instead was a function of his voluntary waiver of all incentive compensation beginning with 2021 and voluntary reduction in base salary as of October 28, 2021 to the lowest amount permitted to be paid to exempt employees under California law.

Relationship Between CAP and Total Shareholder Return, Net Income and AB Adjusted OI (Company-Selected Measure)

From 2020 to 2022, total compensation reported in the Summary Compensation Table for our CEO and CAP for our CEO decreased significantly due to his voluntary waiver of all incentive compensation beginning with 2021 and voluntary reduction in base salary as of October 28, 2021 to the lowest amount permitted to be paid to exempt employees under California law.

CAP for our CEO, average CAP for our non-PEO NEOs, our TSR, Peer Index TSR, our net income and AB Adjusted OI each decreased overall from 2020 to 2022.

Within those overall decreases, CAP for our CEO decreased both years from 2020 to 2022 and average CAP for our non-PEO NEOs decreased from 2020 to 2021 and then increased from 2021 to 2022, while:

- our TSR decreased from 2020 to 2021 and then increased from 2021 to 2022;

- Peer Index TSR conversely increased from 2020 to 2021 and then decreased from 2021 to 2022;

- our net income also increased from 2020 to 2021 and then decreased from 2021 to 2022; and

- AB Adjusted OI also increased from 2020 to 2021 and then decreased from 2021 to 2022.

From the end of 2019 to the end of 2022, our TSR was slightly higher relative to the Peer Index TSR, although both were positive over that three-year timeframe.

PROPOSAL 3 ADVISORY VOTE ON FREQUENCY OF FUTURE ADVISORY VOTES TO APPROVE THE COMPANY'S EXECUTIVE COMPENSATION

GENERAL

In accordance with Section 14A of the Exchange Act, our shareholders are being provided the opportunity to cast a non-binding, advisory vote on how frequently we should include an advisory vote on our executive compensation (or "say-on-pay") in our proxy materials for future annual meetings of our shareholders. After careful consideration, our Board has determined that an annual advisory vote on our executive compensation continues to be the most appropriate alternative for the Company, as it is consistent with our practice of regularly seeking input and engaging in dialogue with our stakeholders on our executive compensation philosophy, policies and practices. While the Board recommends an annual advisory vote to approve our executive compensation, your voting options are to hold the advisory vote to approve our executive compensation each year, every two years or every three years, or you may abstain from voting on this proposal.

REQUIRED VOTE AND BOARD RECOMMENDATION

The frequency that receives the greatest number of votes cast will be the frequency considered to have been approved for the purpose of proposal 3. As an advisory vote, the proposal is non-binding on the Company, our Board, and our Compensation Committee. However, our Board and its Compensation Committee value the opinions expressed by our shareholders and will carefully consider the outcome of the vote when determining the frequency of future advisory shareholder votes on our executive compensation. Our Board ultimately has a duty to act in what it believes to be the best interests of the Company and all of its shareholders.

 **YOUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR EACH YEAR AS THE FREQUENCY OF FUTURE ADVISORY VOTES TO APPROVE THE COMPANY'S EXECUTIVE COMPENSATION.**

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

POLICIES AND PROCEDURES REGARDING TRANSACTIONS WITH RELATED PARTIES

Related Person Transactions Policy

We have a Related Person Transactions Policy pursuant to which the Audit Committee evaluates transactions, arrangements, or relationships (or any series of similar transactions, arrangements, or relationships) in which: (1) the Company was, is, or will be a participant, whether directly or indirectly; (2) the amount involved exceeds $120,000; and (3) a related person had, has, or will have a direct or indirect interest. For the purposes of the policy, a "related person" is (a) any person who is, or was at any time since the beginning of our last fiscal year, a director, a person nominated for election to our Board, or one of our executive officers, (b) any person who beneficially owns more than 5% of our Common Stock, or (c) any person who is, or was at any time since the beginning of our last fiscal year, an immediate family member of any person covered by (a) or (b). Our Related Person Transactions Policy can be found on our website at investor.activision.com/related-person-transactions-policy.

Our Related Person Transactions Policy is generally designed to capture any transaction that the Company would be required to disclose pursuant to Item 404 of Regulation S-K.

Our Chief Legal Officer is generally responsible for making an initial determination as to whether something is a related party transaction within the meaning of our Related Person Transactions Policy and notifying the Audit Committee if the Chief Legal Officer concludes that it is. The Audit Committee evaluates each related person transaction, taking into consideration the following factors:

- the purpose of the transaction and what benefit it provides to the Company;

- the terms of the transaction and whether they are arm's-length;

- the direct or indirect nature of the related person's interest in the transaction;

- whether comparable goods or services are available from non-related persons;

- whether the transaction was initiated by the Company or the related person;

- whether the transaction was undertaken in the ordinary course of our business;

- the expected term of the transaction and the approximate dollar value involved, particularly as it relates to the related person;

- the potential for reputational harm;

- applicable law and listing standards;

- our Certificate of Incorporation and our Bylaws; and

- any other facts and circumstances the Audit Committee believes are relevant.

The Audit Committee may approve or ratify a related party transaction if it determines the transaction is in the best interests of the Company and consistent with law and our Certificate of Incorporation and our Bylaws. If the Audit Committee does not approve or ratify the transaction, it may be voided, terminated, or amended by us, if so directed by the Audit Committee.

Code of Conduct and Conflicts of Interest

Our Code of Conduct addresses the handling of actual and potential conflicts between the Company's interests and the interests of our employees, including our executive officers, and our directors, which may include related party transactions. In accordance with our Code of Conduct, such actual or potential conflicts of interest must be disclosed to the Company. Once disclosed, our ethics & compliance team, working with relevant parties, will evaluate the conflict and determine how to manage or resolve it.

RELATIONSHIPS AND TRANSACTIONS

Business Use of Aircraft Indirectly Owned by Our Chief Executive Officer

Our CEO indirectly owns aircraft that are operated by a Federal Aviation Administration-certified charter operator that he indirectly owns and manages. From time to time, our CEO and other Company executives and directors use these aircraft for travel in connection with our business. We currently pay up to 95% of the charter operator's regular hourly flight charges plus 100% of the actual, third-party costs incurred by the charter operator in obtaining goods and services for the flights. In addition, the charter operator does not charge us customary cancellation fees or require us to commit to a customary block charter guarantee. Our arrangement with the charter operator also allows us to avoid the expense of operating an in-house flight department. During 2022, the approximate dollar value involved in these transactions, and our CEO's interest therein, was $1,632,373, calculated without regard to the amount of profit or loss, in accordance with SEC rules. Such use was authorized by the Audit Committee, which believes this arrangement provides Activision Blizzard with substantial value because our cost is less than the cost we would incur if we were to charter aircraft from another operator and pay market rates or commit substantial Company capital to own and operate our own aircraft. In addition, the arrangement allows for greater time efficiency and productivity and enhanced safety and security for our executives and directors.

AUDIT-RELATED MATTERS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

The table below sets forth the categories and amounts paid to PwC for professional audit services for the audit of the Company's financial statements for the years ended December 31, 2022, and 2021 (including out-of-pocket expenses incurred by PwC in connection with providing such services and billed to us), and fees billed for other services in fiscal years 2022 and 2021.

	Year Ended	
	December 31, 2022	**December 31, 2021**
Audit Fees[1]	$ 7,605,660	$ 7,095,608
Audit-Related Fees[2]	19,776	89,417
Tax Fees[3]	1,973,362	2,981,132
All Other Fees[4]	900	5,000
TOTAL	**$ 9,599,698**	**$ 10,171,157**

(1) Audit Fees: This category includes services provided in connection with the annual audit of our financial statements (including required quarterly reviews of financial statements included in our Quarterly Reports on Form 10-Q); services provided in connection with the annual audit of our internal control over financial reporting, as required by Section 404 of the Sarbanes Oxley Act of 2002; statutory audits required for certain of our non-U.S. subsidiaries; consents and assistance with and review of documents filed with the SEC; and other services that are normally provided in connection with statutory or regulatory filings or engagements.

(2) Audit-Related Fees: This category includes fees primarily related to compliance attestation services.

(3) Tax Fees: This category includes services rendered for U.S. and foreign tax compliance and returns, transfer pricing, research and development tax credit, and other technical tax consulting.

(4) All Other Fees: This category includes fees for all other services except those described above. Amounts relate to assistance with international industry filings, as well as license fees paid for a disclosure checklist.

PRE-APPROVAL POLICIES AND PROCEDURES

In accordance with its charter, the Audit Committee must approve all audit and non-audit services before they are provided by PwC.

At the beginning of each year, the Audit Committee approves a budget with respect to audit and non-audit services expected to be provided during the year by PwC. Within that budget, the Audit Committee approves spending attributable to specified classes of services that PwC has historically provided. If proposed services do not fall within one of the pre-approved classes, the services must be specifically pre-approved by the Chair of the Audit Committee and reported to the Audit Committee at its next full meeting. Further, if proposed services would cause the aggregate spending in a particular category—audit, audit-related, tax, and all other—to exceed the pre-approved annual budget for that category of services, those proposed services must first be pre-approved by the Chair of the Audit Committee and reported to the Audit Committee at its next full meeting.

All services provided to the Company by PwC for 2022 were approved by the Audit Committee in accordance with these pre-approval policies and procedures.

AUDIT COMMITTEE REPORT

Roles and Responsibilities: Management is responsible for the preparation of the Company's financial statements and for our system of internal control over financial reporting. Our independent registered public accounting firm, PwC, is responsible for performing an independent audit of our consolidated financial statements and the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), and for issuing a report thereon. The Audit Committee is responsible for overseeing management's conduct of the financial reporting process and our system of internal control over financial reporting.

Required Disclosures and Discussions: The Audit Committee has reviewed and discussed with both management and our independent registered public accounting firm all annual audited financial statements prior to their issuance. Management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles (i.e., GAAP), and reviewed significant accounting and disclosure issues with the Audit Committee. These reviews included discussions with the independent registered public accounting firm regarding the matters required to be discussed by both the PCAOB and the SEC, including under the PCAOB Auditing Standard 1301: Communications with Audit Committees. In addition, the Audit Committee has received and reviewed the written disclosures and the letter from our independent registered public accounting firm under the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with such firm its independence, including a review of its audit and non-audit fees and services.

Committee Recommendation to Include the Financial Statements in the Annual Report: Based on these reviews and discussions, all of the Audit Committee members, whose names are listed below, recommended to our Board that it approve the inclusion of our audited financial statements in our Annual Report on Form 10-K for the period ended December 31, 2022, for filing with the SEC.

Members of the Audit Committee

Robert Corti (Chair), Kerry Carr, and Peter Nolan

PROPOSAL 4 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board has appointed PwC to serve as the Company's independent registered public accounting firm for the current fiscal year ending December 31, 2023. Please see "Audit-Related Matters—Independent Registered Public Accounting Firm Fees" above for a description of the services provided to us by PwC during the years ended December 31, 2022, and 2021.

The Company has engaged PwC as our independent registered public accounting firm since 2008.

The Audit Committee meets annually without PwC present to evaluate PwC's independence and performance in deciding whether to retain PwC or engage a different independent registered public accounting firm. During these reviews, the Committee may consider, among other things:

- the quality and efficiency of the services PwC provides, including input from management on PwC's performance, including its effectiveness at demonstrating independent judgment, objectivity, and professional skepticism;

- PwC's judgments on critical accounting matters;

- the quality and candor of PwC's communications with the Audit Committee and management;

- external data on PwC's audit quality and performance, including recent PCAOB reports on PwC and its peer firms;

- PwC's independence and its processes for maintaining its independence;

- PwC's technical expertise and knowledge of the Company's global operations and industry;

- PwC's global capabilities;

- the appropriateness of PwC's fees; and

- PwC's tenure as our independent registered public accounting firm, including the benefits of a longer tenure.

Benefits of Long Tenure

- **Enhanced audit quality**—PwC has significant institutional knowledge and deep expertise regarding the Company's global business, accounting policies and practices, and internal control over financial reporting, and this enhances audit quality.
- **Competitive fees**—In part because of PwC's familiarity with the Company, we believe the fees we pay PwC are competitive with those of other independent registered public accounting firms.
- **Avoid costs and onboarding associated with new auditor**— Bringing on a new auditor requires expenses related to educating the new auditor and a significant time commitment that could distract from management's focus on financial reporting and internal controls.

Independence Controls

- **Audit Committee oversight**—Oversight includes regular private sessions with PwC, discussion with PwC about the scope of its audit, and a comprehensive annual evaluation when determining whether to continue to engage PwC.
- **Selection of Lead Engagement Partner**—The Audit Committee and its Chair are actively involved in the selection of the new lead engagement partner in connection with the mandated rotation of that position every five years.
- **Rigorous limits on non-audit services**—We require Audit Committee pre-approval of non-audit services, prohibit certain types of non-audit services that would otherwise be permissible under SEC rules, and only engage PwC when it is best suited for the job.
- **PwC's strong internal independence process**—PwC conducts periodic internal reviews of its audit and other work, assesses the adequacy of partners and other personnel working on the Company's account, and rotates the lead engagement partner consistent with independence requirements.
- **Strong regulatory framework**—PwC, as an independent registered public accounting firm, is subject to PCAOB inspections, "Big 4" peer reviews, and PCAOB and SEC oversight.
- **Restrictions on hiring**—The Audit Committee has adopted restrictions on our hiring of current or former partners and employees of the Company's independent registered public accounting firm.

Based on the most recent evaluation and consideration of the tenure and independence matters described above, the Audit Committee and the Board believe that retaining PwC to serve as the Company's independent registered public accounting firm for the year ending December 31, 2023 is in the best interests of the Company and our shareholders. Although our Audit Committee is responsible for selecting our auditors, and shareholder approval is not required for the appointment of PwC as our independent registered public accounting firm, we believe our shareholders should have the opportunity to ratify such appointment, and we are requesting they do so at the Annual Meeting.

Representatives of PwC are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they wish. They are also expected to be available to respond to appropriate questions.

REQUIRED VOTE AND BOARD RECOMMENDATION

This proposal will be approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares present in person or by proxy and entitled to vote on the matter at the Annual Meeting. In the event our shareholders do not ratify the appointment, our Audit Committee will reconsider its selection next year. Even if the appointment is ratified,

our Audit Committee may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and our shareholders.

 **YOUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF PWC AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.**

PROPOSAL 5   SHAREHOLDER PROPOSAL REGARDING RATIFICATION OF TERMINATION PAY

GENERAL

In accordance with SEC rules, we have set forth below a shareholder proposal, along with the supporting statement of the shareholder proponent, for which we and our Board accept no responsibility. The shareholder proposal will be voted on at our Annual Meeting only if properly presented at our Annual Meeting by or on behalf of the shareholder proponent.

As explained below, our Board unanimously recommends that you vote "AGAINST" proposal 5.

The proposal was submitted by James McRitchie and Myra K. Young, 9295 Yorkship Court, Elk Grove, CA 95758. The shareholders were the beneficial owners of 50 shares of our Common Stock for at least three years as of the date the proposal was submitted and have notified the Company of their intent to present the following proposal at the Annual Meeting.

PROPOSAL AND SUPPORTING STATEMENT

 **FOR**   *ADD VALUE*

Resolved: Shareholders of Activision Blizzard, Inc (Company) request the Board seek shareholder approval of any senior manager's new or renewed pay package that provides for severance or termination payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred compensation earned and vested prior to termination.

"Estimated total value" includes; lump-sum payments; payments offsetting tax liabilities; perquisites or benefits not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

Supporting Statement: Generous performance-based pay can be good but shareholder ratification of "golden parachute" severance packages with a total cost exceeding 2.99 times base salary plus target short-term bonus better aligns management pay with shareholder interests.

For instance, at one company if the CEO is terminated without cause, whether or not his termination follows a change in control, he will receive $39 million in termination payments, nearly 7-times his base salary plus short-term bonus.

It is in the best interest of Company shareholders to be protected from such lavish management termination packages.

It is important to have this policy in place so that Company management focuses on improving company performance, instead of possible business combinations to trigger a golden parachute windfall.

This proposal is more important at our Company because of the tendency to overpay management or provide the wrong management pay incentives. Pay was rejected by 22% of shares in 2022, 44% in 2021, 43% in 2020, whereas a 5% rejection is more the norm.

Please vote yes:
**Shareholder Ratification of Termination Pay – Proposal 5
Enhance Shareholder Value, Vote FOR**

OPPOSING STATEMENT

Board Statement

The Board recommends that you vote "Against" this proposal.

The proposal is unnecessary and confusing to shareholders because of consistent shareholder advisory votes approving executive compensation, which includes the Company's existing arrangements for termination payments, as well the advisory vote approving the termination payments in connection with the proposed transaction with Microsoft Corporation ("Microsoft").

We believe we already have best-in-industry pay practices and strong governance around them. Our existing plans and policies governing post-termination compensation for our named executive officers are fully described in our proxy statement each year and, as such, shareholders have the opportunity to address those practices through our annual advisory vote to approve named executive officer compensation.

Specific to CEO termination pay

Our CEO has been paid the California minimum-required salary (currently $64,480) since October 2021, at our CEO's request, which is among the lowest base salary of the CEOs in the Fortune 500, and tens of thousands of dollars less than the median employee base salary at Activision Blizzard. It is important to note that our CEO does not have any merger-related bonus, compensation or performance targets specifically tied to the closing of the proposed transaction with Microsoft. As part of the say-on-pay proposals, shareholders were able to consider all the compensation matters disclosed, including the payments due upon a termination following a change-in-control. The CEO change-in-control pay, which was described in our proxy statements and included as a part of the say-on-pay vote, is not a bonus related to the proposed transaction with Microsoft and is part of an employment agreement pre-dating the proposed transaction with Microsoft. The separation

payments in our CEO's employment agreement, which are standard for executives in the event of a change-in-control, are significantly less than the change-in-control separation arrangements of CEOs of companies in our peer group –more than $10 million less than the next lowest and more than $60 million less than the average in our peer group as of their most recent proxy filings. The below-market separation payments for our CEO, which is partly calculated based on the low base salary and includes acceleration of unvested equity of which he has none, apply to a termination following any change-in-control, including the proposed transaction with Microsoft. For a description of the terms of our CEO's employment agreement regarding payments due upon a change-in-control, please see page 121 of this proxy statement.

Specific to merger-related compensation

Shareholders have already been provided an opportunity to vote on merger-related compensation to be paid to the Company's named executive officers in connection with the proposed transaction with Microsoft. In April 2022, we held a special meeting of shareholders, at which 98% of the shares voted were voted in support of the proposed transaction with Microsoft, and a majority of shares cast in an advisory vote regarding the merger-related compensation to be paid to the Company's named executive officers approved such compensation on an advisory basis.

The proposal does not appear to consider the proposed transaction with Microsoft or address the shareholder vote in April 2022. In fact, the proposal seems not to have been customized to the Company's current, and widely known, circumstances in any regard, which is confusing in and of itself. Such confusion is further amplified, since implementation of the proposal would have no effect on the arrangements made in connection with the proposed transaction with Microsoft – which were agreed between the parties and put to a shareholder advisory vote in accordance with SEC rules – although shareholders have no way of knowing this from the language of the proposal. For a description of the estimated amounts of payments and benefits to our named executive officers in connection with the proposed transaction with Microsoft, please see page 121 of this proxy statement.

Further, each shareholder will receive the merger consideration of $95.00 per share upon the closing of the proposed transaction with Microsoft, regardless of the value of potential separation payments to our named executive officers resulting from a qualifying separation following closing.

The proposal would unnecessarily restrict our Compensation Committee's and Board's ability to structure executive compensation.

We believe that our Compensation Committee, which is composed entirely of independent directors, and our Board are in the best position to design and implement executive compensation practices and principles that are aligned with the interests of our shareholders. To do that, the Compensation Committee and Board must have the flexibility and discretion to structure an effective and competitive executive compensation program governing all aspects of compensation (including post-termination compensation), considering market practices, market competitiveness, and the Company's strategic, operational, and financial goals. The proposal would unduly limit the Compensation Committee's and Board's ability to exercise their judgment.

Further, the Company competes for talented management with some of the largest companies in the world — in our industry and in others. We intend to provide overall compensation and benefit programs that are competitive with all of the companies with which we compete for talent, to retain and attract outstanding people to conduct our business during the pendency of the proposed transaction with Microsoft.

The Company's executive compensation program effectively aligns executive and shareholder interests and provides reasonable and appropriate terms governing post-termination compensation.

We believe the Company's current executive compensation policies and practices are appropriate and effective, aligning the interests of our executives with those of our shareholders, and provide reasonable and appropriate limits on post-termination compensation. The potential separation payments to

our named executive officers are competitive with separation payments provided to other similarly situated executives experiencing change-in-control terminations, both within our peer group and more broadly. For every termination scenario other than those contemplated in relation to the proposed transaction with Microsoft, our named executive officer separation payments (other than those for our CEO) are limited to base salary continuation through the remainder of their contract expiration date, a prorated bonus based on actual performance for services rendered during the year of termination, and, in certain cases, potential additional payments dependent on the timing of their separation and subject to financial performance of the preceding year(s). Additionally, if the financial performance of the Company in the year preceding the termination does not meet a certain level of performance, any severance due to certain named executive officers would be limited to their target compensation for the prior year. As a result of these severance provisions, each of our named executive officers (other than our CEO) would have received less than two times the sum of such person's base salary plus target short-term bonus if he or she were terminated without cause as of December 31, 2022. Our CEO, similar to many CEOs in our peer group, particularly founder CEOs, has a change-in-control provision in his employment agreement. At the time of this proposal, our CEO would receive approximately $15 million upon his separation following the change-in-control in connection with the proposed transaction with Microsoft, or any other company, which is significantly less than the potential change-in-control separation arrangements of CEOs of other companies in our peer group. In the event of a termination other than for cause absent a change-in-control, payments to our CEO would be approximately $10 million.

In any event, as noted above, our shareholders have already voted on an advisory basis to approve the merger-related compensation in connection with the proposed transaction with Microsoft. A vote to limit provisions of certain future payments is confusing and unnecessary at this time.

The proposal is unclear as to which employees' termination arrangements are intended to be subject to the 2.99 limit.

If this proposal is approved by our shareholders, it is unclear how it would be implemented because it refers to "senior managers" without providing any definition of this term. The proposal could be interpreted to apply to only a few senior executive employees, on the one hand, or a very large number of employees, on the other hand. The lack of definition and clarity regarding specifically which senior managers' compensatory arrangements would be proposed to be implicated leave neither shareholders nor the Company with a clear understanding of the circumstances under which a termination arrangement would require shareholder approval before adoption and be subject to the limit of 2.99 times the sum of the person's base salary plus target short-term bonus.

The proposal is unnecessary because shareholders already have a voice through annual say-on-pay votes and a robust shareholder outreach program.

In addition to the annual say-on-pay vote, we have a robust year-round shareholder outreach program, described on page 38 of this proxy statement. Following our 2022 Annual Meeting, under Board direction, and as part of our ongoing shareholder outreach efforts, our corporate governance team invited shareholders owning approximately 65% of our outstanding shares to engage with us directly on environmental, social, and governance (ESG) matters, including executive compensation. Shareholders representing over 30% of our outstanding shares responded to our outreach and met with our team. The feedback we received on our executive compensation program was positive and very few shareholders had questions or concerns regarding the topic of executive pay.

We believe our existing transparency and open lines of communication in this regard, along with the outcome of the annual say-on-pay votes, are the most effective methods of providing shareholders with a voice regarding the termination pay of our executive compensation program. Requiring additional shareholder approval of specific elements of our compensation program is unlikely to provide shareholders with more effective input and would hinder the Company's ability to attract and retain highly qualified candidates.

* * * * *

The Company welcomes the perspective of our shareholders, including by their vote on this proposal. However, for the reasons stated above, we believe the proposal is neither necessary nor in the best interests of the Company or our shareholders. **Therefore, the Board unanimously recommends that you vote "AGAINST" proposal 5.**

* * * * *

REQUIRED VOTE AND BOARD RECOMMENDATION

This proposal will be approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares present in person or by proxy and entitled to vote on the matter at the Annual Meeting. While our Board believes that the views of the Company's shareholders are of the utmost importance and will carefully consider the outcome of the vote expressed by our shareholders when making future disclosure decisions, the vote will not be binding upon them. Our Board ultimately has a duty to act in what it believes to be the best interests of the Company and all its shareholders.

 **YOUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE AGAINST PROPOSAL 5.**

PROPOSAL 6 — SHAREHOLDER PROPOSAL REGARDING ADOPTION OF A FREEDOM OF ASSOCIATION AND COLLECTIVE BARGAINING POLICY

GENERAL

In accordance with SEC rules, we have set forth below a shareholder proposal, along with the supporting statement of the shareholder proponent, for which we and our Board accept no responsibility. The shareholder proposal will be voted on at our Annual Meeting only if properly presented at our Annual Meeting by or on behalf of the shareholder proponent.

The proposal was submitted by the AFL-CIO Equity Index Funds, 550 W. Washington Blvd., Suite 900, Chicago, IL 60661. The shareholder was the beneficial owner of shares of our Common Stock with a market value of at least $25,000 for at least one year as of the date the proposal was submitted and has notified the Company of its intent to present the following proposal at the Annual Meeting.

As explained below, our Board unanimously recommends that you vote "AGAINST" proposal 6.

PROPOSAL AND SUPPORTING STATEMENT

Resolved: Shareholders urge the Board of Directors of Activision Blizzard, Inc. ("Activision") to adopt and publicly disclose a policy on its commitment to respect the international human rights of freedom of association and collective bargaining. The policy should:

- Be applicable to Activision's direct operations and subsidiaries globally;

- Include a commitment to non-interference when employees exercise their right to form or join trade unions;

- Prohibit any member of management or agent of Activision from undermining the right to form or join trade unions or pressuring any employee from exercising this right;

- Describe the ongoing due diligence process Activision will use to identify, prevent, mitigate and account for any violations of these rights, including how it will remedy any misaligned practices.

Supporting Statement

Freedom of association and collective bargaining are internationally recognized human rights according to the International Labour Organization's Declaration on Fundamental Principles and Rights at Work[7] and the United Nations' Universal Declaration of Human Rights.[8] The United Nations' Guiding Principles on

Business and Human Rights urge companies to "know and show" that they respect human rights by adopting "a human rights due diligence process to identify, prevent, mitigate and account for how they address their impacts on human rights."[9]

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7   https://www.ilo.org/declaration/lang--en/index.html
8   https://www.un.org/en/about-us/universal-declaration-of-human-rights
9   https://www.ohchr.org/sites/default/files/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf

According to Activision's 2021 annual report, none of its U.S. employees are covered by a collective bargaining agreement, and that while "[w]e deeply respect the rights of all employees to make their own decisions about whether or not to join a union," Activision also prefers "a direct relationship between managers and team members."[10] In contrast to Activision's preference for maintaining a direct (i.e., union free) relationship with its employees, Microsoft announced that it would remain neutral if its employees express interest in joining a union.[11]

In October 2022, Region 18 of National Labor Relations Board found merit in allegations that Activision had withheld raises from workers because of their union activity after quality assurance testers working for Activision subsidiary Raven Software voted to unionize.[12] In May 2022, Region 31 of the National Labor Relations

Board found merit in allegations that Activision illegally threatened workers and enforced a social media policy that conflicts with workers' rights.[13] Activision has denied these allegations and they have not been adjudicated.

We believe this proposal will also help address human rights risks at Activision's operations in other countries where freedom of association and collective bargaining may not be adequately protected by local law. We note that as of December 31, 2021, Activision had approximately 25 percent of its employees in the Europe, Middle East, and Africa, and approximately 7 percent in the Asia Pacific region.[14]

For these reasons, we urge shareholders to vote FOR this resolution.

OPPOSING STATEMENT

Board Statement

The Board recommends that you vote "Against" this proposal.

The Company strongly supports employee freedom of association and has a demonstrated commitment to good faith collective bargaining, where legally warranted and appropriate. This proposal, which relies on numerous omissions and misleading statements, alleges a problem where none exists: The Company has exceeded standards set forth in the proposal and is concerned its passage would be a step backwards for our employees.

Our principles, which meet or exceed those presented in the proposal, include the following:

- *Upholding Our Employees' Right to Choose or Not Choose a Union*

We respect the rights of all employees to make their own decisions about whether or not to join a union and have consistently shared that statement publicly. The Company's defense of its belief that a direct relationship between managers and employees is preferable to third-party union representation is totally

consistent with defending individual employees' own beliefs and choices. Indeed, the Company allows employees to use Company-owned communication systems to discuss unions and even advocate for union representation, without interference, and subject only to basic rules against abusive, unlawfully harassing, or threatening communications.

- *Protecting a Bedrock of Democracy: The Anonymous Vote*

The Company believes it is important to defend the human rights of all its employees—including their right to an anonymous vote on union representation, free from outside pressure. This is in line with the United Nations Universal Declaration on Human Rights (Article 21), which includes the right to a "secret vote." In contrast, many labor organizations, including the American Federation of Labor and Congress of Industrial Organizations (the "AFL-CIO") and Communications Workers of America ("CWA"), have endorsed the effective elimination of the secret ballot vote.

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10 https://investor.activision.com/static-files/d7b4f08d-213b-4bd5-a41b-7497baa9c106
11 https://www.nytimes.com/2022/12/05/business/microsoft-activision-game-union.html
12 https://www.nytimes.com/2022/10/03/technology/activision-nlrb-ruling.html
13 https://fortune.com/2022/05/23/activision-blizzard-illegally-threatened-staff-us-labor-officials-find/
14 https://investor.activision.com/static-files/d7b4f08d-213b4bd5a41b7497baa9c106

- ***Knowledge is Power***

With a decision as important as joining a union, we believe in transparency and clarity every step of the way. We have the right to facilitate access to relevant information on labor unions, and to share honest views with our employees, and we believe it is important that we do so. When employees are deprived of key information or pressured to make a certain decision, it precludes the legitimate exercise of their rights of freedom of association. Unfortunately, the union affiliated with the authors of this proposal has endorsed legislation that could abridge employees' ability to exercise these rights.

Correcting the Record

This proposal is unnecessary and backward-looking, for the reasons described above. It also contains multiple misleading statements and omissions. These misstated or omitted facts are important to making a voting decision on this proposal, and include the following:

The proposal fails to disclose the alignment of interests we believe clearly exists between the shareholder proponent, AFL-CIO Equity Index Funds, the AFL-CIO, and its affiliated union the Communications Workers of America (CWA). AFL-CIO Equity Index Funds states that it is managed in accordance with "labor values" and according to "AFL-CIO Key Votes Survey – How Investment Managers Voted in the 2022 Proxy Season" has voted 26 of 26 times in the 2022 proxy season in favor of AFL-CIO's position on various "key" shareholder votes. CWA has an active ongoing campaign of union organizing across the Company and has frequently sought to criticize the Company in the press. CWA members, including those obtained from new CWA organizing campaigns like CWA's campaign at the Company, pay dues to CWA. CWA pays AFL-CIO an assessment for CWA members (a per-capita membership fee), including those obtained from new CWA organizing. Thus, both the AFL-CIO and CWA have a financial interest in the outcome of the union campaign at the Company, which campaign would be furthered by the proposal of shareholder proponent, AFL-CIO Equity Index Funds. None of the above is disclosed by the shareholder proponent in the proposal.

The proposal misrepresents the Company's accommodating posture towards labor unions. For instance, the Company recognized CWA as soon as it was certified in June 2022 as the representative of certain Company employees at Raven Software. It is engaged in collective bargaining with CWA over the terms and conditions of employment for those employees. There have been eight completed bargaining sessions so far, and three others were scheduled but subsequently cancelled by the union.

The proposal omits and misstates critical facts about allegations before the National Labor Relations Board. For example, in asserting that the Company's social media policy conflicts with workers' rights, the proposal fails to acknowledge that the social media policy has two provisions specifically allowing for employee activities protected by the National Labor Relations Act. Likewise, the proposal fails to note that there has been no adjudication that the Company has violated employees' unionization rights in any way. Without this information, shareholders would be misled into believing that the Company has mistreated employees or interfered with their rights of association.

The proposal cites the Universal Declaration on Human Rights in support of its position but omits the Declaration's strong support of secret ballot elections. As noted, the Company supports employees' right to an anonymous vote, while both the AFL-CIO and CWA have opposed it. These omissions result in a misleading mischaracterization of the shareholder proponents' and the Company's positions.

The Company strongly supports employee freedom of association, and has a demonstrated commitment to good faith collective bargaining, where legally warranted and appropriate. This proposal alleges a problem where none exists, conceals the interests of the sponsoring shareholder, and weaves omissions of fact and misleading statements into a misleading picture of the Company.

* * * * *

The Company welcomes the perspective of our shareholders, including by their vote on this proposal. However, for the reasons stated above, we believe the proposal is neither necessary nor in the best interests of the Company or our shareholders. **Therefore, the Board unanimously recommends that you vote "AGAINST" proposal 6.**

* * * * *

REQUIRED VOTE AND BOARD RECOMMENDATION

This proposal will be approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares present in person or by proxy and entitled to vote on the matter at the Annual Meeting. While our Board believes that the views of the Company's shareholders are of the utmost importance and will carefully consider the outcome of the vote expressed by our shareholders when making future disclosure decisions, the vote will not be binding upon them. Our Board ultimately has a duty to act in what it believes to be the best interests of the Company and all its shareholders.

 **YOUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE AGAINST PROPOSAL 6.**

PROPOSAL 7 — SHAREHOLDER PROPOSAL REGARDING PREPARATION OF A REPORT ABOUT THE COMPANY'S EFFORTS TO PREVENT ABUSE, HARASSMENT, AND DISCRIMINATION

GENERAL

In accordance with SEC rules, we have set forth below a shareholder proposal, along with the supporting statement of the shareholder proponent, for which we and our Board accept no responsibility. The shareholder proposal will be voted on at our Annual Meeting only if properly presented at our Annual Meeting by or on behalf of the shareholder proponent.

As explained below, our Board unanimously recommends that you vote "AGAINST" proposal 7.

The proposal was submitted by the New York State Common Retirement Fund, 110 State Street, 14th Floor, Albany, NY 12236. The shareholder was the beneficial owner of shares of our Common Stock with a market value of at least $25,000 for at least one year as of the date the proposal was submitted and has notified the Company of its intent to present the following proposal at the Annual Meeting.

PROPOSAL AND SUPPORTING STATEMENT

Resolved

Shareholders request the Board of Directors of Activision Blizzard, Inc., to oversee the preparation of an annual public report describing and quantifying the effectiveness and outcomes of Company efforts to prevent abuse, harassment and discrimination against protected classes of employees. The report should also disclose the Company's progress on relevant metrics and targets such as the:

- total number and aggregate dollar amount of disputes settled by the Company related to abuse, harassment or discrimination based on race, religion, sex, national origin, age, disability, genetic information, service member status, gender identity, or sexual orientation for the last three years; and

- Company's progress toward reducing the average length of time it takes to resolve abuse, harassment or discrimination complaints either through internal processes or litigation, and

- total number of pending abuse, harassment or discrimination complaints the Company is seeking to resolve through internal processes or litigation.

This report should not include the names of accusers or details of their settlements without their consent and should be prepared at a reasonable cost and omit any information that is proprietary, privileged, or violative of contractual obligations.

Supporting Statement

At the last annual meeting of shareholders, a similar proposal received support from sixty-seven percent of shareholders. Yet, as of the date of this filing, the Company has not made the disclosures requested. For many shareholders, workforce management is an important factor in investment decision-making, including proxy voting.

An investigation of the Company by the California Department of Fair Employment and Housing (Department) resulted in ongoing litigation alleging discrimination, retaliation, and unequal pay. For years, there have been alarming news reports that detail allegedly rampant sexual abuse, discrimination, harassment, and retaliation directed toward female employees.

In September 2021, the Company and the Equal Employment Opportunity Commission entered into a consent decree that included the creation of an $18 million fund to compensate individuals who experienced sexual harassment, discrimination and/or retaliation during their employment at the company.

Despite ongoing litigation, and employee dissatisfaction related to workforce management, the Company's 2021 ESG Report states "We believe the full power of our workforce can only be unleashed through a diverse, inclusive culture, and that an empowered workforce is part of what enables us to exceed players' and fans' expectations. Activision Blizzard is committed to building and sustaining a culture of belonging, in which our employees can succeed as their authentic selves…"

A report such as the one requested would assist shareholders in assessing whether the Company is improving its workforce management, whether its actions align with the Company's public statements and whether it is protecting long-term value. Civil rights violations within the workplace can result in substantial costs to companies, including fines, penalties, legal costs, costs related to absenteeism, reduced productivity, and difficulties recruiting and retaining employees. Reports and findings of misconduct at the Company may also jeopardize its relationships with key customers, partners and consumers, putting the Company at further risk.

OPPOSING STATEMENT

Board Statement

The Board recommends that you vote "Against" this proposal.

The Board greatly appreciates hearing the perspectives of all of our shareholders. We conducted extensive shareholder outreach and received feedback with respect to the intentions of this proposal. As a result of this feedback and the many actions we have taken to enhance transparency on workplace matters, we do not believe this proposal is necessary or in the best interests of the Company or its shareholders.

The Board is committed to transparency. We appreciate the spirit in which the above proposal was submitted, and we have considered it carefully.

The Company plans to publish a 2022 Transparency Report (the "*2022 Transparency Report*") in the second quarter of 2023. Our 2022 Transparency Report will include detailed information about our workplace, and its comprehensive scope will address topics raised in this proposal as well as a similar proposal submitted last year. We believe our stakeholders will find the 2022 Transparency Report an example of the very best practices in reporting on useful and relevant workplace metrics demonstrating excellence with clarity. Because the 2022 Transparency Report will address the most

salient information requested by our shareholders following last year's advisory vote and suggested in this year's new proposal, the Board does not believe this proposal is necessary.

We remain resolute in our commitment to provide the most respectful and inclusive workplace possible, which includes preventing and addressing harassment, discrimination, and retaliation in an exemplary manner. We believe that our active Board oversight, the policies and programs we have in place, and the continuing commitment to the very best practices in workplace excellence – combined with the transparent, detailed information we will continue to provide our stakeholders – effectively address the goals of this proposal.

Our Commitment to Excellence

Not a single employee of the Company—no matter their location, team, or business unit—joins without reading and signing "The Right Way2Play," our Code of Conduct. It guides us to live by our values of responsibility, creativity, and integrity, and it is the basis for how we treat each other and do business the right way for our community. We are proud to hold ourselves accountable to living our shared values and all playing by the same rules.

In recent years, we have reflected on opportunities for us to further improve our workplace, including to prevent instances of harassment, discrimination, or retaliation. After thorough reviews of past incidents and of our workplace practices, we determined we never had a systemic issue with harassment, discrimination, or retaliation, and that neither our senior leadership nor the Board were aware of or tolerated gender harassment. The reviews also reflected that the Company's senior executives responded in a timely manner and with integrity and resolve to improve the workplace. Despite these findings, excellence demands that we can always improve. We continuously identify and implement new practices and tools, and we have added and trained people to further our commitment to our workplace goals. Below we provide a look at some of these important new initiatives.

- **We established a Workplace Responsibility Committee to oversee the Company's progress in implementing new workplace excellence initiatives**. The Board's Workplace Responsibility Committee, comprised of independent directors, oversees workplace policies, procedures, and commitments. The Workplace Responsibility Committee ensures management has key performance indicators as well as other tools to measure workplace excellence and ensure accountability.

- **We set (and have made significant progress toward achieving) workplace excellence goals and tied CEO compensation to them**. In 2021, we outlined new "workplace excellence goals and practices" for the Company. In 2022, under the leadership of our Chief Executive Officer, Bobby Kotick, we have made substantial progress toward the milestones (as reported in our Annual Report on Form 10-K for the year ended December 31, 2022, under the subsection "Business—Our People").

  Concurrent with the announcement of these new initiatives, Mr. Kotick requested that his salary be reduced to the lowest amount permitted for exempt employees under California law, which is currently less than $65,000 per year. Any changes to Mr. Kotick's annual and long-term compensation will only occur after a determination by the Workplace Responsibility Committee of appropriate progress toward the achievement of our workplace excellence objectives.

- **We conducted extensive shareholder outreach following the 2022 Annual Meeting**. Under Board direction, and as part of our ongoing shareholder outreach efforts, as further described beginning on page 38 of this proxy statement, our corporate governance team invited shareholders owning approximately 65% of our outstanding shares to engage with us directly on environmental, social, and governance ("**ESG**") matters. Shareholders representing over 30% of our outstanding shares responded to our outreach and met with our team, and workplace practices and disclosures were discussed in over 80% of those meetings. We solicited feedback from shareholders to ensure that our reporting includes the information our shareholders feel is most useful to evaluate our workplace excellence commitments. In more than half of our ESG engagement meetings, we received specific shareholder feedback communicating their preferences for disclosures in response to last year's shareholder proposal. (See "Shareholder Engagement Update" section on page 38 of this proxy statement for more information.) Our 2022 Transparency Report is intended to respond to the extensive engagement we had with our shareholders, while taking into account the requests contained in this year's proposal.

- **We established a fully integrated, company-wide Investigations Unit and strengthened our robust ethics and compliance workforce**. In 2021, as part of our continuing effort to lead our industry in workplace compliance practices, we combined the investigation groups found in various functions into one centralized and fully integrated team, our "Investigations Unit," within our Ethics and Compliance department. The Investigations Unit is comprised of a highly skilled and diverse team of investigators, reflecting diversity not only of underrepresented groups, but also experience and background. Our investigators joined us from premier investigations teams, including leading Fortune 500 companies, higher education, and government.

  This team conducts prompt investigations and maintains and measures consistency in our handling of investigations throughout the Company. All investigations conducted are grounded in the concepts of neutrality and equity – focusing on fact-finding, involving various forms of misconduct, and ensuring a safe working environment for, and ethical behavior by, our people. Full integration across the Company allows for consistent and seamless intake, investigation, and completion processes for reporting.

  - We also strengthened our case-tracking system and documentation guidelines. We have developed even stronger documentation guidelines, added more people to document and review data on a timely basis, and trained our investigators to consistently enter collected data into our global Navex intake and case management system.

- We enhanced our internal comprehensive "Investigations Guide". The "Investigations Guide" provides the Investigations Unit with a description of the parameters to be observed in the investigation process. The guide provides an objective understanding of workplace issues and enables internal teams to take prompt and appropriate remedial actions where warranted and consistent with corporate best practices.

- We added a "Navigator" role to serve as an additional resource to employees involved in an investigation. The Navigator is a dedicated resource within the Investigations Unit to support employees involved in an investigation. The Navigator provides employees an additional avenue to contact investigations team members assigned to their case and provides status updates as required.

- **We enhanced Company policies and programs to complement our Code of Conduct**. We maintain detailed, best-practice policies that are intended to prohibit workplace misconduct of all types and encourage reporting of any known or suspected workplace misconduct, including, without limitation, any known or suspected violations of our Code of Conduct, and other policies and programs. Additionally, we provide multiple avenues for employees to raise concerns (including an anonymous option through a third-party hosted web and phone line) and our policies prohibit retaliation of any kind against anyone for reporting a concern or potential misconduct in good faith.

  - We established a Workplace Integrity Policy. It requires all members of our workforce to play by the same rules and to reinforce our commitment to addressing any misconduct that detracts from a respectful and inclusive workplace. The policy covers types of misconduct that can and should be reported, how and when employees can report any misconduct, and what can be expected once a report has been filed. In addition, the policy includes information about the responsibilities and obligations of managers, the consequences of various types of misconduct, and how members in our workplace are protected from retaliation when involved in reporting misconduct or participating in investigations. All employees are required to complete training on this policy.

- **We strengthened Company-wide transparency, programs, and resources to support and foster a culture of diversity, equity, and inclusion ("DE&I")**. These initiatives include the following:

  - We published a DE&I Look-Back. On March 23, 2023, we published an annual DE&I retrospective, which is available on our corporate blog. The report and its findings are a clear demonstration of our commitment to diversity, equity, and inclusion and expands the detail on our reporting across gender, race, and ethnicity, as permitted by law.

  - We published annual EEO-1 and ESG reports. Our most currently available ESG report and EEO-1 report are published in the "Investor Relations—Reports & Filings" section of our corporate website.

  - We grew our unique Ethics Ambassador Program. More than 140 employees Company-wide are selected as Ethics Ambassadors through a nominations and vetting process open to all employees. Known as "Way2Play Heroes", this group of diverse peer leaders help other employees understand their reporting options, champion speaking up, and provide feedback and advice on how to strengthen the Company's Ethics and Compliance program.

  - We launched our first enterprise-wide manager development program.

- **We strengthened our employee outreach and engagement**. We believe transparency with our employees is critical to upholding the very best governance practices, and we have worked to increase transparency around our workforce. We capture and act on the voices of our employees through multiple means, including pulse surveys, listening sessions, and Upward Feedback, an annual process through which employees share constructive actionable feedback to their managers through an anonymous survey, enabling awareness regarding managers' inclusive behaviors and commitment to our values.

We also took the following steps in response to employee feedback:

  - In 2022, we shared our workforce representation data with employees and shareholders, including detailed and disaggregated Company data with respect to gender globally, and for the United States, racial and ethnic diversity.

  - We also shared the results of our U.S. Pay Equity Review for 2020 and Global Pay Equity Review for 2021, which highlight that, after accounting for factors that impact pay like role, location, tenure, and job classification, in the United States, women at the Company on average earned slightly more than men at the Company for comparable work in 2020, and globally, women and non-binary individuals at the Company on average earned one dollar for every dollar received by men at the Company for comparable work in 2021.

– As part of our "Upward Feedback" process, 90% of eligible managers received feedback in 2022 and a summary of the results are shared with the Chief Executive Officer and the Workplace Responsibility Committee.

Our 2022 Transparency Report

We believe we are among the first of the Fortune 500 companies to provide this level of transparency on these matters. But, appreciating how important it is for us to lead by example, we felt the need to provide a level of transparency that we believe other companies have not yet embraced. We have been, and will continue to be, transparent with the data and information that is meaningful to our shareholders. As indicated above, the information we plan to include in the report in great part will be informed by the extensive shareholder outreach we conducted, and the aims of this proposal. We think it is critical that our disclosures are responsive to the feedback that we received from **all** of our shareholders. Further, we are committed to providing meaningful disclosures that allow our stakeholders to measure our progress against the metrics and goals we have established. We believe that sharing this information helps drive accountability as we deliver on our pledges, uphold our shared values, and continue our unending pursuit of workplace excellence.

* * * * *

The Company welcomes the perspective of our shareholders, including by their vote on this proposal. The Company remains fully committed to continuing to foster a diverse, safe, equitable, and inclusive workplace for all of our employees, and to pursue transparency with respect to our efforts. However, for the reasons stated above, we believe the proposal is neither necessary nor in the best interests of the Company or our shareholders. **Therefore, the Board unanimously recommends that you vote "AGAINST" Proposal 7.**

* * * * *

REQUIRED VOTE AND BOARD RECOMMENDATION

This proposal will be approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares present in person or by proxy and entitled to vote on the matter at the Annual Meeting. While our Board believes that the views of the Company's shareholders are of the utmost importance and will carefully consider the outcome of the vote expressed by our shareholders when making future disclosure decisions, the vote will not be binding upon them. Our Board ultimately has a duty to act in what it believes to be the best interest of the Company and all its shareholders as it always has.

 **YOUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE AGAINST PROPOSAL 7.**

BENEFICIAL OWNERSHIP MATTERS

SECURITY OWNERSHIP OF OUR OFFICERS AND DIRECTORS

The following table sets forth information, as of April 25, 2023, with respect to the beneficial ownership of our Common Stock by (1) our NEOs, (2) each director and each nominee for election as director, and (3) all current executive officers and directors as a group. Unless otherwise noted, the individuals named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by such shareholder.

Name	Shares of Activision Blizzard Beneficially Owned			
	Shares Owned (#)	Right to Acquire[1] (#)	Total Shares Owned plus Right to Acquire (#)	Percent of Outstanding Shares[2] (%)
Daniel Alegre	28,014	206,818[3]	234,832	*
Reveta Bowers	19,031[4]	802[5]	19,833	*
Brian Bulatao	20,496	31,494[3]	51,990	*
Kerry Carr	2,406	802[5]	3,208	*
Robert Corti	124,763[6]	802[5]	125,565	*
Grant Dixton	17,513	—	17,513	*
Brian Kelly	1,159,167[7]	81,478[8]	1,240,645	*
Robert Kotick	4,296,550[9]	2,201,878[3]	6,498,428	*
Barry Meyer	54,799[10]	802[5]	55,601	*
Robert Morgado	167,166[11]	802[5]	167,968	*
Peter Nolan	224,525[12]	802[5]	225,327	*
Dawn Ostroff	8,514	802[5]	9,316	*
Armin Zerza	43,859	88,623[3]	132,482	*
All current directors and executive officers as a group (12 persons)	6,138,789[13]	2,409,087[14]	8,547,876	1.08

* Less than 1%.

(1) Consists of shares of our Common Stock that may be acquired upon (a) the exercise of stock options to purchase shares of our Common Stock that are exercisable on or within 60 days of April 25, 2023 (i.e., by June 24, 2023), and (b) the vesting of RSUs reflecting the right to receive shares of our Common Stock that vest, or the settlement of vested RSUs that settle, within 60 days of April 25, 2023 (i.e., by June 24, 2023).

(2) The percent of outstanding shares was calculated by dividing the number of shares of our Common Stock beneficially owned by each beneficial owner or group of beneficial owners as of April 25, 2023 (including the number of shares that each beneficial owner or group of beneficial owners had the right to acquire within 60 days of that date) by the sum of (a) the total number of shares of our Common Stock outstanding on that date (i.e., 786,120,459) and (b) the number of shares that may be acquired by such beneficial owner or group of beneficial owners within 60 days of that date.

(3) Consists of options to purchase shares of our Common Stock.

(4) Consists of shares of our Common Stock held by the Bowers Family Trust of 2004. Ms. Bowers and her husband, Bobbie S. Bowers, are co-trustees and share voting and investment power with respect to those securities.

(5) Consists of RSUs.

(6) Consists of (a) 59,409 shares held by the Jo Ann Corti Revocable Trust and (b) 65,354 shares held by the Robert J. Corti Revocable Trust.

(7) Consists of (a) 25,302 shares directly held by Mr. Kelly, (b) 574,721 shares held by ASAC TJKS LLC, a limited liability company managed by Mr. Kelly, (c) one share held by ASAC II LLC, a limited liability company of which Messrs. Kelly and Kotick are the managers, as to which Mr. Kelly disclaims beneficial ownership except to the extent of his pecuniary interest therein, (d) 526,684 shares held by the 31427N Trust, of which Mr. Kelly is the trustee, as to which Mr. Kelly disclaims beneficial ownership, (e) 32,457 shares held by the Brian & Joelle Kelly Family Foundation, a charitable foundation of which Mr. Kelly is a trustee, as to which Mr. Kelly disclaims beneficial ownership and (f) two shares held by Delmonte Investments, LLC, of which Mr. Kelly is a member and manager.

(8) Consists of (a) options to purchase 80,676 shares of our Common Stock and (b) 802 RSUs.

(9) Consists of (a) 3,924,881 shares of our Common Stock held in the 10122B Trust, of which Mr. Kotick is the trustee and the sole beneficiary, (b) one share held by ASAC II LLC, a limited liability company of which Messrs. Kelly and Kotick are the managers, as to which Mr. Kotick disclaims beneficial ownership except to the extent of his pecuniary interest therein, (c) 371,666 shares held in the 1011 Foundation, Inc., a charitable foundation of which Mr. Kotick is the president, as to which Mr. Kotick disclaims beneficial ownership and (d) two shares held by Delmonte Investments, LLC, of which Mr. Kotick is a member and manager.

(10) Consists of (a) 27,398 shares held by The Barry Meyer Separate Property Trust, a trust for the benefit of Mr. Meyer's wife and children, of which Mr. Meyer is the trustee, and (b) 27,401 shares held by The Barry and Wendy Meyer Trust, of which Mr. Meyer and his wife, Wendy Meyer, are co-trustees and share voting and investment power with respect thereto.

(11) Consists of (a) 127,675.32 shares of our Common Stock held by Mr. Morgado and (b) 39,490.68 shares held by the Robert J. and Mary Lou Morgado Charitable Trust, a charitable foundation of which Mr. Morgado is a trustee, as to which Mr. Morgado disclaims beneficial ownership.

(12) Consists of (a) 160,815 shares held by the Nolan Family Trust, a revocable living trust, of which Mr. Nolan and his spouse are the trustees and beneficiaries, (b) 15,080 shares held by Nolan 2007 Family Partnership LP, a family limited partnership, as to which Mr. Nolan owns and controls the general partner, and the remaining ownership of which is split among three trusts for the benefit of Mr. Nolan's children, (c) 15,080 shares held by Nolan II Family Partnership LP, a family limited partnership, as to which Mr. Nolan owns and controls the general partner, and the remaining ownership of which is split among three trusts for the benefit of Mr. Nolan's children, and (d) 33,550 shares held by MIROEL Investments, LLC, of which Mr. Nolan is the managing member and the ownership of which is split among three trusts for the benefit of Mr. Nolan's children and the Nolan Family Trust.

(13) Includes shares of our Common Stock held indirectly by the individuals named in the table as described above, except for Mr. Alegre, who served as an executive officer during 2022, but is no longer employed by the Company.

(14) Consists of (a) options to purchase 2,402,671 shares of our Common Stock and (b) 6,416 RSUs.

SECURITY OWNERSHIP OF HOLDERS OF MORE THAN 5% OF OUR COMMON STOCK

The following table sets forth information as to any person (including any "group," as that term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of our Common Stock. The information in the table is based on a review of filings made with the SEC on Schedules 13D and 13G and the assumption that each of the persons named in the table continued to own the number of shares reflected in the table on April 25, 2023. As of April 25, 2023, there were 786,120,459 shares of our Common Stock outstanding.

	Shares of Activision Blizzard Beneficially Owned	Percent of Outstanding Shares
The Vanguard Group *100 Vanguard Blvd.* *Malvern, PA 19355*	61,897,641[1]	7.87%
BlackRock, Inc. *55 East 52nd Street* *New York, NY 10055*	56,307,360[2]	7.16%
Berkshire Hathaway Inc. / Warren E. Buffett *3555 Farnam Street* *Omaha, NE 68131*	52,717,075[3]	6.71%

(1) This information is based solely on a Schedule 13G/A filed with the SEC by The Vanguard Group, together with various of its direct and indirect subsidiaries, in their various fiduciary and other capacities, on February 9, 2023, in which The Vanguard Group reported that as of December 30, 2022, it had shared voting power over 1,038,776 shares of our Common Stock, sole dispositive power over 58,866,453 shares of our Common Stock, and shared dispositive power over 3,031,188 shares of our Common Stock.

(2) This information is based solely on a Schedule 13G/A filed with the SEC by BlackRock, Inc., together with various of its direct and indirect subsidiaries, in their various fiduciary and other capacities, on January 31, 2023, in which BlackRock, Inc. reported that as of December 31, 2022, it had sole voting power over 50,407,980 shares of our Common Stock and sole dispositive power over 56,307,360 shares our Common Stock.

(3) This information is based solely on a Schedule 13G filed with the SEC by Berkshire Hathaway Inc., together with various of its direct and indirect subsidiaries, in their various fiduciary and other capacities, and Warren E. Buffett on February 14, 2023, in which Berkshire Hathaway Inc. and Mr. Buffett reported that as of December 31, 2022, each had shared voting power over 52,717,075 shares of our Common Stock and shared dispositive power over 52,717,075 shares of our Common Stock. Information about the subsidiaries' beneficial ownership of shares of our Common Stock, including their voting and investment power, is reported in the Schedule 13G.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information, as of December 31, 2022, with respect to shares of our Common Stock that may be issued under our existing equity compensation plans.

Plan Category	Number of shares of Common Stock to be issued upon exercise of outstanding options, warrants, and rights (#)[1]	Weighted average exercise price of outstanding options, warrants, and rights ($)[2]	Number of shares of Common Stock remaining available for future issuance under equity compensation plans (#)
Equity compensation plans approved by shareholders:			
Activision Blizzard, Inc. 2008 Incentive Plan, as amended and restated (the "2008 Plan")	83,787	18.09	—[3]
Activision Blizzard, Inc. 2014 Incentive Plan (i.e., the 2014 Plan)[4]	21,522,208[5]	59.35	10,087,671[6]
All shareholder approved plans	**21,605,995**[5]	**58.91**	**10,087,671**
Equity compensation plans not approved by shareholders:			
None	—	N/A	—
All non-shareholder approved plans	**—**	**N/A**	**—**
TOTAL	**21,605,995**[5]	**58.91**	**10,087,671**

(1) Reflects options to purchase shares of our Common Stock and, in the case of the 2014 Plan, 13,754,249 RSUs, 2,638,651 of which have vesting tied to performance, each reflecting the right to receive a share of our Common Stock. This table excludes an aggregate of 9,478 shares issuable upon exercise of outstanding options and vesting of outstanding RSUs assumed by the Company in connection with the 2016 acquisition of King. The weighted average exercise price of the excluded options is $12.39.

(2) As there is no exercise price for RSUs, the values in this column represent the weighted average exercise price of any outstanding stock options under the relevant plan.

(3) Upon adoption of the 2014 Plan, we ceased making awards under the 2008 Plan.

(4) The 2014 Plan permits the granting of non-qualified stock options, incentive stock options, stock appreciation rights ("SARs"), restricted shares, RSUs, performance shares, performance units, and any other equity-based awards to our and any of our subsidiaries' directors, officers, and other employees and consultants.

(5) The number of shares assumes target performance for all outstanding unvested performance-vesting restricted share units (i.e., PSUs). If achievement of maximum performance is assumed, the number of shares of Common Stock to be issued upon exercise of outstanding options, warrants, and rights as of December 31, 2022, would be 22,299,868 shares under the 2014 Plan and 22,383,655 shares under all shareholder approved plans.

(6) The number of shares reserved for issuance under the 2014 Plan may be increased from time to time by: (X) the number of shares relating to awards outstanding under the 2008 Plan that: (a) expire, or are forfeited, terminated, or canceled, without the issuance of shares; (b) are settled in cash in lieu of shares; or (c) are exchanged, prior to the issuance of shares of our Common Stock, for awards not involving our Common Stock; (Y) if the exercise price of any stock option outstanding under the 2008 Plan is, or the tax withholding requirements with respect to any award outstanding under the 2008 Plan are, satisfied by withholding shares otherwise then deliverable in respect of the award or the actual or constructive transfer to the Company of shares already owned, the number of shares equal to the withheld or transferred shares; and (Z) if a SAR is exercised and settled in shares, the number of shares equal to the difference between the total number of shares with respect to which the award is exercised and the number of shares actually issued or transferred. The number of shares available for issuance under the 2014 Plan, as reflected in this table, assumes target performance of outstanding PSUs. If achievement of maximum performance is assumed, the number available for issuance under the 2014 Plan as of December 31, 2022, would be 9,403,276 shares.

INFORMATION ABOUT THE 2023 ANNUAL MEETING

Q: How can I reach the Company about meeting-related matters?

A: If you need to provide any notice to the Company—such as to revoke your proxy, to request or decline householding, or to submit a proposal or director nomination, in each case as described below—you should send that notice and any accompanying materials to the Corporate Secretary or Investor Relations department, as indicated, at:

Activision Blizzard, Inc.
2701 Olympic Boulevard, Building B
Santa Monica, California 90404

Q: Who may vote at the Annual Meeting?

A: Only shareholders of record at the close of business on April 25, 2023 (the "record date"), are entitled to notice of, or to vote at, the Annual Meeting. There were 786,120,459 shares of our Common Stock outstanding and entitled to vote on the record date.

A list of the shareholders entitled to vote at the Annual Meeting will be available for examination by any shareholder of record, for any purpose germane to the Annual Meeting, at, and for the ten days before, the Annual Meeting at www.viewproxy.com/ATVI/2023.

Q: How many votes may I cast?

A: Each share of our Common Stock outstanding on the record date is entitled to one vote for each director nominee and one vote on each other matter presented for action at the Annual Meeting.

Q: What if I hold my shares through a broker? What is the difference between holding shares as a "shareholder of record" and holding shares as a "beneficial owner"?

A: If your shares are held through a broker, bank, or any other nominee, you hold your shares in "street name," and you are considered the "beneficial owner" of those shares. As a beneficial owner, you are entitled to direct the firm that holds your shares how to vote your shares, or you can obtain a "legal proxy" from such broker, bank, or other nominee giving you the right to vote the shares at the meeting yourself.

If your shares are registered in your name with our stock transfer agent, Broadridge Financial Solutions, you are the "shareholder of record," and you may vote your shares in person at the meeting or by proxy The voting methods available to shareholders of record are described below under "How do I vote by proxy?" and "How can I attend and vote at the Annual Meeting?"

Q: Can my broker vote my shares without my instruction? What are "broker non-votes"?

A: If you hold shares in street name through a broker, bank, or other nominee, you will receive separate instructions from that firm explaining how to provide instruction as to the voting of your shares. If you are a beneficial owner and you do not provide voting instructions to the broker, bank, or other nominee that holds your shares, that firm will only be allowed to exercise its discretion to vote your shares on proposal 4—the ratification of PwC as the Company's independent registered public accounting firm. If you do not provide voting instructions with respect to proposals 1, 2, 3, 5, 6 and 7, your broker, bank, or other nominee will not be permitted to vote on those matters. This is called a "broker non-vote." Please be sure to give voting instructions for every proposal so your shares will be counted.

Q: How many votes must be present for business to be conducted?

A: There must be a quorum present for business to be conducted at the Annual Meeting. A quorum consists of the presence, in person or by proxy, of a majority of the shares of our Common Stock entitled to vote at the Annual Meeting. Both abstentions and broker non-votes will be included for purposes of determining whether a quorum is present.

Q: What are my voting options with respect to each proposal and how many votes are required to approve each proposal?

A:

Proposal	Voting Options	Vote Required to Adopt Proposal	Broker Discretionary Voting Allowed	Effect of Broker Non-Votes	Effect of Abstentions
Proposal 1 — Election of Directors	For, against, or abstain with respect to each nominee	The number of votes cast "for" the nominee exceeds the number of votes cast "against" the nominee by the holders of shares present in person or by proxy at the Annual Meeting and entitled to vote on the election of directors	No	No Effect	No Effect
Proposal 2 — Advisory vote to approve our executive compensation	For, against, or abstain	Affirmative vote of the holders of a majority of the voting power of the shares present in person or by proxy at the Annual Meeting and entitled to vote on the matter	No	No Effect	Against
Proposal 3 — Advisory vote on frequency of future advisory votes to approve our executive compensation	1 year, 2 years, 3 years or abstain	Frequency receiving greatest number of votes cast will be frequency considered to have been approved	No	No Effect	No Effect
Proposal 4 — Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm	For, against, or abstain	Affirmative vote of the holders of a majority of the voting power of the shares present in person or by proxy at the Annual Meeting and entitled to vote on the matter	Yes	N/A	Against
Proposal 5 — Shareholder proposal regarding ratification of termination pay	For, against, or abstain	Affirmative vote of the holders of a majority of the voting power of the shares present in person or by proxy at the Annual Meeting and entitled to vote on the matter	No	No Effect	Against
Proposal 6 — Shareholder proposal regarding adoption of a freedom of association and collective bargaining policy	For, against, or abstain	Affirmative vote of the holders of a majority of the voting power of the shares present in person or by proxy at the Annual Meeting and entitled to vote on the matter	No	No Effect	Against
Proposal 7 — Shareholder proposal regarding preparation of a report about the Company's efforts to prevent abuse, harassment and discrimination	For, against, or abstain	Affirmative vote of the holders of a majority of the voting power of the shares present in person or by proxy at the Annual Meeting and entitled to vote on the matter	No	No Effect	Against

Q: **What does it mean to vote by proxy?**

A: A vote via proxy authorizes Robert Kotick (our Chief Executive Officer), Grant Dixton (our Chief Legal Officer), and Luci Altman (our Corporate Secretary), and each of them individually, with full power of substitution, to vote and otherwise represent all of the shares you are entitled to vote at the Annual Meeting, in accordance with your instructions, with the same effect as if you attended the meeting and voted such shares yourself.

Q: **How do I vote by proxy?**

A: Shareholders of record may vote by proxy in three ways:

- Online before 11:59 p.m., Eastern Time, on June 20, 2023 – go to www.proxyvote.com, which is available 24 hours a day until the deadline. You will need your 16-digit control number from the notice of Internet availability of proxy materials or proxy card you received.

- By phone before 11:59 p.m., Eastern Time, on June 20, 2023 – call (800) 690-6903, which is available 24 hours a day until the deadline. You will need your 16-digit control number from the notice of Internet availability of proxy materials or proxy card you received.

- By mail, if you received a printed copy of the proxy card – complete and return that proxy card in the postage-paid envelope provided, and your vote will be counted so long as your proxy card is received before the polls close at the meeting. We urge you to complete, sign, date, and return the proxy card as soon as possible.



By Internet
www.proxyvote.com



By telephone
Call **(800) 690-6903** or the number on your proxy card



By mail
Sign, date and return your proxy card

Q: **What if I vote by proxy but do not provide specific instructions for every item?**

A: All shares of our Common Stock represented by valid proxies received before the Annual Meeting (so long as such proxies are not properly revoked) will be voted as directed. Any proxies given without direction will be voted FOR each of the nine director nominees named in this proxy statement (proposal 1), FOR advisory approval of our executive compensation (proposal 2), for advisory approval of ONE YEAR for the frequency of future advisory votes to approve our executive compensation (proposal 3), FOR ratification of PwC as the Company's independent registered public accounting firm for 2023 (proposal 4), AGAINST the shareholder proposal regarding ratification of termination pay (proposal 5), AGAINST the shareholder proposal regarding adoption of a freedom of association and collective bargaining policy (proposal 6), and AGAINST the shareholder proposal regarding preparation of a report about the Company's efforts to prevent abuse, harassment, and discrimination (proposal 7).

Q: **If I vote by proxy, can I change my vote?**

A: If you are a shareholder of record, you may revoke or change your proxy at any time before the proxy is voted at the Annual Meeting by: (1) sending a written notice of revocation of the proxy that is received by our Corporate Secretary before the Annual Meeting; (2) properly delivering a subsequently dated proxy; or (3) voting in person during the virtual Annual Meeting.

Q: **Will the Annual Meeting still be held if the proposed transaction with Microsoft closes prior to the Annual Meeting?**

A: On January 18, 2022, Activision Blizzard entered into the Microsoft Merger Agreement, pursuant to which Anchorage Merger Sub Inc., a wholly owned subsidiary of Microsoft, will merge with and into Activision Blizzard, with Activision Blizzard surviving the merger as a wholly owned subsidiary of Microsoft. If the proposed transaction with Microsoft pursuant to the Microsoft Merger Agreement closes prior to the Annual Meeting, the Annual Meeting will not be held.

Q: **How can I attend and vote at the virtual Annual Meeting?**

A: To attend and participate in the meeting, you first must register by visiting https://viewproxy.com/ATVI/2023, which you may do beginning approximately one week prior to the Annual Meeting. You will need to enter your name, phone number, and email address. After you submit your information, you will receive an email confirming your registration, as well as the password to attend the Annual Meeting.

If you were a beneficial owner (i.e., you hold your shares through a broker, bank or other nominee) at the close of business on April 25, 2023, and you wish to vote at the Annual Meeting, you must also provide a legal proxy from your bank before the meeting. You can upload your legal proxy to the registration website or email it to virtualmeeting@viewproxy.com in advance of the meeting. If you do request and receive a legal proxy from your broker, bank or other nominee, you will not be able to give that nominee any further voting instructions to vote shares on your behalf. You must join the virtual Annual Meeting and vote or your shares will not be counted.

Instructions on how to connect to and participate in the Annual Meeting, including how to demonstrate proof of stock ownership, are posted at https://viewproxy.com/ATVI/2023.

You may log into the Annual Meeting platform beginning at 8:45 a.m., Pacific Time, on June 21, 2023. The Annual Meeting will begin promptly at 9:00 a.m., Pacific Time. We encourage you to access the Annual Meeting well before to the start time.

Q: **What if I do not have Internet access?**

A: Please call (213) 929-4212 and use the Conference ID 661-903-165 to listen to the Annual Meeting over the phone. If you participate by telephone, you will not be able to vote your shares or ask questions during the Annual Meeting.

Q: **How can I ask questions?**

A: We invite shareholders to submit questions for consideration at the virtual Annual Meeting at https://viewproxy.com/ATVI/2023. Shareholders will be able to submit questions in advance when registering for the meeting and any time during the week before the Annual Meeting (beginning at approximately 9:00 a.m., Pacific Time, on June 14, 2023, and continuing through June 20, 2023, at approximately 5:00 p.m., Pacific Time. Shareholders can submit questions during the meeting by typing in the Questions/Chat pane of the control panel. Questions should relate to the official business of the meeting, and management proposals in particular. Management will seek to answer questions when the related proposal or matter is up for consideration.

Q: **What if I have technical difficulties accessing or during the virtual Annual Meeting?**

A: If you encounter difficulties accessing the meeting or during the meeting, please go to www.viewproxy.com/ATVI/2023/VM, e-mail VirtualMeeting@viewproxy.com, or call (866) 612-8937 for assistance. Technical support will be available starting at approximately 8:30 a.m., Pacific Time, on June 21, 2023, and will remain available until approximately thirty minutes after the virtual Annual Meeting has concluded.

Q: **What if I have additional questions?**

A: If you have any additional questions, you may contact our Investor Relations department at (310) 255-2000 or submit a request in writing by email to *ir@activision.com*.

DIRECTOR NOMINATIONS AND OTHER SHAREHOLDER PROPOSALS FOR OUR 2024 ANNUAL MEETING

Q: How can I nominate a director for election at the 2024 annual meeting and what is the deadline for that submission?

A: Under our Bylaws, shareholders of record as of the time of giving the notice and as of the record date for the 2024 annual meeting may nominate a person for election to our Board at the 2024 annual meeting of shareholders by providing proper notice to us between February 16, 2024 and March 17, 2024 (unless the date of our 2024 annual meeting is advanced by more than 30 days or delayed by more than 30 days from the anniversary date of the Annual Meeting, in which case the notice must be submitted no earlier than 120 days prior to the meeting and no later than the later of the 90th day before the meeting and the 10th day following the day on which notice of the date of the meeting is first mailed to the shareholders or public disclosure of the date of the annual meeting is first made, whichever first occurs). To be proper, the notice must be in writing and contain all the information required by our Bylaws, and must include the candidate's written consent to being named in the proxy statement as a nominee and to serve as a director if elected.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the SEC's universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than our nominees must also provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act.

Our Bylaws also include a "proxy access" provision that permits a shareholder, or group of no more than 20 shareholders, owning at least 3% of our Common Stock continuously for at least three years, to nominate and include in our proxy materials for an annual meeting director nominees constituting up to two individuals or 20% of the Board, whichever is greater, provided the shareholder(s) and nominee(s) satisfy certain requirements. For a proxy access nomination to be considered timely for the 2024 annual meeting, we must receive it between December 3, 2023 and January 2, 2024 (unless the date of our 2024 annual meeting is advanced by more than 30 days or delayed by more than 70 days from the anniversary date of the Annual Meeting, in which case the notice must be submitted no earlier than 150 days prior to the meeting and not later than the later of the 120th day before the meeting and the 10th day following the day on which notice of the date of the meeting is first mailed to the shareholders or public disclosure of the date of the annual meeting is first made, whichever first occurs). To be proper, any such proxy access nomination must be in writing and contain all the information required by our Bylaws, and must include the candidate's written consent to being named in the proxy statement as a nominee and to serve as a director if elected.

Any such nomination should be sent to our Corporate Secretary at the address set forth in the answer to the first question.

Shareholders also may submit director candidates directly to our Nominating and Corporate Governance Committee for consideration, as described under "Proposal 1—Election of Directors —How We Identify Candidates for Our Board—How Shareholders Can Recommend Director Candidates."

If the proposed transaction with Microsoft pursuant to the Microsoft Merger Agreement closes before we would otherwise be holding our 2024 annual meeting, such meeting will not occur and any director candidates submitted, even in accordance with our Bylaws, will not be considered by our shareholders.

If the proposed transaction with Microsoft has not already closed by the time we would otherwise be holding our 2024 annual meeting of shareholders (in which case, such meeting will occur), we intend to file a proxy statement and white proxy card with the SEC in connection with our solicitation of proxies for that meeting.

Q: **How can I submit a proposal for the 2024 annual meeting and what is the deadline for that submission?**

A: Any shareholder may present a proposal to be included in the proxy statement for, and for consideration at, the 2024 annual meeting of shareholders by submitting their proposal to us in writing, so we receive it on or before January 2, 2024 (unless the date of our 2024 annual meeting is advanced by more than 30 days or delayed by more than 30 days from the anniversary date of the Annual Meeting, in which case the proposal must be received a reasonable time before we begin to print and mail our proxy materials for our 2024 annual meeting). For such proposal to be included in our proxy statement, it must otherwise be in compliance with Rule 14a-8 under the Exchange Act.

Shareholders who wish to present proposals before our 2024 annual meeting, but do not intend for those proposals to be included in the proxy statement for that meeting, may utilize the procedure in our Bylaws. Under our Bylaws, such proposals may be made by shareholders of record by providing proper notice to us in a timely manner containing the information required by our Bylaws. For such notice to be considered timely, we must receive it between February 16, 2024 and March 17, 2024 (unless the date of our 2024 annual meeting is advanced by more than 30 days or delayed by more than 30 days from the anniversary date of the Annual Meeting, in which case the notice must be submitted no earlier than 120 days prior to the meeting and no later than the later of the 90th day before the meeting and the 10th day following the day on which notice of the date of the meeting is first mailed to the shareholders or public disclosure of the date of the annual meeting is first made, whichever first occurs). To be proper, the notice must be in writing and contain all the information required by our Bylaws and it must pertain to business that is a proper matter for shareholder action under the Delaware General Corporation Law.

Any such proposal should be sent to our Corporate Secretary at the address set forth in the answer to the first question above.

If the proposed transaction with Microsoft pursuant to the Microsoft Merger Agreement closes before we would otherwise be holding our 2024 annual meeting, such meeting will not occur and any proposals submitted, even if in accordance with Rule 14a-8 under the Exchange Act or our Bylaws, will not be considered by our shareholders.

AVAILABILITY OF PROXY MATERIALS ON THE INTERNET; DELIVERY OF DOCUMENTS TO SECURITY HOLDERS SHARING AN ADDRESS; FINANCIAL AND OTHER INFORMATION

Q: **What if I only received a printed notice about the availability of the proxy materials on the Internet and want a physical copy in the future?**

A: In lieu of distributing a printed copy of proxy materials for the Annual Meeting to every shareholder, we are making this proxy statement and our annual report for 2022 available to our shareholders on the Internet. Every shareholder who, as of the date on which such notice is mailed, has not requested to receive all proxy materials from us in printed form or via email will receive a printed notice regarding the Internet availability of those materials, which will include instructions on how to access them, as well as how to vote online.

If you received the notice and would prefer to receive a copy of the materials for the Annual Meeting or future annual meetings of our shareholders via email or would prefer to receive a printed copy of those materials by mail, in each case at no charge, please follow the instructions for obtaining the materials on the notice.

Q: **What if I received a physical copy of the proxy materials and only want an electronic copy in the future?**

A: If you received a printed copy of these materials and would prefer, in the future, to receive them via email or to receive a printed notice regarding their availability on the Internet, please call our Investor Relations department at (310) 255-2000 or submit a request in writing to Activision Blizzard, Inc., 2701 Olympic Boulevard, Building B, Santa Monica, California 90404, Attention: Investor Relations, or by email to *ir@activision.com*.

Q: **What if my household received multiple copies of the proxy materials and only wants one? What if I only received one copy of the proxy materials but want one for each member of my household holding stock?**

A: The SEC has adopted rules that permit companies to deliver a single notice regarding the availability of proxy materials on the Internet or a single copy of proxy materials to multiple shareholders sharing an address, unless a company has received contrary instructions from one or more of the shareholders at that address. In accordance with those rules, we may deliver a single notice or copy of proxy materials to multiple shareholders sharing an address but, upon request, we will promptly deliver a separate notice or a separate copy of proxy materials to one or more shareholders at a shared address to which a single notice or a single copy of proxy materials was delivered. You may request a separate notice or a separate copy of proxy materials by calling our Investor Relations department at (310) 255-2000 or by mailing a request to our Corporate Secretary at the address set forth in the answer to the first question. Shareholders at a shared address who receive multiple notices or multiple copies of proxy materials may request to receive a single notice or a single copy of proxy materials in the future in the manner described above.

Q: **How can I get a copy of the 2022 annual report to shareholders or the 2022 10-K?**

A: Our annual report to shareholders for the period ended December 31, 2022, including financial statements, is being provided to our shareholders at the same time as this proxy statement. **If you would like to receive a copy of our 2022 10-K, or any of the exhibits listed therein, please call our Investor Relations department at (310) 255-2000, email *ir@activision.com*, or submit a request in writing to Activision Blizzard, Inc., 2701 Olympic Boulevard, Building B, Santa Monica, California 90404, Attention: Investor Relations. We will provide you with our 2022 10-K without charge, or any of the exhibits listed therein upon the payment of a nominal fee (i.e., the expenses we incur in providing you with the requested exhibits).**

OTHER MATTERS

COSTS OF THE ANNUAL MEETING AND PROXY SOLICITATION

The Company will bear the entire cost of the Annual Meeting and this proxy solicitation, including the preparation, assembly, printing, and mailing of this proxy statement, the proxy card, the notice regarding the Internet availability of proxy materials, and any additional solicitation materials we send to shareholders. We have retained Innisfree M&A Incorporated as proxy solicitor for a fee of $25,000 plus out-of-pocket expenses. In addition, proxies may be solicited, personally or by mail, telephone, or email or other electronic means, by our directors, officers, and employees without additional compensation. We also will reimburse brokers, banks, and other nominees holding shares for beneficial owners of our Common Stock for their expenses in forwarding our proxy materials to those beneficial owners.

OTHER MATTERS COMING BEFORE THE ANNUAL MEETING

Our Board knows of no matters other than those described in this proxy statement that are expected to come before the Annual Meeting. The deadline for shareholders to notify us of any proposals or director nominations to be presented for action at the Annual Meeting has passed. Proxies may be voted subject to the discretion of the named proxy holders on matters incident to the conduct of the meeting.

YOUR VOTE IS IMPORTANT

Even if you plan to attend the Annual Meeting, we urge you to promptly vote your shares by proxy. You may vote your shares by proxy by following the instructions under the heading "Information About the 2023 Annual Meeting" in this proxy statement. If you attend the Annual Meeting, you may withdraw your proxy and vote in person if you wish.

HELPFUL RESOURCES

ANNUAL MEETING

Proxy Statement	investor.activision.com/sec.cfm
Annual Report	investor.activision.com/annual-reports.cfm
Voting for Record Holders	www.proxyvote.com
SEC Information on Proxy Matters	www.sec.gov/spotlight/proxymatters.shtml

BOARD OF DIRECTORS

Board of Directors	www.activisionblizzard.com/board-of-directors
Audit Committee Charter	investor.activision.com/auditcommitteecharter
Nominating and Corporate Governance Committee Charter	investor.activision.com/nominatingandcorporategovernancecommitteecharter
Compensation Committee Charter	investor.activision.com/compensationcommitteecharter

FINANCIAL REPORTING

Annual Reports	investor.activision.com/annual-reports.cfm
Quarterly Reports	investor.activision.com/results.cfm

COMPANY BUSINESS

Corporate Website	www.activisionblizzard.com/
Senior Corporate Management	www.activisionblizzard.com/leadership
Investor Relations	investor.activision.com/
Latest News	investor.activision.com/releases.cfm
Events and Presentations	investor.activision.com/events.cfm

GOVERNANCE DOCUMENTS

Bylaws	investor.activision.com/by-laws
Certificate of Incorporation	investor.activision.com/certificate-incorporation
Code of Conduct	www.activisionblizzard.com/code-of-conduct/
Corporate Governance Principles and Policies	investor.activision.com/corporate-governance-principles-and-policies
Equal Employment Opportunity Policy	investor.activision.com/Equal-Employment-Opportunity-Policy-PDF
Political Activities Disclosure	investor.activision.com/Political-Disclosure-PDF
Executive Stock Ownership Guidelines	investor.activision.com/executive-stock-ownership-guidelines
Policy on Recoupment of Performance-Based Compensation Related to Certain Financial Restatements	investor.activision.com/policy-recoupment-performance-based-compensation
Related Person Transactions Policy	investor.activision.com/related-person-transactions-policy

Web links throughout this document are provided for convenience only, and the content on the referenced websites does not constitute a part of this proxy statement.



CALL OF DUTY
ENDOWMENT
™



OUR MISSION:

The Call of Duty Endowment helps veterans find high-quality careers by supporting groups that prepare them for the job market and by raising awareness of the value vets bring to the workplace.

15,987 TOTAL JOBS SECURED IN 2022

$65,144 AVERAGE STARTING SALARY IN 2022

 ## $618 AVERAGE COST PER PLACEMENT IN 2022

 ## $72M IN GRANTS MADE SINCE 2009

$1B* ECONOMIC VALUE CREATED FOR VETERANS IN 2022

*Value of first year salaries we helped veterans capture.

FOR MORE INFORMATION AND TO DONATE, PLEASE VISIT:
www.callofdutyendowment.org